Exemption Order
82-5166


05007672

QUEBEC SECURITIES ACT

REPORT ON SECURITIES DISTRIBUTION IN QUEBEC UNDER THE EXEMPTION PRESCRIBED BY SECTION 52 OF THE QUEBEC SECURITIES ACT (SECTION 114 OF THE REGULATION)

SUPPL

TO: AUTHORITÉ DES MARCHÉS FINANCIÉRS

THE UNDERSIGNED hereby reports that during 2004, the number of securities distributed in Quebec utilizing the exemption prescribed by Section 52 of the Quebec Securities Act was 52,581 Trust Units. The Trust Units were issued at an average price of $11.17.

DATED AT Calgary, Alberta, this 21st day of March, 2005.

APF ENERGY TRUST

By: (Signed) "Alan MacDonald"
Vice-President Finance,
APF Energy Inc.


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C. 209 SECTION

Exemption Order
82-5166

FEE RULE

FORM 13-502F1

ANNUAL PARTICIPATION FEE FOR REPORTING ISSUERS

Reporting Issuer Name: **APF ENERGY TRUST**

Financial Year Ending, used in calculating the participation fee: **December 31, 2004**

Complete Only One of 1, 2 or 3:

1. Class 1 Reporting Issuers (Canadian Issuers - Listed in Canada and/or the U.S.)

Market value of equity securities:

Total number of equity securities of a class or series outstanding at the end of the issuer's most recent financial year		58,844,739	
Simple average of the closing price of that class or series as of the last trading day of each of the months of the financial year (under paragraph 2.5(a)(ii)(A) or (B) of the Rule)	X	$11.82	
Market value of class or series	=	695,544,815	
			695,544,815 (A)
(Repeat the above calculation for each class or series of equity securities of the reporting issuer that are listed and posted for trading, or quoted on a marketplace in Canada or the United States of America at the end of the financial year)			________(A)

Market value of corporate debt or preferred shares of Reporting Issuer or Subsidiary Entity referred to in Paragraph 2.5(b)(ii):

Bank debt as per December 31, 2004 Balance Sheet	169,000,000 (B)
Convertible Debentures	48,846,000(B)
Total Capitalization (add market value of all classes and series of equity securities and market value of debt and preferred shares) (A) + (B) =	913,390,815
Total fee payable in accordance with Appendix A of the Rule	35,000



Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$

Late Fee, if applicable
(please include the calculation pursuant to section 2.9 of the Rule) ____________

2. Class 2 Reporting Issuers (Other Canadian Issuers)

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit ____________

Contributed surplus ____________

Share capital or owners' equity, options, warrants and preferred shares (whether such shares are classified as debt or equity for financial reporting purposes) ____________

Long term debt (including the current portion) ____________

Capital leases (including the current portion) ____________

Minority or non-controlling interest ____________

Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above) ____________

Any other item forming part of shareholders' equity and not set out specifically above ____________

Total Capitalization ____________

Total Fee payable pursuant to Appendix A of the Rule ____________

Reduced fee for new Reporting Issuers (see section 2.8 of the Rule) ____________

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ __________

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule) __________

3. Class 3 Reporting Issuers (Foreign Issuers)

Market value of securities:

If the issuer has debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(a) of the Rule):

Total number of the equity or debt securities outstanding at the end of the reporting issuer's most recent financial year __________

Simple average of the published closing market price of that class or series of equity or debt securities as of the last trading day of each of the months of the financial year on the marketplace on which the highest volume of the class or series of securities were traded in that financial year. X __________

Percentage of the class registered in the name of an Ontario person X __________

(Repeat the above calculation for each class or series of equity or debt securities of the reporting issuer) = __________

Capitalization (add market value of all classes and series of securities) __________

Or, if the issuer has no debt or equity securities listed or traded on a marketplace located anywhere in the world (see paragraph 2.7(b) of the Rule):

Financial Statement Values (use stated values from the audited financial statements of the reporting issuer as at its most recent audited year end):

Retained earnings or deficit __________

Contributed surplus __________

Share capital or owners' equity, options, warrants and __________

preferred shares (whether such shares are classified as debt or equity for financial reporting purposes)

Long term debt (including the current portion)		______
Capital leases (including the current portion)		______
Minority or non-controlling interest		______
Items classified on the balance sheet between current liabilities and shareholders' equity (and not otherwise listed above)		______
Any other item forming part of shareholders' equity and not set out specifically above		______
Percentage of the outstanding equity securities registered in the name of an Ontario person	X	______
Capitalization		______
Total Fee payable pursuant to Appendix A of the Rule		______
Reduced fee for new Reporting Issuers (see section 2.8 of the Rule)		______

$$\frac{\text{Total Fee Payable} \times \text{Number of entire months remaining in the issuer's financial year}}{12}$$ ______

Late Fee, if applicable (please include the calculation pursuant to section 2.9 of the Rule)	______

Notes and Instructions

1. This participation fee is payable by reporting issuers, except in the case of investment funds. An investment fund that is a reporting issuer and that has an investment fund manger does not pay a corporate finance participation fee. The only investment funds that pay a corporate finance participation fee are those that are reporting issuers and that do not have an investment fund manager.

2. The capitalization of income trusts or investment funds that have no investment fund manager, which are listed or posting for trading, or quoted on, a marketplace in either or both of Canada or the U.S. should be determined with reference to the formula for Class 1 Reporting Issuers. The

capitalization of any other investment fund that has no investment fund manager should be determined with reference to the formula for Class 2 Reporting Issuers.

3. All monetary figures should be expressed in Canadian dollars and rounded to the nearest thousand. Closing market prices for securities of Class 1 and Class 3 Reporting Issuers should be converted to Canadian dollars at the daily noon exchange rate in effect at the end of the issuer's last financial year, if applicable.

4. A reporting issuer shall pay the appropriate participation fee no later than the date on which it is required to file its annual financial statements.

5. The number of listed securities and published market closing prices of such listed securities of a reporting issuer may be based upon the information made available by a marketplace upon which securities of the reporting issuer trade, unless the issuer has knowledge that such information is inaccurate and the issuer has knowledge of the correct information.

6. Where the securities of a class or series of a Class 1 Reporting Issuer have traded on more than one marketplace in Canada, the published closing market prices shall be those on the marketplace upon which the highest volume of the class or series of securities were traded in that financial year. If none of the class or series of securities were traded on a marketplace in Canada, reference should be made to the marketplace in the United States on which the highest volume of that class or series were traded.

7. Where the securities of a class or series of securities of a Class 3 Reporting Issuer are listed on more than one exchange, the published closing market prices shall be those on the marketplace on which

Exemption Order
82-5166


APF ENERGY


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH. D.C.
209
SECTION

NEWS RELEASE

TSX: AY.UN
AY.DB

APF Energy Trust Files its Annual Information Form

March 29, 2005 - APF Energy Trust today filed with Canadian securities authorities its Annual Information Form for the year ended December 31, 2004, including disclosure and reports relating to reserves data and other oil and gas information pursuant to National Instrument 51-101. Copies of the filed documents may be obtained through www.sedar.com, APF's website www.apfenergy.com or by emailing APF at invest@apfenergy.com.

Certain statements in this material may be "forward-looking statements" including outlook on oil and gas prices, estimates of future production, estimated completion dates of acquisitions and construction and development projects, business plans for drilling and exploration, estimated amount and timing of capital expenditures and anticipated future debt levels and royalty rates. Information concerning reserves contained in this material may also be deemed forward-looking statements as such estimates involve the implied assessment that the resources described can be profitably produced in the future. These statements are based on current expectations, estimates and projections that involve a number of risks and uncertainties, which could cause actual results to differ from those anticipated by APF. This news release is not for distribution in the U.S. The Toronto Stock Exchange has neither approved nor disapproved of the contents of this news release.

For Further Information Please Contact

Steve Cloutier, President
Alan MacDonald, V.P. Finance
Christine Ezinga, Corporate Planning Analyst
Telephone: (403) 294-1000 ▲ Toll Free (800) 838 9206 ▲ Fax (403) 294-1074
Email: invest@apfenergy.com ▲ Internet: www.apfenergy.com

This Management's Discussion and Analysis ("MD&A") for APF Energy Trust ("APF" or the "Trust") should be read in conjunction with the December 31, 2004 and 2003 audited annual consolidated financial statements ("consolidated financial statements") and related note disclosures. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles ("Canadian GAAP") and are presented in Canadian currency (except where indicated as being in another currency). APF is an oil and gas issuer and disclosures pertaining to oil and gas activities are presented in accordance with National Instrument 51-101 ("NI 51-101"). Additional information relating to APF, including disclosures required under NI 51-101, can be found in APF's Annual Information Form ("AIF") on SEDAR at www.sedar.com or on APF's website at www.apfenergy.com. This MD&A is dated March 1, 2005.

RESULTS OF OPERATIONS

PRODUCTION AND MARKETING

The Trust increased average production volumes by 28 percent to 16,012 boe/d for the year ended December 31, 2004, due primarily to the acquisition of Great Northern Exploration Ltd. ("Great Northern"), which added 5,600 boe/d of production effective June 2004, combined with a successful drilling program. The Great Northern acquisition and the Trust's gas-focused drilling program has shifted production from 45 percent natural gas-weighted in 2003, to 52 percent in 2004.

The Trust increased light/medium and heavy oil production by seven and nine percent respectively during 2004, despite unseasonable conditions during the third quarter that impacted the entire sector beyond the traditional spring break-up period. NGL and natural gas daily production volumes increased 112 and 47 percent respectively relative to the prior year, due primarily to the gas-levered Great Northern acquisition. The increase in production volumes is more pronounced in the fourth quarter and is more representative of the impact of Great Northern going forward.

	Three months ended December 31			Twelve months ended December 31		
	2004	2003	% Change	2004	2003	% Change
Light/medium crude oil (bbl/d)	6,443	5,205	24	5,802	5,399	7
Heavy oil (bbl/d)	1,291	1,293	–	1,167	1,073	9
NGL (bbl/d)	1,048	474	121	758	358	112
Natural gas (mcf/d)	58,008	36,929	57	49,712	33,799	47
Total (boe/d)	18,450	13,127	41	16,012	12,463	28
Production split						
Oil & NGLs	48%	53%	(10)	48%	55%	(12)
Natural gas	52%	47%	12	52%	45%	14

Crude oil is sold under 30-day evergreen contracts while the majority of natural gas production is sold in the spot market. Approximately 15 percent of natural gas volumes are sold to aggregators pursuant to long-term contracts declining from 20 percent prior to acquiring the Great Northern volumes.

REALIZED OIL AND GAS PRICES

The Trust's combined crude oil pricing before derivatives increased 24 percent for the year and 42 percent for the three months ended December 31, 2004, relative to the industry benchmark West Texas Intermediate ("WTI") measured in U.S. currency, which increased 33 and 55 percent over the same periods. The difference is consistent with observed differentials between WTI and the Canadian dollar-denominated Edmonton Par crude, which increased 22 and 46 percent for the year and three months ended December 31, 2004 respectively. U.S. and Canadian product differentials are primarily driven by U.S./Cdn. currency exchange rates; however, quality differentials and U.S. demand for Canadian imports also impact relative pricing. The remaining difference between the Trust's combined crude pricing before derivatives as compared to Edmonton Par is due to product quality differentials attributable to the Trust's heavy oil production. For the year ended December 31, 2004, heavy oil as a percentage of total crude oil production remained relatively unchanged whereas this percentage for the three months ended December 31, 2004 decreased from 20 percent to 17 percent. As a result, the Trust realized a higher average price relative to the comparative period.

Natural gas pricing before derivatives for the year ended December 31, 2004 increased two percent over the prior year. This is consistent with the one percent increase in the benchmark AECO price for the corresponding period as the relative balance between the supply of and demand for natural gas in North America remained constant. For the three months ended December 31, 2004, the 21 percent increase in the price of natural gas relative to the comparable quarter is due mainly to depressed North American natural gas prices during October and November 2003.

Price realizations include the impact of realized crude oil and natural gas financial derivative instruments. For the year ended December 31, 2004, crude oil price realizations increased 11 percent to $38.19 per bbl and include the settlement of crude oil derivatives, which lowered pricing before derivatives by 14 percent or $6.44 per bbl. Crude oil price realizations during the fourth quarter of 2004 were 18 percent higher than 2003 price realizations despite derivative losses that lowered per barrel pricing 20 percent from $46.43 before derivatives to $37.23 after realized derivatives.

The impact of realized derivatives did not significantly impact natural gas price realizations. Consistent with pricing before derivatives, for the year ended December 31, 2004, price realizations were up slightly to $6.80 per mcf, which represents a two percent increase over the prior year. Price realizations during the fourth quarter of 2004 were up 18 percent as compared to 2003, due to depressed North American natural gas prices during the first two months of the fourth quarter of 2003.

Effective January 1, 2004, the Trust began segregating costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously, the Trust had followed industry practice, presenting revenue net of these costs. The comparative figures have been restated with these costs segregated, resulting in an increase to the gross price per mcf (boe).

	Three months ended December 31			Twelve months ended December 31		
Prices – Before Derivatives ($Cdn.)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Light/medium crude oil (bbl)	$ 49.89	$ 35.21	42	$ 47.29	$ 38.03	24
Heavy oil (bbl)	29.15	22.48	30	31.43	26.19	20
Total crude oil (bbl)	46.43	32.68	42	44.63	36.07	24
NGLs (bbl)	41.82	31.37	33	40.09	31.83	26
Natural gas (mcf)	6.74	5.59	21	6.79	6.64	2
Total (boe)	$ 43.01	$ 33.04	30	$ 42.40	$ 37.66	13
Realized Oil and Gas Derivatives ($Cdn.)						
Crude oil (bbl)	$ (9.20)	$ (1.01)	811	$ (6.44)	$ (1.61)	300
Natural gas (mcf)	0.05	0.16	(69)	0.01	0.02	(50)
Total (boe)	$ (3.69)	$ (0.04)	9,125	$ (2.78)	$ (0.79)	252
Prices – After Realized Oil and Gas Derivatives ($Cdn.)						
Total crude oil (bbl)	$ 37.23	$ 31.67	18	$ 38.19	$ 34.46	11
NGLs (bbl)	41.82	31.37	33	40.09	31.83	26
Natural gas (mcf)	6.79	5.75	18	6.80	6.66	2
Total (boe)	$ 39.32	$ 33.00	19	$ 39.62	$ 36.87	7
Reference Pricing						
WTI ($U.S./bbl)	$ 48.28	$ 31.18	55	$ 41.40	$ 31.04	33
Edmonton Par ($Cdn./bbl)	$ 57.71	$ 39.56	46	$ 52.55	$ 43.14	22
AECO gas ($Cdn./mcf)	$ 7.08	$ 5.59	27	$ 6.79	$ 6.70	1
Foreign exchange ($U.S./$Cdn.)	1.2207	1.3157	(7)	1.3282	1.4010	(5)

The Trust uses derivative instruments to manage commodity price fluctuations and stabilize cash flows available for unitholder distributions and future development programs (see Risk Management section of this document). Derivative instruments are also used to help manage exposures to foreign currency exchange rates, interest rates and electricity rates. APF does not enter into derivative contracts for speculative purposes. A detailed summary of the Trust's derivative position at December 31, 2004 is presented in the Risk Management section of this document.

APF's current approach to derivatives involves the use of swaps, collars and sold WTI call options for light and medium crude oil and swaps and collars for natural gas. The following table summarizes crude oil and natural gas derivative contracts settled during 2004 as a percentage of quarterly production volumes and contracts outstanding as at the date of this report relating to future production:

	2004				2005				2006	
Percentage of production hedged	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4	Q1	Q2
Crude oil	49%	44%	44%	49%	34%	50%	47%	27%	27%	7%
Natural gas	33%	30%	35%	22%	16%	41%	41%	25%	16%	0%

OIL AND GAS REVENUE

Gross oil and gas revenue for the year ended December 31, 2004, increased 45 percent over the prior year, due to the Trust's acquisition of Great Northern and sustained strength in commodity prices. Seven months of Great Northern production volumes are reflected in the 2004 fiscal year. The impact of Great Northern is more evident when comparing the three month periods ended December 31. Gross oil and gas revenue for the fourth quarter of 2004 increased 83 percent over the comparable period in 2003. The variance can be explained by a 30 percent increase in prices (before realized derivatives) on 41 percent higher production volumes.

Effective January 1, 2004, the Trust began segregating costs associated with the transportation and selling of crude oil, natural gas and NGLs. Previously, the Trust followed industry practice, presenting revenue net of these costs. The comparative figures have been restated with these costs segregated, resulting in an increase to the gross price per mcf (boe).

Oil and Gas	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Light/medium crude oil sales	29,571	16,862	75	100,419	74,934	34
Heavy oil sales	3,463	2,675	29	13,423	10,260	31
NGL sales	4,031	1,368	195	11,115	4,157	167
Natural gas sales	35,944	18,997	89	123,527	81,938	51
Gross oil and gas revenue	73,009	39,902	83	248,484	171,289	45
Realized oil and gas derivatives	(6,260)	(44)	14,127	(16,305)	(3,565)	357
Transportation	(1,427)	(1,150)	24	(5,245)	(4,174)	26
Other	1,962	421	366	4,729	1,925	146
Net oil and gas revenue	67,284	39,129	73	231,663	165,475	40
Per boe	$ 39.64	$ 32.39	22	$ 39.53	$ 36.38	9

ROYALTIES

Royalties paid are calculated in accordance with royalty reference rates directly related to gross oil and gas revenues generated by the Trust from mineral leases with the Crown, freeholders and other operators. Total royalties for the year ended December 31, 2004, as a percentage of gross oil and gas revenue were consistent with rates paid during the prior year. Total royalties recorded for the fourth quarter of 2004 are approximately 18 percent of gross oil and gas revenue due to an adjustment for royalties previously accrued for during 2004. Going forward, the Trust expects royalty rates to remain consistent with annual rates recorded in 2004 and 2003.

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Crown royalties	8,711	4,838	80	30,429	19,364	57
Freehold royalties	3,231	2,120	52	12,679	10,193	24
Overriding royalties	1,309	609	115	4,602	2,916	58
Total royalties	13,251	7,567	75	47,710	32,473	47
% of gross oil and gas revenue	18.1%	19.0%	(4)	19.2%	19.0%	1
Per boe	$ 7.81	$ 6.27	25	$ 8.14	$ 7.14	14

OPERATING EXPENSE

On a gross and per boe basis, operating costs were higher for the three months and year ended December 31, 2004 when compared to the same periods in 2003 due primarily to the acquisition and integration of Great Northern. The Trust completed a significant number of optimization projects planned for Great Northern properties during the third and fourth quarters of 2004 and operating costs have trended lower following completion of these initiatives. The Trust has planned for additional initiatives to control future field costs and expects operating costs to average $9.00 per boe during fiscal 2005.

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Operating expense	15,628	9,619	62	51,788	32,370	60
Per boe	$ 9.21	$ 7.96	16	$ 8.84	$ 7.12	24

PRODUCT NETBACKS

Light/medium crude oil netbacks for the year ended December 31, 2004 decreased by two percent from $19.76 to $19.31, due primarily to lower price realizations after derivatives and higher operating costs related to Great Northern properties. The 2004 quarterly light/medium netback increased four percent over the prior period presented, resulting from higher prices received before derivatives and a smaller increase in operating costs relative to the prior period.

Light/medium crude oil	Three Months Ended December 31			Twelve Months Ended December 31		
($Cdn. per bbl)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Price – After realized derivatives	$ 38.85	$ 33.95	14	$ 39.55	$ 36.10	10
Royalties	(9.24)	(7.55)	22	(9.01)	(7.56)	19
Operating expense	(12.76)	(10.26)	24	(11.23)	(8.78)	28
Operating netback	$ 16.85	$ 16.14	4	$ 19.31	$ 19.76	(2)

Heavy oil netbacks increased 22 percent and 95 percent for the year and three months ended December 31, 2004, respectively, as compared to the prior periods in 2003. The increase is due primarily to higher price realizations offset by an increase in royalty expense. Operating costs for the year ended December 31, 2004, increased four percent over the prior year but were down 14 percent during the fourth quarter due to additional processing recoveries that reduce operating costs.

	Three months ended December 31			Twelve months ended December 31		
Heavy oil ($Cdn. per bbl)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Price – after realized derivatives	$ 29.15	$ 22.48	30	$ 31.43	$ 26.19	20
Royalties	(4.68)	(3.51)	33	(4.42)	(2.56)	73
Operating expense	(9.93)	(11.53)	(14)	(11.09)	(10.62)	4
Operating netback	$ 14.54	$ 7.44	95	$ 15.92	$ 13.01	22

NGL netbacks increased 33 percent and 59 percent for the year and three months ended December 31, 2004, respectively, relative to the corresponding periods in 2003 due to higher price realizations in a strong commodity price environment.

	Three months ended December 31			Twelve months ended December 31		
NGLs ($Cdn. per bbl)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Price – after realized derivatives	$ 41.82	$ 31.37	33	$ 40.09	$ 31.83	26
Royalties	(7.52)	(9.84)	(24)	(10.31)	(9.41)	10
Operating expense	–	–	–	–	–	–
Operating netback	$ 34.30	$ 21.53	59	$ 29.78	$ 22.42	33

Natural gas netbacks declined six percent for the year ended and increased 15 percent for the three months ended December 31, 2004. Price realizations for the year ended December 31, 2004 were relatively flat as compared to 2003 and the 21 percent quarter-over-quarter increase in the price of natural gas after deducting transportation is due to unusually low North American natural gas prices experienced during October and November of 2003. The increase in operating costs per mcf is due to the execution of planned optimization initiatives related to Great Northern properties.

	Three months ended December 31			Twelve months ended December 31		
Natural gas ($Cdn. per mcf)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Price – after realized derivatives	$ 6.79	$ 5.75	18	$ 6.80	$ 6.66	2
Transportation	(0.27)	(0.34)	(21)	(0.29)	(0.34)	(15)
	6.52	5.41	21	6.51	6.32	3
Royalties	(1.22)	(0.92)	33	(1.31)	(1.24)	6
Operating expense	(1.29)	(0.99)	30	(1.28)	(0.89)	44
Operating netback	$ 4.01	$ 3.50	15	$ 3.92	$ 4.19	(6)

On a combined boe basis, the increase in price realizations less transportation and other income is consistent with higher commodity prices offset by realized derivative losses. Despite the negative impact of derivatives and higher operating costs during the year ended December 31, 2004, netbacks increased two percent over 2003. Netbacks for the fourth quarter performed better against the comparable quarter due to a weaker commodity price environment during the fourth quarter of 2003, combined with operating costs that have trended lower since the third quarter of 2004.

	Three months ended December 31			Twelve months ended December 31		
Combined ($Cdn. per boe)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Price – After realized derivatives	$ 39.32	$ 33.00	19	$ 39.62	$ 36.87	7
Transportation	(0.84)	(0.95)	(12)	(0.90)	(0.92)	(2)
Other	1.18	0.35	237	0.82	0.41	100
	39.66	32.40	22	39.54	36.36	9
Royalties	(7.81)	(6.27)	25	(8.14)	(7.14)	14
Operating expense	(9.21)	(7.97)	16	(8.84)	(7.12)	24
Operating netback	$ 22.64	$ 18.16	25	$ 22.56	$ 22.10	2

GENERAL AND ADMINISTRATIVE

General and administrative ("G&A") expense for the year ended December 31, 2004, increased commensurate with the increased staffing levels required by growth in the Trust's operations from recent corporate and property acquisitions. On a per boe basis, G&A has declined 18 percent for the year and 43 percent for the three months ended December 31, 2004, due primarily to lower costs accrued for under the Trust's short-term incentive plan ("STIP").

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
General and administrative	3,197	3,980	(20)	10,635	10,023	6
Per boe	$ 1.88	$ 3.29	(43)	$ 1.81	$ 2.20	(18)

The STIP is designed to align employee and unitholder interests and to reward exceptional employee performance. The STIP enables all eligible employees to participate in a group bonus pool, provided the Trust generates a minimum total annual return of 10 percent. The total annual return on the Trust units as calculated by management for the year ended December 31, 2004, was 10.7 percent (2003 – 50.0 percent). Based on this total return figure, the 2004 STIP bonus pool was $1.17 million (2003 – $3.35 million). Senior employees, including officers, are also eligible to receive performance bonuses based on criteria applicable to their individual responsibilities. Excluding the STIP, G&A cost per boe for the year and three months ended December 31, 2004, was $1.62 (2003 – $1.47).

INTEREST ON LONG-TERM DEBT AND CONVERTIBLE DEBENTURES

Interest expense on long-term debt on a per boe basis remained consistent with 2003 for both the year and three months ended December 31, 2004. On a gross basis, interest expense has increased commensurate with higher average debt levels used to fund growth in the Trust's operations.

Interest and financing charges on convertible debentures for the year ended December 31, 2004, increased 97 percent in dollar terms and 53 percent on a per boe basis due to the fact that the debentures were issued on July 3, 2003, resulting in only six months of interest expense being included in the comparative figure. For the quarter ended December 31, 2004, interest expense on debentures decreased one percent in dollar terms as compared to the same period in 2003 due to $0.22 million in conversions during 2004.

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity instruments. The revised standard requires the Trust to classify the convertible debenture proceeds as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for Trust units. The comparative figures presented have been restated to conform to the amended accounting standard.

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Interest on long-term debt	1,556	1,088	43	5,405	4,171	30
Per boe	$ 0.92	$ 0.90	2	$ 0.92	$ 0.92	1
Interest and financing charges on convertible debentures	1,327	1,347	(1)	5,263	2,669	97
Per boe	$ 0.78	$ 1.12	(30)	$ 0.90	$ 0.59	53

DEPLETION, DEPRECIATION, AND ACCRETION

Depletion, depreciation and accretion ("DD&A") per boe increased 25 percent for the year and decreased 35 percent for the quarter ended December 31, 2004, respectively, as compared to the prior periods presented. The annual increase is due primarily to the acquisition of Great Northern resulting in a larger depletable base. The decrease quarter-over-quarter is attributable to an increase in proved reserves following the Trust's most active drilling quarter and revisions to the Trust's depletable base during the fourth quarter of 2004.

Effective January 1, 2004, the Trust retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" (ARO). The new standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred with a corresponding increase to property, plant and equipment. Prior periods presented include the impact of adopting this standard.

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Depletion, depreciation and accretion	16,108	17,704	(9)	85,997	53,389	61
Per boe	$ 9.49	$ 14.66	(35)	$ 14.68	$ 11.74	25

UNIT-BASED COMPENSATION

For the year and three months ended December 31, 2004, the Trust recorded a recovery of unit-based compensation of $0.88 million and $1.87 million respectively, as compared to an expense of $1.24 million and $0.58 million for the corresponding periods in 2003. The decrease in unit-based compensation expense recorded in 2004 is due to a change in the Trust's approach to valuing equity instruments awarded to employees and directors. During the fourth quarter of 2004, the Trust began using the Black-Scholes option-pricing model to estimate the fair value of unit-based compensation. Previously, the Trust used the excess of the period-end market price over the exercise price as an estimate of fair value.

Effective December 31, 2003, the Trust prospectively adopted CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The standard requires that equity instruments awarded to employees after December 31, 2002, be measured at fair value and recognized over the vesting period. Companies that adopted the standard during 2003 were permitted to provide proforma disclosure of equity instruments granted before January 1, 2003. Comparative figures for 2003 have been restated to reflect the impact of unit-based compensation.

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Compensation expense (recovery)	(1,866)	582	(421)	(877)	1,241	(171)
Per boe	$ (1.10)	$ 0.48	(328)	$ (0.15)	$ 0.27	(155)

TAXES

Saskatchewan capital tax and federal large corporation tax increased 22 percent for the year and 54 percent for the quarter ended December 31, 2004 as compared to fiscal 2003, reflecting an increase in taxable capital after the acquisition of Great Northern.

Future income taxes are recorded on corporate acquisitions to the extent the book value of assets acquired, excluding goodwill, exceeds the tax basis. This future income tax liability increases the book cost of the assets acquired. It is anticipated that the future income tax liability will not be paid by APF Energy but will instead be passed on to unitholders along with the income. Accordingly, this income tax liability will reduce each year and will be recognized as an income tax recovery at that time, to the extent that no income taxes were paid by APF Energy. For the year ended December 31, 2004, the Trust recovered $27.02 million in future income taxes compared to a future tax recovery of $14.21 million in 2003. At December 31, 2004 the Trust had a future income tax liability of $86.71 million as compared to $63.99 million at the end of 2003. The increase is due primarily to the future tax liability acquired with Great Northern, less recoveries recognized during the year. The December 31, 2003 comparative figures include the impact of adopting CICA Handbook Section 3110 "Asset Retirement Obligations".

	Three months ended December 31			Twelve months ended December 31		
($000 except per boe amounts)	2004	2003	% Change	2004	2003	% Change
		Restated			Restated	
Capital and other taxes	957	623	54	3,321	2,720	22
Per boe	$ 0.56	$ 0.52	9	$ 0.57	$ 0.60	(5)
Recovery of future taxes	(5,712)	451	1,367	(27,016)	(14,207)	90

SUMMARY OF ANNUAL RESULTS

	Year Ended December 31		
($000, except per unit amounts)	2004	2003	2002
		Restated	Restated
Total revenue	184,152	132,984	75,314
Net income	49,636	40,608	11,582
Per unit – basic	$ 1.02	$ 1.31	$ 0.57
Per unit – diluted	$ 1.02	$ 1.29	$ 0.56
Cash flow from operations	107,126	81,019	43,789
Per unit	$ 2.21	$ 2.62	$ 2.14
Distributions	96,930	68,713	37,766
Per unit	$ 2.00	$ 2.20	$ 1.81
Total assets	862,170	498,750	306,322
Total long-term debt	169,000	98,000	88,000

Total revenue is primarily affected by commodity prices, production volumes, royalties and realized and unrealized (non-cash) derivative gains and losses. Total revenue has increased commensurate with strong commodity prices, corporate and property acquisitions and internal development activity. The Trust has been an active acquirer over the past three years, completing the acquisition of Great Northern during 2004; the acquisitions of CanScot Resources, Nycan Energy, Hawk Oil and an additional interest at Swan Hills during 2003; and the acquisitions of Kinwest Resources and Paddle River assets in 2002.

The new accounting requirement to recognize gains/losses in the Trust's unrealized derivative position has introduced additional non-cash volatility in reported income. Prior to fiscal 2004, derivative gains/losses were reflected in income upon settlement of the related contracts; the 2003 and 2002 figures presented above have not been restated in accordance with the transitional provision of the new accounting pronouncement.

Net income has increased each year; however, the growth in income was lowered by realized oil and gas derivative losses, higher royalty expense in proportion with gross oil and gas revenues and higher operating costs and DD&A as a percentage of gross oil and gas revenues. The sustained strength in commodity prices, particularly light/medium crude oil, has resulted in larger than expected derivative losses. Operating costs associated with newly-acquired Great Northern properties escalated through the third quarter of 2004, but have trended downward during the fourth quarter and should remain stable throughout fiscal 2005. As the Trust is able to take advantage of internal development opportunities, DD&A per boe is expected to remain consistent with 2004.

Given the sustained strength in commodity prices during 2004, despite realized oil and gas derivative losses and higher cash operating costs, the Trust has generated growth in cash flow from operations. Cash distributions have also increased; however, distributions declared per unit have decreased to provide the Trust with additional development capital to sustain future cash distributions. Non-cash items, such as depletion, depreciation and accretion, future income taxes, and unrealized gains or losses on derivative instruments, do not influence the Trust's ability to distribute cash to unitholders.

The increase in total assets year-over-year is due primarily to oil and gas assets and goodwill purchased through corporate acquisitions. The increase in total long-term debt is commensurate with a larger asset base and increased development expenditures.

SUMMARY OF QUARTERLY RESULTS

The following table highlights the Trust's performance for the two most recent fiscal years presented on a quarterly basis:

	2004 Restated				2003 Restated			
($000, except per unit amounts)	Q4	Q3	Q2	Q1	Q4	Q3	Q2	Q1
Total revenue	66,066	46,776	39,169	32,141	31,543	32,737	33,295	35,410
Net income	34,870	3,176	4,788	6,802	(3,852)	9,799	20,977	13,687
Per unit – basic	$ 0.60	$ 0.06	$ 0.11	$ 0.18	$ (0.11)	$ 0.30	$ 0.65	$ 0.54
Per unit – diluted	$ 0.58	$ 0.06	$ 0.11	$ 0.18	$ (0.11)	$ 0.30	$ 0.65	$ 0.54
Cash flow from operations	31,125	29,729	24,415	21,857	14,873	19,389	21,563	25,194
Per unit	$ 0.53	$ 0.54	$ 0.56	$ 0.58	$ 0.44	$ 0.60	$ 0.67	$ 1.00
Distributions	28,068	26,517	22,516	19,829	17,822	18,909	18,916	13,066
Per unit	$ 0.48	$ 0.48	$ 0.51	$ 0.53	$ 0.53	$ 0.57	$ 0.59	$ 0.51
Total assets	862,170	833,093	853,234	496,871	498,750	501,689	446,527	377,916
Total long-term debt	169,000	150,000	190,000	55,000	98,000	90,000	102,000	97,000

Total revenue has trended upward over the past eight quarters. The new accounting requirement to mark the Trust's unrealized derivative position to market at period end and record the change in income, lowered 2004 quarterly revenues by $3.27 million in Q1, $2.22 million in Q2, and $6.09 million in Q3, and increased Q4 total revenue by $0.22 million. As previously mentioned, unrealized gains/losses were not recorded for periods prior to 2004.

The volatility in quarterly net income over the past two years is partially due to derivative gains/losses, higher operating costs and non-cash charges such as DD&A as well as the timing of certain other cash expenses. Net income for the fourth quarter of 2003 is significantly lower than any other quarter reported over the past two years due to the STIP bonus accrual recorded at December 31.

Cash flow from operations and cash distributions to unitholders have increased steadily since the fourth quarter of 2003. Growth in cash flows has been less than the observed increase in gross oil and gas revenues due to realized derivative losses and higher cash operating costs. Non-cash items such as DD&A, future income taxes, and unrealized gains or losses on derivative instruments, do not influence the Trust's ability to distribute cash to unitholders.

Significant corporate and property acquisitions explain the movement in total assets and total long-term debt. Great Northern was acquired in June 2004; CanScot was acquired in September 2003; Nycan Energy in April 2003; and Hawk Oil was acquired in February 2003. The increase in long-term debt at the end of 2004 is the result of the most active capital development program in the Trust's history.

LIQUIDITY AND CAPITAL RESOURCES

Working Capital

At December 31, 2004, the Trust had a working capital deficit of approximately $11.99 million as compared to $8.19 million at December 31, 2003. The 46 percent increase is the result of the fourth quarter of 2004 being the Trust's most active drilling quarter since inception. The Trust anticipates cash flow from operations will be sufficient to meet this current deficit.

Included in the calculation of working capital are unrealized derivative instruments measured at fair value and recorded on the balance sheet as a current asset or liability in accordance with EIC 128. At December 31, 2004, a current derivative asset of $3.31 million was recorded on the balance sheet (2003 – $nil) offset by a current derivative liability of $3.14 million (2003 – $nil). The ultimate settlement of these derivative positions is dependent upon changes in commodity prices, foreign currency exchange rates, and interest rates during the remaining life of derivative contracts.

LONG-TERM DEBT

Credit facility

At December 31, 2004, the Trust had a revolving credit and term facility for $200 million (2003 – $150 million) with a syndicate of Canadian financial institutions. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms.

The debt is collateralized by a $300 million demand debenture containing a first fixed charge on all crude oil and natural gas assets of APF as required by the lenders and a floating charge on all other property together with a general assignment of book debts. At December 31, 2004, the interest rate was Bank Prime of 4.25 percent plus 0.125 percent (2003 – 4.5 percent plus 0.125 percent).

Convertible debentures

On July 3, 2003, the Trust issued $50 million of 9.40 percent unsecured subordinated convertible debentures ("convertible debentures") for proceeds of $50 million ($47.68 million net of issue costs). Interest is paid semi-annually on January 31 and July 31 and the instruments mature on July 31, 2008.

The debentures are convertible at the holder's option into fully paid and non-assessable Trust units at any time prior to July 31, 2008, at a conversion price of $11.25 per Trust unit. The holder will receive accrued and unpaid interest up to and including the conversion date. The Trust can redeem the debentures after July 31, 2006, or earlier under certain circumstances. The convertible debentures become redeemable at $1,050 per convertible debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity. An additional 4.32 million Trust units (2003 – 2.18 million) were added to the weighted average number of units outstanding for the year relating to the assumed conversion of debentures.

The following table highlights accretion, conversions and the carrying value of Trust's convertible debentures:

($000)	Liability component	Equity component	Total
Issued on July 3, 2003	48,817	1,183	50,000
Accretion of liability during 2003	89	–	89
Conversions into Trust units during 2003	(1,187)	(29)	(1,216)
Carrying value at December 31, 2003	47,719	1,154	48,873
Accretion of liability during 2004	193	–	193
Conversions into Trust units during 2004	(215)	(5)	(220)
Carrying value at December 31, 2004	47,697	1,149	48,846

UNITHOLDERS' EQUITY

Trust unit offerings

At December 31, 2004, the Trust had 58.85 million Trust units outstanding (2003 – 34.07 million) and a market capitalization of approximately $690 million (2003 – $427 million). During 2004, the Trust completed three Trust Unit issuances:

Date of issue	Units issued	Price per unit	Gross proceeds	Use of proceeds
1. February 4, 2004	4.77 million	$11.60	$55.27	Reduced financial leverage; a portion of proceeds were used to finance Great Northern acquisition.
2. June 4, 2004	12.89 million	$12.18	$156.94	Issued as part of the Great Northern acquisition.
3. September 8, 2004	3.10 million	$11.30	$35.03	Reduced financial leverage and partially fund the Trust's expanded 2004 capital expenditure program.

As at February 28, 2005, APF had 59.56 million Trust units outstanding.

DISTRIBUTION REINVESTMENT PLAN

Commencing December, 2003, the Trust initiated a distribution reinvestment plan ("DRIP") for Canadian resident unitholders. The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan ("Regular DRIP").

The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date ("Premium DRIP"). Participation in the Regular DRIP and Premium DRIP is subject to proration by the Trust. The DRIP also allows those unitholders who participate in either the distribution reinvestment component or the premium distribution component to purchase additional Trust units directly from the Trust for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a unitholder in any calendar month, all subject to an overall annual limit of two percent of the outstanding Trust units.

The Trust issued 3.03 million Trust units during the year ended December 31, 2004 (2003 - 0.12 million) pursuant to the Premium DRIP, generating $33.89 million in proceeds (2003 - $1.33 million). During the fourth quarter of 2004, the Trust issued 0.89 million Trust units (2003 - 0.12 million) for total proceeds of $9.91 million (2003 - $1.33 million) in respect of the Premium DRIP. Under the Regular DRIP, the Trust issued 0.52 million Trust units during 2004 (2003 - 0.02 million) for proceeds of $5.76 million (2003 - $0.27 million). During the quarter ended December 31, 2004, the Trust issued 0.16 million units (2003 - 0.02 million) for proceeds of $1.81 million (2003 - $0.27 million).

UNITHOLDER DISTRIBUTIONS

Distributions to unitholders are paid monthly and can fluctuate depending on the cash flow generated from operations. Distributable cash is dependent upon many factors including commodity prices, production levels, debt levels, capital spending requirements, and other market factors. The Trust declared unitholder distributions of $96.93 million, or $2.00 per Trust unit during the year ended December 31, 2004 (2003 – $68.71 million or $2.20 per unit). For the quarter ended December 31, 2004, the Trust declared distributions of $28.07 million, or $0.48 per Trust unit (2003 – $17.82 million or $0.53 per unit).

The Trust distributed 90 percent of cash flow from operations for both the three months and year ended December 31, 2004, as compared to 120 percent and 85 percent for the three months and the year ended December 31, 2003.

TAXATION OF UNITHOLDER DISTRIBUTIONS

Distributions to unitholders have two components for taxation purposes: the taxable return on capital portion and the tax deferred return of capital. The return on capital is considered taxable to unitholders whereas the return of capital reduces the adjusted cost base of the unit each time a distribution is received.

The following table summarizes the components of annual distributions paid by the Trust since inception:

HISTORICAL CANADIAN TAX INFORMATION

Payment period	Taxable amount per unit (other income)	Tax deferred amount per unit (return of capital)	Cash distribution per unit for tax purposes	Taxable percentage	Tax deferred percentage
2004	$1.483	$0.687	$2.170	68.345%	31.655%
2003	$1.718	$0.462	$2.180	78.814%	21.186%
2002	$1.143	$0.657	$1.800	63.517%	36.483%
2001	$1.741	$1.304	$3.045	57.175%	42.825%
2000	$1.181	$0.719	$1.900	62.137%	37.863%
1999	$0.526	$1.029	$1.555	33.826%	66.174%
1998	$0.453	$1.387	$1.840	24.625%	75.375%
1997	$0.597	$0.913	$1.510	39.536%	60.464%
Total	$8.842	$7.158	$16.00		

Distribution payments to U.S.-resident unitholders are subject to 15 percent Canadian withholding tax, which is deducted from the distribution amount prior to deposit into accounts.

CAPITAL EXPENDITURES

Net capital expenditures for the year ended December 31, 2004 totalled $369.71 million (2003 – $191.18 million). The current year includes the $291.08 million gross acquisition cost of Great Northern and the comparative year reflects the gross acquisition cost of Hawk Oil Inc. ($49.70 million), Nycan Energy Corp. ($42.44 million), and CanScot Resources Ltd. ($42.08 million). Overall, the aggregate value of these corporate acquisitions during 2004 exceeded 2003 levels by $156.86 million. The $24.13 million increase in seismic, drilling and completions and production facilities over 2003 is attributable to a larger asset base and development opportunities resulting from the aforementioned acquisitions completed in 2003 and 2004.

Given the magnitude of corporate acquisitions during 2004, fewer property acquisitions were completed as compared to 2003, when the Trust acquired incremental production at Countess for $7.03 million and an interest in Swan Hills Unit No. 1 for $15.9 million. Conversely, the Trust was more active at crown land sales during 2004, building an inventory of high-quality drilling prospects so that production and reserves can be added independent of acquisition activity.

Net capital expenditures for the quarter increased to $39.25 million from $8.59 million during the same period in 2003 and is explained by the fact that the three months ended December 31, 2004 was the Trust's most active quarter for drilling and development since inception, as the Trust capitalized on the drilling opportunities associated with the Great Northern acquisition.

	Three months ended December 31		Twelve months ended December 31	
($000)	2004	2003	2004	2003
Corporate acquisitions	–	–	291,084	137,622
Property acquisitions	3,764	3,107	10,351	26,928
Land acquisitions	4,248	487	10,344	2,310
Seismic	2,991	96	4,561	1,070
Drilling and completions	22,291	8,519	41,449	24,287
Production facilities	5,621	3,216	11,222	7,749
Head office	643	116	1,203	494
Subtotal	39,559	15,541	370,214	200,460
Dispositions	(306)	(6,953)	(505)	(9,284)
Net capital expenditures	39,253	8,588	369,709	191,176

CONTRACTUAL OBLIGATIONS AND CONTINGENCIES

The Trust is involved in certain legal actions that occurred in the normal course of business. The Trust is required to determine whether a contingent loss is probable and whether that loss can be reasonably estimated. When the loss has satisfied both criteria, it is charged to net income. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

The Trust leases its office premises through an arrangement deemed to be an operating lease for accounting purposes. As such, the Trust is not required to record its lease obligation as a liability nor does it record its leased premises as an asset. The estimated operating lease commitments for the Trust's leased office premises for the next five years are as follows:

($000)	
2005	1,398
2006	1,213
2007	1,252
2008	1,083
2009	934
Thereafter	934

RISK MANAGEMENT

The Trust's objective is to provide unitholders with stable cash distributions and strong overall returns. APF is committed to full-cycle internal development opportunities and selectively pursuing acquisitions identified to be accretive on a per unit basis to cash flow, production, reserves and net asset value as a means to achieving its objectives. The Trust has established a risk management framework in order to mitigate risks inherent in the oil and gas sector.

COMMODITY PRICE RISK

Commodity price risk is defined as fluctuations in crude oil, natural gas, and natural gas liquid prices. The Trust uses derivative instruments as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows available for unitholder distributions and future development programs. At December 31, 2004, the Trust had recorded a $2.30 million unrealized loss on outstanding crude oil derivative instruments and a $2.06 million unrealized gain on outstanding natural gas derivative instruments.

Crude oil and natural gas derivative instruments outstanding at the end of 2004 are as follows:

Period	Commodity	Type of contract	Average daily quantity	Average daily price per bbl, GJ or mmbtu
January to March 2005	Crude oil	Swap	1,500 bbls	$U.S. 35.78
January to March 2005	Crude oil	Collar	1,000 bbls	$U.S. 38.00 to $U.S. 44.95
January to March 2005	Crude oil	Sold call	500 bbls	$U.S. 42.37 ($U.S. 3.19 premium)
April to June 2005	Crude oil	Swap	667 bbls	$U.S. 36.66
April to June 2005	Crude oil	Collar	2,000 bbls	$U.S. 39.25 to $U.S. 44.94
April to June 2005	Crude oil	Sold call	500 bbls	$U.S. 40.95 ($U.S. 3.45 premium)
July to September 2005	Crude oil	Collar	1,000 bbls	$U.S. 41.00 to $U.S. 51.30
January to March 2005	Natural gas	Sold call	5,000 GJ	$Cdn. 11.80
January to March 2005	Natural gas	Collar	5,000 GJ	$Cdn. 7.00 to $Cdn. 11.35
April to October 2005	Natural gas	Collar	5,000 mmbtu	$U.S. 6.50 to $U.S. 6.90
April to October 2005	Natural gas	Collar	10,000 GJ	$Cdn. 6.25 to $Cdn. 7.20

The following contracts were entered into subsequent to December 31, 2004:

Period	Commodity	Type of contract	Average daily quantity	Average daily price per unit
April to June 2005	Crude oil	Collar	1,000 bbls	U.S.$43.00 to U.S.$51.65
July to September 2005	Crude oil	Collar	2,500 bbls	U.S.$44.00 to U.S.$50.99
October to December 2005	Crude oil	Collar	1,500 bbls	U.S.$44.00 to U.S.$51.82
January to March 2006	Crude oil	Collar	2,000 bbls	U.S.$44.00 to U.S.$51.28
April to June 2006	Crude oil	Collar	500 bbls	U.S.$44.00 to U.S.$50.60
April to October 2005	Natural gas	Collar	10,000 GJ	Cdn.$6.00 to Cdn.$7.30
November 2005 to March 2006	Natural gas	Collar	10,000 GJ	Cdn.$6.50 to Cdn.$9.90

ELECTRICITY PRICE RISK

Electricity price risk is defined as fluctuations in input power prices charged to operating costs. The Trust's electricity cost management activities had an unrealized gain of $0.03 million at year end. APF assumed a fixed price electricity contract through the acquisition of Great Northern. At December 31, 2004, the Trust had a 2MW (7x24) contract with a fixed price of $46.40/MWh for calendar 2005; the forward price in the market for calendar 2005 was $49.00/MWh.

FOREIGN CURRENCY RISK

Foreign currency risk is the risk that a variation in the $U.S./$Cdn. exchange rate will negatively impact the Trust's operating and financial results. The Trust's currency risk management activities had an unrealized gain of $1.10 million at December 31, 2004. The derivative instruments currently outstanding are as follows:

Term	Type of contract	Amount ($U.S. 000)	Exchange rate ($U.S. / $Cdn.)
January to April 2005	Forward	5,000	1.3550
January to April 2005	Forward	5,000	1.3680
January to December 2005	Collar	5,000	1.2300 to 1.2700
January to December 2005	Collar	10,000	1.2000 to 1.2600
February to December 2005	Collar	10,000	1.2300 to 1.2700

The costless collar arrangements have counterparty call options on December 30, 2005 whereby the Trust's counterparty can extend the contract term for calendar 2006 at an average rate of 1.2740.

Interest rate risk

Interest rate risk is the risk that variations in interest rates will negatively impact the Trust's financial results. The Trust had entered into various derivative instruments to manage its interest rate exposure on debt instruments. At December 31, 2004, the Trust's interest rate risk management activities had an unrealized loss of $0.67 million related to the following fixed rate contracts:

Term	Amount ($000)	Interest rate
January 2005 to November 2005	20,000	3.58% plus stamping fee
January 2005 to May 2006	20,000	3.60% plus stamping fee
January 2005 to March 2007	20,000	3.58% plus stamping fee
January 2005 to September 2007	20,000	3.65% plus stamping fee

Production risk

Production risk relates to the Trust's ability to produce, process and transport crude oil and natural gas. To manage this risk to an acceptable level, the Trust performs regular and proactive maintenance on its wells, facilities and pipelines. The Trust operates approximately 85 percent of its production, which affords greater control over operations.

Natural decline and reserve replacement risk

Natural decline risk relates to the Trust's ability to replace reserves in excess of annual production declines through development activities such as drilling, well completions, well workovers and other capital activities. The Trust manages its business using a portfolio approach whereby capital is allocated across a number of areas so that significant capital is not risked on any one activity. Capital is spent only after strict economic criteria for production and reserve additions are assessed.

The Trust's reserves are evaluated on an annual basis by independent third-party consultants reporting to the Trust's Audit and Reserves Committee of the Board of Directors. The Trust's approach is to invest in mature, long-life properties with a high proved producing component combined with low-risk development opportunities where the reserve risk is generally lower and cash flows are more stable and predictable.

Acquisition risk

Acquisition risk arises when the Trust acquires producing properties as a means to growing its asset base. The Trust is proactive in seeking out corporate or property transactions that will be accretive on a per unit basis to cash flow, production, reserves, and net asset value. The cross-functional acquisition teams identify opportunities for value enhancement through operational efficiencies or strategic fit, and evaluate estimates against established acquisition and economic hurdle rates.

Environmental health and safety risk

Environment, health and safety risks relate primarily to field operations associated with oil and gas assets. To mitigate this risk, a preventative environmental, health and safety program is in place as well as operational loss insurance coverage. APF employees and contractors adhere to APF's environment, health and safety program, which is routinely reviewed and updated to ensure the Trust operates in a manner consistent with best practices in the industry. The Board of Directors is actively involved in the risk assessment and risk mitigation process.

Regulation, tax and royalty risk

Regulation, tax and royalty risk relates to changing government royalty regulations, income tax laws and incentive programs impacting the Trust's financial and operating results. The tax efficiency of the royalty trust model is contingent upon its status as a mutual fund trust under Canadian tax laws and, therefore, may be subject to unanticipated legislative and/or regulatory modification. Management and oversight committees, with the assistance of legal counsel, stay informed of proposed changes in laws and regulations and proactively respond to and plan for the effects that these changes.

Capital market risk

APF's ability to maintain its financial strength and liquidity is dependent upon its ability to access Canadian capital markets. If Canadian debt or equity markets were to become less accessible to the Trust, it may affect the ability of APF to continue to replace production and maintain distributions.

SIGNIFICANT ACCOUNTING POLICIES AND ESTIMATES

Consolidation

These consolidated financial statements include the accounts of the Trust, Energy, LP and Tika and are referred to collectively as "APF" or "the Trust". Investments in jointly controlled companies and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Trust's proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Revenue Recognition

Revenue associated with the sale of crude oil, natural gas, and natural gas liquids owned by the Trust are recognized when title passes from the Trust to its customers.

Property, Plant and Equipment

APF uses the full cost method for oil and gas exploration, development and production activities as set out in CICA Accounting Guideline 16 ("AcG-16"), "Oil and Gas Accounting – Full Cost". The cost of acquiring oil and natural gas properties as well as subsequent development costs are capitalized and accumulated in a cost center. Maintenance and repairs are charged against income, and renewals and enhancements, which extend the economic life of the property, plant and equipment, are capitalized. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by at least 20 percent.

AcG-16 requires that a ceiling test be performed at least annually to assess the carrying value of oil and gas assets. A cost center is tested for recoverability using undiscounted future cash flows from proved reserves and forward indexed commodity prices, adjusted for contractual obligations and product quality differentials. A cost center is written down to its fair value when its carrying value, less the cost of unproved properties, is in excess of the related undiscounted cash flows. Fair value is estimated using accepted present value techniques that incorporate risk and uncertainty when determining expected future cash flows. Unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

Depreciation, Depletion and Accretion

In accordance with the full cost accounting method, all crude oil and natural gas acquisition, exploration, and development costs, including asset retirement costs, are accumulated in a cost center. The aggregate of net capitalized costs and estimated future development costs, less the cost of unproved properties and estimated salvage value, is amortized using the unit-of-production method based on current period production and estimated proved oil and gas reserves calculated using constant prices.

All other equipment is depreciated over the estimated useful life of the respective assets.

Oil and Gas Reserves

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices and consider the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels and economics of recovery based on cash flow forecasts.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill for the reporting unit, the consolidated Trust, is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Trust. If the fair value of the Trust is less than its book value, the impairment loss is measured by allocating the fair value of the Trust to the identifiable assets and liabilities at their fair values. The excess of the Trust's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

Income Taxes

The Trust is an *inter vivos* trust for income tax purposes. As such, the Trust is taxable on income that is not distributed or distributable to unitholders. As the Trust distributes all of its taxable income to the unitholders, no current provision for income taxes has been recorded. Should the Trust incur any income taxes, the funds available for distribution would be reduced accordingly.

The provision for income taxes is recorded in Energy using the liability method of accounting for income taxes. Future income taxes are recorded to the extent the accounting bases of assets and liabilities differ from their corresponding tax values using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted during the period with the adjustment recognized in net income.

The determination of the Trust's income and other tax liabilities are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, actual income tax liabilities or recoveries may differ significantly from estimates.

Commitments and Contingencies

APF is involved in various legal claims associated with the normal course of operations. APF is required to determine whether a contingent loss is probable and whether that loss can be reasonably estimated. When the loss has satisfied both criteria it is charged to net income. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

CHANGES IN ACCOUNTING POLICIES AND ESTIMATES

Asset Retirement Obligations

Effective January 1, 2004, APF retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" (ARO). The new standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.

The present value of the asset retirement obligation is recognized as a liability with the corresponding asset retirement cost capitalized as part of property, plant and equipment. The asset retirement obligation will increase over time due to accretion and the asset retirement cost will be depreciated on a basis consistent with depreciation and depletion. APF previously used the unit-of-production method to match estimated future retirement costs with the revenues generated over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

The impact of this change has been disclosed in Note 3 to the consolidated financial statements.

Compensation Expense

Effective December 31, 2003, APF prospectively adopted CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The standard requires that equity instruments awarded to employees after December 31, 2002, be measured at fair value and recognized over the related period of service ("vesting period") with a corresponding increase to contributed surplus. When rights are exercised by employees and directors of the Trust, the consideration paid is recorded to the unitholders' investment account along with related non-cash compensation expense previously recognized in contributed surplus.

APF has established a Trust Unit Options Plan (the "Plan") and a Trust Unit Incentive Rights Plan (the "Rights Plan") for employees and independent directors that are described in Note 13 to the financial statements. The exercise price of the rights granted under the Rights Plan may be reduced in future periods based on future operating performance in accordance with the terms of the Rights Plan. The Trust uses a Black-Scholes option-pricing model to estimate the fair value of rights awarded under the Rights Plan as at the grant date. The fair value ascribed to awarded rights is not subsequently revised for any change in underlying assumptions. Compensation expense is adjusted prospectively for rights cancelled under the Rights Plan during the period.

Details of both the Options Plan and Rights Plan are disclosed in Note 13 and the impact of this change has been disclosed in Note 3 to the consolidated financial statements.

Derivative Instruments and Hedging Relationships

Effective January 1, 2004, APF prospectively adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships" and the amended Emerging Issues Committee 126 ("EIC-126"), "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". In accordance with the new guideline, all unrealized derivative instruments that either do not qualify as a hedge under

AcG-13, or are not designated as a hedge, are recorded as a derivative asset or a derivative liability on the consolidated balance sheet with any changes in fair value during the period recognized in income. Prior to January 1, 2004, the Trust recognized gains and losses on derivative contracts at the time of settlement.

In order to apply hedge accounting, an entity must formally document the hedging arrangement and sufficiently demonstrate the effectiveness of the hedging relationship. Based on a review of the Trust's derivative position at January 1, 2004, the majority of derivative contracts did not qualify for hedge accounting.

APF's mark-to-market position on derivative contracts is disclosed in Note 7 and the transitional impact of this change has been disclosed in Note 3 to the consolidated financial statements.

Financial Instruments with a Conversion Feature

Effective December 31, 2004, APF retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity instruments. The revised standard requires APF to classify the convertible debenture proceeds as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for Trust units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into Trust units is an embedded conversion option. The conversion option is presented as equity because it is the initial value ascribed to the holders' right to convert a financial liability into Trust units at the date of issuance. The sum of the liability and equity components is equal to the $50.0 million proceeds received from the convertible debenture issuance. Details of the convertible debentures are disclosed in Note 10 and the impact of this change on prior periods presented has been disclosed in Note 3 to the consolidated financial statements.

OUTLOOK

Strategy

APF emphasizes a full-cycle approach to its business and plans to continue with internal development opportunities as a means to enhancing its production base and ultimately creating value for unitholders. Consistent with its full-cycle approach, APF actively added to its undeveloped land position through crown land sales during 2004 in order to establish high-quality drilling prospects. The objective is to position APF so that production and reserves can be added independent of acquisition activity. In that regard, the Trust's ability to add production through the drill bit creates a competitive advantage over those competitors that have depleted their development inventories and are reliant upon acquisitions to build or maintain their production base.

APF will continue to pursue acquisitions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. APF is committed to maintaining stable cash distributions over the long-term. In order to mitigate the commodity price risk that is inherent to the oil and gas sector, APF will continue to actively hedge commodity prices. APF believes that over the long term, outlook for both crude oil and natural gas pricing remains strong.

2005 Capital Investment and Development Activities

Based on current estimates and assumptions, APF plans to focus its 2005 capital program in the following manner:

($000)	Drilling & development	Land & seismic	Total
Southeast Saskatchewan	8,554	1,300	9,854
Southern	7,952	2,000	9,952
Central	11,394	1,035	12,429
Western	5,781	3,300	9,081
CBM – Alberta	15,289	375	15,664
CBM – Wyoming	4,483	–	4,483
Total	53,453	8,010	61,463

In addition, the Trust anticipates spending $2.80 million on environmental health and safety initiatives throughout the year.

The Trust expects its 2005 core capital investment program to be funded from its DRIP, cash flow and proceeds from the divestiture of non-core assets.

Recent land acquisitions within the Western Business Unit ("Western") complement ongoing and planned internal development activities at APF's Paddle River properties. Coalbed methane opportunities exist in the Upper Mannville formation and APF is currently in the de-watering process at Corbett Creek.

The Central Business Unit ("Central") contains a large inventory of conventional and unconventional drilling opportunities. APF will continue to exploit new opportunities and undeveloped acres while continuing to focus internal development capital on the core Innisfail asset. CBM activity in the Horseshoe Canyon coals is expected to increase as APF continues to build its unconventional asset base.

A significant percentage of the upcoming year's capital budget will be targeted at Queensdale and Handsworth located within the Southeast Saskatchewan Business Unit ("Southeast Saskatchewan"). This area has historically generated excellent operating results and full cycle investment returns and is capable of generating excellent economics despite high natural decline rates.

APF is most active in its Southern Business Unit ("Southern"). The historical focus has been low productivity, long life shallow gas in the Milk River and Medicine Hat formations. Future development will move beyond shallow gas drilling to include deeper prospects at Countess, Turin and Carmangay.

2005 Production Volumes

The production outlook for 2005 will be principally impacted by weather, timing of new production and drilling activity. APF expects to average 18,000 to 18,500 boe/d of production based on its established capital budget of $61.46 million for fiscal 2005. Assumptions include drilling costs, well performance, operating costs, projected sales volumes, interest rates, foreign currency exchange rates and other factors that impact operations. These inputs can change significantly as a result of actual events and may result in material variances from the Trust's estimates.

The following table provides projected estimates for 2005 of the sensitivity of the Trust's cash flow to changes in a number of variables:

Variable	Assumption	Change	Impact on annual cash flow ($000)	Impact on cash flow per unit
Crude oil price ($U.S./bbl)	$42.00	$1.00	$3,010	$0.05
Natural gas price ($Cdn./mcf)	$6.60	$0.10	$1,730	$0.03
$U.S./$Cdn. exchange rate	$0.82	$0.01	$1,540	$0.02
Interest rate	5.0%	1.0%	$2,010	$0.03
Crude oil production (bbl/d)	8,500	100 bbl/d	$890	$0.01
Natural gas production (mcf/d)	58,000	1,000 mcf/d	$1,360	$0.02

Exemption Order
82-5166


RECEIVED
APR 21 2005
209

UNITHOLDERS' RIGHTS PLAN AGREEMENT

THIS AGREEMENT made as of the 19th day of April, 2003.

BETWEEN:

APF ENERGY TRUST, a trust created under the laws of Alberta
(hereinafter referred to as the "Trust")

OF THE FIRST PART

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA, a trust company incorporated under the laws of Canada
(hereinafter referred to as the "Rights Agent")

OF THE SECOND PART

WHEREAS the Trust and the Rights Agent are parties to an agreement dated as of April 19, 1999 respecting a unitholder rights plan that is stated to be effective until the close of business on April 19, 2003;

AND WHEREAS Computershare Trust Company of Canada, as successor trustee of the Trust, has delegated to APF Energy Inc. ("APF") the responsibility for all matters of the Trust relating to any take-over bid, merger, amalgamation, arrangement, reorganization, recapitalization, purchase or repurchase of any securities or assets of any person, body corporate, trust or other entity, any business combination or any similar transaction, pursuant to a Delegation of Authority dated effective April 19, 2003;

AND WHEREAS the Board of Directors (the "Board") of APF has determined that it is advisable to implement a new rights plan (the "Rights Plan") to take effect immediately, to conform to current practices and to ensure, to the extent possible, that all unitholders of the Trust are treated fairly in connection with any take-over offer or bid for the trust units of the Trust, and to ensure that the Board is provided with a sufficient time to evaluate unsolicited take-over bids and to explore and develop alternatives to maximize unitholder value;

AND WHEREAS, in order to implement the Rights Plan, the Board of Directors of APF has:

(a) authorized and declared the issuance of one right (a "Right") effective at the Record Time (as hereinafter defined) in respect of each Trust Unit (as hereinafter defined) outstanding at the Record Time;

(b) authorized the issuance of one Right in respect of each Trust Unit issued after the Record Time and prior to the earlier of the Separation Time (as hereinafter defined) and the Expiration Time (as hereinafter defined); and

(c) authorized the issuance of Rights Certificates (as hereinafter defined) to holders of Rights pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS each Right entitles the holder thereof, after the Separation Time, to purchase securities of the Trust pursuant to the terms and subject to the conditions set forth herein;

AND WHEREAS the Board desires to appoint the Rights Agent to act on behalf of the Trust and holders of Rights, and the Rights Agent is willing so to act, in connection with the issuance, transfer, exchange and replacement of Rights Certificates (as hereinafter defined), the exercise of Rights and other matters referred to herein;

NOW THEREFORE in consideration of the premises and respective agreements set forth herein, the parties hereby agree as follows:

ARTICLE 1
INTERPRETATION

1.1 Certain Definitions

For the purposes of this Agreement, the following terms have the meanings indicated:

(a) "Acquiring Person" shall mean any Person who is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust; provided, however, that the term "Acquiring Person" shall not include:

(i) the Trust or any Subsidiary of the Trust;

(ii) any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust as a result of any one or a combination of:

(A) an acquisition or redemption by the Trust of Trust Units which, by reducing the number of Trust Units outstanding, increases the proportionate number of Trust Units beneficially owned by such Person to 20% or more of the Trust Units then outstanding (a "Trust Unit Reduction");

(B) a Permitted Bid Acquisition;

(C) acquisitions of Trust Units: (1) in respect of which the Board of Directors of APF has waived the application of Section 3.1 pursuant to subsections 5.1(b), (c) or (d) or which were made on or prior to the date of this Agreement; or (2) which are made as an intermediate step in a series of related transactions in connection with an acquisition by the Trust or its Subsidiaries of a Person or assets, provided that the acquiror of such Trust Units distributes or is deemed to distribute such Trust Units to its securityholders within 10 Business Days of the completion of such acquisition, and following such distribution no Person has become the Beneficial Owner of 20% or more of the Trust Units of the Trust then outstanding; or (3) which were made pursuant to a distribution reinvestment plan of the Trust; or (4) pursuant to the receipt or exercise of rights issued by the Trust to all the holders of the Trust Units to subscribe for or purchase Trust Units or Convertible Securities, provided that such rights are acquired directly from the Trust and not from any other person and provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (5) pursuant to a distribution by the Trust of Trust Units or Convertible Securities made pursuant to a prospectus provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition; or (6) pursuant to a distribution by the Trust of Trust Units or Convertible Securities by way of a private placement by the Trust or upon the exercise by an individual employee of Trust Unit options granted under a trust unit option plan of the Trust or rights

to purchase securities granted under a trust unit rights incentive plan or rights to purchase securities granted under a trust unit purchase plan of the Trust, provided that: (i) all necessary stock exchange approvals for such private placements, trust unit option plan, rights incentive plan or trust unit purchase plan have been obtained and such private placement, trust unit option plan, rights incentive plan or trust unit purchase plan complies with the terms and conditions of such approvals; and (ii) provided that the Person does not thereby acquire a greater percentage of Trust Units or Convertible Securities so offered than the Person's percentage of Trust Units or Convertible Securities beneficially owned immediately prior to such acquisition ("Exempt Acquisition");

(D) the acquisition of Trust Units upon the exercise of Convertible Securities received by such Person pursuant to a Permitted Bid Acquisition, Exempt Acquisition or a Pro Rata Acquisition (as defined below) ("Convertible Security Acquisitions"), or

(E) a Pro Rata Acquisition (as hereinafter defined);

provided, however, that if a Person shall become the Beneficial Owner of 20% or more of the outstanding Trust Units then outstanding by reason of any one or a combination of a Trust Unit Reduction, a Permitted Bid Acquisition, an Exempt Acquisition, a Convertible Security Acquisition or a Pro Rata Acquisition, and thereafter becomes the Beneficial Owner of an additional 1% of the outstanding Trust Units (other than pursuant to any of the foregoing) then, as of the date that such Person becomes a Beneficial Owner of such additional Trust Units, such Person shall become an "Acquiring Person";

(iii) for the period of 10 days after the Disqualification Date (as herein defined), any Person who becomes the Beneficial Owner of 20% or more of the outstanding Trust Units as a result of such Person becoming disqualified from relying on subsection 1.1(d)(B) hereof where such disqualification results solely because such Person makes or announces an intention to make a Take-over Bid, either alone or through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;

(iv) an underwriter or member of a banking or selling group that becomes the Beneficial Owner of 20% or more of the Trust Units in connection with a bona fide distribution to the public of securities by way of prospectus;

(b) "Affiliate", when used to indicate a relationship with a specified Person, means a Person that directly, or indirectly through one or more intermediaries, controls, or is controlled by, or is under common control with, such specified Person;

(c) "Associate", of a specified individual means (i) a spouse of such specified individual, (ii) an adult interdependent partner of such specified individual; (iii) any individual of either sex with whom such specified individual is living in a conjugal relationship outside marriage, or (iv) any relative of such specified individual or of an individual mentioned in clauses (i), (ii) or (iii) of this definition if that relative has the same home as the specified individual;

(d) A Person shall be deemed the "Beneficial Owner" of, and to have "Beneficial Ownership" of, and to "Beneficially Own":

(i) any securities as to which such Person or any of such Person's Affiliates or Associates is the owner at law or in equity;

(ii) any securities as to which such Person or any of such Person's Affiliates or Associates has, directly or indirectly the right to acquire, upon exercise of any Convertible

Securities, pursuant to any agreement, arrangement, pledge or understanding or otherwise, whether such right is exercisable immediately or within a period of 60 days thereafter and whether or not on condition or the happening of any contingency (other than: (I) customary agreements with and between underwriters or banking group or selling group members with respect to a bona fide distribution to the public of securities; and (II) pledges of securities in the ordinary course of business);

(iii) any securities that are Beneficially Owned within the meaning of paragraph (i) or (ii) by any other Person with which such Person or any of such Person's Affiliates or Associates is acting jointly or in concert.

Provided, however, that a Person shall not be deemed the "Beneficial Owner" of, or to have "Beneficial Ownership" of, or to "Beneficially Own", any security:

(A) where (1) the holder of such security has agreed to deposit or tender such security pursuant to a Permitted Lock-up Agreement to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any other Person referred to in paragraph 1.1(d)(iii), or (2) such security has been agreed to be deposited or tendered pursuant to a Take-over Bid made by such Person or any of such Person's Affiliates or Associates or any Person referred to in paragraph 1.1(d)(iii) until the earlier of the time at which such deposited or tendered security is accepted unconditionally for payment or exchange or is taken up and paid for;

(B) where such Person, any of such Person's Affiliates or Associates or any person referred to in paragraph 1.1(d)(iii) (in this subsection 1.1(d)(iii)(B), the "Manager") holds such security, provided that:

(1) the ordinary business of the Manager includes the management of investment funds for others and such security is held by the Manager in the ordinary course of such business in the performance of such Manager's duties for the account of any other Person, including the acquisition or holding of securities for non-discretionary accounts held on behalf of a client by a broker or dealer registered under applicable securities laws (in this definition, a "Client");

(2) the Person (in this definition, a "Trust Company") is licensed to carry on the business of a trust company under applicable law and, as such, acts as a trustee or administrator or in a similar capacity in relation to the estates of deceased or incompetent Persons (each, in this definition, an "Estate Account") or in relation to other accounts (each, in this definition, an "Other Account") and holds such security, and is acting, in the ordinary course of such duties for the Estate Account or for such Other Accounts;

(3) the ordinary business of such Person includes acting as an agent of the Crown in the management of public assets (in this definition, the "Crown Agent");

(4) the Person (in this definition, the "Administrator") is the administrator or trustee of one or more pension funds or plans (each, a "Plan") registered under applicable laws and the Administrator holds such security for the purposes of its activities as such; or

(5) the Person is a Plan or is an independent Person established by statute for purposes that include, and the ordinary business or activity of such

Person (in this definition, the "Statutory Body") includes, the management of investment funds for employee benefit plans, pension plans, insurance plans of various public bodies and the Statutory Body holds such security for the purposes of its activities as such;

but only if the Manager, the Trust Company, the Crown Agent, the Plan, the Administrator or the Statutory Body, as the case may be, is not then making and has not announced a current intention to make a Take-over Bid, other than an Offer to Acquire Trust Units or other securities pursuant to a distribution by the Trust or by means of ordinary market transactions (including prearranged trades entered into in the ordinary course of business of such Person) executed through the facilities of a stock exchange, securities quotation system or an organized over-the-counter market, alone, through its Affiliates or Associates or by acting jointly or in concert with any other Person;

(C) solely because such Person is:

(1) a Client of the same Manager as another Person on whose account the Manager holds such security, or

(2) an Estate Account or an Other Account of the same Trust Company as another Person on whose account the Trust Company holds such security, or

(3) a Plan with the same Administrator as another Plan on whose account the Administrator holds such securities, or

(D) solely because such Person is:

(1) a Client of a Manager and such security is owned at law or in equity by the Manager, or

(2) an Estate Account or an Other Account of a Trust Company and such security is owned at law or in equity by the Trust Company, or

(3) a Plan and such security is owned at law or in equity by the Administrator of the Plan,

(E) solely because such Person is the registered holder of securities as a result of carrying on the business of, or acting as nominee for, a securities depositary.

For purposes of this Agreement, the percentage of the Trust Units Beneficially Owned by any Person, shall be and be deemed to be the product determined by the formula:

$$100 \times \frac{A}{B}$$

where

A = the aggregate number of votes on matters subject to approval by unitholders generally attaching to the Trust Units Beneficially Owned by such Person; and

B = the aggregate number of votes on matters subject to approval by unitholders generally attaching to all outstanding Trust Units.

Where any person is deemed to Beneficially Own unissued Trust Units which may be acquired pursuant to Convertible Securities, such Trust Units shall be deemed to be outstanding for the purpose of calculating the percentage of Trust Units Beneficially Owned by such person in both A and B in the formula above, but no other unissued Trust Units which may be acquired pursuant to any other outstanding Convertible Securities shall, for the purposes of that calculation, be deemed to be outstanding;

(e) "Business Day" shall mean any day, other than a Saturday or Sunday or a day on which banking institutions in the City of Calgary are authorized or obligated by law to close;

(f) "Close of Business" on any given date shall mean 5:00 p.m. (Calgary time) on such date (or, if such date is not a Business Day, 5:00 p.m. (Calgary time) on the next succeeding Business Day);

(g) "Competing Permitted Bid" means a Take-over Bid that:

(i) is made after a Permitted Bid or Competing Permitted Bid has been made and prior to the expiry of that Permitted Bid or Competing Permitted Bid (in this definition, the "Prior Bid"); and

(ii) satisfies all components of the definition of a Permitted Bid except that the requirements set out in clause (ii) of that definition may provide that the Trust Units may be taken up or paid for on a date which is not earlier than the later of 35 days after the date of the Take-over Bid constituting the Competing Permitted Bid or the earliest date on which the Trust Units may be taken up or paid for under any other Permitted Bid or Competing Bid that is then in existence;

(h) "Convertible Securities" means: any securities issued by the Trust from time to time (other than the Rights) carrying any exercise, conversion or exchange right pursuant to which the holder thereof may acquire Trust Units or other securities which are convertible into or exercisable or exchangeable for Trust Units;

(i) "Convertible Security Acquisitions" has the meaning set forth in the definition of "Acquiring Person";

(j) "Disqualification Date" means the first date of public announcement of facts indicating that any Person is making or intends to make a Take-over Bid either alone, through such Person's Affiliates or Associates or by acting jointly or in concert with any other Person;

(k) "Effective Date" shall mean April 19, 2003, subject to the provisions of subsection 5.21(c);

(l) "Exercise Price" shall mean, as of any date, the price at which a holder of a Right may purchase the securities issuable upon exercise of one whole Right and, until adjustment thereof in accordance with the terms hereof, the Exercise Price shall be $50.00;

(m) "Expiration Time" means the earlier of: (i) the Termination Time; and (ii) the Close of Business on the date on which the first annual meeting of unitholders of the Trust following the third anniversary of the date of this Agreement is held; provided, however, that if the resolution referred to in subsection 5.21(b) is approved by the Independent Unitholders in accordance with the said section at such annual meeting, "Expiration Time" means the earlier of: (i) the Termination Time; and (ii) the termination of the annual meeting of unitholders of the Trust in the year 2008;

(n) "Expiry Date of the Permitted Bid" means the date, which shall not be less than 60 days following the date of Take-over Bid;

(o) "Flip-in Event" means a transaction or event occurring subsequent to the date of this Agreement in or pursuant to which any Person becomes an Acquiring Person;

(p) "Independent Unitholders" shall mean holders of outstanding Trust Units, other than:

(i) any Acquiring Person;

(ii) any Offeror;

(iii) any Person acting jointly or in concert with such Acquiring Person or Offeror;

(iv) any Associate or Affiliate of such Acquiring Person, Offeror or Person referred to in (iii); or

(v) any trustee of an employee benefit plan, Trust Unit purchase plan, deferred profit sharing plan, unit participation plan or trust for the benefit of employees of APF or a wholly-owned Subsidiary of the Trust, unless the beneficiaries of such plan or trust direct the manner in which such Trust Units are to be voted or direct whether the Trust Units are to be tendered to a Take-over Bid;

(q) "Market Price" per security of any securities on any date of determination shall mean the average of the daily closing prices per security of such securities (determined as described below) on each of the 20 consecutive Trading Days through and including the Trading Day immediately preceding such date; provided, however, that if an event of a type analogous to any of the events described in Section 2.3 hereof shall have caused the closing prices used to determine the Market Price on any Trading Day not to be fully comparable with the closing price on the Trading Day immediately preceding such date of determination, each such closing price so used shall be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 hereof in order to make it fully comparable with the closing price on the Trading Day immediately preceding such date of determination. The "closing price per security" of any securities on any date shall be:

(i) the closing board lot sale price or, if such price is not available, the average of the closing bid and asked prices, for each of such securities as reported by the principal Canadian stock exchange (as determined by the Board) on which such securities are listed or admitted to trading;

(ii) if for any reason none of such prices is available on such day or the securities are not listed or posted for trading on a Canadian stock exchange, the last sale price, or, in case no such sale takes place on such date, the average of the closing bid and asked prices for each of such securities as reported by the principal United States securities exchange (as determined by the Board) on which such securities are listed or admitted to trading;

(iii) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange, the last sale price, or in case no sale takes place on such date, the average of the high bid and low asked prices for each of such securities in the over-the-counter market, as quoted by any reporting system then in use (as determined by the Board); or

(iv) if for any reason none of such prices is available on such day or the securities are not listed or admitted to trading on a Canadian stock exchange or a national United States securities exchange or quoted by any reporting system (as determined by the Board), the average of the closing bid and asked prices as furnished by a professional market maker making a market in the securities selected by the Board;

provided, however, that if for any reason none of such prices is available on such date, the closing price per security of such securities on such date shall mean the fair value per security of securities on such date as determined in good faith by an internationally recognized investment dealer or investment banker with respect to the fair value per security of such securities. Provided further that the Market Price shall be expressed in Canadian dollars and, if initially determined in respect of any day forming part of the 20 consecutive Trading Day period in question in United States dollars, such amount shall be translated into Canadian dollars on such date by multiplying such amount by the United States-Canadian exchange rate set by the Bank of Canada on such date, or where no such rate is set, as determined by the Board acting in good faith;

(r) "Offer to Acquire" includes:

(i) an offer to purchase or a solicitation of an offer to sell Trust Units; and

(ii) an acceptance of an offer to sell Trust Units, whether or not such offer to sell has been solicited;

or any combination thereof, and the Person accepting an offer to sell shall be deemed to be making an Offer to Acquire to the Person that made the offer to sell;

(s) "Offeror" shall mean a Person who has announced a current intention to make, or who has made, a Take-over Bid (excluding an Offer to Acquire made by a Manager, Trust Company, Crown Agent, Statutory Body, Administrator or Plan referred to in the definition of "Beneficial Owner" pursuant to a distribution by the Trust or by means of ordinary market transactions in the circumstances described in subsection 1.1(d)(iii)(B)), but only so long as the Take-over Bid so announced or made has not been withdrawn or terminated or has not expired;

(t) "Offeror's Securities" means the aggregate of the Trust Units Beneficially Owned on the date of an Offer to Acquire by any Person who is making a Take-over Bid;

(u) "Permitted Bid" means a Take-over Bid made by means of a Take-over Bid circular and which also complies with the following additional provisions:

(i) the Take-over Bid is made for all or any outstanding Trust Units of the Trust to all holders of record of Trust Units wherever resident as registered in the books of the Trust other than the Offeror;

(ii) the Take-over Bid contains, and the take up and payment for securities tendered or deposited thereunder shall be subject to, an irrevocable and unqualified condition that no Trust Units shall be taken up or paid for pursuant to the Take-over Bid prior to the Close of Business on the date which is not less than 60 days following the date of the Take-over Bid;

(iii) the Take-over Bid shall contain an irrevocable and unqualified condition that more than 50% of the Trust Units held by Independent Unitholders, determined as at the date of the first take-up under the Take-over Bid, must be deposited to the Take-over Bid and not withdrawn at the Close of Business on the date of the first take-up or payment for Trust Units;

(iv) the Take-over Bid contains an irrevocable and unqualified provision that, unless such Take-over Bid is withdrawn, Trust Units may be deposited pursuant to such Take-over Bid at any time prior to the Close of Business on the date of the first take-up or payment for Trust Units and that any Trust Units deposited pursuant to the Take-over Bid may be withdrawn until taken up and paid for; and

(v) the Take-over Bid contains an irrevocable and unqualified provision that in the event that more than 50% of the then outstanding Trust Units held by Independent Unitholders shall have been deposited to the Take-over Bid and not withdrawn as at the date of first take-up or payment for Trust Units under the Take-over Bid, the person making the Take-over Bid will make a public announcement of that fact and the Take-over Bid will remain open for deposits and tenders of Trust Units for not less than 10 days from the date such condition is satisfied;

(v) "Permitted Bid Acquisition" means an acquisition of Trust Units made pursuant to a Permitted Bid or a Competing Permitted Bid;

(w) "Permitted Lock-up Agreement" means an agreement (the "Lock-up Agreement") between a Person and one or more holders of Trust Units (each such holder herein referred to as a "Locked-up Person") (the terms of which are publicly disclosed and a copy of which is made available to the public (including the Trust) not later than the date of the Lock-up Bid (as defined below) or, if the Lock-up Bid has been made prior to the date of the Lock-up Agreement, not later than the first Business Day following the date of the Lock-up Agreement) pursuant to which each Locked-up Person agrees to deposit or tender the Trust Units held by such holder to a Take-over Bid (the "Lock-up Bid") made by the Person or any of such Person's Affiliates or Associates or any other Person referred to in clause 1.1(d)(iii) provided that:

(i) the Lock-up Agreement permits the Locked-up Person to withdraw its Trust Units from the Lock-up Agreement in order to deposit or tender the Trust Units to another Take-over Bid or to support another transaction prior to the Trust Units being taken up and paid for under the Lock-up Bid:

(A) at a price or value per Trust Unit that exceeds the price or value per Trust Unit offered under the Lock-up Bid; or

(B) for a number of Trust Units at least 7% greater than the number of Trust Units that the Offeror has offered to purchase under the Lock-up Bid at a price or value per Trust Unit that is not less than the price or value per Trust Unit offered under the Lock-up Bid; or

(C) (I) that contains an offering price for each Trust Unit that exceeds by as much as or more than a specified amount (the "Specified Amount") the offering price for each Trust Unit contained in or proposed to be contained in the Lock-up Bid and (II) does not by itself provide for a Specified Amount that is greater than 7% of the offering price contained in or proposed to be contained in the Lock-up Bid; and

for greater clarity, the agreement may contain a right of first refusal or require a period of delay to give the Person who made the Lock-up Bid an opportunity to match a higher price in another Take-over Bid or transaction or other similar limitation on a Locked-up Person's right to withdraw Trust Units from the agreement, so long as the limitation does not preclude the exercise by the Locked-up Person of the right to withdraw Trust Units during the period of the other Take-over Bid or transaction; and

(ii) no "break-up" fees, "top-up" fees, penalties, expenses or other amounts that exceed in aggregate the greater of:

(A) 2½% of the price or value of the consideration payable under the Lock-up Bid to a Locked-up Person; and

(B) 50% of the amount by which the price or value of the consideration received by a Locked-up Person under another Take-over Bid or transaction exceeds the price or value of the consideration that the Locked-up Person would have received under the Lock-up Bid;

shall be payable by such Locked-up Person if the Locked-up Person fails to deposit or tender Trust Units to the Lock-up Bid, withdraws Trust Units previously tendered thereto in order to deposit or tender such Trust Units into another Take-over Bid or supports another transaction;

(x) "Person" includes any individual, firm, partnership, association, trust, trustee, personal representative, government, governmental body or authority, corporation, or other incorporated or unincorporated organization, syndicate or other entity;

(y) "Pro Rata Acquisition" means an acquisition of Trust Units pursuant to a distribution of Trust Units or a Trust Unit split or other event pursuant to which such person becomes the Beneficial Owner of Trust Units on the same pro rata basis as all other holders of Trust Units of the same class;

(z) "Record Time" means the Close of Business on the Effective Date;

(aa) "Rights" shall mean the rights authorizedd hereby to purchase securities pursuant to the terms and subject to the conditions set forth herein;

(bb) "Rights Certificate" means the certificates representing the Rights after the Separation Time which shall be substantially in the form attached hereto as Exhibit "A";

(cc) "*Securities Act*" shall mean the *Securities Act* (Alberta), as amended, and the rules and regulation or regulations made thereunder;

(dd) "Separation Time" means the Close of Business on the 10th Trading Day after the earlier of:

(i) the Stock Acquisition Date; and

(ii) the date of the commencement of, or first public announcement of the intent of any Person (other than the Trust or any Subsidiary of the Trust) to commence a Take-over Bid (other than a Permitted Bid or a Competing Permitted Bid, so long as such Take-over Bid continues to satisfy the requirements of a Permitted Bid or Competing Permitted Bid, as applicable), provided that, however, if such Take-over Bid expires, is cancelled, terminated or otherwise withdrawn prior to the Separation Time, such Take-over Bid shall be deemed, for purposes of this subsection 1.1(dd), not to have been made and provided further that if the Board determines pursuant to subsections 5.1(b), (c) or (d) to waive the application of Section 3.1 to a Flip-In Event, the Separation Time in respect of such Flip-In Event shall be deemed never to have occurred;

or such later date as may from time to time be determined by the Board;

(ee) "Stock Acquisition Date" shall mean the first date of public announcement (which, for the purposes of this definition, shall include, without limitation, a report filed pursuant to Section 176 of the *Securities Act*) by the Trust or an Acquiring Person of facts indicating that a Person has become an Acquiring Person;

(ff) "Subsidiary" of any specified Person means any corporation or other entity of which a majority of the voting power of the equity securities or a majority of the equity interest is Beneficially Owned, directly or indirectly, by such Person, and shall include a subsidiary of a subsidiary;

(gg) "Take-over Bid" means an Offer to Acquire Trust Units or securities convertible into Trust Units where the Trust Units subject to the Offer to Acquire, together with the Trust Units into which the securities subject to the Offer to Acquire are convertible, and the Offeror's Securities, constitute, in the aggregate 20% or more of the outstanding Trust Units at the date of the Offer to Acquire;

(hh) "Termination Time" means the time at which the right to exercise Rights shall terminate pursuant to Section 5.1 and Section 5.21, hereof;

(ii) "Trading Day", when used with respect to any securities, means the day on which the principal Canadian or United States securities exchange (as determined by the Board) on which such securities are listed or admitted to trading is open for the transaction of business or, if the securities are not listed or admitted to trading on any Canadian or United States securities exchange, a Business Day;

(jj) "Trust Units" shall mean the trust units of the Trust, each trust unit representing an equal undivided beneficial interest in the Trust as constituted on the date hereof, and any other security of the Trust into which the Trust Units may be subdivided, consolidated, reclassified or changed; and

(kk) "Trust Unit Reduction" means an acquisition or redemption by the Trust of Trust Units which, by reducing the number of Trust Units outstanding, increases the percentage of Trust Units Beneficially Owned by any Person to 20% or more of the Trust Units then outstanding.

1.2 Currency

All sums of money which are referred to in this Agreement are expressed in lawful money of Canada, unless otherwise specified.

1.3 Grandfathered Person

For the purposes of determining whether a Person is an Acquiring Person, a Person shall not be and shall not be deemed to be an Acquiring Person if such Person (a "Grandfathered Person") is the Beneficial Owner of 20% or more of the outstanding Trust Units of the Trust determined as at the Record Time, provided, however, that this exception shall not be, and shall cease to be, applicable to a Grandfathered Person in the event that such Grandfathered Person shall after the Record Time become the Beneficial Owner of any additional Trust Units other than through a Trust Unit Reduction, Permitted Bid Acquisition, Exempt Acquisition or Pro Rata Acquisition.

1.4 Number and Gender

Wherever the context will require, terms used herein importing the singular number only shall include the plural and vice versa and words importing any one gender shall include all others.

1.5 Sections and Headings

The division of this Agreement into Articles, Sections and subsections and the insertion of headings are for convenience of reference only and shall not affect the construction or interpretation of this Agreement. The terms "this Agreement", "hereunder", "hereof", and similar expressions refer to this Agreement and not to any particular Article, Section or other portion hereof and include any Agreement or instrument supplemental or ancillary hereto. Unless something in the subject matter or context is inconsistent therewith, references herein to Articles, Sections and subsections are to Articles, Sections and subsections to this Agreement.

1.6 Statutory References

Unless the context otherwise requires, any reference to a specific section, subsection, clause, policy, or rule of any act or regulation shall be deemed to refer to the same as it may be amended, re-enacted or replaced or, if repealed and there shall be no replacement therefor, to the same as it is in effect on the date of this Agreement.

1.7 Acting Jointly or in Concert

For the purposes of this Agreement, a Person is acting jointly or in concert with another Person if such Person has any agreement, arrangement or understanding (whether formal or informal and whether or not in writing) with such other Person for the purpose of acquiring, or making an Offer to Acquire any Trust Units of the Trust (other than customary agreements with and between underwriters and banking group or selling group members with respect to a distribution of securities by way of prospectus or private placement or pursuant to a pledge of securities in the ordinary course of business).

1.8 Control

A Person is "controlled" by another Person or two or more other Persons acting jointly or in concert if:

(a) in the case of a body corporate, securities entitled to vote in the election of directors of such body corporate carrying more than 50% of the votes for the election of directors are held, directly or indirectly, by or for the benefit of the other Person or Persons and the votes carried by such securities are entitled, if exercised, to elect a majority of the board of directors of such body corporate; or

(b) in the case of a Person which is not a body corporate, more than 50% of the voting or equity interests of such entity are held, directly or indirectly, by or for the benefit of the other Person or Persons,

and "controls", "controlling" and "under common control with" shall be interpreted accordingly.

ARTICLE 2
THE RIGHTS

2.1 Legend on Trust Unit Certificates

Certificates for the Trust Units issued after the Record Time but prior to the Close of Business on the earlier of: (i) the Separation Time; and (ii) the Expiration Time, shall also evidence one Right for each Trust Unit represented thereby and shall have impressed on, printed on, written on or otherwise affixed to them the following legend:

> "Until the Separation Time (as defined in the Rights Agreement referred to below), this certificate also evidences and entitles the holder hereof to certain Rights as set forth in a Unitholders' Rights Plan Agreement, dated as of April 19, 2003 (the "Rights Agreement"), between APF Energy Trust and Computershare Trust Company of Canada, as Rights Agent, the terms of which are hereby incorporated herein by reference and a copy of which is on file at the principal executive office of the Trust. Under certain circumstances, as set forth in the Rights Agreement, such Rights may be amended or redeemed, may expire, may become void (if, in certain cases, they are "Beneficially Owned" by an "Acquiring Person", as such terms are defined in the Rights Agreement, or a transferee thereof) or may be evidenced by separate certificates and may no longer be evidenced by this certificate. The Trust will mail or arrange for the mailing of a copy of the Rights Agreement to the holder of this certificate without charge as soon as practicable after the receipt of a written request therefor."

Certificates representing Trust Units that are issued and outstanding at the Record Time shall evidence one Right for each Trust Unit, evidenced thereby, notwithstanding the absence of the foregoing legend.

2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights

(a) Subject to adjustment as herein set forth, each Right will entitle the holder thereof, from and after the Separation Time and prior to the Expiration Time, to purchase one Trust Unit, for the Exercise Price as at the Business Day immediately preceding the Separation Time (which Exercise Price and number of Trust Units are subject to adjustment as set forth below). Notwithstanding any other provision of this Agreement, any Rights held by the Trust or any of its subsidiaries shall be void.

(b) Until the Separation Time: (i) the Rights shall not be exercisable and no Right may be exercised; and (ii) for administrative purposes, each Right will be evidenced by the certificate for the associated Trust Unit registered in the name of the holder thereof (which certificate shall be deemed to represent a Rights Certificate) and will be transferable only together with, and will be transferred by a transfer of, such associated Trust Unit.

(c) After the Separation Time and prior to the Expiration Time, the Rights may be exercised, and the registration and transfer of the Rights shall be separate from and independent of Trust Units. Promptly following the Separation Time, the Rights Agent will mail to each holder of record of Rights as of the Separation Time and, in respect of each Convertible Security, converted into Trust Units after the Separation Time and prior to the Expiration Time, promptly after such conversion to the holders so converting, (other than an Acquiring Person and, in respect of any Rights Beneficially Owned by such Acquiring Person which are not held of record by such Acquiring Person, the holder of record of such Rights (a "Nominee")) at such holder's address as shown by the records of the Trust (the Trust hereby agreeing to furnish copies of such records to the Rights Agent for this purpose):

(i) a Rights Certificate in substantially the form of Exhibit "A" hereto appropriately completed, representing the number of Rights held by such holder at the Separation Time and having such marks of identification or designation and such legends, summaries or endorsements printed thereon as the Trust may deem appropriate and as are not inconsistent with the provisions of this Agreement, or as may be required to comply with any law, rule or regulation or any rule or regulation of any stock exchange or quotation system on which the Rights may from time to time be listed or traded, or to conform to usage; and

(ii) a disclosure statement describing the Rights,

provided that a Nominee shall be sent the materials provided for in (i) and (ii) only in respect of all Trust Units held of record by it which are not Beneficially Owned by an Acquiring Person.

(d) Rights may be exercised in whole or in part (but only with respect to a whole Right) on any Business Day after the Separation Time and prior to the Expiration Time by submitting to the Rights Agent, in the City of Calgary or Toronto or other office of the Rights Agent designated for that purpose by the Trust:

(i) the Rights Certificate evidencing such Rights with an election to exercise (an "Election to Exercise") substantially in the form attached to the Rights Certificate duly completed and executed by the holder or his executors or administrators or other personal representatives or his or their legal attorney duly appointed by an instrument in writing in form and executed in a manner satisfactory to the Rights Agent; and

(ii) payment by certified cheque, banker's draft or money order payable to the order of the Rights Agent, of a sum equal to the Exercise Price multiplied by the number of Rights

being exercised and a sum sufficient to cover any transfer tax or charge which may be payable in respect of any transfer involved in the transfer or delivery of Rights Certificates or the issuance or delivery of certificates for Trust Units in a name other than that of the holder of the Rights being exercised.

(e) Upon receipt of a Rights Certificate, which is accompanied by a completed Election to Exercise (which does not indicate that such Right is null and void as provided by subsection 3.1(b)) and payment as set forth in subsection 2.2(d) above, the Rights Agent (unless otherwise instructed by the Trust if the Trust is of the opinion that the Rights cannot be exercised in accordance with this Agreement) will thereupon promptly:

(i) requisition from the Trust's transfer agent the Trust Units certificates for the number of Trust Units to be purchased (the Trust hereby irrevocably agreeing to authorize its transfer agent to comply with all such requisitions);

(ii) after receipt of such Trust Unit certificates, deliver such certificates to, or to the order of, the registered holder of such Rights Certificate, registered in such name or names as may be designated by such holder;

(iii) when appropriate, requisition from the Trust the amount of cash, if any, to be paid in lieu of issuing fractional Trust Units;

(iv) when appropriate, after receipt of such cash, deliver such cash to, or to the order of, the registered holder of the Rights Certificate; and

(v) tender to the Trust all payments received on exercise of the Rights.

(f) In case the holder of any Rights shall exercise less than all the Rights evidenced by such holder's Rights Certificate, a new Rights Certificate evidencing the Rights remaining unexercised (subject to Section 5.5) will be issued by the Rights Agent to such holder or to such holder's duly authorized assigns.

(g) The Trust covenants and agrees that it will:

(i) take all such action as may be necessary and within its power to ensure that all Trust Units delivered upon exercise of Rights shall, at the time of delivery of the certificates for such Trust Units (subject to payment of the Exercise Price), be duly and validly authorized, executed, issued and delivered as fully paid and non-assessable;

(ii) take all such action as may reasonably be considered to be necessary and within its power to comply with any applicable requirements of the *Securities Act* and comparable legislation of each of the other provinces and territories of Canada, or the rules and regulations thereunder or any other applicable law, rule or regulation, in connection with the issuance and delivery of the Rights, the Rights Certificates and the issuance of any Trust Units upon exercise of the Rights;

(iii) use reasonable efforts to cause all Trust Units issued upon exercise of the Rights to be listed on the stock exchanges on which the Trust Units are listed at that time;

(iv) pay when due and payable any and all federal, provincial and municipal taxes (not in the nature of income or withholding taxes) and charges which may be payable in respect of the original issuance or delivery of the Rights Certificates or certificates for Trust Units issued upon exercise of Rights, provided that the Trust shall not be required to pay any transfer tax or charge which may be payable in respect of any transfer of Rights or the

issuance or delivery of certificates for Trust Units issued upon the exercise of Rights, in a name other than that of the holder of the Rights being transferred or exercised; and

(v) if applicable, cause to be reserved and kept available out of the authorized and unissued Trust Units of the Trust, the number of Trust Units that, as provided in this Agreement, will from time to time be sufficient to permit the exercise in full of all outstanding Rights.

2.3 Adjustments to Exercise Price; Number of Rights

(a) The Exercise Price, the number and kind of securities subject to purchase upon exercise of each Right and the number of Rights outstanding are subject to adjustment from time to time as provided in this Section 2.3.

(b) In the event that the Trust shall at any time after the Record Time and prior to the Expiration Time:

(i) declare or pay a distribution on the Trust Units payable in Trust Units (or other securities exchangeable for or convertible into or giving a right to acquire Trust Units or other securities of the Trust) other than pursuant to any optional distribution plan or distribution reinvestment plan;

(ii) subdivide or change the then outstanding Trust Units into a greater number of Trust Units;

(iii) consolidate, combine or change the then outstanding Trust Units into a smaller number of Trust Units; or

(iv) issue any Trust Units (or other securities exchangeable for or convertible into or giving a right to acquire Trust Units) in respect of, in lieu of or in exchange for existing Trust Units,

the Exercise Price and the number of Rights outstanding (or, if the payment or effective date therefor shall occur after the Separation Time, the securities purchasable upon exercise of Rights) shall be adjusted as follows:

(A) if the Exercise Price and number of Rights outstanding are to be adjusted:

(1) the Exercise Price in effect after such adjustment will be equal to the Exercise Price in effect immediately prior to such adjustment divided by the number of Trust Units that a holder of one Trust Unit immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof (the "Adjustment Factor"); and

(2) each Right held prior to such adjustment will become that number of Rights equal to the Adjustment Factor, and the adjusted number of Rights will be deemed to be distributed among the Trust Units with respect to which the original Rights were associated (if they remain outstanding) and the Trust Units issued in respect of such distribution, subdivision, change, combination or issuance, so that each such Trust Unit will have exactly one Right associated with it.

(B) if the securities purchasable upon exercise of Rights are to be adjusted, the securities purchasable upon exercise of each Right after such adjustment will be the securities that a holder of the securities purchasable upon exercise of one

Right immediately prior to such distribution, subdivision, change, combination or issuance would hold thereafter as a result thereof.

(c) If after the Record Time and prior to the Expiration Time, the Trust shall issue any of its securities other than Trust Units in a transaction of a type described in subsection 2.3(b)(i) or 2.3(b)(iv), such securities shall be treated herein as nearly equivalent to Trust Units as may be practicable and appropriate under the circumstances and the Trust and the Rights Agent agree to amend this Agreement in order to effect such treatment.

(d) If an event occurs which would require an adjustment under both this Section 2.3 and Section 3.1 hereof, the adjustment provided for in this Section 2.3 shall be in addition to, and shall be made prior to, any adjustment required pursuant to Section 3.1 hereof.

(e) In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any Trust Units otherwise than in a transaction referred to in the preceding paragraph, each such Trust Unit so issued shall automatically have one new Right associated with it, which Right shall be evidenced by the certificate representing such Trust Unit.

(f) In the event the Trust shall, at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Trust Units of rights or warrants entitling them (for a period expiring within 45 calendar days after such record date) to subscribe for or purchase Trust Units (or securities convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units) at a price per Trust Unit (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price per Trust Unit (including the price required to be paid to purchase such convertible or exchangeable security or right)) less than 90% of the Market Price per Trust Unit on such record date, the Exercise Price in effect after such record date will equal the Exercise Price in effect immediately prior to such record date multiplied by a fraction:

(i) of which the numerator shall be the number of Trust Units outstanding on such record date plus the number of Trust Units which the aggregate offering price of the total number of Trust Units so to be offered (and/or the aggregate initial conversion, exchange or exercise price of the convertible or exchangeable securities or rights so to be offered (including the price required to be paid to purchase such convertible or exchangeable securities or rights)) would purchase at such Market Price per Trust Unit; and

(ii) of which the denominator shall be the number of Trust Units outstanding on such record date plus the number of additional Trust Units to be offered for subscription or purchase (or into which the convertible or exchangeable securities or rights so to be offered are initially convertible, exchangeable or exercisable).

In case such subscription price may be paid in a consideration, part or all of which shall be in a form other than cash, the value of such consideration shall be as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holder of the Rights. Such adjustment shall be made successively whenever such a record date is fixed. To the extent that such rights or warrants are not exercised prior to the expiration thereof, the Exercise Price shall be readjusted to the Exercise Price which would then be in effect based on the number of Trust Units (or securities convertible into or exchangeable for Trust Units) actually issued upon the exercise of such Rights.

For purposes of this paragraph, the granting of the right to purchase Trust Units (whether from treasury or otherwise) pursuant to any distribution reinvestment plan or any Trust Unit participation plan providing for the reinvestment of distributions or the investment of periodic optional payments or employee benefit or similar plans (so long as such right to purchase is in no case evidenced by the delivery of rights or warrants by the Trust) shall not be deemed to constitute an issue of rights or warrants by the Trust; provided, however, that in the case of any distribution

reinvestment or Trust Unit participation plan, the right to purchase Trust Units is at a price per Trust Unit of not less than 90% of the current market price per Trust Unit (determined as provided in such plans) of the Trust Units.

(g) In the event the Trust shall at any time after the Record Time and prior to the Separation Time fix a record date for the making of a distribution to all holders of Trust Units (including any such distribution made in connection with a merger in which the Trust is the continuing entity) of evidences of indebtedness, or assets (other than an ordinary course distribution or a distribution referred to in subsection 2.3(b)(i)) or rights or warrants entitling them to subscribe for or purchase Trust Units (excluding those referred to in subsection 2.3(f)) at a price per Trust Unit (or, in the case of a security convertible into or exchangeable for or carrying a right to purchase or subscribe for Trust Units, having a conversion, exchange or exercise price per Trust Unit (including the price required to be paid to purchase such convertible or exchangeable security or right)) less than 90% of the Market Price per Trust Unit on such record date, the Exercise Price in effect after such record date shall be equal to the Exercise Price in effect immediately prior to such record date less the fair market value (as determined in good faith by the Board, whose determination shall be described in a statement filed with the Rights Agent and shall be binding on the Rights Agent and the holders of the Rights) of the portion of the assets, evidences of indebtedness, rights or warrants so to be distributed applicable to each of the securities purchasable upon exercise of one Right. Such adjustment shall be made successively whenever such a record date is fixed.

(h) Each adjustment made pursuant to this Section 2.3 shall be made as of:

(i) the payment or effective date for the applicable distribution, subdivision, change, combination or issuance, in the case of an adjustment made pursuant to subsection 2.3(b) above; and

(ii) the record date for the applicable distribution, in the case of an adjustment made pursuant to subsections 2.3(f) or 2.3(g) above, subject to readjustment to reverse the same if such distribution shall not be made.

(i) In the event the Trust shall at any time after the Record Time and prior to the Separation Time issue any securities (other than Trust Units), or rights or warrants to subscribe for or purchase any such securities or securities convertible into or exchangeable for any such securities, in a transaction of a type referred to in subsections 2.3(b)(i), 2.3(b)(iv), 2.3(f) or 2.3(g) above, if the Board acting in good faith determines that the adjustments contemplated by subsections 2.3(b), 2.3(f) and 2.3(g) above in connection with such action will not appropriately protect the interests of the holders of Rights, the Board may determine what other adjustments to the Exercise Price, number of Rights or securities purchasable upon exercise of Rights would be appropriate and, notwithstanding subsections 2.3(b), (f) and (g) above, but subject to the prior consent of the holders of Trust Units or Rights obtained in accordance with Section 5.4, such adjustments, rather than the adjustments contemplated by subsections 2.3(b), 2.3(f) and 2.3(g) above, shall be made. The Trust and the Rights Agent shall amend this Agreement as appropriate to provide for such adjustments.

(j) Notwithstanding anything herein to the contrary, no adjustment of the Exercise Price shall be required unless such adjustment would require an increase or decrease of at least 1% in such Exercise Price; provided, however, that any adjustments which by reason of this subsection 2.3(j) are not required to be made shall be carried forward and taken into account in any subsequent adjustment. All adjustments made pursuant to this Section 2.3 shall be calculated to the nearest cent or to the nearest hundredth of a Trust Unit or Right, as the case may be. Whenever an adjustment is made to the Exercise Price, the Trust shall promptly file with the Rights Agent and the transfer agent for the Trust Units a copy of a certificate setting forth such adjustment and a brief statement of facts accounting for it and mail a summary thereof to the holders of Rights.

(k) All Rights originally issued by the Trust subsequent to any adjustment made to an Exercise Price hereunder shall evidence the right to purchase, at the adjusted Exercise Price, the respective number of Trust Units purchasable from time to time hereunder upon exercise of the Rights, all subject to further adjustment as provided herein.

(l) In any case in which this Section 2.3 shall require that an adjustment in an Exercise Price be made effective as of a record date for a specified event, the Trust may elect to defer, until the occurrence of such event, the issuance to the holder of any Right exercised after such record date of the number of Trust Units and other securities of the Trust, if any, issuable upon such exercise over and above the number of Trust Units and other securities of the Trust, if any, issuable upon such exercise on the basis of the relevant Exercise Price in effect prior to such adjustment; provided, however, that the Trust shall deliver to such holder an appropriate instrument evidencing such holder's right to receive such additional Trust Units (fractional or otherwise) or other securities upon the occurrence of the event requiring such adjustment.

(m) Notwithstanding anything in this Section 2.3 to the contrary, the Trust shall be entitled to make such reductions in the Exercise Price, in addition to those adjustments expressly required by this Section 2.3, as and to the extent that in their good faith judgement the Board shall determine to be advisable in order that any:

(i) consolidation or subdivision of Trust Units;

(ii) issuance wholly or in part for cash of any Trust Units or securities that by their terms are convertible into or exchangeable for Trust Units;

(iii) Trust Unit distributions; or

(iv) issuance of rights, options or warrants referred to in this Section 2.3,

hereafter made by the Trust to holders of its Trust Units shall not be taxable to such unitholders.

(n) The Trust covenants and agrees that, after the Separation Time, it will not, except as permitted by Section 5.1 or 5.4, take any action, if at the time such action is taken it is reasonably foreseeable that such action will diminish substantially or otherwise eliminate the benefits intended to be afforded by the Rights.

(o) Irrespective of any adjustment or change in the securities purchasable upon exercise of the Rights, the Rights Certificates theretofore and thereafter issued may continue to represent the securities so purchasable which were represented in the initial Rights Certificates issued hereunder.

2.4 Date on Which Exercise is Effective

Each Person in whose name any certificate for Trust Units is issued upon the exercise of Rights shall for all purposes be deemed to have become the holder of record of the Trust Units represented thereby on, and such certificate shall be dated, the date upon which the Rights Certificate evidencing such Rights was duly surrendered (together with a duly completed Election to Exercise) and payment of the Exercise Price for such Rights (and any applicable transfer taxes and other governmental charges payable by the exercising Person hereunder) was made; provided, however, that if the date of such surrender and payment is a date upon which the Trust Unit transfer books of the Trust are closed, such Person shall be deemed to have become the record holder of such Trust Units on, and such certificate shall be dated, the next succeeding Business Day on which the Trust Unit transfer books of the Trust are open.

2.5 Execution, Authentication, Delivery and Dating of Rights Certificates

(a) The Rights Certificates shall be executed on behalf of the Trust by any one officer of APF or any one director. The signature of any of these officers on the Rights Certificates may be manual or facsimile. Rights Certificates bearing the manual or facsimile signatures of individuals who were at any time the proper officers of APF shall bind the Trust, notwithstanding that such individuals or any of them have ceased to hold such offices prior to the countersignature and delivery of such Rights Certificates.

(b) Promptly after the Trust learns of the Separation Time, the Trust will notify the Rights Agent of such Separation Time and will deliver Rights Certificates executed by the Trust to the Rights Agent for countersignature, and the Rights Agent shall countersign (manually or by facsimile signature in a manner satisfactory to the Trust) and send such Rights Certificates to the holders of the Rights pursuant to subsection 2.2(c) hereof. No Rights Certificate shall be valid for any purpose until countersigned by the Rights Agent as aforesaid.

(c) Each Rights Certificate shall be dated the date of countersignature thereof.

2.6 Registration, Registration of Transfer and Exchange

(a) After the Separation Time, the Trust will cause to be kept a register (the "Rights Register") in which, subject to such reasonable regulations as it may prescribe, the Trust will provide for the registration and transfer of Rights. The Rights Agent is hereby appointed "Rights Registrar" for the purpose of maintaining the Rights Register for the Trust and registering Rights and transfers of Rights as herein provided and the Rights Agent hereby accepts such appointment. In the event that the Rights Agent shall cease to be the Rights Registrar, the Rights Agent will have the right to examine the Rights Register at all reasonable times.

(b) After the Separation Time and prior to the Expiration Time, upon surrender for registration of transfer or exchange of any Rights Certificate, and subject to the provisions of subsection 2.6(d) and 3.1(b) below, the Trust will execute, and the Rights Agent will countersign, deliver and register, in the name of the holder or the designated transferee or transferees, as required pursuant to the holder's instructions, one or more new Rights Certificates evidencing the same aggregate number of Rights as did the Rights Certificates so surrendered.

(c) All Rights issued upon any registration of transfer or exchange of Rights Certificates shall be valid obligations of the Trust, and such Rights shall be entitled to the same benefits under this Agreement as the Rights surrendered upon such registration of transfer or exchange.

(d) Every Rights Certificate surrendered for registration of transfer or exchange shall be duly endorsed, or be accompanied by a written instrument of transfer in form satisfactory to the Trust or the Rights Agent, as the case may be, duly executed by the holder thereof or such holder's attorney duly authorized in writing. As a condition to the issuance of any new Rights Certificate, under this Section 2.6, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses in connection therewith.

2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates

(a) If any mutilated Rights Certificate is surrendered to the Rights Agent prior to the Expiration Time, the Trust shall execute and the Rights Agent shall countersign and deliver in exchange therefor a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so surrendered.

(b) If there shall be delivered to the Trust and the Rights Agent prior to the Expiration Time: (i) evidence of ownership of a Rights Certificate; (ii) evidence to their satisfaction of the destruction, loss or theft of any Rights Certificate; and (iii) such security or indemnity as may be required by them in their sole discretion to save each of them and any of their agents harmless, then, in the absence of notice to the Trust or the Rights Agent that such Rights Certificate has been acquired by a *bona fide* purchaser, the Trust shall execute and upon its request the Rights Agent shall countersign and deliver, in lieu of any such destroyed, lost or stolen Rights Certificate, a new Rights Certificate evidencing the same number of Rights as did the Rights Certificate so destroyed, lost or stolen.

(c) As a condition to the issuance of any new Rights Certificate under this Section 2.7, the Trust may require the payment of a sum sufficient to cover any tax or other governmental charge that may be imposed in relation thereto and any other expenses (including the fees and expenses of the Rights Agent) connected therewith.

(d) Every new Rights Certificate issued pursuant to this Section 2.7 in lieu of any destroyed, lost or stolen Rights Certificate, shall evidence a contractual obligation of the Trust, whether or not the destroyed, lost or stolen Rights Certificate shall be at any time enforceable by anyone, and shall be entitled to all the benefits of this Agreement equally and proportionately with any and all other Rights duly issued hereunder.

2.8 Persons Deemed Owners

The Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the person in whose name a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby for all purposes whatsoever. As used in this Agreement, unless the context otherwise requires, the term "holder" of any Rights shall mean the registered holder of such Rights (or, prior to the Separation Time, the associated Trust Units).

2.9 Delivery and Cancellation of Certificates

All Rights Certificates surrendered upon exercise or for redemption, for registration of transfer or exchange shall, if surrendered to any person other than the Rights Agent, be delivered to the Rights Agent and, in any case, shall be promptly cancelled by the Rights Agent. The Trust may at any time deliver to the Rights Agent for cancellation any Rights Certificates previously countersigned and delivered hereunder which the Trust may have acquired in any manner whatsoever, and all Rights Certificates so delivered shall be promptly cancelled by the Rights Agent. No Rights Certificate shall be countersigned in lieu of or in exchange for any Rights Certificates cancelled as provided in this Section 2.9 except as expressly permitted by this Agreement. The Rights Agent shall, subject to applicable law, destroy all cancelled Rights Certificates and deliver a certificate of destruction to the Trust.

2.10 Agreement of Rights Holders

Every holder of Rights, by accepting such Rights, consents and agrees with the Trust and the Rights Agent and with every other holder of Rights:

(a) to be bound by and subject to the provisions of this Agreement, as amended from time to time in accordance with the terms hereof, in respect of all Rights held;

(b) that, prior to the Separation Time, each Right will be transferable only together with, and will be transferred by a transfer of, the associated Trust Unit;

(c) that, after the Separation Time, the Rights will be transferable only on the Rights Register as provided herein;

(d) that, prior to due presentment of a Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) for registration of transfer, the Trust, the Rights Agent and any agent of the Trust or the Rights Agent may deem and treat the Person in whose name the Rights Certificate (or, prior to the Separation Time, the associated Trust Unit certificate) is registered as the absolute owner thereof and of the Rights evidenced thereby (notwithstanding any notations of ownership or writing on such Rights Certificate or the associated Trust Unit certificate made by anyone other than the Trust or the Rights Agent) for all purposes whatsoever, and neither the Trust nor the Rights Agent shall be affected by any notice to the contrary;

(e) that such holder of Rights has waived its right to receive any fractional Rights or any fractional Trust Units or other securities upon exercise of a Right (except as provided herein);

(f) that such holder of Rights shall not be entitled to any payment on a redemption of Rights hereunder if the payment otherwise owing the such holder would be less than the sum of $2.00;

(g) if expressly provided in this Agreement, without the approval of any holder of Rights or Trust Units and upon the sole authority of the Board, this Agreement may be supplemented or amended from time to time as provided herein; and

(h) notwithstanding anything in this Agreement to the contrary, neither the Trust nor the Rights Agent shall have any liability to any holder of a Right or any other Person as a result of its inability to perform any of its obligations under this Agreement by reason of any preliminary or permanent injunction or other order, decree or ruling issued by a court of competent jurisdiction or by a governmental, regulatory or administrative agency or commission, or any statute, rule, regulation or executive order promulgated or enacted by a governmental authority, prohibiting or otherwise restraining performance of such obligations.

ARTICLE 3
ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event

(a) Subject to subsection 3.1(b) and subsections 5.1(b), (c) and (d), in the event that prior to the Expiration Time a Flip-in Event occurs, each Right shall constitute, effective from and after the Close of Business on the 10th Trading Day (or such later day as the Board shall determine) following the Stock Acquisition Date, the right to purchase from the Trust, upon exercise thereof in accordance with the terms hereof, that number of Trust Units of the Trust having an aggregate Market Price on the date of consummation or occurrence of such Flip-in Event equal to twice the Exercise Price for an amount in cash equal to the Exercise Price (such Right to be appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that after such date of consummation or occurrence, an event of a type analogous to any of the events described in Section 2.3 shall have occurred with respect to such Trust Units).

(b) Notwithstanding anything in this Agreement to the contrary, upon the occurrence of any Flip-in Event, any Rights that are or were Beneficially Owned on or after the earlier of the Separation Time and the Stock Acquisition Date by:

(i) an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof); or

(ii) a transferee, direct or indirect, of Rights of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof) in a transfer, whether or not for consideration, that the Board acting in good faith has determined is part of a plan,

arrangement or scheme of an Acquiring Person (or any Affiliate or Associate of an Acquiring Person or any Person acting jointly or in concert with an Acquiring Person or any Associate or Affiliate thereof) that has the purpose or effect of avoiding this subsection 3.1(b),

shall become null and void without any further action and any holder of such Rights (including any transferee of, or other successor entitled to, such Rights, whether directly or indirectly) shall thereafter have no right to exercise such Rights under any provisions of this Agreement and further shall thereafter not have any rights whatsoever with respect to such Rights, whether under any provision of this Agreement or otherwise. The holder of any Rights represented by a Rights Certificate which is submitted to the Rights Agent upon exercise or for registration of transfer or exchange which does not contain the necessary certifications establishing that such Rights are not void under this subsection 3.1(b) shall be deemed to be an Acquiring Person for the purposes of this subsection 3.1(b) and such Rights shall become null and void.

(c) Any Rights Certificate that represents Rights Beneficially Owned by a Person described in either subsections 3.1(b)(i) or (ii) or transferred to any nominee of any such Person, and any Rights Certificate issued upon transfer, exchange, replacement or adjustment of any other Rights Certificate referred to in this sentence, shall contain or will be deemed to contain the following legend:

> "The Rights represented by this Rights Certificate were issued to a Person who was an Acquiring Person or an Affiliate or an Associate of an Acquiring Person (as such terms are defined in the Rights Agreement) or acting jointly or in concert with any of them. This Rights Certificate and the Rights represented hereby are void in the circumstances specified in subsection 3.1(b) of the Rights Agreement."

provided that the Rights Agent shall not be under any responsibility to ascertain the existence of facts that would require the imposition of such legend but is required to impose such legend only if instructed to do so by the Trust or if a holder fails to certify upon transfer or exchange in the space provided on the Rights Certificate to do so.

3.2 Fiduciary Duties of the Board of Directors of APF

For clarification it is understood that nothing contained in this Article 3 shall be considered to affect the obligations of the Board to exercise its fiduciary duties. Without limiting the generality of the foregoing, nothing contained herein shall be construed to suggest or imply that the Board shall not be entitled to recommend that holders of the Trust Units reject or accept any Take-over Bid or take any other action (including, without limitation, the commencement, prosecution, defence or settlement of any litigation and the submission of additional or alternative Take-over Bids or other proposals to the unitholders of the Trust with respect to any Take-over Bid or otherwise that the Board believes is necessary or appropriate in the exercise of its fiduciary duties).

3.3 Further Acts

Nothing contained in this Article 3 shall be construed as limiting or prohibiting the Trust or any offeror from proposing or engaging in any acquisition, disposition or other transfer of any securities of the Trust, any merger, amalgamation, arrangement, recapitalization or business combination or transaction involving the Trust, any sale or other transfer of assets of the Trust, any liquidation, dissolution or winding up of the Trust or any other business combination or other transaction, or any other action by the Trust or any offeror; provided that the holders of Rights shall have the rights set forth in this Agreement with respect to any such acquisition, disposition, transfer, merger, amalgamation, arrangement, recapitalization, sale, liquidation, dissolution, winding up, business combination or transaction or action.

ARTICLE 4
THE RIGHTS AGENT

4.1 General

(a) The Trust hereby appoints the Rights Agent to act as agent for the Trust in accordance with the terms and conditions hereof, and the Rights Agent hereby accepts such appointment. The Trust may from time to time appoint such co-rights agents ("Co-Rights Agents") as it may deem necessary or desirable. In the event the Trust appoints one or more Co-Rights Agents, the respective duties of the Rights Agent and Co-Rights Agents shall be as the Trust may determine. The Trust agrees to pay to the Rights Agent reasonable compensation for all services rendered by it hereunder and, from time to time, on demand of the Rights Agent, its reasonable expenses and counsel fees and other disbursements incurred in the administration and execution of this Agreement and the exercise and performance of its duties hereunder including the reasonable fees and disbursements of any expert retained by the Rights Agent with the approval of the Trust, not to be unreasonably withheld. The Trust also agrees to indemnify the Rights Agent, its directors, officers, agents and employees for, and to hold them harmless against, any loss, liability, damages or expense, incurred without negligence, bad faith or wilful misconduct on the part of the Rights Agent, for anything done or omitted by the Rights Agent in connection with the acceptance, execution and administration of this Agreement, including the costs and expenses of defending against any claim of liability, which right to indemnification will survive the termination of this Agreement or the resignation or removal of the Rights Agent.

(b) The Rights Agent shall be protected and shall incur no liability for or in respect of any action taken, suffered or omitted by it in connection with its acceptance, execution and administration of this Agreement in reliance upon any certificate for Trust Units, Rights Certificate, certificate for other securities of the Trust, instrument of assignment or transfer, power of attorney, endorsement, affidavit, letter, notice, direction, consent, certificate, statement or other paper or document believed by it to be genuine and to be signed, executed and, where necessary, verified or acknowledged by the proper Person or Persons.

(c) The Trust shall inform the Rights Agent in a reasonably timely manner of events which may materially affect the administration of this Agreement by the Rights Agent and, at any time upon written request, shall provide to the Rights Agent an incumbency certificate certifying the then current officers of APF.

4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent

(a) Any corporation into which the Rights Agent or any successor Rights Agent may be merged or amalgamated or with which it may be consolidated, or any corporation resulting from any merger, amalgamation, statutory arrangement or consolidation to which the Rights Agent or any successor Rights Agent is a party, or any corporation succeeding to the unitholder or stockholder services business of the Rights Agent or any successor Rights Agent, will be the successor to the Rights Agent under this Agreement without the execution or filing of any paper or any further act on the part of any of the parties hereto, provided that such corporation would be eligible for appointment as a successor Rights Agent under the provisions of Section 4.4 hereof. In case at the time such successor Rights Agent succeeds to the agency created by this Agreement any of the Rights Certificates have been countersigned but not delivered, any such successor Rights Agent may adopt the countersignature of the predecessor Rights Agent and deliver such Rights Certificates so countersigned; and in case at that time any of the Rights Certificates have not been countersigned, any successor Rights Agent may countersign such Rights Certificates either in the name of the predecessor Rights Agent or in the name of the successor Rights Agent; and in all such cases such Rights Certificates will have the full force provided in the Rights Certificates and in this Agreement.

(b) In case at any time the name of the Rights Agent is changed and at such time any of the Rights Certificates shall have been countersigned but not delivered, the Rights Agent may adopt the countersignature under its prior name and deliver Rights Certificates so countersigned; and in case at that time any of the Rights Certificates shall not have been countersigned, the Rights Agent may countersign such Rights Certificates either in its prior name or in its changed name; and in all such cases such Rights Certificates shall have the full force provided in the Rights Certificates and in this Agreement.

4.3 Duties of Rights Agent

The Rights Agent undertakes the duties and obligations imposed by this Agreement upon the following terms and conditions, by all of which the Trust and the holders of Rights Certificates, by their acceptance thereof, shall be bound:

(a) The Rights Agent may retain and consult with legal counsel (who may be legal counsel for the Trust) and the opinion of such counsel will be full and complete authorization and protection to the Rights Agent as to any action taken or omitted by it in good faith and in accordance with such opinion; the Rights Agent may also, with the approval of the Trust (such approval not to be unreasonably withheld), consult with such other experts as the Rights Agent shall consider necessary or appropriate to properly carry out the duties and obligations imposed under this Agreement and the Rights Agent shall be entitled to rely in good faith on the advice of any such expert;

(b) Whenever in the performance of its duties under this Agreement the Rights Agent deems it necessary or desirable that any fact or matter be proved or established by the Trust prior to taking or suffering any action hereunder, such fact or matter (unless other evidence in respect thereof be herein specifically prescribed) may be deemed to be conclusively proved and established by a certificate signed by a person believed by the Rights Agent to be an officer or director of APF and delivered to the Rights Agent; and such certificate will be full authorization to the Rights Agent for any action taken or suffered in good faith by it under the provisions of this Agreement in reliance upon such certificate;

(c) The Rights Agent will be liable hereunder only for its own negligence, bad faith or wilful misconduct;

(d) The Rights Agent will not be liable for or by reason of any of the statements of fact or recitals contained in this Agreement or in the certificates for Trust Units, or the Rights Certificates (except its countersignature thereof) or be required to verify the same, but all such statements and recitals are and will be deemed to have been made by the Trust only;

(e) The Rights Agent will not be under any responsibility in respect of the validity of this Agreement or the authorization, execution and delivery hereof (except the due authorization, execution and delivery hereof by the Rights Agent) or in respect of the validity or execution of any certificate for Trust Units or Rights Certificate (except its countersignature thereof); nor will it be responsible for any breach by the Trust of any covenant or condition contained in this Agreement or in any Rights Certificate; nor will it be responsible for any change in the exercisability of the Rights (including the Rights becoming void pursuant to subsection 3.1(b) hereof) or any adjustment required under the provisions of Section 2.3 hereof or responsible for the manner, method or amount of any such adjustment or the ascertaining of the existence of facts that would require any such adjustment (except with respect to the exercise of Rights after receipt of the certificate contemplated by Section 2.3 describing any such adjustment); nor will it by any act hereunder be deemed to make any representation or warranty as to the authorization of any Trust Units to be issued pursuant to this Agreement or any Rights or as to any Trust Units, when issued, being duly and validly authorized, issued and delivered as fully paid and non-assessable;

(f) The Trust agrees that it will perform, execute, acknowledge and deliver or cause to be performed, executed, acknowledged and delivered all such further and other acts, instruments and assurances as may reasonably be required by the Rights Agent for the carrying out or performing by the Rights Agent of the provisions of this Agreement;

(g) The Rights Agent is hereby authorized and directed to accept instructions with respect to the performance of its duties hereunder from any individual designated in writing by APF, and to apply to such individual for advice or instructions in connection with its duties, and it shall not be liable for any action taken or suffered by it in good faith in accordance with instructions of any such individual;

(h) The Rights Agent and any unitholder or stockholder, officer or employee of the Rights Agent may buy, sell or deal in Trust Units, Rights or other securities of the Trust or become pecuniarily interested in any transaction in which the Trust may be interested, or contract with or lend money to the Trust or otherwise act as fully and freely as though it were not the Rights Agent under this Agreement. Nothing herein shall preclude the Rights Agent from acting in any other capacity for the Trust or for any other legal entity; and

(i) The Rights Agent may execute and exercise any of the rights or powers hereby vested in it or perform any duty hereunder either itself or by or through its attorneys or agents, and the Rights Agent will not be answerable or accountable for any act, default, neglect or misconduct of any such attorneys or agents or for any loss to the Trust resulting from any such act, default, neglect or misconduct, provided reasonable care was exercised in the selection and continued employment thereof.

4.4 Change of Rights Agent

The Rights Agent may resign and be discharged from its duties under this Agreement upon 30 days' notice (or such lesser notice as is acceptable to the Trust) in writing mailed to the Trust and to each transfer agent of Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. The Trust may remove the Rights Agent upon 30 days' notice in writing, mailed to the Rights Agent and to each transfer agent of the Trust Units by registered or certified mail, and to the holders of the Rights in accordance with Section 5.9. If the Rights Agent should resign or be removed or otherwise become incapable of acting, the Trust will appoint a successor to the Rights Agent. If the Trust fails to make such appointment within a period of 30 days after such removal or after it has received notice in writing of such resignation or incapacity by the resigning or incapacitated Rights Agent or by the holder of any Rights (which holder shall, with such notice, submit such holder's Rights Certificate for inspection by the Trust), then the resigning Rights Agent or the holder of any Rights may apply to any court of competent jurisdiction for the appointment of a new Rights Agent. Any successor Rights Agent, whether appointed by the Trust or by such a court, must be a corporation incorporated under the laws of Canada or a province thereof and authorized to carry on the business of a trust company in the Province of and Alberta. After appointment, the successor Rights Agent will be vested with the same powers, rights, duties and responsibilities as if it had been originally named as Rights Agent without further act or deed; but upon payment by the Trust to the predecessor Rights Agent of outstanding fees and expenses owing by the Trust, the predecessor Rights Agent shall deliver and transfer to the successor Rights Agent any property at the time held by it hereunder, and execute and deliver any further assurance, conveyance, act or deed necessary for the purpose. Not later than the effective date of any such appointment, the Trust will file notice thereof in writing with the predecessor Rights Agent and each transfer agent of the Trust Units and mail a notice thereof in writing to the holders of the Rights in accordance with Section 5.9. Failure to give any notice provided for in this Section 4.4, however, or any defect therein, shall not affect the legality or validity of the resignation or removal of the Rights Agent or the appointment of the successor Rights Agent, as the case may be.

ARTICLE 5
MISCELLANEOUS

5.1 Redemption, Waiver and Termination

(a) The Board acting in good faith may, with the prior consent of holders of Trust Units or of the holders of Rights given in accordance with subsection 5.4(b) or (c) as the case may be, at any time prior to the provisions of Section 3.1 becoming applicable as a result of the occurrence of a Flip-in Event, elect to redeem all but not less than all of the then outstanding Rights at a redemption price of $0.0001 per Right appropriately adjusted in a manner analogous to the applicable adjustment provided for in Section 2.3 in the event that an event of the type analogous to any of the events described in Section 2.3 shall have occurred (such redemption price being herein referred to as the "Redemption Price"). The redemption of the Rights by the Board may be made effective at such time, on such basis and with such conditions as the Board in its sole discretion may establish.

(b) With the prior consent of the holders of Trust Units obtained in accordance with subsection 5.4(b), the Board may, at any time prior to the occurrence of a Flip-in Event, if such Flip-in Event would occur by reason of an acquisition of Trust Units otherwise than pursuant to a Take-over Bid made by means of a Take-over Bid circular to all holders of record of Trust Units and otherwise than in the circumstances set forth in subsection 5.1(d), waive the application of Section 3.1 to such Flip-in Event. In such event, the Board shall extend the Separation Time to a date at least 10 Business Days subsequent to the meeting of unitholders called to approve such waiver.

(c) Prior to the occurrence of a Flip-in Event, upon written notice to the Rights Agent, the Board may waive the application of Section 3.1 to such Flip-in Event but only if such Flip-in Event occurs as a result of a Take-over Bid made by way of a Take-over Bid circular sent to all holders of record of Trust Units; *provided, however*, that if the Board waives the application of Section 3.1 to a particular Flip-in Event, the Board shall be deemed to have waived the application of Section 3.1 to any other Flip-in Event occurring by reason of any Take-over Bid which is made by means of a Take-over Bid circular to all holders of record of Trust Units (i) prior to the granting of such waiver, or (ii) thereafter and prior to the expiry of any Take-over Bid in respect of which a waiver is, or is deemed to have been, granted under this subsection 5.1(c).

(d) The Board may waive the application of Section 3.1 to a Flip-in Event provided that the following conditions are satisfied:

   (i) the Board has determined that the Acquiring Person became an Acquiring Person by inadvertence and without any intention to become, or knowledge that it would become, an Acquiring Person; and

   (ii) such Acquiring Person has reduced its Beneficial Ownership of Trust Units such that at the time of the waiver pursuant to this subsection 5.1(d), it is no longer an Acquiring Person.

(e) If a Person takes up and pays for, pursuant to a Permitted Bid or a Competing Permitted Bid or pursuant to an acquisition occurring under subsection 5.1(c) hereof, more than 50% of the outstanding Trust Units other than Trust Units Beneficially Owned at the date of such Permitted Bid, Competing Permitted Bid or acquisition under subsection 5.1(c) by such Person, the Board shall immediately upon such acquisition and without further formality be deemed to have elected to redeem the Rights at the Redemption Price on the date of the Permitted Bid, Competing Permitted Bid or Take-over Bid, as the case may be.

(f) If the Board elects to or is deemed to have elected to redeem the Rights (i) the right to exercise the Rights will thereupon, without further action and without notice, terminate and the only right

thereafter of the holders of Rights shall be to receive the Redemption Price, if applicable, and (ii) no further Rights shall thereafter be issued.

(g) Within 10 Business Days of the Board electing or having been deemed to have elected to redeem the Rights, the Trust shall give notice of redemption to the holders of the then outstanding Rights by mailing such notice to each such holder at his last address as it appears upon the Rights Register of the Rights Agent, or, prior to the Separation Time, on the register for Trust Units maintained by the Trust's transfer agent. Each such notice of redemption shall state the method by which the payment of the Redemption Price shall be made.

(h) Where a Take-over Bid that is not a Permitted Bid or Competing Permitted Bid is withdrawn or otherwise terminated after the Separation Time has occurred and prior to the occurrence of a Flip-in Event, the Board may elect to redeem all of the outstanding Rights at the Redemption Price. Notwithstanding such redemption, all the provisions of this Agreement shall continue to apply as if the Separation Time had not occurred and it shall be deemed not to have occurred and Rights shall remain attached to the Trust Units, subject to and in accordance with the terms of this Agreement.

(i) The Trust shall give prompt notice to the Rights Agent of any waiver or proposed waiver of the application of Section 3.1 made by the Board.

5.2 Expiration

No person will have any rights pursuant to this Agreement or in respect of any Right after the Expiration Time, except the Rights Agent as specified in Section 4.1 hereof.

5.3 Issuance of New Rights Certificates

Notwithstanding any of the provisions of this Agreement or of the Rights to the contrary, the Trust may, at its option, issue new Rights Certificates evidencing Rights in such form as may be approved by its Board to reflect any adjustment or change in the number or kind or class of Trust Units purchasable upon exercise of Rights made in accordance with the provisions of this Agreement.

5.4 Supplements and Amendments

(a) The Trust may make, without the approval of the holders of Rights or Trust Units, any amendments to this Agreement (i) specifically contemplated in subsection 2.3(i) or any other provision hereof, (ii) to correct any clerical or typographical error, or (iii) which are required to maintain the validity and effectiveness of the Agreement as a result of any change in any applicable laws, rules or regulatory requirements. The Trust may, prior to the date of the annual unitholders meeting to be held in 2003, supplement, amend, vary or delete any of the provisions of this Agreement without the approval of any holder of Rights or Trust Units (whether or not such action would materially adversely affect the interests of the holders of Rights generally), where the Board acting in good faith deems such action necessary or desirable. Notwithstanding anything in this Section 5.4 to the contrary, no amendment shall be made to the provisions of Article 4 except with the written concurrence of the Rights Agent to such supplement or amendment.

(b) Subject to subsection 5.4(a), the Trust, with the prior consent of the holders of Trust Units obtained as set forth below, at any time before the Separation Time, may amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Trust Units at a special meeting called and held in compliance with applicable laws, rules and regulatory requirements and the requirements in the formation documents of the Trust. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment,

variation or rescission is approved by the affirmative vote of a majority of the votes cast by all Independent Unitholders represented in person or by proxy at the special meeting.

(c) The Trust, with the prior consent of the holders of Rights obtained as set forth below, at any time after the Separation Time and before the Expiration Time, may amend, vary or rescind any of the provisions of this Agreement and the Rights (whether or not such action would materially adversely affect the interests of the holders of Rights generally). Such consent shall be deemed to have been given if provided by the holders of Rights at a special meeting of holders of Rights called and held in compliance with applicable laws, rules and regulatory requirements and, to the extent possible, with the requirements in the formation documents of the Trust applicable to meetings of holders of Trust Units, applied *mutatis mutandis*. Subject to compliance with any requirements imposed by the foregoing, consent shall be given if the proposed amendment, variation or rescission is approved by the affirmative vote of a majority of the votes cast by holders of Rights (other than holders of Rights which are beneficially owned by any Person referred to in clauses (i) to (iv) of the definition of "Independent Unitholders"), represented in person or by proxy at the special meeting.

(d) Any amendments made by the Trust pursuant to subsection 5.4(a) which are required to maintain the validity and effectiveness of this Agreement as a result of any change in any applicable laws, rules or regulatory requirements shall:

(i) if made before the Separation Time, be submitted to the holders of Trust Units at the next meeting of unitholders and the unitholders may, by the majority referred to in subsection 5.4(b), confirm or reject such amendment;

(ii) if made after the Separation Time, be submitted to the holders of Rights at a meeting to be called for on a date not later than immediately following the next meeting of unitholders of the Trust in accordance with the provisions of subsection 5.4(c) hereof and the holders of Rights may confirm or reject such amendment by the majority referred to therein.

Any amendment, variation or deletion shall be effective from the date of the Resolution of the Board adopting such amendment, variation or deletion until it is confirmed or rejected or until it ceases to be effective (as in this subsection described) and, where such amendment, variation or deletion is confirmed, it continues in effect in the form so confirmed. If such amendment, variation or deletion is rejected by the unitholders or the holders of Rights or is not submitted to the unitholders or holders of Rights as required, then such amendment, variation or deletion shall cease to be effective from and after the termination of the meeting at which it was rejected or to which it should have been but was not submitted or from and after the date of the meeting of holders of Rights that should have been but was not held, and no subsequent resolution of the Board to amend, vary or delete any provision of this Agreement to substantially the same effect shall be effective until confirmed by the unitholders or holders of Rights, as the case may be.

5.5 Fractional Rights and Fractional Trust Units

(a) The Trust will not be required to issue fractions of Rights or to distribute Rights Certificates which evidence fractional Rights. After the Separation Time there shall be paid, in lieu of such fractional Rights, to the registered holders of the Rights Certificates with regard to which fractional Rights would otherwise be issuable, an amount in cash equal to the same fraction of the Market Price of a whole Right.

(b) The Trust shall not be required to issue fractional Trust Units upon exercise of the Rights or to distribute certificates that evidence fractional Trust Units. In lieu of issuing fractional Trust Units, the Trust shall pay to the registered holder of Rights Certificates at the time such Rights are exercised as herein provided, an amount in cash equal to the same fraction of the Market Price of one Trust Unit at the date of such exercise.

5.6 Rights of Action

Subject to the terms of this Agreement, rights of action in respect of this Agreement, other than rights of action vested solely in the Rights Agent, are vested in the respective holders of the Rights; and any holder of any Rights, without the consent of the Rights Agent or of the holder of any other Rights may, on such holder's own behalf and for such holder's own benefit and the benefit of other holders of Rights, enforce, and may institute and maintain any suit, action or proceeding against the Trust to enforce, or otherwise act in respect of, such holder's right to exercise such holder's rights in the manner provided in this Agreement and in such holder's Rights Certificate. Without limiting the foregoing or any remedies available to the holders of Rights, it is specifically acknowledged that the holders of Rights would not have an adequate remedy at law for any breach of this Agreement and will be entitled to specific performance of the obligations under, and injunctive relief against actual or threatened violations of, the obligations of any Person subject to this Agreement.

5.7 Holder of Rights Not Deemed a Unitholder

No holder, as such, of any Rights shall be entitled to vote, receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable on the exercise of Rights, nor shall anything contained herein or in any Rights Certificate be construed to confer upon the holder of any Rights, as such, any of the rights of a holder of Trust Units of the Trust or any right to vote upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any action of the Trust or APF, or to receive notice of meetings or other actions affecting unitholders (except as provided in Section 5.8 hereof) or to receive distributions or subscription rights or otherwise, until such Rights shall have been exercised in accordance with the provisions hereof.

5.8 Notice of Proposed Actions

In case the Trust proposes after the Separation Time and prior to the Expiration Time:

(a) to effect or permit (in cases where the Trust's permission is required) any Flip-in Event; or

(b) to effect the liquidation, dissolution or winding up of the Trust or the sale of all or substantially all of the Trust's assets,

then, in each such case, the Trust shall give to each holder of a Right, in accordance with Section 5.9 hereof, a notice of such proposed action, which shall specify the date on which such Flip-in Event, liquidation, dissolution, or winding up is to take place, and such notice shall be so given at least 21 Business Days prior to the date of the taking of such proposed action by the Trust.

5.9 Notices

Notices or demands authorized or required by this Agreement to be given or made to or by the Rights Agent, the holder of any Rights or the Trust will be sufficiently given or made if delivered or sent by first-class mail, postage prepaid, or by fax machine or other means of printed telecommunication, addressed (until another address is filed in writing with the Rights Agent or the Trust, as applicable), as follows:

(a) if to the Trust:

APF Energy Trust
c/o APF Energy Inc.
2100, 144 – 4th Avenue S.W.
Calgary, Alberta T2P 3N4

Attention: President
Fax: (403) 294-1010

(b) if to the Rights Agent:

Computershare Trust Company of Canada
710, 530 – 8th Avenue S.W.
Calgary, Alberta T2P 3S8

Attention: Manager, Corporate Trust Department
Fax: 267-6598

(c) if to the holder of any Rights:

to the address of such holder as it appears on the registry books of the Rights Agent or, prior to the Separation Time, on the registry books of the Trust for the Trust Units. Any notice which is mailed or sent or delivered in the manner herein provided for shall be deemed given whether or not the holder receives the notice.

Any notice given or made in accordance with this Section 5.9 shall be deemed to have been given and to have been received on the day of delivery, if so delivered, on the third Business Day (excluding each day during which there exists any general interruption of postal service due to strike, lockout or other cause) following the mailing thereof, if so mailed, and on the day of faxing (provided such sending is during the normal business hours of the addressee on a Business Day and if not, on the first Business Day thereafter). Each of the Trust and the Rights Ageny may from time to time change its address for notice by notice to the other given in the manner aforesaid.

If mail service is or is threatened to be interrupted at a time when the Trust or the Rights Agent wishes to give a notice or demand hereunder to or on the holders of the Rights, the Trust or the Rights Ageny may, notwithstanding the foregoing provisions of this Section 5.9, give such notice by means of publication once in each of two successive weeks in the business section of the National Post or the Globe and Mail, or in such other publication or publications as may be designated by the Trust and notice so published shall be deemed to have been given on the date on which the first publication of such notice in any such publication has taken place.

5.10 Costs of Enforcement

The Trust agrees that if the Trust or any other Person, the securities of which are purchasable upon exercise of Rights, fails to fulfil any of its obligations pursuant to this Agreement, then the Trust or such Person will reimburse the holder of any Rights for the costs and expenses (including legal fees) incurred by such holder in actions to enforce his rights pursuant to any Rights or this Agreement.

5.11 Regulatory Approvals

Any obligation of the Trust or action or event contemplated by this Agreement, or any amendment to this Agreement, shall be subject to the receipt of any requisite approval or consent from any governmental or regulatory authority. Without limiting the generality of the foregoing, any issuance or delivery of debt or equity securities (other than non-convertible debt security) of the Trust upon the exercise of Rights and any amendment to this Agreement shall be subject to the prior consent of the Toronto Stock Exchange, if required.

5.12 Declaration as to Non-Canadian Holders

If in the opinion of the Board (who may rely on the advice of counsel) any action or event contemplated by this Agreement would require compliance with the securities laws or comparable legislation of a jurisdiction outside of Canada, the Board acting in good faith may take such actions as it may deem appropriate to ensure such compliance. In no event shall the Trust or the Rights Agent be required to issue or deliver Rights or securities issuable on exercise of Rights to persons who are citizens, residents or nationals of any jurisdiction other than Canada and any province or territory thereof in which such issue or delivery would be unlawful without registration of the relevant Persons or securities for such purposes.

5.13 Successors

All the covenants and provisions of this Agreement by or for the benefit of the Trust or the Rights Agent shall bind and enure to the benefit of their respective successors and assigns hereunder.

5.14 Benefits of this Agreement

Nothing in this Agreement shall be construed to give to any Person other than the Trust, the Rights Agent and the holders of the Rights any legal or equitable right, remedy or claim under this Agreement; this Agreement shall be for the sole and exclusive benefit of the Trust, the Rights Agent and the holders of the Rights.

5.15 Governing Law

This Agreement and the Rights issued hereunder shall be deemed to be a contract made under the laws of the Province of Alberta and for all purposes will be governed by and construed in accordance with the laws of such province applicable to contracts to be made and performed entirely within such province.

5.16 Language

Les parties aux présentes ont exigé que le présente convention ainsi que tous les documents et avis qui s'y rattachent et/ou qui en découleront soient rédiges en langue anglaise. The parties hereto have required that this Agreement and all documents and notices related thereto and/or resulting therefrom be drawn up in English.

5.17 Counterparts

This Agreement may be executed in any number of counterparts and each of such counterparts will for all purposes be deemed to be an original, and all such counterparts shall together constitute one and the same instrument.

5.18 Severability

If any term or provision hereof or the application thereof to any circumstance is, in any jurisdiction and to any extent, invalid or unenforceable, such term or provision will be ineffective only to the extent of such invalidity or unenforceability without invalidating or rendering unenforceable the remaining terms and provisions hereof or the application of such term or provision to circumstances other than those as to which it is held invalid or unenforceable.

5.19 Effective Date

This Agreement is effective as of and from the date hereof, subject to the provisions of subsection 5.21(c).

5.20 Time of the Essence

Time shall be of the essence hereof.

5.21 Unitholder Review

(a) If, after the Separation Time, the approval of holders of Rights is required in respect of a supplement or amendment to this Agreement made pursuant to Section 5.4 hereof, the Board shall, within 31 days after the implementation of any such supplement or amendment, call a special meeting of the holders of Rights to consider, and if thought fit, to pass a resolution approving the supplement or amendment, and such supplement or amendment shall be deemed to have been approved if such resolution receives the affirmative vote of a majority of the votes cast by holders of Rights represented at the meeting in person or by proxy excluding any Rights which are then

void pursuant to the provisions of subsection 3.1(b) hereof. In respect of any such meeting required to be held:

(i) the Board shall fix a date for the meeting, which date shall be as soon as practicable after the implementation of any supplement or amendment requiring approval, but not more than 110 days thereafter;

(ii) the Board shall fix a record date for determining the holders of Rights entitled to receive notice of such meeting in a manner analogous to the procedures set out in National Policy 54-101 of the Canadian Securities Administrators (as such policy may be amended or replaced from time to time, and as required in order to conform to the requirements of any applicable securities legislation or policy) and the rules of any stock exchange on which the Trust Units are then listed, and the formation documents of the Trust; and

(iii) each Right shall be entitled to one vote at such meeting and, in all other respects, the rules applicable to meetings of unitholders set forth in the formation documents of the Trust shall apply in respect of such meeting of holders of Rights, *mutatis mutandis*.

(b) At the first annual meeting of unitholders of the Trust following the third anniversary of the date of this Agreement, provided that a Flip-in Event has not occurred prior to such time, the Board shall submit a resolution to the Independent Unitholders for their consideration and, if thought fit approval, ratifying the continued existence of the Rights Agreement. If a majority of the votes cast by Independent Unitholders who vote in respect of such resolution are voted against the continued existence of the Rights Agreement, the Board shall, immediately upon the confirmation by the chairman of such unitholders' meeting of the result of the vote on such resolution and without further formality, be deemed to have elected to redeem the Rights at the Redemption Price.

(c) Unless confirmed by ordinary resolution passed by a majority of the votes cast by Independent Unitholders present in person or voting by proxy and who vote in respect of confirmation of this Agreement at the 2003 annual and special meeting of unitholders of the Trust to be held not later than October 19, 2003, this Agreement shall be of no further force or effect and all Rights issued hereunder shall be void from the first to occur of (i) the termination of such meeting, and (ii) the Close of Business (Calgary time) on October 19, 2003.

5.22 Rights of Special Voting Units

If any provision of this Agreement provides for the giving of the notice of a meeting of holders of Trust Units or requires an approval by a specified majority of such holders, and if the governing documents of the Trust so provide, notice of such meeting shall also be given to holders of Special Voting Units, who shall be entitled to the number of votes as provided in such governing documents and in such an event votes cast by holders of Special Voting Units shall be counted in determining whether the requisite majority for approval has been attained.

5.23 Determinations and Actions by the Board

The Board shall have the exclusive power and authority to administer and amend this Agreement in accordance with the terms hereof and to exercise all rights and powers specifically granted to the Board or APF, or as may be necessary or advisable in the administration of this Agreement, including without limitation, the right and power to: (i) interpret the provisions of this Agreement; and (ii) make all determinations deemed necessary or advisable for the administration of this Agreement (including a determination to redeem or not to redeem the Rights or to amend the Agreement in accordance with the terms hereof).

All such actions, calculations, interpretations and determinations (including, for purposes of (II) below, all omissions with respect to the foregoing) which are done or made by the Board, in good faith, shall: (I) be final,

conclusive and binding on the Trust, the Rights Agent, the holders of the Rights and all other parties; and (II) not subject the Board to any liability to the holders of the Rights or to any other parties.

IN WITNESS WHEREOF, the parties hereto have caused this Agreement to be duly executed as of the date first above written.

APF ENERGY TRUST, by
APF ENERGY INC.

Per: (Signed) "Martin Hislop"

Per: (Signed) "Alan MacDonald"

COMPUTERSHARE TRUST COMPANY OF CANADA

Per: (Signed) "Laura Leong"

EXHIBIT "A"

[Form of Rights Certificate]

Certificate No.______________________ ____________________ Rights

THE RIGHTS ARE SUBJECT TO REDEMPTION, AT THE OPTION OF THE TRUST, ON THE TERMS SET FORTH IN THE UNITHOLDERS' RIGHTS PLAN AGREEMENT. UNDER CERTAIN CIRCUMSTANCES (SPECIFIED IN SUCH AGREEMENT), RIGHTS BENEFICIALLY OWNED BY AN ACQUIRING PERSON, CERTAIN RELATED PARTIES OF AN ACQUIRING PERSON OR A TRANSFEREE OF AN ACQUIRING PERSON OR ANY SUCH RELATED PARTIES WILL BECOME VOID WITHOUT FURTHER ACTION.

Rights Certificate

This certifies that ____ is the registered holder of the number of Rights set forth above, each of which entitles the registered holder thereof, subject to the terms, provisions and conditions of the Unitholders' Rights Plan Agreement made as of April 19, 2003 (the "Rights Agreement") between APF Energy Trust, a trust formed under the laws of Alberta (the "Trust") and Computershare Trust Company of Canada, a trust company incorporated under the laws of Canada, as Rights Agent (the "Rights Agent", which term shall include any successor Rights Agent under the Rights Agreement), to purchase from the Trust, at any time after the Separation Time and prior to the Expiration Time (as such terms are defined in the Rights Agreement), one fully paid unit of the Trust (a "Trust Unit") at the Exercise Price referred to below, upon presentation and surrender of this Rights Certificate, together with the Form of Election to Exercise appropriately completed and duly executed, to the Rights Agent at its principal office in the City of Calgary, Alberta. Until adjustment thereof in certain events as provided in the Rights Agreement, the Exercise Price shall be $50.00 per Right (payable in cash, certified cheque or money order payable to the order of the Trust).

This Rights Certificate is subject to all of the terms, provisions and conditions of the Rights Agreement, which terms, provisions and conditions are hereby incorporated herein by reference and made a part hereof and to which Rights Agreement reference is hereby made for a full description of the rights, limitations of rights, obligations, duties and immunities thereunder of the Rights Agent, the Trust and the holders of the Rights Certificates. Copies of the Rights Agreement are on file at the head office of the Trust and are available upon written request.

This Rights Certificate, with or without other Rights Certificates, upon surrender at the Securities Service Centre of the Rights Agent in the City of Calgary, Alberta, or Toronto, Ontario, may be exchanged for another Rights Certificate or Rights Certificates of like tenor evidencing an aggregate number of Rights equal to the aggregate number of Rights evidenced by the Rights Certificate or Rights Certificates surrendered. If this Rights Certificate shall be exercised in part, the registered holder shall be entitled to receive, upon surrender hereof, another Rights Certificate or Rights Certificates for the number of whole Rights not exercised.

Subject to the provisions of the Rights Agreement, the Rights evidenced by this Certificate may be redeemed by the Trust at a redemption price of $0.0001 per Right, subject to adjustment in certain events.

No fractional Trust Units will be issued upon the exercise of any Right or Rights evidenced hereby, but in lieu thereof a cash payment will be made, as provided in the Rights Agreement.

No holder of this Rights Certificate, as such, shall be entitled to vote or receive distributions or be deemed for any purpose the holder of Trust Units or any other securities which may at any time be issuable upon the exercise hereof, nor shall anything contained in the Rights Agreement or herein be construed to confer upon the holder hereof, as such, any of the rights of a unitholder of the Trust, or any right to vote for the election of directors or upon any matter submitted to unitholders at any meeting thereof, or to give or withhold consent to any corporate action, or to

receive notice of any meeting or other actions affecting unitholders (except as provided in the Rights Agreement), or to receive distributions or subscription rights or otherwise, until the Rights evidenced by this Rights Certificate shall have been exercised as provided in the Rights Agreement.

This Rights Certificate shall not be valid or obligatory for any purpose until it shall have been countersigned by the Rights Agent.

WITNESS the facsimile signature of the proper officers executing on behalf of the Trust.

Date: ______________________

APF ENERGY TRUST, by
APF ENERGY INC.

Per: ________________________________

Per: ________________________________

Countersigned:

Computershare Trust Company of Canada

Per: ________________________________

FORM OF ELECTION TO EXERCISE

TO: APF ENERGY TRUST

The undersigned hereby irrevocably elects to exercise __________________ whole Rights represented by this Rights Certificate to purchase the Trust Units issuable upon the exercise of such Rights and requests that certificates for such Trust Units be issued in the name of and delivered to:

____
Name

____
Address

____
City and Province

____
Social Insurance No. or other taxpayer identification number

If such number of Rights shall not be all the Rights evidenced by this Rights Certificate, a new Rights Certificate for the balance of such Rights shall be registered in the name of and delivered to:

____
Name

____
Address

____
City and Province

____
Social Insurance No. or other taxpayer identification number

Date:__________________________________

____
Signature

____
Signature Guaranteed

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by an "Eligible Institution". "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Trust and all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

____
Signature

FORM OF ASSIGNMENT

FOR VALUE RECEIVED, the undersigned hereby sells, assigns and transfers unto:

____
Name

____
Address

____
City and Province

the Rights represented by this Rights Certificate, together with all right, title and interest therein.

Date:______________________________

____
Signature

____
Signature Guaranteed

(Signature must correspond to name as written upon the face of this Rights Certificate in every particular, without alteration or enlargement or any change whatsoever)

Signature must be guaranteed by an "Eligible Institution". "Eligible Institution" means a Canadian schedule 1 chartered bank, a major trust company in Canada, a member of the Securities Transfer Agent Medallion Program (STAMP), a member of the Stock Exchanges Medallion Program (SEMP) or a member of the New York Stock Exchange Inc. Medallion Signature Program (MSP). Members of these programs are usually members of a recognized stock exchange in Canada or the United States, members of the Investment Dealers Association of Canada, members of the National Association of Securities Dealers or banks and trust companies in the United States.

(To be completed if true)

The undersigned hereby represents, for the benefit of the Trust and all holders of Rights and Trust Units, that the Rights evidenced by this Rights Certificate are not and, to the knowledge of the undersigned, have never been, Beneficially Owned by an Acquiring Person or by any Affiliate or Associate of an Acquiring Person, any other Person acting jointly or in concert with an Acquiring Person or any Affiliate or Associate of any such other Person (as such terms are defined in the Rights Agreement).

____
Signature

NOTICE

In the event that the certifications set forth above in the Forms of Election to Exercise and Assignment are not completed, the Trust shall deem the Beneficial Owner of the Rights represented by this Rights Certificate to be an Acquiring Person (as defined in the Rights Agreement) and, accordingly, such Rights shall be null and void.

UNITHOLDERS' RIGHTS PLAN AGREEMENT

Table of Contents

Page

Preamble 1

ARTICLE 1 INTERPRETATION

1.1 Certain Definitions 2
1.2 Currency 11
1.3 Grandfathered Person 11
1.4 Number and Gender 11
1.5 Sections and Headings 11
1.6 Statutory References 12
1.7 Acting Jointly or in Concert 12
1.8 Control 12

ARTICLE 2 THE RIGHTS

2.1 Legend on Trust Unit Certificates 12
2.2 Initial Exercise Price; Exercise of Rights; Detachment of Rights 13
2.3 Adjustments to Exercise Price; Number of Rights 15
2.4 Date on Which Exercise is Effective 18
2.5 Execution, Authentication, Delivery and Dating of Rights Certificates 19
2.6 Registration, Registration of Transfer and Exchange 19
2.7 Mutilated, Lost, Stolen and Destroyed Rights Certificates 19
2.8 Persons Deemed Owners 20
2.9 Delivery and Cancellation of Certificates 20
2.10 Agreement of Rights Holders 20

ARTICLE 3 ADJUSTMENTS TO THE RIGHTS IN THE EVENT OF CERTAIN TRANSACTIONS

3.1 Flip-in Event 21
3.2 Fiduciary Duties of the Board of Directors of APF 22
3.3 Further Acts 22

ARTICLE 4 THE RIGHTS AGENT

4.1 General 23
4.2 Merger, Amalgamation, Consolidation or Change of Name of Rights Agent 23
4.3 Duties of Rights Agent 24
4.4 Change of Rights Agent 25

ARTICLE 5 MISCELLANEOUS

5.1 Redemption, Waiver and Termination 26
5.2 Expiration 27
5.3 Issuance of New Rights Certificates 27
5.4 Supplements and Amendments 27
5.5 Fractional Rights and Fractional Trust Units 28
5.6 Rights of Action 29
5.7 Holder of Rights Not Deemed a Unitholder 29
5.8 Notice of Proposed Actions 29
5.9 Notices 29

5.10 Costs of Enforcement 30
5.11 Regulatory Approvals 30
5.12 Declaration as to Non-Canadian Holders 30
5.13 Successors 31
5.14 Benefits of this Agreement 31
5.15 Governing Law 31
5.16 Language 31
5.17 Counterparts 31
5.18 Severability 31
5.19 Effective Date 31
5.20 Time of the Essence 31
5.21 Unitholder Review 31
5.22 Rights of Special Voting Units 32
5.23 Determinations and Actions by the Board 32

EXHIBITS

Exhibit A Form of Rights Certificate (together with Form of Election to Exercise and Form of Assignment)

UNITHOLDERS' RIGHTS PLAN AGREEMENT

BETWEEN:

APF ENERGY TRUST

- and -

COMPUTERSHARE TRUST COMPANY OF CANADA

Dated as of April 19, 2003

Exemption Order
82-5166



SEC MAIL
RECEIVED
PROCESSING
APR 21 2005
WASH, D.C.
209
SECTION

FORM 52-109FT2 - Certification of Annual Filings During Transition Period

I, Martin Hislop, Chief Executive Officer of APF Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52 109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the annual period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005

Martin Hislop
Chief Executive Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order
82-5166

FORM 52-109FT2 - Certification of Annual Filings During Transition Period

I, Alan MacDonald, Chief Financial Officer of APF Energy Inc., certify that:

1. I have reviewed the annual filings (as this term is defined in Multilateral Instrument 52-109 *Certification of Disclosure in Issuers' Annual and Interim Filings*) of APF Energy Trust, (the issuer) for the annual period ending December 31, 2004;

2. Based on my knowledge, the annual filings do not contain any untrue statement of a material fact or omit to state a material fact required to be stated or that is necessary to make a statement not misleading in light of the circumstances under which it was made, with respect to the period covered by the annual filings; and

3. Based on my knowledge, the annual financial statements together with the other financial information included in the annual filings fairly present in all material respects the financial condition, results of operations and cash flows of the issuer, as of the date and for the periods presented in the annual filings.

Date: March 29, 2005



Alan MacDonald
Chief Financial Officer
APF Energy Inc. on its own behalf and on behalf of APF Energy Trust

Exemption Order
82-5166


SEC MAIL PROCESSING
APR 21 2005
WASH. D.C.
SECTION

APF ENERGY TRUST

RENEWAL ANNUAL INFORMATION FORM

For the Year Ended December 31, 2004

March 21, 2005

APF ENERGY TRUST
2100, 144 - 4th Avenue SW
Calgary, Alberta T2P 3N4
Telephone: (403) 294-1000 Toll Free: (800) 838-9206 Fax: (403) 294-1074
Internet: www.apfenergy.com e-mail: invest@apfenergy.com

TABLE OF CONTENTS

SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION 1
THE TRUST AND ITS SUBSIDIARIES 1
- APF Energy Trust 1
- APF Energy Inc. 2
- APF Acquisition Trust 2
- APF Energy Limited Partnership 2
- 990009 Alberta Inc. 2
- Tika Energy, Inc. 2
- Organization Chart 3

GOVERNANCE OF THE TRUST 3
- The Trustee and APF Energy 3
- The Unitholders 4

SECURITIES OF THE TRUST 4
- Securities 4
- Premium Distribution Reinvestment Plan 7
- Convertible Debentures 7

TRADING HISTORY 8
GENERAL DEVELOPMENT OF THE BUSINESS 8
- Significant Acquisitions During 2004 9

RECENT DEVELOPMENTS 9
ESCROWED SECURITIES 9
STATEMENT OF RESERVES DATA 10
- Reserves Data 10
- Pricing Assumptions 13
- Additional Information Relating to Reserves Data 16
- Other Oil and Gas Information 17
- Core Properties 17
- Facilities 21
- Producing Wells 22
- Term 23
- Term 23

AMENDMENT OF CREDIT FACILITIES 27
DIRECTORS AND OFFICERS 27
- Conflicts of Interest 30

AUDIT COMMITTEE INFORMATION 30
SELECT CONSOLIDATED FINANCIAL INFORMATION 30
MANAGEMENT'S DISCUSSION OF VARIATION IN OPERATING RESULTS 32
COMPETITIVE MATTERS 32
ENVIRONMENTAL MATTERS 32
INDUSTRY CONDITIONS 33
- Pricing and Marketing - Oil and Natural Gas 33
- The North American Free Trade Agreement ("NAFTA") 33
- Provincial Royalties and Incentives 33
- Land Tenure 33
- Environmental Regulations 34

RISK FACTORS 34
- Business of APF Energy, APF Partnership and Tika 34
- Nature of Trust Units 37
- Income Tax Considerations and Government Regulation 37
- Variations in Foreign Exchange Rates 38
- Investment Eligibility 38
- Return of Capital 38
- Delay in Cash Distributions 38
- Unitholder Limited Liability 38

LEGAL PROCEEDING 39
MATERIAL CONTRACTS 39
TRANSFER AGENT AND REGISTRAR 39
INTEREST OF EXPERTS 39
APPENDIX "A" REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR 40
APPENDIX "B" REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE 42
APPENDIX "C" AUDIT COMMITTEE INFORMATION 44

ABBREVIATIONS AND DEFINITIONS

In this Annual Information Form, the abbreviations set forth below have the following meanings:

"APF Energy"	APF Energy Inc.	**"Trust"**	APF Energy Trust
"APF Partnership"	APF Energy Limited Partnership	**"Tika"**	Tika Energy, Inc.
"ARTC"	Alberta Royalty Tax Credit	**"Unitholders"**	holders of Trust Units of the Trust
"bbls"	barrels		
"mbbl"	1,000 barrels	**"mcf"**	1,000 cubic feet
"bbl/d"	barrels per day	**"mmcf"**	1,000,000 cubic feet
"CanScot"	CanScot Resources Ltd.	**"bcf"**	1,000,000,000 cubic feet
"GJ"	Gigajoule = 0.95 mcf	**"mcf/d"**	one thousand cubic feet per day
"m^3"	cubic metre volume	**"mmcf/d"**	one million cubic feet per day
"NGL"	natural gas liquids	**"mmbtu"**	one million BTUs
"9.40% Debentures"	convertible unsecured subordinated debentures of the Trust maturing July 31, 2008	**"boe"**	barrels of oil equivalent
		"mboe"	1,000 barrels of oil equivalent
"Special Unitholders"	holders of special voting units of the Trust	**"boe/d"**	barrels of oil equivalent per day
		"BTU"	British thermal unit

"APF GLJ Report" the report of Gilbert Laustsen Jung Associates Ltd. ("GLJ"), independent petroleum consultants, dated February 28, 2005, prepared February 25, 2005 and effective December 31, 2004, evaluating all of the conventional reserves of APF Energy and APF Partnership, using GLJ (January 2005) pricing. The report includes the coalbed methane reserves of APF Energy and Tika evaluated by Sproule, which were consolidated by GLJ and are included in the GLJ Report to generate corporate total forecasts using GLJ pricing.

"APF Sproule Report" the report of Sproule Associates Limited ("Sproule"), independent petroleum consultants, dated February 18, 2005 and effective December 31, 2004, evaluating all of the coalbed methane reserves of APF Energy and Tika, using Sproule (December 2004) pricing.

"boes" as used in this document may be misleading, particularly if used in isolation. A boe conversion ratio for natural gas of 6 mcf:1 bbl has been used, which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

ADDITIONAL INFORMATION

Additional information, including Directors' and Executive Officers' remuneration and indebtedness, principal holders of the Trust's securities and options and rights to purchase the Trust's securities, and interest of insiders in material transactions, if applicable, is contained in the Trust's Management Information Circular dated March 11, 2005, in connection with the Annual General and Special Meeting of Unitholders of the Trust to be held on May 4, 2005, which information is incorporated herein by reference. Additional financial information and discussion of the affairs of the Trust and the business environment in which the Trust operates is provided in the Trust's Management Discussion and Analysis and comparative Consolidated Financial Statements for the fiscal year ended December 31, 2004 found on pages 33 to 51 and 53 to 69 respectively, of the 2004 Annual Report to the Unitholders, which information is incorporated herein by reference. The documents incorporated by reference herein and additional information with respect to the Trust are filed on SEDAR at www.sedar.com.

Requests for information should be made to:

APF Energy Inc.
2100, 144-4th Avenue S.W.
Calgary, Alberta T2P 3N4
Attention: Secretary
Telephone: (403) 294-1000 Toll Free: (800) 838-9206 Fax: (403) 294-1074
Internet: www.apfenergy.com e-mail: invest@apfenergy.com

SPECIAL NOTE REGARDING FORWARD LOOKING INFORMATION

Certain statements in this document or incorporated herein by reference may constitute "forward-looking statements". These forward-looking statements can generally be identified as such because of the context of the statements, including words such as the Trust "believes", "anticipates", "expects" or words of a similar nature. Such forward-looking statements involve known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of the Trust, or industry results, to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. Such factors include, among others, the following:

- the performance characteristics of the properties of APF Energy, APF Partnership and Tika;
- oil and natural gas reserve quantities and the discounted present value of these reserves;
- the amount and nature of capital expenditures;
- plans for drilling wells;
- prices for oil and natural gas produced and the impact of changes in prices on cash flow after hedging;
- timing and amount of future production;
- operating and other costs;
- expectations regarding the ability to raise capital and to continually add reserves through acquisitions and developments;
- business strategies and plans of management; and
- prospect development and acquisitions.

Such forward looking statements are subject to risks, uncertainties and other factors, many of which are beyond our control, including:

- the timing and success of integrating the business and operations of acquired assets and companies;
- the impact of general economic conditions;
- industry conditions, including fluctuations in the price of oil and natural gas, royalties payable in respect of our oil and natural gas production, and changes in governmental regulation of the oil and natural gas industry, including environmental regulation;
- uncertainty of estimates of oil and natural gas reserves;
- impact of competition, availability and cost of seismic, drilling and other equipment;
- operating hazards and other difficulties inherent in the exploration for and production and sale of oil and natural gas;
- fluctuations in foreign exchange or interest rates and stock market volatility; and
- uncertainties as to the availability and cost of financing.

These factors should not be considered exhaustive. Events or circumstances could cause our actual results to differ materially from those estimated or projected and expressed in, or implied by, these forward looking statements. See also the matters discussed under "Risk Factors" on page 34.

THE TRUST AND ITS SUBSIDIARIES

APF Energy Trust

The Trust is an open-end investment trust formed under the laws of the Province of Alberta on October 10, 1996 and governed by an amended and restated trust indenture dated May 18, 2004 (the "Trust Indenture"). The principal office of the Trust is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta, T2P 3N4. The trust units ("Trust Units") and the 9.40% Debentures of the Trust are listed and posted for trading on the Toronto Stock Exchange under the symbols "AY.UN" and "AY.DB" respectively. Computershare Trust Company of Canada (the "Trustee") is the trustee of the Trust and the holders of Trust Units are the sole beneficiaries of the Trust.

The Trust was initially formed for the purpose of issuing Trust Units to the public and using the funds so raised to purchase royalties on oil and natural gas properties. The Trust is authorized to acquire, directly or indirectly, energy related assets and properties and securities of oil and gas entities.

The Trust's primary assets are royalties (collectively the "Royalties" and individually a "Royalty") granted by APF Energy and APF Partnership on their respective oil and gas properties. Each of the Royalties consists of an entitlement to 99% of the royalty income from the oil and gas properties after deduction of certain costs, expenditures and deductions.

The goal of the Trust is to provide holders of Trust Units with high and stable cash distributions by continually replacing and adding to the reserves held by APF Energy, APF Partnership and other entities granting a Royalty to the Trust, through acquisition, drilling and optimization initiatives.

APF Energy Inc.

APF Energy is a wholly owned subsidiary of the Trust. It was incorporated pursuant to the *Business Corporations Act* (Alberta) on December 8, 1995 as 677633 Alberta Inc. By Articles of Amendment filed May 8, 1996, its name was changed to APF Energy Inc. The business of APF Energy is the acquisition, development, exploitation and disposition of oil and natural gas properties and the granting of a Royalty to the Trust. Since incorporation it has amalgamated from time to time with subsidiary corporations acquired in conjunction with acquisitions of oil and natural gas properties. The amalgamated corporation continues under the name APF Energy Inc. APF Energy also provides all necessary management, administrative and advisory services to the Trust, APF Acquisition Trust and to APF Partnership and its general partner, 990009 Alberta Inc. At December 31, 2004, APF Energy had 90 employees. The principal office of APF Energy is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4 and its registered office is located at 3400, 150 – 6th Avenue S.W., Calgary, Alberta, T2P 3Y7.

APF Acquisition Trust

APF Acquisition Trust is an open-end unincorporated commercial trust formed under the laws of the Province of Alberta pursuant to a trust agreement dated May 30, 2002 and is wholly owned by the Trust. The asset of APF Acquisition Trust is a 99% limited partnership interest in APF Partnership. The head and principal office of APF Acquisition Trust is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta T2P 3N4.

APF Energy Limited Partnership

APF Partnership is a limited partnership formed under the laws of the Province of Alberta and is governed by an amended and restated limited partnership agreement dated May 30, 2002. 990009 Alberta Inc., a wholly owned subsidiary of the Trust is the general partner of and has a 1% interest in the limited partnership. APF Acquisition Trust, through its trustee, is the limited partner and has a 99% interest in the limited partnership. The head and principal office of APF Partnership is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4.

990009 Alberta Inc.

990009 Alberta Inc. is a wholly owned subsidiary of the Trust. It was incorporated pursuant to the *Business Corporations Act* (Alberta) on May 21, 2002. It is the general partner of APF Partnership and its only asset is a 1% interest in APF Partnership. The principal office of 990009 Alberta Inc. is located at 2100, 144 – 4th Avenue S.W., Calgary, Alberta T2P 3N4 and its registered office is located at 3400, 150 – 6th Avenue, S.W., Calgary, Alberta T2P 3Y7.

Tika Energy, Inc.

Tika is a company formed under the laws of Wyoming on September 14, 1999. APF Energy carries on its operations in the United States through Tika. Tika is a wholly-owned subsidiary of APF Energy following the amalgamation of APF Energy and CanScot on October 1, 2003. The principal office of Tika is located at 2100, 144 - 4th Avenue S.W., Calgary, Alberta, T2P 3N4 and its registered office is located at 159 N. Wolcott, Ste. 330, Casper, Wyoming 82601.

Organization Chart

The following diagram illustrates the relationships between the Trust and its subsidiaries and the flow of cash from the oil and gas properties to the Trust and from the Trust to the Unitholders.


Unitholders(1)
Cash Distributions
100%
APF Energy Trust(2)
100%
APF Acquisition Trust
990009 Alberta Inc.
(General Partner)
(Incorporated in Alberta)
Cash flow in the form of Royalties
100%
Limited Partner (99%)
Cash flow in the form of Royalties
General Partner 1%
APF Energy Limited Partnership
APF Energy Inc.
(Incorporated in Alberta)
Portion of cash flow withheld to fund:
Oil & Gas assets to generate cash flow
Oil & Gas assets to generate cash flow
Portion of cash flow withheld to fund:
- Reclamation Fund
- Deferred Purchase Obligation amounts
- Reasonable investment purposes
Tika Energy, Inc.
(Incorporated in Wyoming)
- Reclamation Fund
Oil & Gas assets to generate cash flow

Notes:

(1) The Unitholders own 100% of the equity of the Trust.

(2) The Trust also had outstanding at December 31, 2004 $48.8 million of 9.40% Debentures with a maturity date of July 31, 2008. See "Securities of the Trust - Convertible Debentures".

GOVERNANCE OF THE TRUST

The Trustee and APF Energy

Pursuant to the Trust Indenture, Computershare Trust Company of Canada (the "Trustee") has been appointed as trustee of the Trust. The Trustee has no beneficial interest in the Trust and holds the Trust's assets and exercises its powers for the benefit of Unitholders. The Trustee has the authority to exercise all rights, powers and privileges in respect of the assets of the Trust excepting matters relating to the maximization of Unitholder value in the context of a response to an offer for Trust Units or for all or substantially all of the assets of the Trust or any subsidiary of the Trust (an "Offer"). APF Energy has the authority to exercise rights, powers and privileges in relation to an Offer.

The Trust Indenture gives the Trustee the authority to delegate to a manager such power and authority as the Trustee in its sole discretion deems necessary or desirable to effect the actual administration of the duties of the Trustee under the Trust Indenture, without regard to whether such power or authority is normally granted or delegated by trustees. Pursuant to this authority, the Trustee has entered into an agreement (the "Administrative Services Agreement") under which APF Energy provides management, administrative and advisory services to the Trust. In addition, the Trust Indenture delegates to APF Energy responsibility for any and all matters relating to the redemption of Trust Units, the negotiation of management agreements in relation to assets of the Trust and any issuance or offering of Trust Units or any securities to purchase, to convert into or exchange into Trust Units.

As a consequence, all of the significant management decisions of the Trust have been delegated to APF Energy and are carried out through its Board of Directors and management and employees.

Bank of Montreal Trust Company was appointed trustee of the Trust for an initial term which expired in 1999. The Trustee subsequently acquired the stock transfer business of Bank of Montreal Trust Company and in 2002, the Unitholders approved the appointment of the Trustee as successor trustee of the Trust. A decision to reappoint, or to appoint a successor to, the Trustee is made by ordinary resolution at each annual meeting of Unitholders. The Trustee may resign on 60 days notice to APF Energy and may be removed on notice from APF Energy and approved by Special Resolution of Unitholders if the Trustee is no longer qualified to act as trustee or becomes bankrupt or insolvent or upon certain other events such as liquidation seizure of the Trustee's assets. The Trustee receives a fee for acting as trustee of the Trust and is entitled to reimbursement for all costs, charges and expenses incurred by the Trustee in connection with the management and administration of the Trust. The Trust Indenture provides that the Trustee and its directors, officers, employees, shareholders and agents will not be liable to Unitholders or others in connection with any matter pertaining to the Trust, subject to exceptions for liability resulting from gross negligence, willful default or fraud. In addition, the Trustee and its directors, officers, employees, shareholders and agents are indemnified for all liabilities incurred in carrying out any of the Trustee's duties and responsibilities, exercising any power, authority or discretion given to it under the Trust Indenture and for all other liabilities, losses, costs, charges, taxes, damages, expenses, penalties and interest in respect of taxes and all other expenses and liabilities incurred in respect of the administration of the Trust, including, specifically, environmental liabilities and damages.

The Unitholders

At each annual meeting of Unitholders, Unitholders and Special Unitholders are entitled to vote for the reappointment of the Trustee (or for the appointment of a successor trustee), for the selection of persons to be appointed as directors of APF Energy, and for the appointment of the auditor of the Trust. Unitholders are also entitled to vote on any change in the auditor of the Trust. All of the foregoing actions require an ordinary resolution of Unitholders. An ordinary resolution is a resolution approved at a meeting of Unitholders by more than 50% of the votes of Unitholders and Special Unitholders cast in respect of the resolution. Unitholders and Special Unitholders are also entitled to vote on any matter required by the Trust Indenture to be approved by Special Resolution. In general, a Special Resolution is required to authorize any amendment to the Trust Indenture (other than amendments required to comply with applicable laws or amendments which are not inconsistent with or do not materially affect the substance of the Trust Indenture), amendments to certain material contracts of the Trust, any subdivision or consolidation of the Trust Units, any sale or transfer of all or substantially all of the assets of the Trust or the dissolution of the Trust. A special resolution is a resolution proposed to be passed as a special resolution and passed by the affirmative votes of the holders of not less than 66 2/3% of the Trust Units represented at the meeting and voted on a poll upon the resolution.

Unitholders and Special Unitholders are not entitled to interfere with or give any direction to the Trustee or APF Energy with respect to the affairs of the Trust or in connection with the exercise of any powers or authorities conferred upon the Trustee or APF Energy under the Trust Indenture or the Administrative Services Agreement and have no right of ownership in any of the assets of the Trust or to compel or call for any partition, division, dividend or distribution of the any of the assets of the Trust.

SECURITIES OF THE TRUST

Securities

Trust Units and Special Voting Units

The Trust is authorized to issue a maximum of 500 million trust units ("Trust Units"). The Trust Units represent equal undivided beneficial interests in the Trust. All Trust Units share equally in all distributions from the Trust and all Trust Units carry equal voting rights at meetings of holders of Trust Units ("Unitholders"). The Trust is also authorized to issue an unlimited number of special voting units ("Special Voting Units") entitling the holders ("Special Unitholders") to the number of votes at meetings of Unitholders as is prescribed by the Board of Directors of APF Energy in the resolution authorizing issuance of the Special Voting

Units. The Special Voting Units do not confer any other rights on the Special Unitholders. None of the Special Voting Units have been issued.

Trust Units and Special Voting Units, including rights, warrants or other securities to purchase, to convert into or exchange into Trust Units and Special Voting Units, may be issued on terms and conditions and at such time or times as APF Energy may determine. Trust Units may only be issued when fully paid and the Unitholders may not thereafter be required to make any further contribution to the Trust with respect to such Trust Units. Trust Units may be issued for a consideration payable in installments if represented by installment receipts until final payment is made.

Meetings and Voting

The Trust Indenture requires the holding of annual meetings of Unitholders. Special meetings of Unitholders may be called at any time by the Trustee and are required to be called by the Trustee upon the written request of Unitholders holding in aggregate not less than 20% of the Trust Units. Notice of all meetings of Unitholders is required to be given to Unitholders at least 21 days prior to the meeting. Unitholders may attend and vote at all meetings of Unitholders either in person or by proxy and a proxyholder need not be a Unitholder or Special Unitholder. Two persons present in person or represented by proxy and representing in the aggregate not less than 10% of the votes attaching to all outstanding Trust Units constitute a quorum for the transaction of business at all such meetings. Unitholders are entitled to one vote per Trust Unit at all meetings of Unitholders.

Redemption Right

A Unitholder may require the Trust, at any time on the demand of the Unitholder, to redeem his or her Trust Units for an amount equal to the lesser of (a) 95% of the market price of the Trust Units on the Toronto Stock Exchange, or if not trading on the Toronto Stock Exchange at such time, the principal market on which the Trust Units are quoted for trading at such time (the "Principal Market"), during the 10 day trading period commencing immediately after the date on which the Trust Units were tendered for redemption, and (b) 95% of the closing market price on the Principal Market on which the Trust Units are quoted for trading on the date that the Trust Units were tendered for redemption. For the purposes of (a), the market price is an amount equal to the simple average of the closing price of the Trust Units for each of the trading days on which there was a closing price; provided that if the Principal Market does not provide a closing price but only provides the highest and lowest prices of the Trust Units traded on a particular day, the market price will be an amount equal to the simple average of the average of the highest and lowest prices for each of the trading days on which there was a trade; and provided further that if there was trading on the Principal Market for fewer than five of the 10 trading days, the market price will be the simple average of the following prices established for each of the 10 trading days: the average of the last bid and last ask prices for each day on which there was no trading; the closing price of the Trust Units for each day that there was trading if the Principal Market provides a closing price; and the average of the highest and lowest prices of the Trust Units for each day that there was trading, if the Principal Market provides only the highest and lowest prices of Trust Units traded on a particular day. For the purposes of (b), the closing market price will be: an amount equal to the closing price of the Trust Units if there was a trade on the date; an amount equal to the average of the highest and lowest prices of Trust Units if there was trading and the Principal Market provides only the highest and lowest prices of Trust Units traded on a particular day; and the average of the last bid and last ask prices if there was no trading on the date. Upon redemption, all of such Unitholder's rights to and under the Trust Units tendered for redemption are surrendered. The obligations of the Trust to redeem Trust Units is subject to a monthly aggregate cash cap for all Trust Units tendered for redemption in such month of $100,000 and an aggregate cash cap for all Trust Units tendered for redemption in a six month period of $500,000. The Board of Directors of APF Energy may waive these limitations and is required to waive them in circumstances where Trust Units held in trusts governed by registered plans under the *Income Tax Act* (Canada) would not otherwise be entitled to receive cash payment for the Trust Units redeemed. The price payable by the Trust on redemption may be satisfied by cash payment or, in certain circumstances, including where such payment would cause the monthly or six month cash cap to be exceeded, by way of an *in specie* distribution (that is, a proportionate distribution of the assets of the Trust).

Distributions

The Trust makes pro rata cash distributions to Unitholders on a monthly basis. Distributions are generally announced via news release during the third week of the month and Unitholders of record on the last day of that month are entitled to participate in the distribution. Distributions are paid by the Trustee to the Unitholders 15 days following the distribution record date or, if such date is not a business day, on the next business day. Distributions in any month consist of income from Royalties, ARTC and other income received by the Trust during the preceding month less royalties, expenses and withholdings payable by the Trust and less other amounts reasonably determined by APF Energy to be retained for the purposes of the Trust. In the past, the Trust has retained income to, among other things, fund capital expenditure or acquisitions, stabilize future distributions or advance funds to APF Energy to temporarily reduce its indebtedness to its bankers. During 1997 (the first year during which the Trust made distributions), 60% of cash distributions were tax deferred and for income tax purposes were treated as a return of capital, while

the same figures for 1998, 1999, 2000, 2001, 2002 and 2003 were 75%, 66%, 38%, 43%, 36% and 21%, respectively. For 2004 cash distributions, 31.655% will not be subject to tax with 68.345% being taxable to Unitholders.

The following per Trust Unit cash distributions have been received by Unitholders during the periods indicated:

	Trust Unit Cash Distributions
1997	$1.510
1998	$1.840
1999	$1.555
2000	$1.900
2001	$3.045
2002	$1.800
2003	$2.180
2004	
January	$0.175
February	$0.175
March	$0.175
April	$0.175
May	$0.175
June	$0.175
July	$0.160
August	$0.160
September	$0.160
October	$0.160
November	$0.160
December	$0.160
	$2.010
2005	
January	$0.160
February	$0.160
March	$0.160
Grand Total	$16.320

Note:

(1) The initial public offering of the Trust was completed on December 17, 1996. The first cash distribution was made to Unitholders on January 31, 1997.

Limitations On Non-Resident Ownership

At no time may more than one-half of the outstanding Trust Units be held by non-residents of Canada ("non-residents") within the meaning of the *Income Tax Act* (Canada). If at any time the Trustee becomes aware that the beneficial owners of 49% of the Trust Units then outstanding are or may be non-residents or that such a situation is imminent, the Trustee may make a public announcement to that effect and will not accept a subscription for Trust Units from or issue or register a transfer of Trust Units to a person unless the person provides a declaration in a form prescribed by the Trustee that the person is not a non-resident. If, notwithstanding the foregoing, the Trustee determines that a majority of the Trust Units are held by non-residents, the Trustee may send a notice to non-resident holders of Trust Units, chosen in inverse order to the order of acquisition or registration or in such other manner as the Trustee may consider equitable and practicable, requiring them to sell their Trust Units or a specified portion thereof within a specified period of not less than 60 days. If the Unitholders receiving notice have not within the period sold the specified number of Trust Units or provided the Trustee with satisfactory evidence that they are not non-residents, the Trustee may on behalf of such Unitholders sell such Trust Units and, in the interim, will suspend the voting and distribution rights attached to such Trust Units. Any sale will be made on any stock exchange on which the Trust Units are then listed and, upon the sale, the affected holders will cease to be holders of Trust Units and their rights will be limited to receiving the net proceeds of sale upon surrender of the Certificates representing such Trust Units.

Take-over Bids – Compulsory Acquisition

The Trust Indenture provides that if a person ("Offeror") makes a take-over bid ("Offer") to purchase the outstanding Trust Units and the Offer is accepted by the holders of not less than 90% of the outstanding Trust Units not owned by or on behalf of the Offeror or an affiliate or associate of the Offeror, the Offeror has the right, but is not obligated, to acquire the remaining Trust Units held by persons who did not accept the Offer or by subsequent transferees of such persons (collectively, the "Dissenting Offerees")

To exercise the right, the Offeror must give notice (the "Offeror's Notice") by registered mail to each Dissenting Offeree of the proposed acquisition within 60 days after the termination of the Offer, and in any event within 180 days after the date of the Offer. Within 20 days of giving the Offeror's Notice, the Offeror must pay or transfer to the Trust the amount of money or other consideration the Offeror would have had to pay or transfer to the Dissenting Offerees if they had elected to accept the Offer. Money or other consideration so paid or transferred is to be held in trust for the Dissenting Offerees. Within 30 days after receipt of the Offeror's Notice, provided that the Offeror has then paid or transferred to the Trust the money or other consideration as required, the Trust is required to issue the Offeror a certificate for the Trust Units that were held by Dissenting Offerees and cause the transfer agent of the Trust Units to enter the Offeror on the register of Unitholders as the holder of such Trust Units and to remove the Dissenting Offeree from the register of Unitholders. Thereafter, Dissenting Offerees who send or deliver certificates for Trust Units to the Trustee are entitled to receive the money or other consideration to which he is entitled, disregarding fractional Trust Units.

Unitholder Rights Plan

The Trust entered into a Unitholders' Rights Plan Agreement ("URP") made as of April 19, 2003 between the Trust and Computershare Trust Company of Canada, as rights agent (the "Rights Plan"). The URP replaced a similar plan which expired April 19, 2003.

The primary objective of the URP is to provide the Board of Directors of APF Energy with sufficient time to consider and, if appropriate, explore and develop alternatives for maximizing Unitholder value in the event that a take-over bid is made for the Trust, and to provide every Unitholder with an equal opportunity to participate in such a bid. The URP is intended to regulate certain aspects of take-over bids for the Trust but it is not intended to impede a bona fide attempt to acquire control of the Trust, if an offer is made fairly.

Premium Distribution Reinvestment Plan

On November 20, 2003, the Trust announced the adoption of a Premium Distribution, Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP"), effective for monthly distributions payable on and following December 15, 2003.

The DRIP allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price (as defined in the DRIP) on the applicable distribution date. The DRIP includes a feature which allows eligible Unitholders to elect, under the premium distribution component of the DRIP, to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date. The DRIP also allows those Unitholders who participate in either the distribution reinvestment component or the premium distribution component of the DRIP to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units.

Convertible Debentures

On July 3, 2003, the Trust completed a public offering of the 9.40% Debentures for gross proceeds of $50 million. The 9.40% Debentures bear interest at an annual rate of 9.40% payable semi-annually on January 31 and July 31 in each year commencing January 31, 2004. The 9.40% Debentures are redeemable by the Trust at a price of $1,050 if redeemed on or after July 31, 2006 and before July 31, 2007 and at a price of $1,025 if redeemed on or after July 31, 2007 and before maturity, in each case together with accrued and unpaid interest. The 9.40% Debentures are convertible into Trust Units at the option of the holder at any time prior to the close of business on the earlier of maturity and the business day preceding the date specified by the Trust for redemption of the 9.40% Debentures, at a conversion price of $11.25 per Trust Unit. The Trust may elect, from time to time, to satisfy its obligation to pay interest on the 9.40% Debentures, by delivering sufficient Trust Units to the debenture trustee for sale in order to satisfy the cash interest payment to holders. The Trust may also satisfy its obligation to pay the principal owing on redemption or maturity by the issue of Trust Units at a deemed price of 95% of the weighted average trading price of the Trust

Units preceding the redemption or maturity date. As at December 31, 2004, $1.4 million principal amount of the 9.40% Debentures had been converted.

A more complete description of the 9.40% Debentures and their terms is set out under the heading "Description of Debentures" in the prospectus of the Trust dated June 26, 2003, which information is incorporated by reference herein.

TRADING HISTORY

The outstanding Trust Units are listed and posted for trading on the Toronto Stock Exchange ("TSX") under the trading symbol "AY.UN". The 9.40% Debentures are listed and posted for trading on the TSX under the trading symbol "AY.DB". The following table sets forth the high and low trading prices and the aggregate volume of trading of the Trust Units and 9.40% Debentures as reported by the TSX for the periods indicated.

	Trust Units Price Range			9.40% Debentures Price Range		
Period	High ($)	Low ($)	Volume	High ($)	Low ($)	Volume
2004						
January	12.63	11.63	5,343,437	111.50	109.01	9,350
February	12.16	10.32	5,575,523	110.25	108.50	3,920
March	12.33	11.70	5,386,239	112.00	110.25	5,990
April	12.37	12.00	5,326,206	111.51	108.50	5,070
May	12.29	11.61	5,819,403	109.25	104.49	20,100
June	12.06	11.18	7,451,375	108.75	106.00	11,730
July	11.75	11.25	5,711,015	109.00	106.15	3,220
August	11.76	11.24	7,022,767	108.65	105.00	4,370
September	12.14	11.24	8,491,688	110.00	105.55	144,270
October	12.47	11.75	10,037,047	118.70	108.50	6,520
November	12.15	11.31	6,774,158	115.00	108.50	1,270
December	12.10	11.42	4,404,737	111.00	110.00	92,920

On December 31, 2004, the closing price of the Trust Units and 9.40% Debentures on the TSX was $11.72 and $110.00, respectively.

GENERAL DEVELOPMENT OF THE BUSINESS

General

The Trust was formed on October 10, 1996 for the purpose of acquiring a Royalty from APF Energy on its oil and gas properties from time to time. The Trust completed an initial public offering of 3.5 million Trust Units at $10 per Trust Unit on December 17, 1996. The Trust used a portion of the proceeds to acquire the Royalty on properties acquired by APF Energy in 1996 at Rosebank, Grande Prairie, Sibbald, Countess - Leckie and Westerose for the sum of $17.86 million. The Trust has subsequently completed a number of offerings of Trust Units and has acquired a Royalty on a number of additional properties. Effective July 28, 1999, the Trust was converted to an open-end trust to provide greater flexibility to make value-enhancing acquisitions. The investments that may be made by the Trust were expanded from the acquisition and holding of royalties on petroleum and natural gas properties and related assets to include the acquisition and holding of various forms of energy-related assets (for example, the shares of an oil and gas company or petroleum and natural gas related facilities without associated properties, energy marketing companies or assets or midstream or downstream companies) and the securities of entities holding such assets (which may include securities of a trust or securities of a wholly-owned subsidiary corporation).

Acquisitions

Since it commenced business in 1996, APF Energy has acquired petroleum and natural gas assets in Western Canada and Wyoming in a number of transactions. Those completed since January 1, 2001 are summarized below:

Date	Transaction
April 2001	Corporate acquisition of Alliance Energy Inc.
April 2001	Acquisition of assets from third party in Southeast Saskatchewan
August 2001	Acquisition of assets from a third party at Sakwatamau
May 2002	Acquisition of Kinwest Resources Inc. and 987687 Alberta Ltd.

Date	Transaction
December 2002	Acquisition of Paddle River Property
December 2002	Internalization of management
February 2003	Corporate acquisition of Hawk Oil Inc.
April 2003	Corporate acquisition of Nycan Energy Corp.
May 2003	Acquisition of assets at Countess
June 2003	Acquisition of assets in the Swan Hills Unit No. 1 and certain non-unit rights
September 2003	Corporate acquisition of CanScot
June 2004	Corporate acquisition of Great Northern Exploration Ltd.

Certain of the properties acquired in May, 2002 were subsequently transferred to APF Partnership and APF Partnership granted a Royalty to the Trust. In addition to the foregoing, reserves have been added through optimization initiatives and drilling on its various properties, as well as through minor acquisitions.

APF Energy will continue to pursue both oil and gas asset and corporate acquisitions. These transactions will be financed through a combination of credit facilities, available working capital and the proceeds from future issues of Trust Units. The objectives are to: (1) acquire assets that will generate a high rate of return for Unitholders; (2) acquire assets with upside potential, where the value can be maximized through optimization, low-risk drilling and improvements to infrastructure; (3) seek opportunities to act as operator of the properties, which will allow the corporation to control the timing and cost of optimization, drilling and maintenance initiatives; (4) manage risk through commodity, currency and interest rate hedging and oil and gas marketing strategies, to ensure that Unitholders receive above-average cash distributions; (5) keep administrative costs low by running an efficient management structure; (6) grow the Trust to improve liquidity and create a more effective market in which investors of the Trust can buy or sell Trust Units.

Significant Acquisitions During 2004

During the financial year ended December 31, 2004, the Trust completed one significant acquisition, being the corporate acquisition of Great Northern Exploration Ltd. ("Great Northern") on June 4, 2004 for $63,249,624 in cash and 12,885,309 Trust Units and the assumption of debt in the amount of $63.9 million. The transaction did not involve insiders, associates or affiliates of the Trust.

On June 9, 2004 APF Energy, Great Northern and a wholly-owned subsidiary of Great Northern were amalgamated under the name "APF Energy Inc.".

Additional information concerning the effect of the acquisition of Great Northern on the Trust and the information presented in the Trust's Statement of Reserves Data and Additional Information Relating to Reserves Data in Form NI 51-101F1, contained in the Annual Information Form of the Trust for the year ended December 31, 2003, is included in the revised business acquisition report of the Trust dated June 29, 2004 on Form 51-102F4, which is incorporated by reference herein.

RECENT DEVELOPMENTS

On September 8, 2004, the Trust closed a bought deal financing with a syndicate of underwriters led by Scotia Capital Inc. and issued 3.1 million Trust Units at $11.30 per Trust Unit for gross proceeds of $35.03 million.

ESCROWED SECURITIES

To the knowledge of APF Energy, the number of securities of the Trust that were held in escrow at December 31, 2004 is as set forth below.

Escrowed Securities		
Designation of Class	Number of Securities in Escrow[1]	Percentage of Class
Trust Units	185,364	0.315%

Note:

(1) The Trust Units were issued to senior management and escrowed as a result of the internalization of management of the Trust in January, 2003. Computershare Trust Company of Canada is the escrow agent. There were 78,513 Trust Units released in January, 2005. The balance are releasable, as to 78,513 Trust Units in January, 2006 and as to 28,338 in January, 2007 provided the holders are full-time employees at the time. The escrowed Trust

Units are also releasable if the employment of the holder is terminated without cause or, in certain cases, if a take-over bid is made for the Trust Units or if certain other transactions occur.

STATEMENT OF RESERVES DATA

Information in this Statement of Reserves Data is prescribed by Section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Terms for which a meaning is given in NI 51-101 have the same meaning in this Statement.

The information provided with respect to the reserves data of APF Energy, APF Partnership and Tika is effective December 31, 2004 and was prepared February 25, 2005, with respect to the conventional reserves and February 18, 2005 with respect to the coalbed methane reserves.

GLJ prepared the APF GLJ Report and Sproule prepared the APF Sproule Report. GLJ consolidated, in the GLJ Report, the reserves evaluated by GLJ and Sproule to generate corporate total forecasts. APF Energy provided GLJ and Sproule personnel, respectively, with basic information which included land and accounting data, well information, geological information, reservoir studies, estimates of on-stream dates, contract information, current hydrocarbon product prices, operating cost data, capital budget forecasts, financial data and future operating plans. Other engineering, geological or economic data required to conduct the evaluation and upon which the APF GLJ Report and APF Sproule Report are based, was obtained from public records, other operators, and from GLJ and Sproule, respectively, non-confidential files.

A report on reserves data by GLJ and Sproule and a report of management and directors on oil and gas disclosure are provided in Appendix "A" and Appendix "B" respectively, to this Annual Information Form.

Reserves Data

The following tables set forth certain information relating to the oil and natural gas reserves of APF Energy, APF Partnership and Tika, and the present value of the estimated future net revenue associated with such reserves, and is derived from the GLJ Report and the Sproule Report, as consolidated in the GLJ Report. **It should not be assumed that the estimated present worth values of net production revenue contained in the following tables represents the fair market value of the reserves. All evaluations have been stated prior to any provision for income taxes. There is no assurance that the price and cost assumptions contained in the constant price and cost and escalating price and cost assumption cases will be attained and variances could be material.**

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

CONSTANT PRICES AND COSTS

	RESERVES									
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL	
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
PROVED										
Developed Producing	15,551	13,880	960	922	98,869	81,764	1,929	1,428	34,919	29,858
Developed Non-Producing	471	431	404	386	11,459	9,307	114	78	2,899	2,447
Undeveloped	2,172	1,936	143	132	15,548	12,576	130	87	5,036	4,251
TOTAL PROVED	18,193	16,248	1,507	1,441	125,877	103,648	2,173	1,593	42,853	36,557
PROBABLE	6,681	5,909	1,036	962	43,677	36,282	628	474	15,625	13,392
TOTAL PROVED PLUS PROBABLE	24,874	22,157	2,544	2,403	169,554	139,930	2,801	2,067	58,478	49,949

Columns may not add due to rounding.

RESERVES CATEGORY	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED					
Developed Producing	691.7	536.3	445.8	385.6	342.3
Developed Non-Producing	54.6	41.5	33.7	28.4	24.6
Undeveloped	74.6	49.3	34.3	24.5	17.7
TOTAL PROVED	820.9	627.1	513.8	438.5	384.6
PROBABLE	293.7	187.2	134.1	102.2	80.9
TOTAL PROVED PLUS PROBABLE	1,114.6	814.3	647.9	540.7	465.5

Columns may not add due to rounding.

SUMMARY OF OIL AND GAS RESERVES
AND NET PRESENT VALUES OF FUTURE NET REVENUE
as of December 31, 2004

FORECAST PRICES AND COSTS

	RESERVES									
	LIGHT AND MEDIUM OIL		HEAVY OIL		NATURAL GAS		NATURAL GAS LIQUIDS		TOTAL	
RESERVES CATEGORY	Gross (mbbl)	Net (mbbl)	Gross (mbbl)	Net (mbbl)	Gross (mmcf)	Net (mmcf)	Gross (mbbl)	Net (mbbl)	Gross (mboe)	Net (mboe)
PROVED										
Developed Producing	15,261	13,629	1,049	975	97,945	80,986	1,910	1,417	34,544	29,518
Developed Non-Producing	477	438	477	451	11,422	9,255	115	79	2,973	2,510
Undeveloped	2,169	1,982	154	142	15,224	12,288	130	88	4,989	4,259
TOTAL PROVED	17,907	16,048	1,680	1,568	124,591	102,528	2,155	1,583	42,506	36,287
PROBABLE	6,634	5,885	1,072	970	43,423	36,079	628	475	15,570	13,343
TOTAL PROVED PLUS PROBABLE	24,540	21,933	2,751	2,538	168,014	138,607	2,783	2,058	58,077	49,630

Columns may not add due to rounding.

RESERVES CATEGORY	NET PRESENT VALUE OF FUTURE NET REVENUE BEFORE INCOME TAXES DISCOUNTED AT (%/year) 0 (MM$)	5 (MM$)	10 (MM$)	15 (MM$)	20 (MM$)
PROVED					
Developed Producing	634.4	508.5	432.8	381.1	343.0
Developed Non-Producing	52.4	39.2	31.8	26.9	23.3
Undeveloped	60.9	40.2	27.7	19.6	14.0
TOTAL PROVED	747.7	587.9	492.4	427.6	380.3
PROBABLE	272.6	175.1	126.7	97.7	78.2
TOTAL PROVED PLUS PROBABLE	1,020.3	763.0	619.1	525.3	458.6

Columns may not add due to rounding.

Notes:

(1) The net present value of future net revenues has been presented only on a before income taxes basis. Given the structure of the Trust, the values after income taxes would be the same.
(2) "Gross" reserves are the company working interest share before deduction of royalties and without including royalty interests.
(3) "Net" reserves are the company working interest share after deduction of royalty obligations, plus royalty interests.
(4) ARTCs associated with eligible interests have been included.

(5) The effect on projected revenues of APF Energy's hedging activity has not been included.
(6) *Processing income was included as "Other Income" in the corporate total economic forecast.*
(7) Provisions for the abandonment and reclamation of only those company wells assigned reserves by GLJ and Sproule were included.
(8) General and administrative costs and overhead recovery were not included.
(9) The constant price analysis was performed by rerunning the evaluation database using fixed last day (December 31, 2004) posted pricing and no cost escalations.

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	1,664,661	278,543	484,457	48,391	32,369	820,901	0	820,901
Proved Plus Probable Reserves	2,248,996	373,925	635,140	90,442	34,866	1,114,623	0	1,114,623

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

CONSTANT PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	212,755
	Heavy Oil (including solution gas and other by-products)	6,505
	Natural Gas (including by-products but excluding solution gas from oil wells)	290,093
	Other Company Revenue/Costs	4,432
	Total	513,784
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	266,826
	Heavy Oil (including solution gas and other by-products)	9,916
	Natural Gas (including by-products but excluding solution gas from oil wells)	366,053
	Other Company Revenue/Costs	5,086
	Total	647,881

TOTAL FUTURE NET REVENUE
(UNDISCOUNTED)
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	REVENUE (M$)	ROYALTIES (M$)	OPERATING COSTS (M$)	DEVELOPMENT COSTS (M$)	WELL ABANDONMENT COSTS (M$)	FUTURE NET REVENUE BEFORE INCOME TAXES (M$)	INCOME TAXES (M$)	FUTURE NET REVENUE AFTER INCOME TAXES (M$)
Proved Reserves	1,677,763	275,538	562,901	49,511	42,063	747,750	0	747,750
Proved Plus Probable Reserves	2,301,881	373,958	766,567	92,866	48,151	1,020,339	0	1,020,339

FUTURE NET REVENUE
BY PRODUCTION GROUP
as of December 31, 2004

FORECAST PRICES AND COSTS

RESERVES CATEGORY	PRODUCTION GROUP	FUTURE NET REVENUE BEFORE INCOME TAXES (discounted at 10%/year) (M$)
Proved Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	219,415
	Heavy Oil (including solution gas and other by-products)	14,031
	Natural Gas (including by-products but excluding solution gas from oil wells)	254,573
	Other Company Revenue/Costs	4,333
	Total	492,352
Proved Plus Probable Reserves	Light and Medium Crude Oil (including solution gas and other by-products)	275,376
	Heavy Oil (including solution gas and other by-products)	20,395
	Natural Gas (including by-products but excluding solution gas from oil wells)	318,335
	Other Company Revenue/Costs	4,962
	Total	619,067

Pricing Assumptions

The following tables set forth the benchmark reference prices and pricing assumptions used in preparing the reserves data and, in the case of forecast prices and costs, the inflation rate assumptions.

SUMMARY OF PRICING ASSUMPTIONS
as of December 31, 2004

CONSTANT PRICES AND COSTS

Crude Oil and Natural Gas Prices

Year	Inflation %	Exchange Rate $US/$Cdn	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Brent Blend Crude Oil FOB North Sea Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Bow River Crude Oil Stream Quality at Hardisty Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Alberta Natural Gas Liquids (Then Current Dollars)			
									Spec Ethane $Cdn/bbl	Edmonton Propane $Cdn/bbl	Edmonton Butane $Cdn/bbl	Edmonton Pentanes Plus $Cdn/bbl
2004 (Year End)	0.0%	0.8308	$43.45	$40.46	$46.54	$25.92	$24.33	$32.12	$22.66	$29.79	$34.44	$48.97

Constant Thereafter

Natural Gas and Sulphur

Year	US Gulf Coast Gas Price @ Henry Hub Then Current $US/mmbtu	Midwest Price@ Chicago Then Current $US/mmbtu	AECO-C Spot Then Current $Cdn/mmbtu	Alberta Plant Gate				Saskatchewan Plant Gate			British Columbia		Sulphur FOB Vancouver $US/LT	Alberta Sulphur at Plant Gate $Cdn/LT
				Spot Then Current $ /mmbtu	ARP $/mmbtu	Aggregator $/mmbtu	Alliance $/mmbtu	SaskEnergy $/mmbtu	Spot $/mmbtu	Sumas Spot $US/mmbtu	CanWest Plant Gate $/mmbtu	Spot Plant Gate $/mmbtu		
2004 (Year End)	$6.15	$6.25	$6.79	$6.54	$6.49	$6.39	$6.39	$6.64	$6.69	$5.50	$5.44	$6.49	$63.50	$34.00

Constant Thereafter

Unless otherwise stated, the gas price reference point is the receipt point on the applicable provincial gas transmission system known as the plant gate.
The plant gate price represents the price before raw gas gathering and processing changes are deducted.
Spot refers to weighted average one month price.

SUMMARY OF PRICING AND INFLATION RATE ASSUMPTIONS
as of December 31, 2004

FORECAST PRICES AND COSTS

	OIL[1]							
Year	West Texas Intermediate Crude Oil at Cushing Oklahoma Then Current $US/bbl	Light, Sweet Crude Oil (40 API, 0.3%S) at Edmonton Then Current $Cdn/bbl	Heavy Crude Oil Proxy (12 API) at Hardisty Then Current $Cdn/bbl	Medium Crude Oil (29 API, 2.0%S) at Cromer Then Current $Cdn/bbl	Natural Gas[1] AECO-C Spot Then Current $Cdn/mmbtu	Edmonton Pentanes Plus $Cdn/bbl	Inflation[1] %	Bank of Canada Average Noon Exchange Rate[2] $U.S./$Cdn
Historical[3]								
2001	25.97	39.40	16.94	31.56	6.21	42.48	2.6	0.646
2002	26.08	40.33	26.57	35.48	4.04	40.73	2.2	0.637
2003	31.07	43.66	26.26	37.55	6.66	44.23	2.8	0.721
2004	41.38	52.96	29.11	45.75	6.88	54.07	1.9	0.769
Forecast								
2005	42.00	50.25	27.50	43.75	6.60	50.75	2.0	0.82
2006	40.00	47.75	28.50	41.50	6.35	48.25	2.0	0.82
2007	38.00	45.50	28.75	39.50	6.15	46.00	2.0	0.82
2008	36.00	43.25	27.25	37.75	6.00	43.75	2.0	0.82
2009	34.00	40.75	25.50	35.50	6.00	41.25	2.0	0.82
2010	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2011	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2012	33.00	39.50	24.75	34.25	6.00	40.00	2.0	0.82
2013	33.50	40.00	24.75	34.75	6.10	40.50	2.0	0.82
2014	34.00	40.75	25.50	35.50	6.20	41.25	2.0	0.82
2015	34.50	41.25	25.75	36.00	6.30	41.75	2.0	0.82
2016+	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	2%/yr	2.0	0.82

Notes:

(1) Inflation rates for forecasting prices and costs.
(2) Exchange rates used to generate the benchmark reference prices in this table.
(3) Weighted average historical prices for the four most recent financial years.
(4) The price forecast is the GLJ standard price forecast effective January 1, 2005.

RECONCILIATION OF COMPANY NET RESERVES BY PRINCIPAL PRODUCT TYPE

FORECAST PRICES AND COSTS

The following table contains a reconciliation of APF's proved plus probable reserves for the most recently completed calendar year.

	Light and Medium Oil			Heavy Oil			Conventional Natural Gas			Coal Bed Methane - United States		
FACTORS	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)
December 31, 2003[3]	13,229	4,034	17,263	1,646	1,099	2,745	58,781	15,025	73,806	692	6,490	7,182
Extensions	207	177	384	27	17	44	952	(110)	842	-	-	-
Improved recovery	355	17	372	1	-	1	9,484	4,030	13,514	7,120	(2,376)	4,744
Technical revisions	(626)	(948)	(1,574)	62	(190)	(128)	1,534	(1,361)	173	2,286	(626)	1,660
Discoveries	48	39	87	-	-	-	230	115	345	-	-	-
Acquisitions	4,497	2,516	7,013	123	18	140	32,329	10,538	42,867	1,936	724	2,660
Dispositions	(5)	(4)	(8)	-	-	-	-	-	-	-	-	-
Economic Factors	191	54	245	102	27	129	423	368	791	58	50	108
Production	(1,848)	-	(1,848)	(393)	-	(393)	(14,690)	-	(14,690)	(291)	-	(291)
December 31, 2004	16,048	5,885	21,933	1,568	970	2,538	89,043	28,605	117,648	11,801	4,262	16,063

	Coal Bed Methane - Canada			Natural Gas Liquids			BOE		
FACTORS	Net Proved (mmcf)	Net Probable (mmcf)	Net Proved Plus Probable (mmcf)	Net Proved (mbbl)	Net Probable (mbbl)	Net Proved Plus Probable (mbbl)	Net Proved (mboe)	Net Probable (mboe)	Net Proved Plus Probable (mboe)
December 31, 2003[3]	-	-	-	684	121	805	25,471	8,840	34,311
Extensions	-	-	-	4	1	6	397	176	573
Improved recovery	1,718	3,212	4,930	22	6	27	3,432	833	4,265
Technical revisions	-	-	-	109	98	207	182	(1,371)	(1,190)
Discoveries	-	-	-	1	1	2	87	59	146
Acquisitions	-	-	-	961	247	1,208	11,292	4,658	15,949
Dispositions	-	-	-	-	-	-	(5)	(4)	(8)
Economic Factors	-	-	-	4	2	6	377	153	530
Production	(34)	-	(34)	(203)	-	(203)	(4,946)	-	(4,946)
December 31, 2004	1,684	3,212	4,896	1,583	475	2,058	36,287	13,343	49,630

Columns may not add due to rounding

Notes:

(1) Gross reserves for the purposes of this analysis are defined as total company interest reserves.

(2) Net reserves for the purposes of this analysis are defined as net after royalty reserves.

(3) Under current NI 51-101 reserves definitions, estimates are prepared such that the full Proved plus Probable Reserves are estimated to be recoverable (Proved plus Probable Reserves are effectively a "best estimate").

(4) APF Energy has natural gas reserves from coal as noted in the table above, but no other unconventional reserves.

(5) The majority of APF Energy's negative technical revisions can be attributed to the Innisfail Non-Unit (Central Business Unit), Macoun (Southeast Saskatchewan Business Unit) and Queensdale (Southeast Saskatchewan Business Unit). At the Innisfail Non-Unit, a Viking well encountered a smaller than anticipated pool and an attempted Pekisko completion was unsuccessful due to lack of cement in the 1957 wellbore, where economics did not support re-drilling the location. At Macoun, revisions were impacted by increased decline rates and the deletion of previously booked locations. At Queensdale, drilling activity was reduced based on performance results from recently drilled horizontal wells and increased operating costs. APF Energy received significant upward revisions at its Countess (Southern Business Unit) property due to deeper drilling zones and better than anticipated performance from a number of Medicine Hat/Milk River wells.

RECONCILIATION OF CHANGES IN NET PRESENT VALUES OF FUTURE NET REVENUE DISCOUNTED AT 10%

TOTAL PROVED RESERVES

CONSTANT PRICES AND COSTS

PERIOD AND FACTOR	After Tax 2004 (M$)	Before Tax 2004 (M$)
Estimated Net Present Value at December 31, 2003	-	**345,410**
Oil and Gas Sales During the Period Net of Production Costs and Royalties[1]	(148,470)	(148,470)
Changes due to Prices, Production Costs and Royalties Related to Forecast Production[2]	30,682	30,682
Development Costs During the Period[3]	52,172	52,172
Changes in Forecast Development Costs[4]	(65,574)	(65,574)
Changes Resulting from Extensions and Improved Recovery[5]	55,065	55,065
Changes Resulting from Discoveries[5]	1,942	1,942
Changes Resulting from Acquisitions of Reserves[5]	176,057	176,057
Changes Resulting from Dispositions of Reserves[5]	(65)	(65)
Accretion of Discount[6]	34,541	34,541
Net Change in Income Taxes[7]	-	-
Changes Resulting from Technical Reserves Revisions	6,313	6,313
All Other Changes	(142,662)	25,712
Estimated Net Present Value as at December 31, 2004	-	**513,784**

Columns may not add due to rounding

Notes:

(1) Company actual before income taxes, excluding G&A.
(2) The impact of changes in prices and other economic factors on future net revenue.
(3) Actual capital expenditures relating to the exploration, development and production of oil and gas reserves.
(4) The change in forecast development costs for the properties evaluated at the beginning of the period.
(5) End of period net present value of the related reserves.
(6) Estimated at 10% of the beginning of period net present value.
(7) The difference between forecast income taxes at beginning of period and the actual taxes for the period plus forecast income taxes at the end of period.

Additional Information Relating to Reserves Data

Undeveloped Reserves

Proved and probable undeveloped reserves have been estimated in accordance with procedures and standards contained in the COGE Handbook. In general, undeveloped reserves are scheduled to be developed within the next two years of the effective date. Capital expenditures to develop proved undeveloped reserves are estimated at $20.8 million in 2005 and $8.2 million in 2006.

Significant Factors or Uncertainties

For details of important economic factors or significant uncertainties that affect particular components of the Reserves Data, see "Management's Discussion And Analysis" and "Risk Factors – Business of APF Energy, APF Partnership and Tika".

Future Development Costs

The following table sets forth development costs deducted in the estimation of APF Energy's future net revenue attributable to the reserve categories noted below.

The source of funding for future development costs will be internally generated cash flow, debt or a combination of both. Disclosed reserves and future net revenue will not be materially affected by the costs of funding the future development expenditures.

Reserves Category	Development Costs Deducted in Estimating Future Net Revenues													
	Development Costs - Undiscounted ($000)							Development Costs - 10% Discount Rate						
	2005	2006	2007	2008	2009	Thereafter	Total	2005	2006	2007	2008	2009	Thereafter	Total
Total Proved (Constant prices and costs)	29,445	8,594	2,549	824	1,558	5,421	48,391	28,075	7,449	2,009	590	1,015	2,184	41,322
Total Proved (Forecast prices and costs)	28,635	8,766	2,651	875	1,686	6,898	49,511	27,302	7,598	2,089	627	1,098	2,598	41,312
Total Proved plus Probable (Forecast prices and costs)	58,322	18,993	4,381	1,123	1,691	8,356	92,866	55,608	16,463	3,452	804	1,101	3,173	80,601

Other Oil and Gas Information

Oil and Gas Properties and Wells

Principal Producing Properties

At December 31, 2004, the properties in which APF Energy, APF Partnership and Tika held an interest included both unitized and non-unitized oil and natural gas production. All of the present value of the estimated future net revenue from the properties is located in the core areas as outlined in the table below:

Properties	Average Working Interest [1]	Company Interest Reserves [2][3]	Estimated Net 2005 Production [6]	Reserve Life [3][4]	Asset Value PV12 [3][5]	
	%	(mboe)	(boe/d)	(Years)	($000)	(%)
Southeast Saskatchewan	5	10,047	3,855	7.1	96,322	17
Southern	52	11,827	4,195	7.7	126,414	22
Central	45	20,452	7,429	7.5	210,945	36
Western	6	12,150	3,330	10.0	114,106	20
CBM	55	4,257	684	17.1	28,372	5
ARTC/GCA[7]	-	-	-		1,110	-
		58,733	19,493	8.3	577,269	100

Notes:

(1) The percentage interest owned is based on the share of Proved Reserves plus Probable Reserves, as defined in NI 51-101, owned including working interest and overriding royalty interest.
(2) The share of recoverable reserves owned before the deduction of royalties.
(3) Based on Proved Reserves plus Probable Reserves outlined in the APF GLJ Report. See "Reserves Data" on page 10.
(4) Reserve life is the time remaining during which production is forecast to be economic.
(5) Discounted at 12% and based on the escalated price and cost forecast contained in the APF GLJ Report. ARTC is included, where applicable.
(6) The average production rate for 2005 as outlined in the APF GLJ Report.
(7) Alberta Gas Cost Allowance.

The following is a description, by area, of the principal producing oil and natural gas properties of APF Energy, APF Partnership and Tika. Unless otherwise specified, production estimates, gross and net acres and well count information are as at December 31, 2004. In this section, references to ownership by APF Energy includes the interests owned by APF Partnership and Tika. **All reserve data presented under this heading is based on the APF GLJ Report with an effective date of December 31, 2004. Reference should be made to the APF GLJ Report and the assumptions and other valuation criteria referred to in the "Statement of Reserves Data" section above.**

Core Properties

APF Energy's operations are divided into five business units: Southeast Saskatchewan; Southern; Central; Western; and Coalbed Methane. Each business unit is comprised of technical and business professionals and support staff whose mandate is to increase the value of the assets under their management through a combination of development, exploration, optimization and acquisitions.

Southeast Saskatchewan Business Unit

Key Properties: Queensdale, Tatagwa, Macoun, Handsworth, Carlyle, Star Valley
Target Formations: Alida, Frobisher, Midale

APF Energy's Southeast Saskatchewan properties produce light and medium oil from Mississippian Age reservoirs. Fourth quarter 2004 production averaged 3,600 boe/d, of which 97% was oil, with an average gravity of 32° API. APF Energy operates the majority of its Southeast Saskatchewan assets with an average working interest of 80%.

During 2004, APF Energy invested $12.0 million of capital in Southeast Saskatchewan, of which $10.5 million was allocated to drilling, completions and tie-ins, resulting in 19 (10.0 net) oil wells and 1 (1.0 net) dry hole. The remaining $1.5 million was invested in property acquisitions, land and seismic. In the fourth quarter of 2004, APF Energy successfully drilled a discovery oil well at Tableland, a new exploratory property for the Trust. APF Energy has established a significant land position, with a 100% working interest in 8,884 net undeveloped acres, prospective in the Bakken, Midale and Frobisher formations. Tableland is northeast of activity on the U.S. side of the border where the industry is pursuing a significant Bakken trend. APF Energy plans to conduct a 3D seismic program at Tableland during the first quarter of 2005 as it continues to evaluate the potential for this area.

Queensdale has been a core area for the Trust since 2001 and continues to be an important property in Southeast Saskatchewan, where drilling during 2004 resulted in 6 (4.3 net) wells. Queensdale provides exploitation upside, based on an extensive 3D seismic database that allows APF Energy to define reservoir structure and identify potential down-spacing and development opportunities.

At Handsworth, a property acquired through the purchase of Kinwest Resources in 2002, a technical review has indicated the potential to increase production and reserves through new horizontal drilling and re-entries. APF Energy plans to drill two 100% working interest wells during 2005, targeting the Alida formation.

APF Energy's Star Valley assets currently produce from the Alida formation. The company plans to drill three Kisbey locations during 2005. Kisbey overlies the Alida and is believed to be a separate zone, based on a well drilled in 2004. Results from this well indicated a significant opportunity for APF Energy's structurally higher lands.

Southern Business Unit

Key Properties: Countess, Robsart, Wayne-Rosedale, Retlaw, Carmangay
Target Formations: Belly River, Milk River, Medicine Hat, Second White Specks, Barons, Bow Island, Basal Colorado, Mannville, Glauconitic, Sunburst

Shallow natural gas deposits largely characterize APF Energy's Southern assets. Production during the fourth quarter of 2004 averaged 3,800 boe/d comprised of 500 bbl/d of liquids and 19,800 mcf/d of gas.

APF Energy invested $19.5 million on development projects and drilled 109 (55.34 net) wells during 2004. While a significant portion of the activity focused on the Countess assets, APF Energy also actively drilled for both oil and gas at Carmangay, Craigmyle, Enchant, Leahurst, Retlaw and Turin. These properties were acquired with the Nycan Energy transaction in April 2003. The 100% gas weighted Robsart properties were acquired as part of Great Northern, adding over 600 mboe of reserves to APF Energy's proved plus probable total. The drilling of 3 (1.5 net) wells on these properties replaced 98% of the 167 boe/d of production.

In addition to shallow gas, APF Energy holds deeper rights on a number of its properties, including Countess. Continued drilling success on these lands resulted in 83 (48.9 net) shallow and deep wells being drilled during the fourth quarter of the year. APF Energy established its initial platform in this area in 1996 and has subsequently added both production and reserves annually. Formations targeted at Countess are primarily the Medicine Hat/Milk River at an average depth of 550 meters. During 2005, APF Energy will continue to build on its success at Countess, with plans to drill 39 (34.5 net) wells. Deeper targets will continue to be pursued based on the success enjoyed in 2004.

APF Energy successfully drilled 6 (2.0 net) wells in 2004 and shot a 3D seismic program at Carmangay targeting the Second White Specks, Barons, Bow Island, and Sunburst formations. During 2005, APF Energy will invest another $1.0 million drilling additional wells based on the 3D seismic interpretation.

The Southern properties have relatively low drilling costs and APF Energy's extensive undeveloped land position has enabled multi-well drilling projects every year since inception.

Central Business Unit

Key Properties: Innisfail, Wood River, Millet, Epping, Lone Rock, Cadogan
Target Formations: Cretaceous Edmonton, Belly River, Viking, Mannville, Pekisko, Wabamun, Nisku, Leduc

The Central Business Unit saw significant growth opportunities during 2004, driven primarily by the acquisition of Great Northern. Production averaged 7,100 boe/d during the fourth quarter, comprised of 3,400 bbl/d of liquids and 22,700 mcf/d of gas.

APF Energy drilled 22 (12.2 net) wells on capital spending of $12.0 million in 2004. Drilling on conventional oil and gas properties added 900 boe/d of production and approximately 700 mboe of proved plus probable reserves. APF Energy was active at crown sales throughout the year, acquiring undeveloped land adjacent to APF Energy properties. Programs at Innisfail and Wood River accounted for 10 (8.6 net) of the wells drilled with another 25 locations identified for 2005.

Heavy oil activity will continue at APF Energy's Epping, Lone Rock and Cadogan properties located along the eastern edge of the Alberta border. With 13 (11.0 net) wells planned for 2005, APF Energy will sharply increase activity over 2004. Despite heavy oil price differentials, continued strength in crude prices has resulted in favorable netbacks.

APF Energy's Innisfail and Wood River holdings were acquired as part of the Great Northern transaction in 2004. Drilling activity at Innisfail targets shallow Edmonton Sand gas and deeper Pekisko and Leduc oil, while Wood River's primary producing zones are the Belly River and Ellerslie. The Wood River assets are prospective for both conventional and coalbed methane production in multiple zones. APF Energy anticipates investing $5.3 million drilling 11 (6.5 net) conventional wells on these properties in 2005.

The 2005 capital program for the Central Business Unit is expected to total to $12.4 million, comprised of $11.4 million for drilling and completions and $1.0 million for land and seismic. Activity will focus on internal opportunities present at Innisfail, Wood River and the Epping/Lone Rock heavy oil properties.

Western Business Unit

Key Properties: Leaman, Paddle River, Swan Hills, Redwater, Pembina, Sakwatamau
Target Formations: Edmonton, Belly River, Cardium, Upper and Lower Mannville, Nordegg, Swan Hills

APF Energy's Western Business Unit properties offer a combination of opportunities for oil and natural gas. During the fourth quarter of 2004, the company averaged 3,700 boe/d comprised of 1,500 boe/d of liquids and 13,000 mcf/d of natural gas volumes.

Development spending of $11.1 million during 2004 resulted in 27 (8.5 net) wells being drilled. The majority of 2004 activity was focused at Swan Hills and Paddle River.

Swan Hills Unit No. 1 is a world-class light oil pool which enjoys a long reserve life index of 19 years. During 2004, APF Energy participated in the drilling of 6 (0.15 net) wells at Swan Hills, including one injection well. The interest in this property was acquired in 2003 and seven new locations have been identified for 2005. Extensive reservoir modeling has shown incremental reserves will be gained with a water flood program, with potential for tertiary recovery through a miscible flood.

At Paddle River, APF Energy drilled 3 (1.0 net) wells which tested the Edmonton and Belly River, where additional drilling opportunities exist. APF Energy has been active at Paddle River since acquiring the assets in 2002.

In total, 2005 capital of $9.8 million has been allocated to projects at Leaman, Swan Hills and other properties. This includes $3.3 million for shooting seismic that APF Energy plans to utilize in identifying new locations.

Coalbed Methane Business Unit

Key Properties: Alberta: Bittern Lake, Doris-Corbett, Knellar, Stettler, Trochu-Rowley, Wetaskiwin, Wood River. Wyoming: Big Bend, Hensley Draw, Kane, North Carson.
Target Formations: Alberta: Edmonton Formation (Horseshoe Canyon Member), Upper Mannville. Wyoming: Fort Union Formation (Big George, Wyodak, Cook, Canyon, Wall, Pawnee seams).

APF Energy is active in three CBM plays. The acquisition of CanScot Resources in 2003 brought with it CBM production in the Powder River Basin ("PRB") of Wyoming and prospects for Upper Mannville production in Western Alberta. During 2004, through the acquisition of Great Northern and additional land purchases, APF Energy established a highly prospective position along the Horseshoe Canyon ("HSC") fairway of Alberta.

Since acquiring its initial CBM position, APF Energy's daily CBM production has increased from 500 mcf to 1,800 mcf currently. Fourth quarter CBM production averaged 1,500 mcf/d.

At the end of 2003, APF Energy's proved plus probable CBM reserves amounted to 1,475 mboe, with a net present value ("NPV") discounted at 10% of $3.5 million. The December 31, 2004 evaluation increased proved plus probable reserves to 4,268 mboe and a value of $31.2 million.

Alberta

In 2004 CBM drilling activity focused on the HSC. These coals produce natural gas at shallow depths with no associated water. As at December 31, 2004, the industry had drilled over 2,500 HSC wells with total current production of approximately 150 mmcf/d, making this play one of the largest new gas discoveries in Western Canada in decades. During the year, several pilot projects were initiated along a 100-kilometer trend in order to evaluate APF Energy's extensive land position. Based upon very encouraging results, APF Energy plans to accelerate its activity, primarily at Wood River, Wetaskiwin and Bittern Lake. APF Energy acquired 15,095 net acres of land in the area at crown sales throughout the year, for a total cost of $5.1 million. APF Energy was also assigned 5.5 bcf of proved plus probable HSC reserves at December 31, 2004, based on initial pilot testing. The Trust plans to aggressively expand its HSC program in 2005 with the drilling of 56 (41 net) wells. In addition, gas compression and processing facilities are being constructed to accommodate the incremental production volumes.

APF Energy has focused its HSC drilling efforts at Wood River and Bittern Lake. Of the 14 (9.4 net) wells drilled during 2004, seven were tied-in by year-end with the remainder to be tied-in during the first half of 2005. APF Energy plans to drill 56 (41.4 net) HSC wells during 2005, at a total cost of $15.3 million. APF Energy has applied for holding permits that would increase well density to four wells per section on most of its Alberta CBM lands, providing further development opportunities.

Properties at Bittern Lake were acquired as a result of a grass-roots exploration effort in 2004. Results from an initial test well were used to evaluate a large posting of crown land that was successfully acquired during the year. Three wells drilled on the acquired lands during 2004 were successful, leading to full-scale development plans for 2005.

APF Energy's Wood River property produces both conventional and CBM volumes. The company drilled 8 (4.3 net) CBM wells and 1 (1.0 net) re-completion at a cost of $1.2 million during 2004. Three of the wells are operated with 100% working interest and all were tested prior to year-end. Two of these wells are on production at a combined rate of approximately 400 mcf/d with the third awaiting tie-in. APF Energy has identified 83 (44.6 net) additional CBM locations on its existing land inventory at Wood River. The drilling and tie-in of 18 (8.5 net) wells has been budgeted for 2005 at an estimated cost of $3.3 million.

APF Energy participated in drilling 5 (3.1 net) CBM wells on its Southern Business Unit properties, all of which targeted the HSC formation. Three of these wells were completed and producing during the first half of 2004 and one awaits tie-in. The final well was drilled at Craigmyle during the fourth quarter and will be completed in early 2005. APF Energy plans to continue drilling for CBM within this area during 2005, having identified seven new locations.

Operations are continuing with the Upper Mannville pilot project at the Doris and Corbett properties. The de-watering process from the first well began in March of 2003. During 2004, 6 (2.1 net) wells were drilled as the project moved into Phase II. De-watering is continuing with no commercial production volumes from the project to date. Activity on lands surrounding APF Energy's projects remains vigorous with nine horizontal wells licensed on adjacent lands during 2004. This demonstrates continued optimism regarding the reserve potential in the region and a willingness to apply different technologies to realize the benefits. APF Energy remains confident in these assets. The company has farmed out development opportunities on several sections to minimize the impact on cash flow while still participating in the upside potential.

Wyoming

Drilling success and a maturing development program have fueled expansion of CBM projects on APF Energy's Wyoming properties. The majority of these lands were acquired with the purchase of CanScot in 2003.

The Powder River Basin ("PRB") has been producing CBM at commercial rates since 1998. Drilling metrics are highly attractive with wells costing, on average, $US 100,000 to drill, complete and tie-in. Big Bend, Kane, and North Carson accounted for the bulk of the Trust's 2004 drilling activity. During the year, APF Energy acquired the interests of two partners, increasing its working interest to 86.7% at Big Bend, approximately 27% at Kane and 25% at North Carson. A total of 81 (29.4 net) wells were drilled on the Wyoming properties during 2004 and another 77 (31.7 net) are planned for 2005.

The rate of drilling and production increase in the PRB is expected to continue in 2005 with the allocation of $4.5 million for capital expenditures. APF Energy plans to accelerate the conversion of undeveloped to producing reserves through its drilling program, and the realization of production from wells that are currently de-watering. The company has identified 50 (12.5 net) new locations at North Carson and expects to drill another 14 (3.5 net) in 2005. A total of $1.4 million has been allocated to drill the 64 (16.0 net) wells for this project.

Facilities

The following table sets out major facilities in which APF Energy and APF Partnership had an interest at December 31, 2004.

Area Name	Major Facilities[1]	
Southeast Saskatchewan	Various working interests in batteries	
Countess, Alberta	53.3%	Countess 8-36 Compression and Processing Facility
	100.0%	Countess 10-9 Booster Compressor
	100.0%	Countess 5-33 Booster Compressor
	67.5%	Countess 11-32 Booster Compressor
	20.0%	Countess 10-4 Booster Compressor
	100.0%	Countess-Leckie Compressor and Booster Compressor
Redwater, Alberta	60.1%	Radway 11-6 Compressor
	50.0%	Redwater 8-9 Compressor
	50.0%	Redwater 13-27 Compressor
Pembina, Alberta	1.3%	North Pembina Unit
	7.4%	Pembina Cardium Unit No. 12
	100.0%	Pembina Cardium Unit No. 20
	6.9%	Pembina Cardium Unit No. 9
	100.0%	Champlin-Peruvian Cardium Unit
	0.5%	Pembalta No. 1
	0.7%	Pembalta No. 2
	1.1%	Pembalta No. 3
	2.7%	Pembalta No. 4
	0.1%	Pembalta No. 5
	1.2%	Pembalta No. 7
	1.2%	Pembalta No. 8
Paddle River, Alberta	11.9%	Paddle River Gas Plant
	19.3%	Paddle River Acid Gas Injection
	15.2%	Paddle River Gas Gathering and Compression
	100.0%	Greencourt Gas Gathering and Inlet Separator
	10.4%	Thunder Lake Gas Plant
	4.7%	Whitecourt Gas Plant
Joffre, Alberta	40.8%	Joffre 13-12 Gas Plant
	74.3%	Joffre 11-12 Compressor
Sakwatamau, Alberta	100.0%	Sakwatamau 6-12 Amine, Liquids & Oil Treating Units
	66.7%	Sakwatamau 6-12 Compressor Unit
	29.2%	Sakwatamau 6-12 Refrigeration Unit
Innisfail, Alberta	97.7%	Innisfail Leduc Unit No. 1
	79.0%	Innisfail GGS
Watelet, Alberta	53.6%	Watelet 7-14 Gas Processing Facility
	59.5%	Watelet 6-33 Compressor
Wood River, Alberta	83.2%	Wood River 1-28 Gas Plant and Gas Gathering System
	100.0%	Wood River 2-10 Booster Compressor

Note:

(1) "Major Facilities" includes only significant processing facilities and pipelines associated with the designated area.

Producing Wells

The number of wells on the principal Properties in which APF Energy and APF Partnership had an interest as at December 31, 2004 and which it considers capable of production are set out in the following table:

	Producing[1]				Shut-in[2][6]					
	Gas		Oil		Gas		Oil		Other[5]	
	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]	Gross[3]	Net[4]
CBM	66	21	-	-	8	3	-	-	-	-
Central	287	91	241	148	15	7	8	5	59	42
SE Saskatchewan	-	-	1,110	241	-	-	-	-	44	30
Southern	889	490	147	43	69	23	4	-	9	6
Western	152	67	898	67	7	2	3	-	9	3
TOTAL	1,394	669	2,396	499	99	35	15	5	121	81

Notes:

(1) Information derived from the APF GLJ Report and the APF Sproule Report effective December 31, 2004 and from internal APF Energy reports.
(2) "Shut-in" wells are wells which are not producing but which APF Energy considers to be capable of production.
(3) "Gross" wells are the number of wells on the Properties in which APF Energy has an interest.
(4) "Net" wells are the number of gross wells multiplied by the net working interest share of APF Energy therein.
(5) "Other" wells include injection wells, disposal wells and service wells.
(6) All wells that are assigned Proved Non-Producing Reserves are within economic distance of gathering systems, pipelines or other means of transportation.

Properties with No Attributed Reserves

The following table outlines APF Energy's undeveloped land holdings as at December 31, 2004.

	Undeveloped	
	Gross	Net
Southern	391,360	176,700
Central	285,120	116,105
Western	319,200	162,034
Southeast Saskatchewan	234,400	63,040
Total	1,230,080	517,879

In addition to the Canadian oil and gas reserves, GLJ also valued APF Energy's 517,879 acres of net undeveloped land at $64.7 million. The value was derived by reference to land sales proximate to APF Energy's acreage, the applicable working interest and expiry profile. In addition, APF Energy holds 10,801 net undeveloped acres in Wyoming to which no value has been assigned.

There are no material work commitments on the undeveloped land holdings through December 31, 2004. APF Energy expects that 74,529 net acres of its undeveloped land holdings may expire within one year.

Forward Contracts

At March 21, 2005, APF had the following financial derivative instruments in place:

Crude oil and natural gas derivatives:

Period	Commodity	Type of Contract	Average Daily Quantity	Average Daily Price per Unit
March 2005	Crude oil	Swap	1,000 bbls	SUS 36.90
March 2005	Crude oil	Collar	1,000 bbls	SUS 38.00 to SUS 44.95
March 2005	Crude oil	Sold call	500 bbls	SUS 42.37 (SUS 3.19 premium)
April to June 2005	Crude oil	Swap	667 bbls	SUS 36.66
April to June 2005	Crude oil	Collar	3,000 bbls	SUS 40.50 to SUS 47.18
April to June 2005	Crude oil	Sold call	500 bbls	SUS 40.95 (SUS 3.45 premium)
July to September 2005	Crude oil	Collar	3,500 bbl/d	SUS 43.13 to SUS 51.08
October to December 2005	Crude oil	Collar	3,000 bbls	SUS 46.50 to SUS 54.48
January to March 2006	Crude oil	Collar	3,500 bbls	SUS 45.43 to SUS 54.26
April to June 2006	Crude oil	Collar	2,500 bbls	SUS 46.20 to SUS 55.38
March 2005	Natural gas	Sold call	5,000 GJ	SCdn 11.80
March 2005	Natural gas	Collar	5,000 GJ	SCdn 7.00 to SCdn 11.35
April to October 2005	Natural gas	Collar	5,000 mmbtu	SUS 6.50 to SUS 6.90
April to October 2005	Natural gas	Collar	20,000 GJ	SCdn 6.13 to SCdn 7.25
November 2005 to March 2006	Natural gas	Collar	30,000 GJ	SCdn 6.92 to SCdn 9.72

Foreign currency derivatives:

Foreign currency risk is the risk that a variation in the SUS/SCdn. exchange rate will negatively impact the Trust's operating and financial results.

Term	Type of Contract	Amount (SUS000)	Exchange Rate (SUS/SCdn)
March to April 2005	Forward	5,000	1.3550
March to April 2005	Forward	5,000	1.3680
March to December 2005	Collar	5,000	1.2300 to 1.2700
March to December 2005	Collar	10,000	1.2000 to 1.2600
March to December 2005	Collar	10,000	1.2300 to 1.2700

The costless collar arrangements have counterparty call options on December 30, 2005, whereby the Trust's counterparty can extend the terms of the contract for calendar 2006, at an average rate of 1.2740.

Electricity price risk:

Electricity price risk is defined as fluctuations in input power prices charged to operating costs. APF Energy assumed a fixed price electricity contract through the acquisition of Great Northern. At December 31, 2004, APF Energy had a 2 Megawatt (7x24) contract with a fixed price of S46.40 per Megawatt hour for calendar 2005.

Interest rate risk:

Interest rate risk is the risk that variations in interest rates will negatively impact the Trust's financial results. The Trust had entered into various derivative instruments to manage its interest rate exposure on debt instruments. At December 31, 2004 the Trust's interest rate risk management activities had an unrealized loss of S0.67 million related to the following fixed rate contracts:

Term	**Amount (S000)**	**Interest rate**
March 2005 to November 2005	20,000	3.58% plus stamping fee
March 2005 to May 2006	20,000	3.60% plus stamping fee
March 2005 to March 2007	20,000	3.58% plus stamping fee
March 2005 to September 2007	20,000	3.65% plus stamping fee

Marketing Arrangements

As at January 1, 2005, APF Energy's production was approximately 52% natural gas and 48% oil and NGL. Gas is predominantly sold on the spot market or into short-term contracts. The balance of gas production (approximately 15%) is sold to aggregators pursuant to long-term contracts. The forecasted prices are set forth above, under "Summary of Pricing and Inflation Rate Assumptions – Forecast Prices and Costs". During 2004, natural gas was sold at an average of $6.80 per mcf, after hedging. Oil and NGL were sold on a combination of short-term and spot contracts, which averaged $38.19 and $40.09 per bbl, respectively, after hedging.

Additional Information Concerning Abandonment and Reclamation Costs

Future abandonment and reclamation costs have been estimated based on actual costs incurred to date by APF Energy for abandonment and reclamation activities. Costs to abandon approximately 1,531 net wells totaling $48.2 million ($14.5 million discounted at 10%) are included in the estimate of future net revenue. Costs of $60.1 million ($5.4 million discounted at 10%) relating to suspended wells, facilities abandonment and site reclamation are not included in the estimate of future net revenue. Abandonment and reclamation costs included in the estimate of future net revenue for the next three years are $1.6 million in 2005, $1.0 million in 2006 and $1.5 million in 2007, for total proved plus probable reserves, using forecast prices and costs.

Tax Horizon

As a result of the Trust's tax efficient structure, annual taxable income is transferred from its operating entities to the Trust, and from the Trust to its Unitholders. This is primarily accomplished through the deduction of the royalties on underlying oil and gas properties held by the Trust's operating subsidiaries. Therefore, it can be expected that no income tax liability will be incurred by the Trust for as long as the organization maintains this corporate tax structure.

Costs Incurred

The following table summarizes costs incurred for the year ended December 31, 2004.

Costs	($000)
Property Acquisition Costs	
Proved Properties	10,351
Unproved Properties	10,344
Exploration Costs	
Seismic	4,561
Development Costs	
Drilling and Completions	41,449
Facilities	11,222
Other	1,203
TOTAL	79,130

Drilling History

The following table sets forth the drilling activity for APF Energy, APF Partnership and Tika for the year ended December 31, 2004.

	Development Wells		Exploration Wells		Total Wells	
	Gross[1]	Net[2]	Gross[1]	Net[2]	Gross[1]	Net[2]
Oil	36	11.4	1	1.0	37	12.4
Natural Gas	119	61.5	16	9.6	135	71.1
Coalbed Methane	100	41.4	4	0.8	104	42.2
Dry Wells	2	2.0	2	1.0	4	3.0
Other[3]	3	1.8	1	0.5	4	2.3
TOTAL	260	118.1	24	12.9	284	131.0

Notes:

(1) "Gross" wells means the number of wells in which APF Energy, APF Partnership and Tika have an interest.
(2) "Net" wells means the aggregate of the numbers obtained by multiplying each gross well by the percentage working interest of APF Energy, APF Partnership and Tika therein.
(3) "Other" wells include injection wells, disposal wells and service wells.

Production Estimates

The following table sets out the gross volume of APF Energy's production, estimated for the year ended December 31, 2005, which is reflected in the estimate of future net revenue disclosed in the tables contained under "Statement of Reserves Data".

	Light and Medium Crude Oil bbl/d		Heavy Oil bbl/d		Natural Gas mcf/d		NGLs bbl/d		Boe boe/d	
	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant	Forecast	Constant
Proved Producing	5,838	5,838	970	970	52,423	52,421	811	811	16,356	16,355
Total Proved	6,272	6,272	978	978	58,356	58,464	852	852	17,828	17,846
Proved plus Probable	7,057	7,057	1,055	1,054	62,721	62,719	927	927	19,493	19,492

Production History - Last Four Quarters

	Quarter Ended 2004			
	December 31	**September 30**	**June 30**	**March 31**
Average Daily Production (before deduction of royalties)				
Light & Medium Crude Oil (bbl/d)	6,443	6,485	5,235	5,031
Heavy Oil (bbl/d)	1,291	1,190	1,112	1,073
Gas (mcf/d)	58,008	57,695	45,237	37,729
NGLs (bbl/d)	1,048	971	582	424
Combined (boe/d)	18,450	18,262	14,468	12,816
Average Price Received before Hedging				
Light & Medium Crude Oil (S/bbl)	49.89	50.38	46.27	40.94
Heavy Oil (S/bbl)	29.15	37.79	29.61	28.95
Gas (S/mcf)	6.74	6.61	7.23	6.63
NGLs (S/bbl)	41.82	42.28	37.82	33.80
Combined (S/boe)	43.01	43.48	43.13	39.13
Hedging				
Crude Oil (S/bbl)	-11.04	-8.73	-5.42	-4.57
Gas (S/mcf)	0.05	-0.09	-0.18	0.31
Utilities Hedging (S/boe)	0.02	0.02	0.00	0.00
Combined (S/boe)	-3.69	-3.39	-2.52	-0.88
Average Price Received after Hedging				
Light & Medium Crude Oil (S/bbl)	38.85	41.65	40.85	36.37
Heavy Oil (S/bbl)	29.15	37.79	29.61	28.95
Gas (S/mcf)	6.79	6.52	7.04	6.95
NGLs (S/bbl)	41.82	42.28	37.82	33.80
Combined (S/boe)	39.32	40.09	40.59	38.27
Royalties				
Light & Medium Crude Oil (S/bbl)	9.24	9.46	8.90	8.24
Heavy Oil (S/bbl)	4.68	5.68	3.64	3.50
Gas (S/mcf)	1.22	1.20	1.55	1.33
NGLs (S/bbl)	7.52	14.07	9.22	10.07
Combined (S/boe)	7.81	8.28	8.73	7.77

	Quarter Ended 2004			
	December 31	September 30	June 30	March 31
Operating Expenses[1]				
Light & Medium Crude Oil ($/bbl)	12.76	13.23	9.51	8.42
Heavy Oil ($/bbl)	9.93	11.42	11.48	11.71
Gas ($/mcf)	1.29	1.37	1.24	1.14
NGLs ($/bbl)	0.00	0.00	0.00	0.00
Combined ($/boe)	9.21	9.78	8.21	7.64
Netback				
Light & Medium Crude Oil ($/bbl)	16.85	18.96	22.44	19.71
Heavy Oil ($/bbl)	14.54	20.69	14.49	13.74
Gas ($/mcf)	4.28	3.95	4.26	4.47
NGLs ($/bbl)	34.30	28.21	28.60	23.73
Combined ($/boe)	22.30	22.03	23.65	22.86
Other				
Royalty Income ($/boe)	1.16	0.68	0.69	0.61
Transportation/Marketing ($/boe)	(0.82)	(0.87)	(1.12)	(0.76)
Total	22.64	21.84	23.22	22.71

Notes:

(1) Operating expenses include all costs (exclusive of drilling costs, completion costs and equipping costs) to operate wells for the recovery of petroleum, freehold mineral, municipal and property taxes and surface lease rentals, but do not include general and administrative expenses.

(2) The expenditures listed are for asset acquisitions and do not include corporate acquisitions.

(3) Including expenditures on facilities.

The following table indicates APF Energy's average daily production from its important fields for the year ended December 31, 2004.

	Light and Medium Crude Oil	Heavy Oil	Gas	NGLs	boe
	(bbl/d)	(bbl/d)	(mcf/d)	(bbl/d)	(boe/d)
Total Alberta	**2,306**	**52**	**45,745**	**756**	**10,738**
Countess/Leckie	5	-	10,831	3	1,813
Innisfail Unit and Non-Unit	372	-	3,429	175	1,119
Paddle River/Leaman	14	-	3,019	76	593
Pembina	402	-	559	45	540
Redwater	-	-	5,164	-	861
Vermilion	-	-	2,955	-	493
Swan Hills Unit No. 1	239	-	164	118	384
Sakwatamau	128	-	924	36	318
Wood River	70	-	3,303	27	648
Other	1,076	52	15,397	276	3,970
Total Saskatchewan	**3,496**	**1,115**	**2,850**	**-**	**5,086**
Epping/South Epping	-	694	-	-	694
Macoun	302	-	173	-	331
Mervin	-	333	-	-	333
Carlyle	302	-	64	-	313
Queensdale	795	-	245	-	836
Tatagwa	791	-	-	-	791
Other	1,306	88	2,368	-	1,789
Other Properties	**-**	**-**	**1,118**	**2**	**188**
Total	5,802	1,167	49,713	758	16,012

Note:

(1) Production numbers reflect total production averaged over the course of the year. Total production numbers were averaged for the time in which APF Energy owned the properties, which in many key properties was shorter than the course of the year.

Production History - Total

	Year Ended December 31		
	2004	2003	% Change
Light & Medium Crude Oil (bbls)	2,123,602	1,970,476	8%
Heavy Oil (bbls)	427,091	391,685	9%
Natural Gas (mcf)	18,194,581	12,336,683	47%
NGL (bbl)	277,252	130,611	112%
Total (boe)	5,860,375	4,548,886	29%
Production split			
Oil and NGLs	48%	55%	
Natural Gas	52%	45%	

Note:

(1) Production volumes for the year were 28% higher in 2004, compared to 2003, due primarily to the acquisition of Great Northern. Natural production declines were partially offset throughout the year by production increases from successful development drilling programs at each of APF Energy's Business Units.

AMENDMENT OF CREDIT FACILITIES

APF Energy executed a credit agreement dated July 19, 2001 amended as of July 31, 2001, March 13, 2002, May 30, 2002, December 31, 2002, February 5, 2003, September 26, 2003 and December 23, 2004 with a syndicate of Canadian resident financial institutions. The total principal amount of advances available under the credit facility is $200 million, comprised of a committed 364 day revolving credit facility renewable at the discretion of the lenders, with the outstanding principal amount being convertible to a one year term loan at the option of APF Energy. Upon any such conversion, any unused portion of the facility will be cancelled. The credit facility is available by way of the following: (i) Canadian dollar loans in multiples of $250,000 bearing interest at the bank's prime rate plus the applicable margin from 0% to 1.625%; (ii) Bankers' Acceptances in a minimum aggregate amount of $1,000,000 and integral multiples of $100,000 thereafter with fees based on the applicable margin from 1.00% to 2.25%; (iii) U.S. dollar loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the U.S. base rate plus the applicable margin from 0% to 1.625%; (iv) LIBOR loans in minimum principal amounts of U.S. $500,000 and integral multiples of U.S. $100,000 thereafter at the LIBOR rate plus the applicable margin from 1.00% to 2.25%; and (v) Letters of Credit and Letters of Guarantee for a maximum term of 12 months in amounts not less than $500,000 with a fee from 1.00% to 2.25%. The "applicable margin" is based on a sliding scale tied to the debt to cash flow ratio of APF Energy. The availability of the facility is limited to the borrowing base as determined from time to time by the lenders. The credit facility is secured by a $300 million principal amount demand debenture containing a first fixed charge on the oil and natural gas properties of APF Energy as required by the lenders and a floating charge on all of the other property of APF Energy, together with a general assignment of book debts from APF Energy registered in all provinces where it carries on business. The credit facility is also secured by an unlimited guarantee from each of APF Partnership, its General Partner, the Trust and APF Acquisition Trust, together with a $300 million principal amount fixed and floating charge demand debenture and a general assignment of book debts from APF Partnership and its General Partner and a pledge of all of the limited partnership units of APF Partnership held by APF Acquisition Trust. As well, all amounts owing by APF Energy and APF Partnership to the Trust and APF Acquisition Trust (including the Royalty) have been subordinated and postponed to amounts owing under the credit facility.

DIRECTORS AND OFFICERS

The Trust has no directors or officers. The name, municipality of residence, position held and principal occupation of each director and officer of APF Energy at December 31, 2004 are as set forth below. Directors of APF Energy are elected annually for a term of one year.

Name and Municipality of Residence	Position with APF Energy	Principal Occupation
Donald Engle, P. Land[(1)(2)] Calgary, Alberta	Director since December 1, 2000 and Chairman of the Board	President of Sapphire Resources Ltd., an oil and gas consulting company and Director and President of Welton Energy Corporation, a junior oil and gas company.
William Dickson[(1)] Calgary, Alberta	Director since June 3, 1997	Director of Dickson Resources Inc., an oil and gas company and CEO of Arlyn Enterprises Ltd., a private manufacturer and retailer of lubricants.
Daniel Mercier[(1)(2)] Okotoks, Alberta	Director since October 1, 1996	President of Asia Energy Ltd., a private oil and gas company.
Robert MacDonald[(1)(2)(3)] Calgary, Alberta	Director since June 11, 2003	Independent Businessman.
John Howard, P. Eng.[(1)] Calgary, Alberta	Director since August 5, 2004	President, Lunar Enterprises Corp., a private oil and gas company established in 1987.
Martin Hislop, C.A. Calgary, Alberta	Director since December 8, 1995 and Chief Executive Officer	Chief Executive Officer of APF Energy.
Steven Cloutier, B.A., LL.B.[(3)] Calgary, Alberta	Director since December 8, 1995, President, Chief Operating Officer, Secretary and Treasurer	President and Chief Operating Officer of APF Energy.
Alan MacDonald, C.A. Calgary, Alberta	Vice-President, Finance and Chief Financial Officer	Vice-President, Finance and Chief Financial Officer of APF Energy.
Daniel Allan, P. Geol. Calgary, Alberta	Vice-President, Exploration and Production	Vice-President, Exploration and Production of APF Energy.
Wayne Geddes, P. Land Calgary	Vice-President, Land	Vice-President, Land of APF Energy.

Notes:

(1) Member of the Audit Committee and Reserves Committee.
(2) Member of the Compensation Committee.
(3) Member of the Nominating Committee.

Each of the above-named directors and officers has held the same principal occupation for the past five years except as described below.

Mr. Engle is a professional Landman and has been President of Sapphire Resources Ltd., a private oil and gas consulting company, since 1975. He has also been a Director and President of Welton Energy Corporation, a junior oil and gas company, since August, 2003. From 1996 to May, 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the Toronto Stock Exchange. He was also on the Board of CanScot from 2001 to September, 2003.

Mr. Dickson is a consultant, and has provided oilfield operations advice to oil and natural gas service companies since 1989, upon retirement as Vice President, Production of Ultramar Oil and Gas Canada Ltd. During that time, he has also been a director of Dickson Resources Inc., an oil and natural gas company and of Arlyn Enterprises Ltd., a vendor of commercial and consumer lubrication oils. From November, 1995 to January, 1997, he was Vice-President of 3-D Reclamation Inc., a company carrying on the business of abandoning and related reclamation of oil and natural gas wells. Mr. Dickson is also CEO of Arlyn Enterprises Ltd., a private manufacturer and retailer of lubricants.

From September, 1998 until February, 2004, Mr. Mercier was Vice President, Operations for SOCO International plc, an international oil and natural gas exploration company. Prior thereto, he was Chairman, Chief Executive Officer and a director of Territorial Resources, Inc., a Colorado company engaged in international oil and natural gas exploration which merged with SOCO

on September 8, 1998. SOCO is a publicly traded United Kingdom corporation engaged in international oil and natural gas exploration and production.

Mr. MacDonald is an independent businessman with 27 years oil and gas banking and financing experience. He was Director, Commercial Banking with CIBC World Markets from October, 1998 to June, 2003. From March, 1998 to October, 1998 he was Managing Director, Koch Producer Services, the merchant banking arm of a private U.S. based energy company. From 1993 to 1998, Mr. MacDonald was Vice President, Oil & Gas Group, CIBC. Prior to that he held various senior management positions within the financial services industry in Canada and the U.S. Since 2003 he has been trustee of Newalta Income Fund and director of Newalta Corporation, the operating entity wholly-owned by Newalta Income Fund. Mr. MacDonald is director elect of Trilogy Energy Ltd., the general partner wholly-owned by Trilogy Energy Trust.

Since graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta, Mr. Howard has held senior leadership roles with Aberford Resources Ltd. (President & C.E.O., 1981-1987), Novalta Resources Ltd. and its successor, Seagull Energy Canada Ltd. (President & C.E.O., 1987-97) and Sunoma Energy Corp. (President & C.E.O., 1999-2000) / Barrington Petroleum Ltd. (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Ketch Resources Ltd., Trifecta Resources Inc. and Westrock Energy Ltd.

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to creating APF Energy Trust in 1996, Mr. Hislop was the President and CEO of Skyridge Resources Inc., a private oil and gas company he co-founded in 1994. Mr. Hislop was also a co-founder of Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange until it was merged with Crossfield Gas Corp. in 2003 to form Bear Creek Energy Ltd.

From 1986 to 1994, he was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company, and its predecessor entities. During 1984 and 1985, Mr. Hislop provided corporate finance consulting services to a Canadian-based investment dealer. Mr. Hislop first gained exposure to the energy business as Vice President, Finance of Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Mr. Hislop has sat on the boards of numerous private and public Canadian corporations, including APF Energy Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation.

Steve Cloutier was appointed President and Chief Operating Officer of APF Energy in 2002. From 1996 to 1998, he was Vice-President, Corporate Development of APF Energy and in 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Energy, Mr. Cloutier has been directly involved in oil and gas transactions worth more than $690 million.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, practicing corporate law in Toronto and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice-President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Corp. in 2003 to form Bear Creek Energy Ltd.

Mr. Alan MacDonald joined APF Energy in August, 2001. From January 2000 to June 2001, he was Vice-President, Finance with Due West Resources Inc., and from 1987 to 1999 was Vice-President, Finance with Starvest Capital Inc.

Mr. Daniel Allan joined APF Energy on October 1, 2003, initially as Vice-President, CBM Division, and was appointed as Vice-President, Exploration and Production in 2004. In 1997, he founded CanScot as President and Chief Executive Officer and he continued in that position until the acquisition of CanScot by APF Energy.

Prior to joining APF Energy, Mr. Wayne Geddes was Vice-President, Land & Business Development at Calver Resources Inc., a private Calgary-based unconventional gas company. From 1993 to 2002, Mr. Geddes was with Anadarko Canada Corporation and its predecessor entities (Union Pacific Resources Inc. and Norcen Energy Resources Limited), where he assumed roles of increasing responsibility, culminating in his appointment as Land Negotiations Manager.

As at March 11, 2005, the directors and executive officers of APF Energy, as a group, beneficially owned, directly or indirectly, or exercised control or direction over, in the aggregate, 689,274 (approximately 1.16%) of the outstanding Trust Units (approximately 2.18% after the exercise of options and rights pursuant to the Trust's Trust Unit incentive plans). Information regarding beneficial ownership and control of Trust Units, not being within the knowledge of the Trust, has been provided by the directors and officers, respectively.

Conflicts of Interest

There may be situations in which the interests of directors and officers of APF Energy will conflict with those of the Unitholders. Directors and officers of APF Energy own oil and natural gas properties that do not form part of the properties in which the Trust has an interest. Directors and officers of APF Energy may also acquire interests in energy-related businesses on their own account and on behalf of persons other than the Trust. Directors and officers of APF Energy may manage and administer such additional properties and may enter into other types of energy-related management and advisory activities. Thus, directors and officers of APF Energy will carry on their full time activities on behalf of the Trust and, when acting on behalf of others, may at times act in contradiction to or in competition with the interests of the Unitholders.

In resolving such conflicts, decisions will be made on a basis consistent with the objectives and funds of each group of interested parties and the time limitations on investment of such funds, all consistent with the duty of such management to deal fairly and in good faith with each such group of persons. The Administrative Services Agreement contains provisions which require APF Energy to act honestly and in good faith in exercising its duties under the agreement.

All conflicts among officers and directors of APF Energy will be resolved in accordance with the provisions of applicable legislation.

Properties will not be acquired from officers or directors of APF Energy or other managers, or persons not at arm's length with such persons, at prices which are greater than fair market value, nor will properties be sold to such persons at prices which are less than fair market value in each case as established by an opinion of an independent financial advisor or independent engineering firm and approved by the independent members of the board of directors of APF Energy.

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy and the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy and the Trust.

AUDIT COMMITTEE INFORMATION

Information respecting the Audit Committee and its charter is set out in Appendix "C".

SELECT CONSOLIDATED FINANCIAL INFORMATION

Following is certain combined financial data for APF Energy and the Trust for the periods noted.

	Year Ended December 31		
		Restated	Restated
($000, except per unit amounts)	**2004**	2003	2002
Total revenue	**184,152**	132,984	75,314
Net income	**49,636**	40,608	11,582
Per unit - basic	**$ 1.02**	$ 1.31	$ 0.57
Per unit - diluted	**$ 1.02**	$ 1.29	$ 0.56
Cash flow from operations	**107,126**	81,019	43,789
Per unit	**$ 2.21**	$ 2.62	$ 2.14
Distributions	**96,930**	68,713	37,766
Per unit	**$ 2.00**	$ 2.20	$ 1.81
Total assets	**862,170**	498,750	306,322
Total long-term debt	**169,000**	98,000	88,000

The following factors affected the comparability of the above data.

Significant acquisitions

- In May, 2002 APF Energy completed the corporate acquisition of Kinwest Resources Inc. and 987687 Alberta Ltd. for $58.8 million.
- In February, 2003 APF Energy completed the corporate acquisition of Hawk Oil Inc. for $49.1 million
- In April, 2003 APF Energy completed the corporate acquisition of Nycan Energy Corp. for $42.4 million.
- In September, 2003 APF Energy completed the corporate acquisition of CanScot for $42.1 million.
- In June, 2004 APF Energy completed the corporate acquisition of Great Northern for $291.1 million.

Changes in accounting policies

Asset Retirement Obligations

Effective January 1, 2004, the Trust retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" (ARO). The new standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred if a reasonable estimate of fair value can be made.

The present value of the asset retirement obligation is recognized as a liability with the corresponding asset retirement cost capitalized as part of property, plant and equipment. The asset retirement obligation will increase over time due to accretion and the asset retirement cost will be depreciated on a basis consistent with depreciation and depletion. The Trust previously used the unit-of-production method to match estimated future retirement costs with the revenues generated over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

Compensation Expense

Effective December 31, 2003, the Trust prospectively adopted CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The standard requires that equity instruments awarded to employees after December 31, 2002, be measured at fair value and recognized over the related period of service ("vesting period") with a corresponding increase to contributed surplus. When rights are exercised by employees and directors of APF Energy, the consideration paid is recorded to the unitholders' investment account along with related non-cash compensation expense previously recognized in contributed surplus.

The Trust has established a Trust Unit Options Plan (the "Plan") and a Trust Unit Incentive Rights Plan (the "Rights Plan") for employees and independent directors that are described in Note 13 to the financial statements. The exercise price of the rights granted under the Rights Plan may be reduced in future periods based on future operating performance in accordance with the terms of the Rights Plan. The Trust uses a Black-Scholes option-pricing model to estimate the fair value of rights awarded under the Rights Plan as at the grant date. The fair value ascribed to awarded rights is not subsequently revised for any change in underlying assumptions. Compensation expense is adjusted prospectively for rights cancelled under the Rights Plan during the period.

Derivative Instruments and Hedging Relationships

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships" and the amended Emerging Issues Committee 126 ("EIC-126"), "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". In accordance with the new guideline, all unrealized derivative instruments that either do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded as a derivative asset or a derivative liability on the consolidated balance sheet with any changes in fair value during the period recognized in income. Prior to January 1, 2004, the Trust recognized gains and losses on derivative contracts at the time of settlement.

In order to apply hedge accounting, an entity must formally document the hedging arrangement and sufficiently demonstrate the effectiveness of the hedging relationship. Based on a review of the Trust's derivative position at January 1, 2004, the majority of derivative contracts did not qualify for hedge accounting.

Financial Instruments with a Conversion Feature

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own

equity instruments. The revised standard requires the Trust to classify the convertible debenture proceeds as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for Trust Units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into Trust Units is an embedded conversion option. The conversion option is presented as equity because it is the initial value ascribed to the holders' right to convert a financial liability into Trust Units at the date of issuance. The sum of the liability and equity components is equal to the $50.0 million proceeds received from the 9.40% Debenture issuance.

	Three Months Ended (unaudited)							
	2004 Restated ($000 except for per unit amounts)				2003 Restated ($000 except for per unit amounts)			
	Dec. 31	**Sept. 30**	**June 30**	**March 31**	Dec. 31	Sept. 30	June 30	March 31
Total revenue	**66,066**	**46,776**	**39,169**	**32,141**	31,543	32,737	33,295	35,410
Net income	**34,870**	**3,176**	**4,788**	**6,802**	(3,852)	9,799	20,977	13,687
Per unit - basic	**$ 0.60**	**$ 0.06**	**$ 0.11**	**$ 0.18**	$ (0.11)	$ 0.30	$ 0.65	$ 0.54
Per unit - diluted	**$ 0.58**	**$ 0.06**	**$ 0.11**	**$ 0.18**	$ (0.11)	$ 0.30	$ 0.65	$ 0.54
Cash flow from operations	**31,125**	**29,729**	**24,415**	**21,857**	14,873	19,389	21,563	25,194
Per unit	**$ 0.53**	**$ 0.54**	**$ 0.56**	**$ 0.58**	$ 0.44	$ 0.60	$ 0.67	$ 1.00
Distributions	**28,068**	**26,517**	**22,516**	**19,829**	17,822	18,909	18,916	13,066
Per unit	**$ 0.48**	**$ 0.48**	**$ 0.51**	**$ 0.53**	$ 0.53	$ 0.57	$ 0.59	$ 0.51
Total assets	**862,170**	**833,093**	**853,234**	**496,871**	498,750	501,689	446,527	377,916
Total long-term debt	**169,000**	**150,000**	**190,000**	**55,000**	98,000	90,000	102,000	97,000

MANAGEMENT'S DISCUSSION OF VARIATION IN OPERATING RESULTS

Reference is made to the information under the heading "Management's Discussion and Analysis" in the Annual Report, which information is hereby incorporated by reference into this Annual Information Form.

COMPETITIVE MATTERS

The Trust's cash distributions are dependent on a number of factors, including the underlying commodity prices and production of oil and gas assets of APF Energy and APF Partnership. To a large extent, the price of the Trust Units is in turn reflective of the quantum of the Trust's cash distributions.

In order to replace and add production, APF Energy must be able to acquire oil and gas assets on favourable terms. Moreover, the Trust must be able, from time to time, to access the equity markets in order to provide APF Energy with the capital required to make acquisitions.

The acquisitions' market is extremely competitive, both with respect to corporate transactions as well as to asset purchases. In addition to competition from other income trusts, the Trust and APF Energy must compete with oil and gas companies for the same opportunities. These competitors may have different financial strength than the Trust or APF Energy which may put them in a superior position.

ENVIRONMENTAL MATTERS

APF Energy carries out its activities in compliance with all provincial and federal regulations.

APF Energy has an Environmental and Safety Committee comprised of the Chief Operating Officer, Vice President, Operations and Environmental, Health and Safety Co-ordinator. This Committee reports directly to APF Energy's Board of Directors, which reviews environmental matters related to APF Energy's business. APF Energy is a member of the Canadian Association of Petroleum Producers ("CAPP") and, as such, participates in CAPP's environmental stewardship programs.

At present, APF Energy meets or exceeds all existing environmental standards and regulations and has included appropriate amounts in its capital expenditure budget to continue to meet current environmental protection requirements. Since these requirements apply to all operators in the oil and natural gas industry, it is not anticipated that APF Energy's competitive position within the industry will be adversely affected. APF Energy's major production facilities are relatively new and the likelihood of major capital expenditures being required to meet future changes is reduced in the near term. APF Energy has internal procedures designed to ensure that the environmental aspects of new developments are taken into account prior to proceeding with them.

INDUSTRY CONDITIONS

The natural resource industry is subject to extensive controls imposed by various levels of government. Outlined below are some of the more significant aspects of the legislation, regulations and agreements governing the natural resource industry.

Pricing and Marketing - Oil and Natural Gas

The producers of oil are entitled to negotiate sales contracts directly with oil purchasers, with the result that the market determines the price of oil. Such price depends in part on oil quality, prices of competing fuels, distance to market and the value of refined products. Oil exporters are entitled to export oil pursuant to short term orders obtained from the National Energy Board ("NEB"), without the necessity of a public hearing before the NEB, provided that the terms of export contracts do not exceed two years in the case of heavy crude oil and one year in the case of oil other than heavy crude oil.

The price of natural gas is determined by negotiation between buyers and sellers. Natural gas exported from Canada is subject to regulation by the NEB and the government of Canada. Exporters are free to negotiate prices with purchasers, provided that export contracts continue to meet certain other criteria prescribed by the NEB and the government of Canada.

The governments of Alberta and Saskatchewan also regulate the volume of natural gas which may be removed from those Provinces for consumption elsewhere.

The North American Free Trade Agreement ("NAFTA")

On January 1, 1994, NAFTA became effective among the governments of Canada, the United States of America and Mexico. NAFTA carries forward most of the material energy terms contained in the Canada-U.S. Free Trade Agreement. In the context of energy resources, Canada continues to remain free to determine whether exports to the United States of America or Mexico will be allowed provided that any export restrictions do not: (i) reduce the proportion of energy resource exported relative to domestic use (based upon the proportion prevailing in the most recent 36 month period), (ii) impose an export price higher than the domestic price, and (iii) disrupt normal channels of supply. All three countries are prohibited from imposing minimum export or import price requirements.

NAFTA contemplates the reduction of Mexican restrictive trade practices in the energy sector and prohibits discriminatory border restrictions and export taxes. NAFTA also contemplates clearer disciplines on regulators to ensure fair implementation of any regulatory changes and to minimize disruption of contractual arrangements, which is important for Canadian natural gas exports.

Provincial Royalties and Incentives

In addition to federal regulation, each province has legislation and regulations, which govern land tenure, royalties, production rates, environmental protection and other matters. The royalty regime is a significant factor in the profitability of oil and natural gas production. Royalties payable on production from lands other than Crown lands are determined by negotiations between the mineral owner and the lessee. Royalties payable on production from Crown lands are determined by government regulation and are, in general terms, calculated as a varying percentage of the value of gross production of oil or natural gas within certain limits, and may depend in part on any of the average price of all oil and natural gas sold, during a month, well productivity, geographical location and field discovery date.

From time to time the governments of Canada, Alberta and Saskatchewan have established incentive programs which have included royalty rate reductions, royalty holidays and tax credits for the purpose of encouraging oil and natural gas exploration or enhanced planning projects. These programs reduce the amount of Crown royalties otherwise payable.

Land Tenure

Crude oil and natural gas located in the western Provinces are owned predominantly by the respective provincial governments. Provincial governments grant rights to explore for and produce oil and natural gas pursuant to leases, licences and permits for

varying terms from two years and on conditions set forth in provincial legislation, including requirements to perform specific work or make payments. Oil and natural gas located in such Provinces can also be privately owned and rights to explore for and produce such oil and natural gas are granted by lease on such terms and conditions as may be negotiated.

Environmental Regulations

The oil and natural gas industry is currently subject to environmental regulation pursuant to a variety of provincial and federal legislation. Such legislation provides for restrictions and prohibitions on the release or emission of various substances produced in association with certain oil and natural gas industry operations. In addition, such legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. Compliance with such legislation can require significant expenditures and a breach of such requirements may result in the imposition of material fines and penalties.

Environmental legislation in the Province of Alberta has been consolidated in the *Environmental Protection and Enhancement Act* (the "EPEA"). The EPEA brings a wider range of activities within the scope of environmental regulation. Environmental standards and the penalties are generally stricter under the EPEA than under the environmental regulatory regime it replaced. Other provinces either have or are considering adopting similar regulation.

RISK FACTORS

The following are certain factors related to the business of the Trust.

Business of APF Energy, APF Partnership and Tika

Acquisition Risks

Acquisition risk arises when the Trust acquires producing properties as a means of growing its asset base. The Trust is proactive in seeking out corporate or property transactions that will be accretive on a per unit basis to cash flow, production, reserves and net asset value. The cross-functional acquisition teams identify opportunities for value enhancement through operational efficiencies or strategic fit, and evaluate estimates against established acquisition and economic hurdle rates.

APF Energy recently completed the acquisition of Great Northern to strengthen its position in the oil and natural gas industry and to create the opportunity to realize certain benefits. Achieving the benefits of this acquisition will depend in part on successfully consolidating functions and integrating operations and procedures in a timely and efficient manner, as well as APF Energy's ability to realize the anticipated growth opportunities and synergies from combining the businesses of Great Northern and APF Energy. The integration of Great Northern will require the dedication of substantial management effort, time and resources which may divert management's focus and resources from other strategic opportunities and from operational matters during this process. The integration process may result in the disruption of ongoing business, customer and employee relationships that may adversely affect APF Energy's ability to achieve the anticipated benefits of the acquisition.

Purchase of Royalty

The price paid for the purchase of the Royalty in the properties of APF Energy APF Partnership and Tika (which are collectively referred to as "APF Energy" in this section entitled "Risk Factors") is based on engineering and economic assessments made by independent petroleum engineers. These assessments include a number of material assumptions regarding such factors as recoverability and marketability of oil, natural gas, NGLs and sulphur and operating costs, future capital expenditures and royalties and other government levies which will be imposed over the producing life of the reserves. Many of these factors are subject to change and are beyond the control of the operators of the properties, APF Energy and the Trust. In particular, changes in the prices of and markets for petroleum, natural gas, NGLs and sulphur from those anticipated at the time of making those assessments will affect the return on the value of the Trust Units. In addition, all of those assessments involve a measure of geological and engineering uncertainty which could result in lower production and reserves than attributed to the properties of APF Energy.

Dependence on Operators of the Properties and on Management

Distributable income, as it relates to the Royalty, is directly dependent on the continuing production of petroleum substances from the properties of APF Energy, which, in turn, is dependent in part on the managerial ability of the operators of the properties and other working interest owners. Parties other than APF Energy may be the operators of the properties and APF Energy will only have a vote in respect of the management of the properties to the extent of its working interest therein. To the extent that an operator does not appropriately perform its obligations, or the majority of the working interest owners' interests differ from those of APF Energy, income from the properties and therefore the Royalty could be reduced.

As a result of its conversion to open-end status, the Trust may make acquisitions that represent significant new businesses for it, unrelated to the Royalty. Unitholders are entirely dependent on the management of APF Energy and the Trust in respect of all matters relating to the properties of APF Energy, the administration of the Royalty and to other investments of the Trust.

Environmental Concerns

Environment, health and safety risks relate primarily to field operations associated with oil and gas assets. To mitigate this risk, a preventative environmental, health and safety program is in place as well as operational loss insurance coverage. APF Energy employees and contractors adhere to APF Energy's environment, health and safety program, which is routinely reviewed and updated to ensure the Trust operates in a manner consistent with best practices in the industry. The Board of Directors is actively involved in the risk assessment and risk mitigation process.

The operation of oil and natural gas wells involves a number of natural hazards which may result in environmental damage, blow-outs or other unexpected or dangerous conditions resulting in damage to APF Energy's property or other properties that may be acquired and possible liability to third parties. The oil and natural gas industry is subject to extensive environmental regulation which provides for restrictions and prohibitions on releases or emissions of various substances produced in association with certain oil and natural gas industry operations. In addition, legislation requires that well and facility sites be abandoned and reclaimed to the satisfaction of provincial authorities. A breach of such legislation may result in fines or the issuance of clean-up orders. Although APF Energy has established a reclamation fund for the purpose of funding its future environmental and reclamation obligations, there can be no assurance that the reclamation fund will be sufficient to satisfy all such obligations.

APF Energy maintains liability insurance, where available, covering risks and in amounts consistent with industry standards. Business interruption insurance may also be purchased for selected facilities, to the extent such insurance is available. Pursuant to agreements with third party operators, those operators are responsible for maintaining insurance coverage consistent with industry standards. APF Energy or other entities in which the Trust invests may become liable for damages arising from such events against which it cannot insure or against which it may elect not to insure because of high premium costs or other reasons. Further, liabilities may exceed the amount of insurance held. Costs incurred to repair such damage and pay such liabilities will reduce distributable income of the Trust and may make the continued operation of APF Energy's and such other entities' business uneconomic or impossible.

Coalbed Methane Operations

APF Energy has undertaken the development of coalbed methane ("CBM") reserves in Canada and the United States. CBM development in Canada is in the experimental stage and involves a long-term commitment of significant capital expenditures. CBM development will carry with it a number of risks, including uncertainty relating to the title to coalbed gas, the environmental movement against CBM development given the large number of wells required and issues relating to water disposal, and the risk that there will be a reduction in gas prices which could slow or stall CBM development. In addition, to the extent the applicable regulatory regime is designed to apply to conventional gas, there is uncertainty about its application to CBM development.

Because CBM is becoming increasingly competitive, there are no assurances that APF Energy will be able to continue to acquire assets and lands that are prospective for CBM, in both Alberta and Wyoming.

Kyoto Protocol

Canada is a signatory to the United Nations Framework Convention on Climate Change and has ratified the Kyoto Protocol established thereunder to set legally binding targets to reduce nationwide emissions of carbon dioxide, methane, nitrous oxide and other so-called "greenhouse gases". APF Energy's exploration and production facilities and other operations and activities emit a small amount of greenhouse gases which may subject APF Energy to legislation regulating emissions of greenhouse gases. The Government of Canada has put forward a Climate Change Plan for Canada which suggests further legislation will set greenhouse gases emission reduction requirements for various industrial activities, including oil and gas exploration and production. Future federal legislation, together with provincial emission reduction requirements, such as those in Alberta's legislation, *Climate Change and Emissions Management Act*, may ultimately require the reduction of emissions or emissions intensity of APF Energy's operations and facilities. The direct or indirect costs of these regulations may adversely affect APF Energy's business.

During 2004, APF Energy established a sound measurement system and completed a green house emissions inventory based on previous year's data. This provides a benchmark for comparison as APF Energy develops a comprehensive program for cost effective management of greenhouse gases. The program encompasses energy conservation initiatives relating to water management and climate change.

Price of Petroleum Substances

APF Energy's results of operations and financial condition, and therefore the amounts paid to the Trust pursuant to the Royalty, are dependent on the prices received for its oil and natural gas production. Oil and natural gas prices have fluctuated widely during recent years and are determined by supply and demand factors, including weather and general economic conditions as well as conditions in other oil producing regions, which are beyond the control of the Trust or its management. Any decline in oil or natural gas prices could have a material adverse effect on APF Energy's operations, financial condition, economically producible reserves and the opportunities for the development of its oil and natural gas reserves. Management of APF Energy intends to enter into hedging transactions at appropriate times to manage the risk associated with oil and natural gas price fluctuations. APF Energy may also manage the risk associated with changes in foreign exchange rates by entering into forward foreign exchange contracts. To the extent that APF Energy engages in risk management activities related to commodity prices and foreign exchange rates, it will be subject to credit risks associated with counter parties with which it contracts. Distributable income of the Trust will therefore be sensitive to prevailing oil and natural gas prices.

Capital Market Risk

APF Energy's ability to maintain its financial strength and liquidity is dependent upon its ability to access Canadian capital markets. If Canadian debt or equity markets were to become less accessible to the Trust, it would affect the ability of APF Energy to continue to replace production and maintain distributions.

Borrowings of APF Energy

APF Energy currently has the right, subject to certain guidelines, to borrow funds for general corporate purposes including capital expenditures and to enable it to purchase oil and gas properties, and to pay the capital costs of properties and to secure such loans in priority to the Royalty. It is contemplated that additional credit facilities for new affiliates or subsidiaries of the Trust will be entered into from time to time. Amounts paid in respect of interest and principal on debt incurred in respect of the oil and gas properties of APF Energy and other assets or entities owned from time to time reduce distributable income of the Trust. APF Energy currently has a syndicated credit facility in the amount of $200.0 million, of which $169.0 million was drawn as of December 31, 2004. See "Amendment of Credit Facilities" on page 27. Borrowings, if any, variations in interest rates and scheduled principal repayments may affect the return on investment for Unitholders. Properties or other assets may be sold or realized on by the bankers of APF Energy, or otherwise disposed of if revenues are not sufficient to meet these obligations. In addition, the ability of APF Energy to borrow to make purchases or fund capital costs will depend on the availability of credit on terms acceptable to it. To the extent the Trust or APF Energy are required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income will be reduced.

Potential Conflicts of Interest

Circumstances may arise where members of the board of directors of APF Energy serve as directors or officers of corporations which are in competition to the interests of APF Energy or the Trust. No assurances can be given that opportunities identified by such board members will be provided to APF Energy or the Trust.

The *Business Corporations Act* (Alberta) provides that in the event that a director has an interest in a contract or proposed contract or agreement, the director shall disclose his interest in such contract or agreement and shall refrain from voting on any matter in respect of such contract or agreement unless otherwise provided under the Act. To the extent that conflicts of interest arise, such conflicts will be resolved in accordance with the provisions of the Act.

Natural Decline and Reserve Replacement Risk

Natural decline risk relates to the Trust's ability to replace reserves in excess of annual production declines through development activities such as drilling, well completions, well workovers and other capital activities. The Trust manages its business using a portfolio approach whereby capital is allocated across a number of areas so that significant capital is not risked on any one activity. Capital is spent only after strict economic criteria for production and reserve additions are assessed.

The Trust's reserves are evaluated on an annual basis by independent third-party consultants reporting to the Trust's Audit and Reserves Committee of the Board of Directors. The Trust's approach is to invest in mature, long-life properties with a high proved producing component combined with low-risk development opportunities where the reserve risk is generally lower and cash flows are more stable and predictable.

The Trust has certain unique attributes, which differentiate it from other traditional oil and natural gas companies. Distributable Income, absent commodity price increases or cost effective acquisition and development activities, will decline over time in a manner consistent with declining production from typical oil, natural gas and NGLs reserves. APF Energy does not reinvest cash flow in the same manner as traditional oil and natural gas companies. Accordingly, absent capital injections, APF Energy's initial production levels and reserves will decline.

Production risk relates to the Trust's ability to produce, process and transport crude oil and natural gas. To manage this risk to an acceptable level, the Trust performs regular and proactive maintenance on its wells, facilities and pipelines. The Trust operates approximately 85 percent of its production, which affords greater control over operations.

APF Energy's future oil and natural gas reserves and production, and therefore its cash flows, will be highly dependent on APF Energy's success in exploiting its reserve base and acquiring additional reserves. Without reserve additions through acquisition or development activities, APF Energy's reserves and production will decline over time as reserves are produced.

There is strong competition relating to all aspects of the oil and natural gas industry. APF Energy actively competes for reserve acquisitions and skilled industry personnel with a substantial number of other oil and natural gas companies, many of which have significantly greater financial and other resources than APF Energy.

There can be no assurance that APF Energy will be successful in developing or acquiring additional reserves on terms that meet the Trust's investment objectives. The Royalty owned by the Trust will have no value when reserves from the properties of APF Energy can no longer be economically produced and, as a result, absent cash flow from other assets or entities owned by the Trust, Unitholders will have to obtain income and the return of capital invested out of cash flow derived from their investment in Trust Units during the period when reserves can be economically recovered.

To the extent that external sources of capital, including the issuance of additional Trust Units, become limited or unavailable, APF Energy's ability to make the necessary capital investments to maintain or expand its oil and natural gas reserves will be impaired. To the extent that APF Energy is required to use cash flow to finance capital expenditures or property acquisitions, the level of distributable income of the Trust will be reduced.

Nature of Trust Units

Securities such as the Trust Units share certain attributes common to both equity securities and debt instruments. The Trust Units do not represent a traditional investment in the oil and natural gas industry and should not be viewed by investors as shares in APF Energy or other entities in which the Trust invests. The Trust Units are created pursuant to the Trust Indenture and represent a fractional interest in the Trust. Unitholders are not afforded the same rights and protections as are typically afforded to shareholders of a corporation under corporate legislation such as the *Canada Business Corporations Act* ("CBCA"), including rights of dissent, the ability to seek relief from a court on the grounds of oppression or unfairness or the rights given under the CBCA to apply to a court for leave to bring a derivative action.

The market price of the Trust Units is sensitive to a variety of market conditions including, but not limited to, commodity prices, interest rates and the ability of the Trust to acquire suitable oil and natural gas properties. Changes in market conditions may adversely affect the trading price of the Trust Units.

The Trust Units are not "deposits" within the meaning of the *Canada Deposit Insurance Corporation Act* (Canada) and are not insured under the provisions of that Act or any other legislation. Furthermore APF Energy is not a trust company and, accordingly, it is not registered under any trust and loan company legislation as it does not carry on or intend to carry on the business of a trust company.

Income Tax Considerations and Government Regulation

Regulation, tax and royalty risk relates to changing government royalty regulations, income tax laws and incentive programs impacting the Trust's financial and operating results. The tax efficiency of the royalty trust model is contingent upon its status as a mutual fund trust under Canadian tax laws and, therefore, may be subject to unanticipated legislative and/or regulatory modification. Management and oversight committees, with the assistance of legal counsel, stay informed of proposed changes in laws and regulations and proactively respond to and plan for the effects that these changes.

There can be no assurance that income tax laws and government incentive programs relating to mutual fund trusts and the oil and natural gas industry, to the extent they impact on the status of the Trust and the resource allowance, will not be changed in a manner which will adversely affect the Unitholders.

Variations in Foreign Exchange Rates

The exchange rate for the Canadian dollar versus the U.S. dollar has increased significantly over the last 12 months, resulting in the receipt by the Trust of fewer Canadian dollars for its production, which may affect future distributions. The increase in the exchange rate for the Canadian dollar and future Canadian/United States exchange rates will impact future distributions and the future value of the Trust's reserves as determined by independent evaluators.

Investment Eligibility

If the Trust ceases to qualify as a mutual fund trust, the Trust Units will cease to be qualified investments for registered retirement savings plans, registered retirement income funds, registered education savings plans and deferred profit sharing plans ("Deferred Plans"). Where at the end of any month a Deferred Plan holds Trust Units that are not qualified investments, the Deferred Plan must, in respect of that month, pay a tax under Part XI.1 of the *Income Tax Act* (Canada) (the "Tax Act") equal to 1% of the fair market value of the Trust Units at the time such Trust Units were acquired by the Deferred Plan. In addition, where a trust governed by a registered retirement savings plan holds Trust Units that are not qualified investments, the trust will become taxable on its income attributable to the Trust Units while they are not qualified investments. Where a trust governed by a registered education savings plan holds Trust Units that are not qualified investments, the plan's registration may be revoked. There are also significant income tax consequences from the loss of mutual fund status.

The Trust Indenture contains provisions limiting ownership of Trust Units by non-residents of Canada, within the meaning of the Tax Act. These restrictions are described herein under "Securities of the Trust – Limitations on Non-Resident Ownership" and are intended as one measure for ensuring that the Trust continues to qualify as a mutual fund trust under the Tax Act. The Trust regularly monitors geographical address information obtained from its transfer agent to determine the level of non-resident ownership of Trust Units.

Return of Capital

Trust Units will have no value when reserves from APF Energy's properties can no longer be economically produced and, as a result, cash distributions do not represent a "yield" in the traditional sense as they represent both return of capital and return on investment.

Delay in Cash Distributions

Although distributable income of the Trust is paid monthly, such distributable income will not necessarily reflect accrued distributable income in such month, but rather an estimate of the actual amounts received or receivable for the period and the amount of the "Trust Reserve", being the reserve maintained out of distributable income to fund the Deferred Purchase Obligation or for other investment purposes. In addition to the usual delays in payment by purchasers of oil and natural gas to the operator of the properties of APF Energy and from the operator to APF Energy, payments between any such parties may also be delayed by restrictions imposed by lenders, delays in the sale or delivery of products, delays in the connection of wells to gathering systems, blowouts or other accidents, recovery by the operator of expenses incurred in the operation of the properties or the establishment of reserves for such expenses. The timing and amount of required capital expenditures will directly affect cash distributions to Unitholders.

Unitholder Limited Liability

On July 1, 2004 the *Income Trusts Liability Act* (Alberta) was proclaimed in force. The Act creates a limitation on the liability of beneficiaries of Alberta income trusts. The legislation is intended to protect unitholders of royalty trusts and income trusts from uncertainties regarding potential liability arising from acts, defaults, obligations or liabilities of the trustees of such trusts. The Trust Indenture also provides that no Unitholder will be subject to any liability in connection with the Trust or its obligations and affairs and, in the event that a court determines Unitholders are subject to any such liabilities, the liabilities will be enforceable only against, and will be satisfied only out of the Trust's assets. Pursuant to the Trust Indenture, the Trust will indemnify and hold harmless each Unitholder from any costs, damages, liabilities, expenses, charges and losses suffered by a Unitholder resulting from or arising out of such Unitholder not having such limited liability.

The Trust Indenture provides that all written instruments signed by or on behalf of the Trust must contain a provision to the effect that such obligation will not be binding upon Unitholders personally. The possibility of any personal liability arising in respect of claims against the Trust either under contracts or for claims in tort, claims for taxes or under certain other statutory liabilities is considered unlikely.

The operations of the Trust are conducted, upon the advice of counsel, in such a way and in such jurisdictions as to avoid as far as possible any material risk of liability on the Unitholders for claims against the Trust.

LEGAL PROCEEDING

To the knowledge of APF Energy, none of the Trust or any of its subsidiaries is a party to any legal proceeding nor is any legal proceeding contemplated.

MATERIAL CONTRACTS

Following are the contracts, other than contracts entered into in the ordinary course of business, that are material to the Trust:

1. the Trust Indenture;
2. Royalty Agreement entered into December 17, 1996 between APF Energy and Computershare Trust Company of Canada, as trustee of the Trust, as amended and restated May 18, 2004;
3. Royalty Agreement entered into May 30, 2002 between 990009 Alberta Inc., general partner of APF Energy Limited Partnership and Computershare Trust Company of Canada, as trustee of the Trust, as amended and restated May 18, 2004; and
4. Unitholders' Rights Plan Agreement dated April 19, 2003 between the Trust and Computershare Trust Company of Canada.

TRANSFER AGENT AND REGISTRAR

Computershare Trust Company of Canada, at its principal offices in Montreal, Toronto and Calgary, is the registrar and Transfer Agent for the Trust Units.

INTEREST OF EXPERTS

The auditors of the Trust are PricewaterhouseCoopers LLP, 3100, 111 - 5th Avenue S.W., Calgary, Alberta, T2P 5L3. The Trust's audited financial statements for the year ended December 31, 2004 have been filed at www.sedar.com in reliance on the report of PricewaterhouseCoopers LLP, independent chartered accountants.

GLJ produced the APF GLJ Report and Sproule produced the APF Sproule Report. As of the date hereof, the directors, officers and associates of GLJ and Sproule, as a group, do not beneficially own, directly or indirectly, any Trust Units, Debentures or other property of the Trust or APF Energy.

APPENDIX "A"
REPORT ON RESERVES DATA BY INDEPENDENT QUALIFIED RESERVES EVALUATOR OR AUDITOR

This is the form referred to in item 2 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

To the board of directors of APF Energy Inc. (the "Company"):

1. We have prepared an evaluation of the Company's reserves data as at December 31, 2004. The reserves data consist of the following:

   (a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

   (ii) the related estimated future net revenue; and

   (b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

   (ii) the related estimated future net revenue.

2. The reserves data are the responsibility of the Company's management. Our responsibility is to express an opinion on the reserves data based on our evaluation.

   We carried out our evaluation in accordance with standards set out in the Canadian Oil and Gas Evaluation Handbook (the "COGE Handbook") prepared jointly by the Society of Petroleum Evaluation Engineers (Calgary Chapter) and the Canadian Institute of Mining, Metallurgy & Petroleum (Petroleum Society).

3. Those standards require that we plan and perform an evaluation to obtain reasonable assurance as to whether the reserves data are free of material misstatement. An evaluation also includes assessing whether the reserves data are in accordance with principles and definitions presented in the COGE Handbook.

4. The following table sets forth the estimated future net revenue (before deduction of income taxes) attributed to proved plus probable reserves, estimated using forecast prices and costs and calculated using a discount rate of 10 percent, included in the reserves data of the Company evaluated by us for the year ended December 31, 2004, and identifies the respective portions thereof that we have evaluated and reported on to the Company's board of directors:

Independent Qualified Reserves Evaluator or Auditor	Description and Preparation Date of Evaluation Report	Location of Reserves (Country or Foreign Geographic Area)	Net present Value of Future net Revenue (before income taxes, 10% discount rate) ($000)			
			Audited	Evaluated	Reviewed	Total
Gilbert Laustsen Jung Associates Ltd.	APF Energy Inc. Corporate Evaluation (excluding coalbed methane reserves) effective December 31, 2004 (prepared February 28, 2005)	Canada	$ -	$ 588,180	$ -	$ 588,180
Sproule Associates Limited	APF Energy Inc. and Tika Energy, Inc. Evaluation of coalbed methane reserves effective December 31, 2004 (prepared February 18, 2005)	Canada	$ -	$ 9,054	$ -	$ 9,054
		United States	$ -	$ 21,833	$ -	$ 21,833
			$ -	$ 619,067		$ 619,067

5. In our opinion, the reserves data evaluated by us have, in all material respects, been determined and are in accordance with the COGE Handbook. We express no opinion on the reserves data that we reviewed but did not audit or evaluate.

6. We have no responsibility to update our reports referred to in paragraph 4 for events and circumstances occurring after their respective preparation dates.

7. Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

Executed as to our report referred to above at Calgary, Alberta, Canada, effective February 25, 2005

Gilbert Laustsen Jung Associates Ltd.

per: (Signed) "Myron J. Hladyshevsky, P. Eng."

Executed as to our report referred to above at Calgary, Alberta, Canada, effective February 18, 2005

Sproule Associates Limited

per: (Signed) "Ken Crowther"

APPENDIX "B"
REPORT OF MANAGEMENT AND DIRECTORS ON OIL AND GAS DISCLOSURE

This is the form referred to in item 3 of section 2.1 of National Instrument 51-101 *Standards of Disclosure for Oil and Gas Activities* ("NI 51-101"). Terms to which a meaning is ascribed in NI 51-101 have the same meaning in this form.

Management of APF Energy Inc. (the "Company") are responsible for the preparation and disclosure of information with respect to the Company's oil and gas activities and the oil and gas activities of APF Energy Limited Partnership ("APF Partnership") and Tika Energy, Inc. ("Tika") in accordance with securities regulatory requirements. This information includes reserves data, which consist of the following:

(a) (i) proved and proved plus probable oil and gas reserves estimated as at December 31, 2004 using forecast prices and costs; and

(ii) the related estimated future net revenue; and

(b) (i) proved oil and gas reserves estimated as at December 31, 2004 using constant prices and costs; and

(ii) the related estimated future net revenue.

Independent qualified reserves evaluators have evaluated the Company's reserves data and reserves data of APF Partnership and Tika. The report of the independent qualified reserves evaluators is represented above.

The Reserves Committee of the board of directors of the Company has

(a) reviewed the Company's procedures for providing information to the independent qualified reserves evaluators;

(b) met with the independent qualified reserves evaluators to determine whether any restrictions affected the ability of the independent qualified reserves evaluators to report without reservation; and

(c) reviewed the reserves data with management and the independent qualified reserves evaluators.

The Reserves Committee of the board of directors has reviewed the Company's procedures for assembling and reporting other information associated with its oil and gas activities and those of APF Partnership and Tika and has reviewed that information with management. The board of directors has, on the recommendation of the Reserves Committee, approved

(a) the content and filing with securities regulatory authorities of the Company's reserves data and other oil and gas information and that of APF Partnership and Tika;

(b) the filing of the report of the independent qualified reserves evaluators on the reserves data; and

(c) the content and filing of this report.

Because the reserves data are based on judgments regarding future events, actual results will vary and the variations may be material.

(Signed) "Martin Hislop"
Chief Executive Officer, APF Energy Inc.

(Signed) "Dan Allan"
Vice-President, Exploration and Production,
APF Energy Inc.

(Signed) "Donald Engle"
Director, APF Energy Inc.

(Signed) "Robert MacDonald"
Director, APF Energy Inc.

Date: March 21, 2005

APPENDIX "C"
AUDIT COMMITTEE INFORMATION

Audit Committee Charter

The purpose of the Audit Committee (the "Committee") of the Board of Directors (the "Board") of APF Energy, which is responsible for governance of the Trust, is to provide an open avenue of communication between management, the Trust's independent auditors and the Board and to assist the Board in its oversight of:

- the integrity, adequacy and timeliness of the Trust's financial reporting and disclosure practices;
- the internal control of the Trust over financial reporting and the external financial audit process;
- the Trust's compliance with legal and regulatory requirements related to financial reporting;
- the independence and performance of the Trust's independent auditors.

The Committee shall also perform any other activities consistent with this Charter, the Trust's indenture and governing laws, as the Committee or Board deems necessary or appropriate.

The Committee consists of all of the independent members of the Board. Only independent Board members can serve on the Committee and all members must be financially literate. Members of the Committee are appointed by the Board and may be removed by the Board at its discretion. The Committee shall elect a Chairman from among their number.

A quorum of the Committee, being a majority of its members, must be in attendance at all meetings of the Committee.

Management is responsible for preparing the Trust's financial statements and other financial information and the fair presentation of such financial statements in accordance with generally accepted accounting principles ("GAAP"). Management is also responsible for establishing internal controls and procedures and for maintaining the appropriate accounting and financial reporting principles and policies designed to assure compliance with accounting standards and all applicable laws and regulations.

The independent auditors' responsibility is to audit the Trust's financial statements and provide their opinion, based on their audit conducted in accordance with generally accepted auditing standards, that the financial statements present fairly, in all material respects, the financial position, results of operations and cash flows of the Trust, in accordance with GAAP.

The Committee is responsible for recommending to the Board the independent auditors to be nominated for the purpose of auditing the Trust's financial statements, preparing or issuing an auditors' report or performing other audit, review or attest services and recommending the compensation of the independent auditors. The Committee is also directly responsible for the evaluation and oversight of the work of the independent auditors. The independent auditors shall report directly to the Committee.

In addition, the Committee shall:

1. Review with management and the independent auditors the adequacy and effectiveness of the Trust's accounting and financial controls and the adequacy and timeliness of its financial reporting processes and oversee the resolution of disagreements between management and the independent auditors regarding financial reporting.

2. Review with management and the independent auditors the annual audited financial statements, MD&A and related documents and review with management the unaudited quarterly financial statements, MD&A and related documents and review financial disclosure in continuous disclosure documents, prior to filing or distribution, including matters required to be reviewed under applicable legal regulatory requirements.

3. Prior to release, review with management any news releases that disclose annual or interim financial results or contain other significant financial information that has not been released to the public.

4. Review the Trust's financial reporting and accounting standards and principles and significant changes in such standards or principles or in their application, including key accounting decisions affecting the financial statements and the rationale for decisions made.

5. Review with the independent auditors: (i) significant changes, if any, to the initial audit plan; (ii) new developments in accounting principles, reporting or industry practices which may materially affect the Trust; and (iii) significant changes in the Trust's accounting principles, practices or policies.

6. Review with the independent auditors and senior financial management the results of the audit regarding the management letter outlining the independent auditor's findings and recommendations, together with management's response, with respect to internal controls and accounting procedures; and any other matters relating to the conduct of the audit, including such other matters which should be communicated to the Audit Committee under generally accepted accounting standards.

7. Review with the independent auditor the adequacy of management's internal control over financial reporting relating to financial information and management information systems and inquire of management and the independent auditor about significant risks and exposures to the Trust that may have a material adverse impact on the Trust's financial statements and inquire of the independent auditor as to the efforts of management to mitigate such risks and exposures.

8. Review the quality and appropriateness of the accounting policies and the clarity of financial information and disclosure practices adopted by the Trust. This review may include discussions with the independent auditors without the presence of management.

9. Pre-approve all non-audit services to be provided to the Trust by the independent auditors.

10. Monitor the independence of the independent auditors by reviewing all relationships between the independent auditors and the Trust and all non-audit work performed for the Trust by the independent auditors.

11. Establish procedures for: (i) the receipt, retention and treatment of complaints received by the Trust regarding accounting, internal accounting controls, or auditing matters; and (ii) the confidential, anonymous submission by employees of the Trust of concerns regarding questionable accounting or auditing matters.

12. Review and approve the Trust's hiring policies regarding partners, employees and former partners and employees of the present and former external auditor of the issuer.

13. Conduct or authorize investigations into any matters that the Committee believes is within the scope of its responsibilities. The Committee has the authority to retain independent counsel, accountants or other advisors to assist it, as it considers necessary, to carry out its duties and to set the remuneration of such advisors at the expense of the Trust.

The Committee also oversees the evaluation and reporting of the Trust's oil and natural gas reserves. This role includes reviewing the Trust's procedures relating to reporting and disclosure, as well as those for providing information to the Trust's independent reserves engineers (the "Engineers"). The Committee annually approves the appointment and terms of engagement of the Engineers, including their qualifications and independence, and any changes in their appointment. The Committee annually approves compensation to be paid to the Engineers. The Trust's annual reserves data and report of the Engineers is annually reviewed by the Committee prior to approval by the full Board of the Directors.

The Committee reviews the key policies and practices of the Trust with respect to cash management, financial derivatives, financing, banking, insurance, taxation, commodity trading and related matters.

Composition of the Committee

- Donald Engle
- William Dickson
- Daniel Mercier
- Robert MacDonald
- John Howard

All Committee members are independent and financially literate.

Relevant Education and Experience

- Donald Engle - has served as President and Director of various public and private oil and gas companies that required an understanding of accounting principles and the review of financial statements;
- William Dickson - has more than 40 years of technical and management experience with public companies in the oil and gas industry. Mr. Dickson is retiring from the Board at the May 4, 2005 annual meeting;
- Daniel Mercier - has been President and CEO of a TSX listed Canadian oil and gas company, and in that role, required an understanding of capital markets, accounting principles and financial statements. Mr. Mercier is retiring from the Board at the May 4, 2005 annual meeting;
- Robert MacDonald - has over 27 years banking experience specializing in oil and gas financings, during which time, he had to assess the financial worthiness of his clients by reviewing and analyzing their financial statements. Mr. MacDonald is a member of the Fellow of the Institute of Canadian Bankers and has a Bachelor of Business Administration, graduating with distinction;
- John Howard - has served as President & CEO of various private and public oil and gas companies over the past 25 years and as a result, has required an understanding of accounting principles and financial statements in his senior leadership roles.

Audit Fees and Pre-Approval of Audit Services

The following table presents fees for the audits of the Trust's annual consolidated financial statements provided by PricewaterhouseCoopers LLP.

	2004	2003
Audit fees	$275,850	$291,000
Audit-related fees	$101,400	$Nil
Tax	$108,500	$105,000

Audit fees include quarterly reviews, prospectus work and translation costs.

The audit-related fees primarily relate to due diligence procedures as part of the Trust's due diligence process on the Great Northern acquisition. Tax fees are primarily for both tax compliance and tax planning. The Committee has concluded that the provision of tax services is compatible with maintaining PricewaterhouseCoopers LLP's independence.

The Committee is required to review and pre-approve the objectives and scope of the external audit work and proposed fees. In addition, the Committee is required to review and pre-approve all non-audit services, including tax services, the Trust's external auditors are to perform.

The Committee has implemented specific procedures regarding the pre-approval of services to be provided by the Trust's external auditors. These procedures specify certain prohibited services that are not to be performed by the Trust's external auditors. In addition, these procedures require the Trust's management, in conjunction with the Trust's external auditors, to submit a list of proposed services and related fees to be provided to the Trust for pre-approval. For those services to be provided to the Trust by the external auditors that have not been previously pre-approved by the Committee, the Committee has delegated to the Chairman of the Committee the authority to grant pre-approvals of such services.


SEC MAIL
RECEIVED
PROCESSING

MANAGEMENT'S RESPONSIBILITY FOR FINANCIAL REPORTING

Management is responsible for the preparation of the consolidated financial statements and the preparation of all other financial information included in the annual report. The consolidated financial statements have been prepared in accordance with Canadian generally accepted accounting principles, and where applicable, amounts based on management's best estimates and judgment.

Management has established procedures and systems of internal control designed to provide reasonable assurance that assets are safeguarded and that accurate financial information is produced in a timely manner.

The Board of Directors is responsible for reviewing and approving the consolidated financial statements and, through its Audit Committee, ensuring that management fulfills its responsibilities for financial reporting. The Audit Committee meets periodically with management and the external auditors to satisfy itself that each party is properly discharging its responsibilities. The Audit Committee reviews the consolidated financial statements and recommends their approval to the Board of Directors. PricewaterhouseCoopers LLP, an independent firm of Chartered Accountants, appointed by the unitholders of APF Energy Trust, have audited the consolidated financial statements in accordance with Canadian generally accepted auditing standards. PricewaterhouseCoopers LLP have full and free access to the Audit Committee.

Martin Hislop
Chief Executive Officer

Alan MacDonald
Vice President, Finance & Chief Financial Officer

Calgary, Alberta
February 25, 2005

AUDITORS' REPORT

To the Unitholders of APF Energy Trust

We have audited the consolidated balance sheets of APF Energy Trust as at December 31, 2004 and 2003 and the consolidated statements of operations and accumulated earnings and cash flows for the years then ended. These financial statements are the responsibility of the Trust's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with Canadian generally accepted auditing standards. Those standards require that we plan and perform an audit to obtain reasonable assurance whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.

In our opinion, these consolidated financial statements present fairly, in all material respects, the financial position of the Trust as at December 31, 2004 and 2003 and the results of its operations and its cash flows for the years then ended in accordance with Canadian generally accepted accounting principles.

Calgary, Alberta
February 25, 2005

PricewaterhouseCoopers LLP
Chartered Accountants

CONSOLIDATED BALANCE SHEET

($000s except for per unit amounts) As at December 31	2004	2003
		Restated (note 3)
ASSETS		
Current assets		
Cash	567	1,381
Accounts receivable	42,200	27,542
Derivative asset (note 7)	3,313	–
Other current assets	7,162	5,549
	53,242	34,472
Asset retirement fund	3,271	2,342
Goodwill (note 5)	118,478	48,230
Property, plant and equipment (note 6)	687,179	413,706
	862,170	498,750
LIABILITIES		
Current liabilities		
Accounts payable and accrued liabilities	52,677	36,698
Derivative liability (note 7)	3,141	–
Distribution payable (note 4)	9,415	5,963
	65,233	42,661
Future income taxes (note 9)	86,711	63,991
Long-term debt (note 8)	169,000	98,000
Convertible debentures (note 10)	47,697	47,719
Asset retirement obligations (note 11)	30,993	21,803
Derivative liability (note 7)	335	–
	399,969	274,174
UNITHOLDERS' EQUITY		
Unitholders' investment account (note 12)	610,194	324,318
Contributed surplus (note 13)	289	1,241
Accumulated earnings	126,862	77,226
Accumulated distributions (note 4)	(276,293)	(179,363)
Convertible debenture conversion feature (note 10)	1,149	1,154
	462,201	224,576
	862,170	498,750

Contractual obligations and commitments (note 16)

See accompanying notes to consolidated financial statements

Approved by the Board of Directors



Martin Hislop
Director



Donald Engle
Director

CONSOLIDATED STATEMENT OF OPERATIONS AND ACCUMULATED EARNINGS

($000s except for per unit amounts)

For the year ended December 31	2004	2003
		Restated (note 3)
Revenue		
Oil and gas	253,213	173,196
Realized derivative loss – net (note 7)	(16,329)	(3,565)
Unrealized derivative gain – net (note 7)	223	–
Royalties expense, net of ARTC	(47,710)	(32,473)
Transportation	(5,245)	(4,174)
	184,152	132,984
Expenses		
Operating	51,788	32,370
General and administrative	10,635	10,023
Interest on long-term debt (note 8)	5,405	4,171
Convertible debenture interest and financing charges (note 10)	5,263	2,669
Depletion, depreciation and accretion	85,997	53,389
Unit-based compensation expense (recovery) (note 13)	(877)	1,241
Capital and other taxes	3,321	2,720
	161,532	106,583
Income before future income taxes	22,620	26,401
Recovery of future income taxes (note 9)	(27,016)	(14,207)
Net income	49,636	40,608
Accumulated earnings – beginning of period, as previously reported	77,226	35,589
Change in accounting policy (note 3)	–	1,029
Accumulated earnings – end of period, as restated	126,862	77,226
Net income per unit – basic	$ 1.02	$ 1.31
Net income per unit – diluted [1]	$ 1.02	$ 1.29

[1] Convertible debenture interest has been added back to net income to calculate net income per unit – diluted.

See accompanying notes to consolidated financial statements

CONSOLIDATED STATEMENT OF CASH FLOWS

($000s except for per unit amounts)

For the year ended December 31	2004	2003 Restated (note 3)
Cash flows from operating activities		
Net income	49,636	40,608
Items not affecting cash		
Depletion, depreciation and accretion	85,997	53,389
Debenture accretion and amortization of deferred financing charges	692	362
Future income taxes	(27,016)	(14,207)
Unrealized derivative gain – net (note 7)	(223)	–
Unit-based compensation expense (recovery) (note 13)	(877)	1,241
Asset retirement expenditures (note 11)	(1,083)	(374)
Cash flow from operations	107,126	81,019
Net change in non-cash working capital items (note 15)	(10,473)	5,823
Asset retirement fund contribution – net	(929)	(1,558)
Net cash provided by operating activities	95,724	85,284
Cash flows from investing activities		
Corporate acquisitions (note 5)	(65,405)	(58,259)
Additions to property, plant and equipment	(68,779)	(33,601)
Purchase of oil and natural gas properties	(10,351)	(29,238)
Proceeds on sale of properties	505	9,284
Changes in non-cash working capital – investing items	5,205	2,961
Net cash used in investing activities	(138,825)	(108,853)
Cash flows from financing activities		
Issue of units for cash	90,451	55,670
Issue of units for cash under DRIP	33,895	1,329
Issue of units for cash upon exercise of stock options/rights	3,799	1,749
Net proceeds (repayment) of convertible debentures	–	47,681
Unit issue costs	(5,270)	(3,467)
Net proceeds (repayment) of long-term debt	7,126	(12,920)
Cash distributions, net of distribution reinvestment	(91,166)	(68,440)
Changes in non-cash working capital – financing items	3,452	2,398
Net cash provided by financing activities	42,287	24,000
Change in cash during the period	(814)	431
Cash – beginning of period	1,381	950
Cash – end of period	567	1,381

Supplemental information (note 14)

See accompanying notes to consolidated financial statements

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

December 31, 2004 and 2003

NOTE 1. BASIS OF PRESENTATION

APF Energy Trust (the "Trust")
The Trust is an open-end investment trust under the laws of the Province of Alberta.

APF Energy Inc. ("Energy")
Energy was incorporated and organized for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties, including certain initial properties and granting a royalty thereon to the Trust.

APF Energy Limited Partnership ("LP")
LP was formed for the purpose of acquiring, developing, exploiting and disposing of oil and natural gas properties and granting a royalty thereon to the Trust.

Tika Energy Inc. ("Tika")
Tika is a wholly owned subsidiary of Energy and was incorporated in Wyoming for the purpose of acquiring, developing, exploiting and disposing of coalbed methane gas properties in the United States.

NOTE 2. SIGNIFICANT ACCOUNTING POLICIES

Consolidation
These consolidated financial statements include the accounts of the Trust, Energy, LP and Tika and are referred to collectively as "APF" or "the Trust". Investments in jointly controlled companies and unincorporated joint ventures are accounted for using the proportionate consolidation method, whereby the Trust's proportionate share of revenues, expenses, assets and liabilities are included in the accounts.

Revenue recognition
Revenue associated with the sale of crude oil, natural gas and natural gas liquids owned by the Trust are recognized when title passes from the Trust to its customers.

Property, plant and equipment
APF uses the full cost accounting method for oil and gas exploration, development and production activities as set out in CICA Accounting Guideline 16 ("AcG-16"), "Oil and Gas Accounting – Full Cost". The cost of acquiring oil and natural gas properties as well as subsequent development costs are capitalized and accumulated in a cost center. Maintenance and repairs are charged against income, and renewals and enhancements, which extend the economic life of the property, plant and equipment, are capitalized. Gains and losses are not recognized upon disposition of oil and natural gas properties unless such a disposition would alter the rate of depletion by at least 20 percent.

All other equipment is carried at the lesser of depreciated cost and fair value.

Ceiling test
AcG-16 requires that a ceiling test be performed at least annually to assess the carrying value of oil and gas assets. A cost centre is tested for recoverability using undiscounted future cash flows from proved reserves and forward indexed commodity prices, adjusted for contractual obligations and product quality differentials. A cost centre is written down to its fair value when its carrying value, less the cost of unproved properties, is in excess of the related undiscounted cash flows. Fair value is estimated using accepted present value techniques that incorporate risk and uncertainty when determining expected future cash flows. Unproved properties are excluded from the ceiling test calculation and subject to a separate impairment test.

Depletion, depreciation and accretion
In accordance with the full cost accounting method, all crude oil and natural gas acquisition, exploration, and development costs, including asset retirement costs, are accumulated in a cost center. The aggregate of net capitalized costs and estimated future development costs, less the cost of unproved properties and estimated salvage value, is amortized using the unit-of-production method based on current period production and estimated proved oil and gas reserves calculated using constant prices.

All other equipment is depreciated over the estimated useful life of the respective assets.

Oil and gas reserves

The estimation of reserves is a subjective process. Forecasts are based on engineering data, projected future rates of production, estimated commodity prices, and consider the timing of future expenditures. The Trust expects reserve estimates to be revised based on the results of future drilling activity, testing, production levels and economics of recovery based on cash flow forecasts.

Goodwill

Goodwill is the residual amount that results when the purchase price of an acquired business exceeds the fair value of the net identifiable assets and liabilities of the acquired business. Net identifiable liabilities acquired include an estimate of future income taxes. In accordance with CICA Handbook Section 3062 ("HB 3062"), "Goodwill and Other Intangibles", goodwill for the reporting unit, the consolidated Trust, is tested at least annually for impairment. Impairment is charged to income during the period in which it is deemed to have occurred.

The test for impairment is the comparison of the book value of net assets to the fair value of the Trust. If the fair value of the Trust is less than its book value, the impairment loss is measured by allocating the fair value of the Trust to the identifiable assets and liabilities at their fair values. The excess of the Trust's fair value over the identifiable net assets is the implied fair value of goodwill. If this amount is less than the book value of goodwill, the difference is the impairment amount and would be charged to income during the period.

Unit-based compensation expense

Effective December 31, 2003, the Trust prospectively adopted CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments." The standard requires that equity instruments awarded to employees after December 31, 2002 be measured at fair value and recognized over the related vesting period with a corresponding increase to contributed surplus. When rights are exercised by employees and directors of the Trust, the consideration paid is recorded to the unitholders' investment account along with related non-cash compensation expense previously recognized in contributed surplus.

APF has established a Trust Units Options Plan (the "Plan") and a Trust Unit Incentive Rights Plan (the "Rights Plan") for employees and independent directors that are described in Note 13. The exercise price of the rights granted under the Rights Plan may be reduced in future periods based on future operating performance in accordance with the terms of the Rights Plan.

The Trust uses a Black-Scholes option-pricing model to estimate the fair value of rights awarded under the Rights Plan at the grant date. The fair value ascribed to awarded rights is not subsequently revised for any change in underlying assumptions. Unit-based compensation expense is adjusted prospectively for rights cancelled under the Rights Plan during the period.

The new accounting standard resulted in the Trust recognizing an expense of $1.24 million for the year ended December 31, 2003, with a corresponding increase to contributed surplus. In conformity with the amended accounting standard, the Trust has elected to disclose pro forma results for equity instruments awarded to employees prior to January 1, 2003, as if CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" had been adopted retroactively.

There was no impact on the Trust's cash flow as a result of adopting the new standard. See Note 13 for additional information on compensation plans.

Income taxes

The Trust is an *inter vivos* trust for income tax purposes. As such, the Trust is taxable on income that is not distributed or distributable to unitholders. As the Trust distributes all of its taxable income to the unitholders no current provision for income taxes has been recorded. Should the Trust incur any income taxes, the funds available for distribution would be reduced accordingly.

The provision for income taxes is recorded in Energy using the liability method of accounting for income taxes. Future income taxes are recorded to the extent the accounting bases of assets and liabilities differ from their corresponding tax values using substantively enacted income tax rates. Accumulated future income tax balances are adjusted to reflect changes in income tax rates that are substantively enacted during the period with the adjustment recognized in net income.

The determination of the Trust's income and other tax liabilities are subject to audit and potential reassessment after the lapse of considerable time. Accordingly, actual income tax liabilities or recoveries may differ significantly from estimates.

Trust unit calculations

The Trust applies the treasury stock method to determine the dilutive effect of Trust unit rights and Trust unit options. Under the treasury stock method, outstanding and exercisable instruments that will have a dilutive effect are included in per unit – diluted calculations, ordered from most dilutive to least dilutive.

The dilutive effect of convertible debentures is determined using the "if-converted" method whereby if the current market price per unit is in excess of the stated conversion price per unit the weighted-average number of potential units assumed issued are included in the per unit – diluted calculations. The units issued upon conversion are included in the denominator of per unit – basic calculations from the date of conversion. Consequently, units assumed issued are weighted for the period the convertible debentures were outstanding, and units actually issued are weighted for the period the units were outstanding.

Measurement uncertainty

The timely preparation of financial statements in conformity with Canadian generally accepted accounting principles ("GAAP") requires that management make estimates and assumptions and use judgment regarding assets, liabilities, revenues, and expenses. Such estimates primarily relate to unsettled transactions and events as of the date of the financial statements. Accordingly, actual results may differ from estimated amounts as future confirming events occur.

Amounts recorded for depreciation, depletion, and amortization, asset retirement costs and obligations, and amounts used for ceiling test and impairment calculations are based on estimates of oil and natural gas reserves and future costs required to develop those reserves. By their nature, these estimates are subject to measurement uncertainty, and the impact on the financial statements of future periods could be material.

NOTE 3. CHANGES IN ACCOUNTING POLICIES

Asset retirement obligations

Effective January 1, 2004, the Trust retroactively adopted CICA Handbook Section 3110, "Asset Retirement Obligations" (ARO). The standard requires that the fair value of an asset retirement obligation be recognized in the period in which it is incurred. The present value of the asset retirement obligation is recognized as a liability with the corresponding asset retirement cost capitalized as part of property, plant and equipment. The asset retirement obligation will increase over time due to accretion and the asset retirement cost will be depreciated on a basis consistent with depreciation and depletion. APF previously used the unit-of-production method to match estimated future retirement costs with the revenues generated over the life of the petroleum and natural gas properties based on total estimated proved reserves and an estimated future liability.

The following table summarizes the impact of the new standard on the 2003 comparative period:

	As at and for the year ended December 31, 2003		
($000s except for per unit amounts)	As reported	Change	As restated
Consolidated Balance Sheet			
Assets			
Property, plant, and equipment	401,286	12,420	413,706
Liabilities			
Future income taxes	64,222	(231)	63,991
Asset retirement obligation	–	21,803	21,803
Site restoration liability	10,410	(10,410)	–
Unitholders' Equity			
Opening accumulated earnings	35,589	1,029	36,618
Consolidated Statement of Operations			
Depletion, depreciation, and accretion	50,417	2,972	53,389
Site restoration	3,327	(3,327)	–
Recovery of future income taxes	(14,333)	126	(14,207)

See Note 11 for additional information on asset retirement obligations.

Derivative instruments and hedging relationships

Effective January 1, 2004, the Trust prospectively adopted CICA Accounting Guideline 13 ("AcG-13"), "Hedging Relationships" and the amended Emerging Issues Committee Abstract 128, "Accounting for Trading, Speculative or Non Trading Derivative Financial Instruments". In accordance with these standards, all unrealized derivative instruments that either do not qualify as a hedge under AcG-13, or are not designated as a hedge, are recorded as a derivative asset or a derivative liability on the consolidated balance sheet with any changes in fair value during the period recognized in income. Prior to January 1, 2004, the Trust recognized gains and losses on derivative contracts at the time of settlement.

In order to apply hedge accounting, an entity must formally document the hedging arrangement and sufficiently demonstrate the effectiveness of the hedging relationship. Based on a review of the Trust's derivative position at January 1, 2004, the majority of derivative contracts did not qualify for hedge accounting. Consequently, the Trust recorded $1.30 million liability as an estimate for the fair value of its derivative position on January 1, 2004, which was comprised of a $0.40 million unrealized loss on crude oil and natural gas derivative instruments and a $0.90 million unrealized loss on interest rate swaps. In accordance with the transitional provisions of the new guideline, the Trust recorded a corresponding deferred derivative loss, which was amortized into income during 2004 upon settlement of the underlying derivative instruments. There was no impact on the Trust's cash flow as a result of adopting this new guideline. See Note 7 for additional disclosure on derivative instruments.

Financial instruments with a conversion feature

Effective December 31, 2004, the Trust retroactively adopted the revised CICA Handbook Section 3860 ("HB 3860"), "Financial Instruments - Presentation and Disclosure" for financial instruments that may be settled at the issuer's option in cash or its own equity. The revised standard requires the Trust to classify proceeds from convertible debentures issued on July 3, 2003 as either debt or equity based on fair value measurement and the substance of the contractual arrangement. The Trust previously presented the convertible debenture proceeds (net of financing costs) and related interest obligations as equity on the consolidated balance sheet on the basis that the Trust could settle its obligations in exchange for Trust units.

The Trust's obligation to make scheduled payments of principal and interest constitutes a financial liability under the revised standard and exists until the instrument is either converted or redeemed. The holders' option to convert the financial liability into Trust units is an embedded conversion option. Gross proceeds of $50 million received at issuance were allocated $48.82 million to debt and $1.18 million to the equity conversion feature. At December 31, 2003, after conversions and accretion, the debt component was $47.72 million and the equity component was $1.15 million. Underwriter costs and professional fees associated with the issuance totalled $2.32 million and will be amortized into income on a straight-line basis over the term of the instrument. At December 31, 2003, $2.04 million was included in other current assets.

The following table summarizes the impact of the revised standard on the 2003 comparative period:

	As at and for the year ended December 31, 2003		
($000s except for per unit amounts)	As reported	Change	As restated
Consolidated Balance Sheet			
Assets			
Other current assets (includes deferred financing)	3,506	2,043	5,549
	3,506	2,043	5,549
Liabilities			
Accounts payable and accrued liabilities	36,711	(13)	36,698
Convertible debentures	–	47,719	47,719
	36,711	47,706	84,417
Unitholders' Equity			
Unitholders investment account	324,317	1	324,318
Convertible debentures	46,466	(46,466)	–
Accumulated interest on convertible debentures	(2,317)	2,317	–
Convertible debenture conversion feature	–	1,154	1,154
	368,466	(42,994)	325,472
Consolidated Statement of Operations			
Convertible debenture interest and financing charges	–	2,669	2,669

There was no impact on the Trust's cash flow as a result of adopting the revised standard. See Note 10 for additional information on convertible debentures.

NOTE 4. DISTRIBUTIONS

($000s except for per unit amounts)	For the year ended December 31 2004	2003 Restated (note 3)
Cash flow from operations	107,126	81,019
Add (deduct):		
Abandonment fund contributions	(2,012)	(1,932)
Cash retained to fund operations	(6,368)	(21,556)
Working capital change	(1,816)	11,182
Distributions	96,930	68,713
Distributed to date	87,515	62,750
Distribution payable	9,415	5,963
	96,930	68,713
Opening accumulated distributions	179,363	110,650
Closing accumulated distributions	276,293	179,363
Actual distribution declared per unit	$2.00	$2.20

NOTE 5. ACQUISITIONS

On June 4, 2004, the Trust acquired the issued and outstanding shares of Great Northern Exploration Ltd. ("Great Northern"). During 2003, APF acquired the issued and outstanding shares of Hawk Oil Inc. ("Hawk Oil") on February 5, Nycan Energy Corp. ("Nycan") on April 28, and CanScot Resources Ltd. ("CanScot") on September 26. The purchase price allocation for each acquisition and components of consideration paid is as follows:

($000)	Great Northern 2004	CanScot 2003	Nycan 2003	Hawk Oil 2003
Net assets acquired at assigned values:				
Working capital deficiency	(4,857)	178	928	(634)
Property, plant and equipment	255,941	32,980	47,495	57,146
Undeveloped land and seismic	22,943	–	–	–
Goodwill	70,248	16,884	8,792	11,078
Debt assumed	(63,874)	(6,150)	(8,870)	(7,900)
Financial derivatives	(1,103)	–	–	–
Asset retirement obligation	(7,866)	(388)	(580)	(263)
Future income taxes	(49,084)	(7,399)	(13,266)	(18,266)
Net assets acquired	222,348	36,105	34,499	41,161
Purchase price comprised of:				
Trust units	156,943	15,433	–	37,710
Cash	63,250	–	–	2,856
Bank debt	–	19,689	34,374	–
Acquisition costs	2,155	983	125	595
Purchase price	222,348	36,105	34,499	41,161

The following table highlights investing cash flows associated with corporate acquisitions completed in 2004 and 2003:

($000)	Great Northern 2004	CanScot 2003	Nycan 2003	Hawk Oil 2003
Net assets acquired	222,348	36,105	34,499	41,161
Deduct:				
Debt assumed (cash acquired)	–	(156)	(212)	5
Trust units issued	(156,943)	(15,433)	–	(37,710)
Net cash flows from corporate acquisitions	65,405	20,516	34,287	3,456

NOTE 6. PROPERTY, PLANT AND EQUIPMENT

($000)	2004	2003
Property, plant, and equipment	907,819	548,229
Accumulated depletion, depreciation, and accretion	(220,640)	(134,523)
	687,179	413,706

Future development costs of $48.22 million (2003 – $25.00 million) related to total proved reserves were included as depletable costs in the calculation of depletion, depreciation and accretion. Costs related to unproved properties totalled $28.45 million (2003 – $10.80 million) and were excluded from depletable costs. All costs of unproved properties, net of any associated revenues, have been capitalized. Ultimate recoverability of these costs will be dependent upon the finding of proved oil and natural gas reserves. The Trust performed a separate impairment review of assets excluded from the ceiling test and determined that $nil (2003 – $nil) should be charged to income during the year.

The Trust capitalized $0.50 million (2003 – $0.46 million) of administrative costs during the year associated with coalbed methane projects considered to be in the pre-production stage.

The prices used in the ceiling test evaluation of the Trust's natural gas, crude oil and natural gas liquids reserves at December 31, 2004 were as follows:

Year	WTI Oil ($U.S./bbl)	Foreign Exchange ($U.S./$Cdn.)	WTI Oil ($Cdn./bbl)	AECO Gas ($Cdn./mmbtu)
2005	42.76	1.1667	48.95	6.43
2006	40.56	1.1931	47.37	6.56
2007	39.44	1.2202	47.26	6.28
2008	37.77	1.2561	46.74	6.04
2009	37.14	1.2961	47.31	5.83
2010 – 2016 [1]	37.41	1.2961	47.56	5.87
Remainder [2]	2.00%	1.2961	2.00%	2.00%

[1] Represents the average for the period noted

[2] Percentage change represents the annual change each year from 2014 to the end of the reserve life

NOTE 7. RISK MANAGEMENT AND FINANCIAL INSTRUMENTS

The Trust has entered into various derivative instruments and physical contracts to manage fluctuations in commodity prices, foreign currency exchange rates, utility prices, and interest rates in the normal course of operations. A derivative instrument meets the definition of a financial instrument because it involves the exchange of financial assets, usually cash, and not the delivery or acceptance of oil and gas inventory. Conversely, a physical contract is not a financial instrument because it involves the delivery or acceptance of physical product. In conformity with AcG-13 and EIC 128 (see note 3), the following information only presents positions related to financial instruments.

The estimated fair value of unrealized derivative instruments is reported on the consolidated balance sheet with any change in the unrealized positions recorded to income. The following is a summary of the change in unrealized amounts from January 1, 2004 to December 31, 2004:

($000)	Deferred derivative loss recognized on transition	Total realized gain/(loss)	Total gain/(loss)
Fair value of contracts, January 1, 2004	1,300		(1,300)
Fair value of derivative contracts entered into during the period			(14,806)
Fair value of derivative contracts realized during the period		(16,329)	16,329
Fair value of contracts, December 31, 2004			223
Premiums received on sold call options			(386)
FV of contracts and premiums received, December 31, 2004			(163)

The following is a summary of unrealized fair value financial positions by risk management activity at December 31, 2004:

($000)	Total unrealized gain/(loss)
Commodity price	
Crude oil	(2,298)
Natural gas	2,059
Utilities	32
Foreign currency	1,103
Interest rate	(673)
	223
Premiums received on sold call options	(386)
	(163)

The following highlights the balance sheet classification of unrealized fair value financial positions at December 31, 2004:

($000)	Unrealized asset (liability)
Current asset	3,313
Long-term asset	–
Current liability	(3,141)
Long-term liability	(335)
	(163)

Commodity price risk

Commodity price risk is defined as fluctuations in crude oil, natural gas, and natural gas liquid prices. The Trust uses derivative instruments as part of its risk management approach to manage commodity price fluctuations and stabilize cash flows available for unitholder distributions and future development programs. At December 31, 2004, the Trust had recorded a $2.30 million unrealized loss on outstanding crude oil derivative instruments and a $2.06 million unrealized gain on outstanding natural gas derivative instruments.

Crude oil and natural gas derivative instruments outstanding at the end of 2004 are as follows:

Period	Type of commodity	Average contract	Average daily daily quantity	Price per bbl, GJ or mmbtu
January to March 2005	Crude oil	Swap	1,500 bbls	$U.S. 35.78
January to March 2005	Crude oil	Collar	1,000 bbls	$U.S. 38.00 to $U.S. 44.95
January to March 2005	Crude oil	Sold call	500 bbls	$U.S. 42.37 ($U.S. 3.19 premium)
April to June 2005	Crude oil	Swap	667 bbls	$U.S. 36.66
April to June 2005	Crude oil	Collar	2,000 bbls	$U.S. 39.25 to $U.S. 44.94
April to June 2005	Crude oil	Sold call	500 bbls	$U.S. 40.95 ($U.S. 3.45 premium)
July to September 2005	Crude oil	Collar	1,000 bbls	$U.S. 41.00 to $U.S. 51.30
January to March 2005	Natural gas	Sold call	5,000 GJ	$Cdn. 11.80
January to March 2005	Natural gas	Collar	5,000 GJ	$Cdn. 7.00 to $Cdn. 11.35
April to October 2005	Natural gas	Collar	5,000 mmbtu	$U.S. 6.50 to $U.S. 6.90
April to October 2005	Natural gas	Collar	10,000 GJ	$Cdn. 6.25 to $Cdn. 7.20

Electricity price risk

The Trust's electricity cost management activities had an unrealized gain of $0.03 million at year end. APF had assumed a fixed price electricity contract through the acquisition of Great Northern. At December 31, 2004, the Trust had a 2MW (7x24) contract with a fixed price of $46.40/MWh for calendar 2005.

Foreign currency risk

The Trust's foreign currency risk management activities had an unrealized gain of $1.10 million at year end. Foreign currency risk is the risk that a variation in the U.S./Cdn. exchange rate will negatively impact the Trust's operating and financial results. At December 31, 2004, the Trust had entered into contracts to sell U.S. dollars at a fixed rate in exchange for Canadian dollars as follows:

Term	Type of Contract	Amount ($U.S. 000)	Exchange rate ($U.S. / $Cdn.)
January to April 2005	Forward	5,000	1.3550
January to April 2005	Forward	5,000	1.3680
January to December 2005	Collar	5,000	1.2300 to 1.2700
January to December 2005	Collar	10,000	1.2000 to 1.2600

The costless collar arrangements have counterparty call options on December 30, 2005 whereby the Trust's counterparty can extend the $5.00 million contract term for calendar 2006 at 1.3100 and the $10.00 million contract term for calendar 2006 at 1.2700.

Interest rate risk

The Trust's interest rate risk management activities had an unrealized loss of $0.67 million at year end. The Trust had entered into various derivative instruments to manage its interest rate exposure on debt instruments. At December 31, 2004 the Trust had fixed the interest rate on a portion of its debt as follows:

Term	Amount ($000)	Interest rate
January 2005 to November 2005	20,000	3.58% plus stamping fee
January 2005 to May 2006	20,000	3.60% plus stamping fee
January 2005 to March 2007	20,000	3.58% plus stamping fee
January 2005 to September 2007	20,000	3.65% plus stamping fee

Fair value of financial assets and liabilities

The fair values of financial instruments presented on the consolidated balance sheet, other than long-term borrowings, ap proximate their carrying amount due to the short-term nature of those instruments. The estimated fair values of long-ter borrowings approximated its fair value due to the floating rate of interest charged under the facilities.

NOTE 8. LONG-TERM DEBT

At December 31, 2004, APF had a revolving credit and term facility for $200 million (2003 – $150 million) with a syndicate of Canadian financial institutions. The facility may be drawn down or repaid at any time but there are no scheduled repayment terms. The credit facility bears interest based on a sliding scale tied to APF's debt-to-cash flow ratio: from a minimum of the bank's prime rate to a maximum of the bank's prime rate plus 1.625 percent (2003 – 0.125 to 1.625 percent) or where available, at Banker's acceptances rates plus a stamping fee of 1.00 to 2.25 percent (2003 – 1.125 to 2.00 percent). The facility contains an option to extend the revolving period for an additional 364 days at the option of the lenders upon notice from the Trust no earlier than 180 days and no less than 90 days prior to the end of the initial revolving period, being October 31, 2005. If not extended, the outstanding principal converts to a one-year non-revolving reducing loan for a term of one year. From the date of conversion to a one-year term facility, APF will pay one-sixth of the outstanding principal after 180 days and one-twelfth of the outstanding principal every 90 days thereafter.

The debt is collateralized by a $300 million demand debenture containing a first fixed charge on all crude oil and natural gas assets of APF as required by the lenders and a floating charge on all other property together with a general assignment of book debts. At December 31, 2004, the interest rate was bank prime of 4.25 percent plus 0.125 percent (2003 – 4.5 percent plus 0.125 percent).

NOTE 9. INCOME TAXES

The Trust applies substantively enacted income tax rates to derive its future income tax liability and the related provision (recovery) during the year. The Trust recorded a future income tax recovery of $27.02 million during the year (2003 – $14.21 million). The acquisition of Great Northern increased the future tax liability by $49.08 million resulting from temporary differences between tax bases and the fair value assigned to assets and liabilities acquired.

Federal corporate income tax rate reductions received Royal Accent during 2003. The applicable tax rate on resource income will ultimately be reduced from 28 per cent to 21 per cent over a five-year period, provide for the deduction of crown royalties and eliminate the deduction for resource allowance. The tax provision differs from the amount computed by applying the combined Canadian federal and provincial income tax statutory rates to income before future income tax recovery as follows:

($000)	2004	2003
Income before income taxes	22,620	26,401
Statutory tax rate	40.32%	42.75%
Expected tax provision (recovery)	9,120	11,286
Adjustments:		
Net income of the Trust	(26,191)	(19,886)
Resource allowance	(1,625)	(2,250)
Non-deductible crown charges	2,056	669
Capital tax	972	1,163
Rate reduction	(2,088)	(3,717)
Revision to tax pool estimates	(8,972)	–
Other	(288)	(1,472)
Recovery of future income taxes	(27,016)	(14,207)
Future tax liability comprised of:		
Accounting basis for capital assets in excess of tax basis	102,663	80,269
Asset retirement obligations	(11,197)	(7,775)
Derivative contracts	(59)	–
Future tax losses likely to be utilized	(4,696)	(8,503)
	86,711	63,991

The petroleum and natural gas properties and facilities owned by Energy and LP have an approximate tax bases of $185.00 million (2003 – $70.00 million) available for future use as deductions from taxable income. Included in the tax bases are non-capital loss carry forwards of $6.60 million (2003 – $22.30) which expire during years 2005 through 2010. No current income taxes were paid or payable in 2004 or 2003.

Taxable income of the Trust is comprised of income from royalties, adjusted for crown royalties and resource allowance, less deductions for Canadian oil and natural gas property expense (COGPE), which is claimed at a rate of 10 percent on a declining balance basis and issue costs which are claimed at 20 percent per year on a straight-line basis. Any losses that occur in the Trust must be retained in the Trust and may be carried forward and deducted from taxable income for a period of seven years. The tax bases held within the Trust at December 31, 2004 was $214.00 million (2003 – $122.30 million).

NOTE 10. CONVERTIBLE DEBENTURES

On July 3, 2003, APF issued $50.0 million of 9.40 percent unsecured subordinated convertible debentures ("convertible debentures") for proceeds of $50.0 million ($47.7 million net of issue costs). Interest is paid semi-annually on January 31 and July 31 and the instruments mature on July 31, 2008.

The debentures are convertible at the holder's option into fully paid and non-assessable Trust units at any time prior to July 31, 2008, at a conversion price of $11.25 per Trust unit. The holder will receive accrued and unpaid interest up to and including the conversion date. The debentures are not redeemable by the Trust before July 31, 2006, except under certain circumstances. The convertible debentures become redeemable at $1,050 per convertible debenture, in whole or in part, after July 31, 2006 and redeemable at $1,025 after July 31, 2007 and before maturity.

The convertible debentures are a debt security with an embedded conversion option and the following summarizes the accounting for the principal amount of the convertible debentures since their issuance:

($000)	Liability component	Equity component	Total
Issued on July 3, 2003	48,817	1,183	50,000
Accretion of liability during 2003	89	–	89
Conversions into Trust units during 2003	(1,187)	(29)	(1,216)
Carrying value at December 31, 2003	47,719	1,154	48,873
Accretion of liability during 2004	193	–	193
Conversions into Trust units during 2004	(215)	(5)	(220)
Carrying value at December 31, 2004	47,697	1,149	48,846

NOTE 11. ASSET RETIREMENT OBLIGATIONS

The following table presents the reconciliation of the beginning and ending aggregate asset retirement obligation associated with the retirement of oil and gas properties:

($000)	2004	2003
Asset retirement obligation, beginning of year	21,803	12,961
Liabilities acquired	7,866	4,673
Liabilities incurred	834	3,249
Liabilities settled	(1,083)	(374)
Accretion expense	1,573	1,294
Asset retirement obligation, end of year	30,993	21,803

The total undiscounted amount of estimated cash flows required to settle the obligation is $108.29 million (2003 – $70.72 million), which has been discounted using a credit-adjusted risk free rate of eight percent and an inflation factor of one and one-half percent. Most of these obligations are not expected to be paid for several years, or decades, in the future and will be funded from general company resources and the fund reserved for site reclamation and abandonment. The abandonment fund is currently funded at $0.53 million per quarter through cash flow from operations.

NOTE 12. UNITHOLDERS' INVESTMENT ACCOUNT

The per unit calculations for the year ended December 31, 2004 was based on weighted average Trust units outstanding of 48.49 million (2003 – 30.97 million). In computing net income per unit – diluted, 0.33 million units (2003 – 0.33 million) were added to the weighted average number of units outstanding for the year, reflecting the dilutive effect of employee options and rights. An additional 4.32 million Trust units (2003 – 2.18 million) were added to the weighted average number of units outstanding for the year relating to the assumed conversion of debentures. Interest on debentures assumed to be converted into Trust units totalled $5.26 million (2003 – $2.67 million) and was added back to net income for per unit – diluted calculations.

	December 31, 2004		December 31, 2003	
Trust units	Units (000)	($000)	Units (000)	($000)
Balance – beginning of period	34,074	324,318	22,942	214,405
Corporate acquisitions (note 5)	12,885	156,943	5,333	53,143
Issued for cash	7,877	90,451	5,352	55,670
Cost of units issued	–	(5,270)	–	(3,467)
Regular DRIP	516	5,764	24	273
Premium DRIP	3,031	33,895	117	1,329
Issued on conversion of debentures	19	220	108	1,216
Issued on exercise of options/rights	442	3,799	199	1,749
Allocated from contributed surplus	–	74	–	–
Balance – end of period	58,845	610,194	34,074	324,318

Unitholders' rights plan

In 2003, the Trust created a Unitholders' Rights Plan and authorized the issuance of one right in respect of each Trust unit outstanding. Each right would entitle a unitholder under certain circumstances to acquire upon payment of an exercise price of $50.00, the number of Trust units having an aggregate market price equal to twice the exercise price of the rights.

Units issued for cash

The Trust issued Trust units on two separate occasions: 4.77 million Trust units at $11.60 per unit for gross proceeds of $55.27 million on February 4, 2004; and 3.10 million Trust units at $11.30 per unit for gross proceeds of $35.03 million on September 8, 2004.

Distribution reinvestment program

Commencing December 2003, the Trust initiated a distribution reinvestment plan ("DRIP"). The DRIP permits eligible unitholders to direct their distributions to the purchase of additional units at 95 percent of the average market price as defined in the plan ("Regular DRIP"). The premium distribution component permits eligible unitholders to elect to receive 102 percent of the cash the unitholder would otherwise have received on the distribution date ("Premium DRIP"). Participation in the Regular DRIP and Premium DRIP is subject to proration by the Trust. Unitholders who participate in either the Regular DRIP or the Premium DRIP are also eligible to participate in the optional unit purchase plan as defined in the DRIP.

NOTE 13 UNIT-BASED COMPENSATION PLANS

APF has established a Trust Units Options Plan (the "Plan") and a Trust Unit Incentive Rights Plan (the "Rights Plan") for employees and independent directors. Pursuant to the Plan arrangement, employees, directors and long-term consultants may be granted options to purchase Trust units. The exercise price for each option granted was not less than the market price of the Trust's units on the grant date and the contractual term of each option is not to exceed five years. Options granted before February 1, 1998 vested immediately; options granted after January 28, 1998 vested in one-third increments on the first, second and third anniversaries of their grant date. The Plan was replaced in 2001 with the Rights Plan. No additional options have been granted under the Plan since 2001. A summary of the change in the Plan during 2004 and 2003 is as follows:

	December 31, 2004		December 31, 2003	
	Options (000)	Weighted average price ($)	Options (000)	Weighted average price ($)
Trust unit options				
Balance – beginning of period	126	9.59	244	9.13
Granted	–	–	–	–
Exercised	(46)	9.45	(107)	8.55
Cancelled	–	–	(11)	9.42
Balance – end of period	80	9.68	126	9.59
Exercisable – end of period	80	9.68	60	9.48

The following table summarizes Plan related information at December 31, 2004:

	December 31, 2004				
	Weighted average remaining contractual life (years)	Options outstanding (000)	Weighted average exercise price ($)	Options exercisable (000)	Weighted average exercise price ($)
Range					
7.00 to 7.99	0.18	1	7.15	1	7.15
8.00 to 8.99	0.68	–	8.85	–	8.85
9.00 to 9.99	1.16	79	9.70	79	9.70
	1.16	80	9.68	80	9.68

Under the Rights Plan, employees, directors and long-term consultants may be granted rights to purchase Trust units. The exercise price for each right granted is not to be less than the market price of the Trust's units on the grant date and the contractual term of each right is not to exceed ten years. The exercise price of the rights is adjusted downwards from time to time by the amount, if any, that distributions to unitholders in any calendar quarter exceeds a percentage of the Trust's net book value of property, plant, and equipment, as determined by the Trust.

A summary of the change in the Rights Plan during 2004 and 2003 is as follows:

	December 31, 2004		December 31, 2003	
Trust unit rights	Rights (000)	Weighted average price ($)	Rights (000)	Weighted average price ($)
Balance – beginning of period	1,824	9.09	429	9.37
Granted	952	11.91	1,538	9.78
Exercised	(395)	8.49	(92)	9.05
Cancelled	(510)	9.43	(51)	9.67
Balance – before price reduction	1,871	10.56	1,824	9.72
Reduction of exercise price	–	(0.72)	–	(0.63)
Balance – end of period	1,871	9.84	1,824	9.09
Exercisable – end of period	241	8.50	47	8.58

The following table summarizes Rights Plan related information at December 31, 2004:

	December 31, 2004				
Range	Weighted average remaining contractual life (years)	Rights outstanding (000)	Weighted average exercise price ($)	Rights exercisable (000)	Weighted average exercise price ($)
7.00 to 7.99	7.17	140	7.68	52	7.68
8.00 to 8.99	8.26	808	8.38	156	8.38
9.00 to 9.99	8.45	17	9.43	5	9.49
10.00 to 10.99	8.75	83	10.59	28	10.59
11.00 to 11.99	9.39	823	11.56	–	–
	8.70	1,871	9.84	241	8.50

In conformity with CICA Handbook Section 3870, "Stock-based Compensation and Other Stock-based Payments" discussed in note 2, no compensation cost has been recognized for unit-based compensation granted prior to January 1, 2003. In accordance with the transitional provisions, the Trust has disclosed pro forma results as if the new standard had been adopted retroactively. At December 31, 2004, proforma net income and earnings per share would not have been materially different from those disclosed in the consolidated statement of operations and accumulated earnings.

The fair value of rights granted after December 31, 2002 was estimated using a Black-Scholes option-pricing model incorporating the following assumptions: risk-free interest rates ranging from 3.01 to 4.62 percent; volatility ranging from 16.14 and 22.63 percent; expected rights term of five years; and dividend yield rates ranging from 11.10 to 13.87 percent, representing the difference between the anticipated distribution and price reduction yields. The initial fair value ascribed to rights granted under the Rights Plan is not subsequently revised for changes in any of the underlying assumptions and is recorded as compensation expense evenly over the contractual vesting period. Compensation expense is adjusted prospectively for rights cancelled under the Rights Plan during the period.

The Trust recorded a recovery of compensation expense of $0.88 million during 2004 (2003 – expense of $1.24 million) related to vested rights issued under the Rights Plan with a corresponding increase to contributed surplus. When rights are exercised by employees and directors of the Trust, the consideration paid is recorded to the unitholders' investment account along with related non-cash compensation expense previously recognized in contributed surplus.

NOTE 14. SUPPLEMENTAL CASH FLOW INFORMATION

Twelve months ended December 31 ($000)	2004	2003
Cash payments related to certain items		
Interest	957	4,070
Interest on debentures	4,947	30
Interest rate swap settlement	901	–
Capital and other taxes	3,507	3,389

NOTE 15. NET CHANGE IN NON-CASH WORKING CAPITAL ITEMS

Twelve months ended December 31 ($000)	2004	2003
Change in working capital items		
Accounts receivable	(551)	1,016
Other current assets	(1,415)	(397)
Accounts payable and accrued liabilities	(8,893)	5,204
Derivatives liabilities	386	–
	(10,473)	5,823

NOTE 16. CONTRACTUAL OBLIGATIONS AND COMMITMENTS

APF is involved in certain legal actions that occurred in the normal course of business. APF is required to determine whether a contingent loss is probable and whether that loss can be reasonably estimated. When the loss has satisfied both criteria, it is charged to income. Management is of the opinion that losses, if any, arising from such legal actions would not have a material effect on these financial statements.

The Trust leases its office premises through an arrangement deemed to be an operating lease for accounting purposes. As such, the Trust is not required to record its lease obligation as a liability nor does it record its leased premises as an asset. The estimated operating lease commitments for the Trust's leased office premises for the next five years are as follows:

($000)	
2005	1,398
2006	1,213
2007	1,252
2008	1,083
2009	934
Thereafter	934

DIRECTORS and OFFICERS

Donald Engle
Independent Director and Chairman of the Board
Board Committees: Audit and Reserves, Compensation
Mr. Engle is a professional Landman (P. Land; CPL) with more than 36 years of involvement in the Canadian petroleum industry. He is President and has been a director of Welton Energy Corporation since August, 2003. He has been President of Sapphire Resources Ltd., a private consulting company since 1985. He has been a founding shareholder of a number of oil and gas companies including Grey Wolf Exploration Inc. which was listed on the TSX, where he served as President and director from 1996 to mid 2000.

William Dickson
Independent Director
Board Committees: Audit and Reserves
Mr. Dickson brings to APF Energy Trust more than 40 years' of technical, management and public company experience in the oil and gas industry. He is active as principal of Arlyn Enterprises Ltd., a private lubricants company, and serves on the Boards of APF Energy Trust, Murias Energy Corporation and IMS Petroleum Ltd. Previously, he has held senior executive or operating positions with Myriad Energy Corporation, 3D Reclamation Inc., Stampeder Exploration Ltd. and Ultramar Oil and Gas Ltd.

Daniel Mercier
Independent Director
Board Committees: Audit and Reserves, Compensation
Mr. Mercier is a professional engineer with a wealth of experience in the operation, management and capitalization of oil and gas companies. He is currently President of Asia Energy Ltd., a private Canadian company with oil and gas interests in Russia. From September, 1998 to February, 2004, he was Vice President, Operations for SOCO International plc ("SOCO"), a publicly traded UK oil and gas company. Prior thereto he was Chairman, and Chief Executive Officer of Territorial Resources, Inc., a publicly traded Colorado company engaged in international oil and natural gas exploration, which merged with SOCO on September 8, 1998. Prior to December, 1995, Mr. Mercier was President and Chief Executive Officer of Canadian Conquest Exploration, Inc., a TSX listed Canadian oil and gas company. He has been a Director of APF Energy Trust since 1996.

Robert MacDonald
Independent Director
Board Committees: Audit and Reserves, Compensation
Mr. MacDonald is an independent businessman. He has 27 years energy banking experience specializing in oil & gas financing as a senior officer of several Canadian chartered banks, with 18 years in Alberta and nine in the U.S. His experience includes debt and project financing ranging from strategic alternatives for senior, bridge and mezzanine debt structuring through portfolio management, loan workouts to credit risk management. Mr. MacDonald was Director, Oil & Gas, Commercial Banking from 1998 to 2003 with CIBC World Markets. In 1998, he was Managing Director, Koch Producer Services the merchant banking arm of a U.S. based energy company. From 1993 to 1998, he was Vice President, Oil & Gas Group with CIBC. Prior to that, Mr. MacDonald held various senior management positions within the financial services industry in the U.S. and Canada. Mr. MacDonald is a member of the Fellow of the Institute of Canadian Bankers where he graduated with honours and has a Bachelor of Business Administration, graduating with distinction. Since 2003, he has been a Director/Trustee of Newalta Income Fund and is a director-elect of another energy trust.

John Howard
Independent Director
Board Committees: Audit and Reserves
Mr. Howard is a professional engineer graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta. Mr. Howard has had a distinguished 35-year career in the oil and gas industry, and held senior leadership roles with Aberford Resources (President & C.E.O., 1981-87), Novalta Resources and its successor, Seagull Energy Canada (President & C.E.O., 1987-97) and Sunoma Energy (President & C.E.O., 1999-2000) / Barrington Petroleum (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Producers Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Chariot Energy Inc., Eastshore Energy Ltd., Trifecta Resources Inc., Bear Ridge Resources Ltd., Ketch Resources Ltd. (Trust) and Westrock Energy Ltd.

Martin Hislop
Chief Executive Officer, Director
Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to founding the predecessor of APF Energy in September 1994, Mr. Hislop was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company which was created as a result of the merger of 10 limited partnerships, for whom Mr. Hislop raised in excess of $125 million in equity between 1986 and 1992. During 1984 and 1985, he provided corporate finance consulting services to a Montreal-based investment dealer. Prior to that, Mr. Hislop was Vice President, Finance for Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Under Mr. Hislop's stewardship, APF Energy Trust has generated an average annual rate of return of 22%, placing the Trust among industry leaders.

Steven Cloutier

President and Chief Operating Officer, Director

Steven Cloutier was appointed President and Chief Operating Officer of APF Energy in 2002. From 1996 to 1998, he was Vice President, Corporate Development of APF. In 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF, Mr. Cloutier has been directly involved in oil and gas transactions worth more than $690 million.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, moving to Toronto where he practised corporate law and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Ltd. in 2003 to form Bear Creek Energy Ltd.

Alan MacDonald

Vice President, Finance and Chief Financial Officer

Mr. MacDonald is a chartered accountant with more than 24 years' experience in public practice and the oil and gas industry. From 1987 to 1999, Mr. MacDonald was Vice President, Finance of Starvest Capital Inc. which, among its other mandates, managed Starcor Energy Royalty Fund and Orion Energy Trust, two publicly-traded oil and gas royalty trusts. Most recently, he was Vice President, Finance of Due West Resources Inc., a private oil and gas company. Mr. MacDonald joined APF Energy in August 2001 and leads the team that is responsible for all financial, treasury and administrative functions for APF Energy Trust.

Dan Allan

Vice President, Exploration and Production

Mr. Allan is a professional geologist registered in both Alberta and the state of Wyoming, with more than 30 years of experience in the oil and gas industry. Following graduation with an honours degree in geology from McGill University in 1975, Mr. Allan began his career with Texaco Exploration, where he spent six years in Western Canada. In 1981 he moved to Dome Petroleum in Denver, Colorado and spent the next 14 years in the US. In 1994 he commenced employment with MAXX Petroleum as Exploration Manager and subsequently founded CanScot Resources Ltd. in 1997 as President and CEO. CanScot was acquired by APF in September of 2003. In recent years, Mr. Allan has become involved in coalbed methane ("CBM") exploration and development in both Canada and the US. In his position, Mr. Allan is responsible for overseeing the CBM division at APF Energy Trust.

Wayne Geddes

Vice President, Land

Mr. Geddes is a professional Landman and has over 23 years' experience in the oil and gas sector. Prior to joining APF Mr. Geddes was Vice President, Land & Business Development at Calver Resources Inc., a private Calgary-based unconventional gas company. From 1993 to 2002, Mr. Geddes was with Anadarko Canada Corporation and its predecessor entities (Union Pacific Resources Inc. and Norcen Energy Resources Limited), where he assumed roles of increasing responsibility, culminating in his appointment as Land Negotiations Manager. Mr. Geddes is a graduate of the University of Calgary and an active member of the Canadian Association of Petroleum Landmen, the American Association of Petroleum Landmen and has been active in CAPP on various committees.

FIVE YEAR REVIEW

(unaudited)	2004	2003	2002	2001	2000
		Restated			
FINANCIAL					
($000, except per unit amounts)					
Cash flow from operations [1]	107,126	81,019	43,789	33,995	23,706
Per unit – basic	$2.21	$2.62	$2.14	$2.70	$3.44
Distributions declared	96,930	68,713	37,766	37,311	13,899
Per unit	$2.00	$2.20	$1.810	$2.980	$1.995
Payout ratio	90%	85%	86%	110%	59%
Bank debt	169,000	98,000	88,000	59,250	25,736
Market					
High	$12.63	$12.67	$11.19	$13.40	$10.40
Low	$10.32	$9.30	$9.00	$8.75	$7.00
Close	$11.72	$12.54	$9.79	$9.85	$9.75
Average daily volume	305,706	163,000	68,700	46,500	6,900
Units outstanding (000)					
End of period	58,845	34,074	22,942	15,584	7,139
Weighted average – basic	48,486	30,970	20,470	12,578	6,888
OPERATIONS					
Daily production (average)					
Crude oil (bbl)	6,969	6,472	5,307	3,167	1,152
NGLs (bbls)	758	358	144	100	254
Natural gas (mcf)	49,712	33,799	18,488	15,391	13,449
Total (boe)	16,012	12,463	8,532	5,832	3,648
Average commodity sales prices ($Cdn.)					
Total crude oil (per bbl)	$44.63	$ 36.07	$35.82	$32.20	$42.67
NGLs (per bbl)	$6.79	$6.64	$ 3.78	$5.25	$4.89
Natural gas (per mcf)	$40.09	$31.83	$25.15	$30.97	$35.96
Average (per boe) [3]	$42.40	$37.66	$30.89	$31.87	$34.01
Operating netbacks per boe (before derivatives)	$25.42	$23.40	$18.53	$19.44	$21.61
Proved plus probable reserves [2]					
Crude oil & NGLs (mbbl)	30,498	23,789	20,608	13,545	5,648
Natural gas (mmcf)	169,412	99,197	68,290	50,984	46,364
Total (mboe) [3]	58,733	40,322	31,989	22,042	13,375
Reserve life index (years)	8.9	8.9	10.3	10.4	10.0

[1] Management uses cash flow (before changes in non-cash working capital) to analyze operating performance and leverage. Cash flow as presented does not have any standardized meaning prescribed by Canadian GAAP and therefore it may not be comparable with the calculation of similar measures for other entities. Cash flow as presented is not intended to represent operating cash flow or operating profits for the period nor should it be viewed as an alternative to cash flow from operating activities, net earnings or other measures of financial performance calculated in accordance with Canadian GAAP. All references to cash flow throughout this report are based on cash flow before changes in non-cash working capital.

[2] 2000 to 2002 reserve numbers are based on established (proved plus 50 percent probable) company interest reserves prior to royalties and 2003 to 2004 reserves are based on total proved plus probable company interest reserves prior to royalties as defined in National Instrument 51-101 ("NI-51-101").

[3] BOE's may be misleading, particularly if used in isolation. In accordance with NI 51-101, a BOE conversion ratio for natural gas of 6 Mcf: 1 bbl has been used which is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead.

Exemption Order
82-5166


SEC MAIL PROCESSING SECTION
RECEIVED
APR 21 2005
WASH., D.C.
209

NOTICE

TO: Securities Commissions in all Provinces of Canada

APF Energy Trust advises that it has filed its renewal AIF prepared in accordance with National Instrument 51-102 at SEDAR Project No. 755386 under "Annual Information Form (NI 51-102 F2)", for the purposes of qualification to file a prospectus in the form of a short form prospectus under National Instrument 44-101.

APF Energy Trust

Exemption Order
82-5166


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C. 209 SECTION

APF ENERGY TRUST

NOTICE OF ANNUAL GENERAL MEETING OF UNITHOLDERS

TO: THE HOLDERS OF TRUST UNITS OF APF ENERGY TRUST

TAKE NOTICE that an Annual General Meeting (the "Meeting") of the holders ("Unitholders") of trust units ("Trust Units") of APF Energy Trust (the "Trust") will be held at the Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Avenue S.W. Calgary, Alberta on Wednesday, the 4th day of May, 2005, at 3:00 p.m. (Calgary time) for the following purposes:

Annual Meeting

1. to receive and consider the consolidated financial statements of the Trust for the year ended December 31, 2004 and the auditors' report thereon;
2. to select directors of APF Energy Inc. ("Energy");
3. to appoint auditors of the Trust and to authorize the directors of Energy to fix the remuneration of the auditors;
4. to consider and, if thought fit, approve a resolution re-appointing Computershare Trust Company of Canada as the trustee of the Trust;
5. to transact such other business as may properly be brought before the Meeting or any adjournment thereof.

The specific details of the matters proposed to be put before the Meeting are set forth in the Information Circular - Proxy Statement accompanying and forming part of this Notice.

Computershare Trust Company of Canada, the Trustee of the Trust, has fixed the record date for the Meeting at the close of business on March 30, 2005 (the "Record Date"). At the Meeting, Unitholders of record included in the list of Unitholders prepared as at the Record Date will be entitled to vote those Trust Units. No Unitholder who became a Unitholder after the Record Date will be entitled to vote at the Meeting.

Unitholders who are unable to attend the Meeting in person are requested to date and sign the enclosed Instrument of Proxy and to mail it to Computershare Trust Company of Canada Attention: Proxy Department, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1. In order to be valid and acted upon at the Meeting, forms of proxy must be returned to the aforesaid address not less than 24 hours before the time set for the holding of the Meeting or any adjournment thereof.

DATED at Calgary, Alberta, this 11th day of March, 2005.

BY ORDER OF COMPUTERSHARE TRUST COMPANY OF CANADA
By APF ENERGY INC.

(Signed) "Martin Hislop"
Chief Executive Officer

Exemption Order
82-5166


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH, D.C.
209
SECTION

APF ENERGY TRUST

Information Circular - Proxy Statement

for the Annual General Meeting of Unitholders
to be held on Wednesday, May 4, 2005

SOLICITATION OF PROXIES

This Information Circular - Proxy Statement is furnished in connection with the solicitation of proxies by management of APF Energy Inc. ("APF"), on behalf of APF Energy Trust (the "Trust") for use at the Annual General Meeting (the "Meeting") of the holders (the "Unitholders") of trust units ("Trust Units") of the Trust to be held on the 4th day of May, 2005, at 3:00 p.m. (Calgary time) at the Sun Life Plaza Conference Centre, Mezzanine Level, 140 – 4th Avenue SW, Calgary, Alberta, and at any adjournment thereof, for the purposes set forth in the Notice of Annual General Meeting. Instruments of Proxy must be received by Computershare Trust Company of Canada (the "Trustee") Attention: Proxy Department, at 9th Floor, 100 University Avenue, Toronto, Ontario, M5J 2Y1, not less than 24 hours before the time for the holding of the Meeting or any adjournment thereof. The Trustee has fixed the record date for the Meeting at the close of business on March 30, 2005 (the "Record Date"). Only Unitholders of record at the Record Date are entitled to receive notice of the Meeting. Unitholders of record will be entitled to vote those Trust Units owned by them and included in the list of Unitholders entitled to vote at the Meeting prepared as of the Record Date even though the Unitholder has since disposed of his or her Trust Units. No Unitholder who became a Unitholder after the Record Date shall be entitled to vote at the Meeting.

The instrument appointing a proxy shall be in writing and shall be executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized.

The persons named in the enclosed form of proxy are Directors of APF. Each Unitholder has the right to appoint a proxyholder other than the persons designated in the form of proxy, who need not be a Unitholder, to attend and to act for him and on his behalf at the Meeting. To exercise such right, the names of the nominees of management should be crossed out and the name of the Unitholder's appointee should be legibly printed in the blank space provided.

REVOCABILITY OF PROXY

A Unitholder who has submitted a proxy may revoke it at any time prior to the exercise thereof. If a person who has given a proxy attends personally at the Meeting at which such proxy is to be voted, such person may revoke the proxy and vote in person. In addition to revocation in any other manner permitted by law, a proxy may be revoked by instrument in writing executed by the Unitholder or his attorney authorized in writing or, if the Unitholder is a corporation, under its corporate seal or by an officer or attorney thereof duly authorized and deposited either at the office of the Trustee at the address set out above or at the head office of APF at any time up to and including the last business day preceding the day of the Meeting, or any adjournment thereof, at which the proxy is to be used, or with the Chairman of the Meeting on the day of the Meeting, or any adjournment thereof, and upon either of such deposits, the proxy is revoked.

PERSONS MAKING THE SOLICITATION

The solicitation is made on behalf of the Trust. The costs incurred in the preparation and mailing of the Instrument of Proxy, Notice of Annual General Meeting and this Information Circular - Proxy Statement will be borne by the Trust. In addition to solicitation by mail, proxies may be solicited by personal interviews, telephone or other means of communication and by Directors, Officers and employees of APF, who will not be specifically remunerated therefor.

EXERCISE OF DISCRETION BY PROXY

The Trust Units represented by proxy in favour of management nominees shall be voted on any ballot at the Meeting and, where the Unitholder specifies a choice with respect to any matter to be acted upon, the Trust Units shall be voted on any ballot in accordance with the specification so made.

In the absence of such specification, the Trust Units will be voted in favour of the matters to be acted upon. The persons appointed under the Instrument of Proxy furnished by the Trust are conferred with discretionary authority with respect to amendments or variations of those matters specified in the Instrument of Proxy and Notice of Annual General Meeting. At the time of printing this Information Circular - Proxy Statement, neither APF nor the Trustee knows of any such amendment, variation or other matter.

VOTING TRUST UNITS AND PRINCIPAL HOLDERS THEREOF

The Trust is authorized to issue 500,000,000 Trust Units and Special Voting Units. As of the date hereof, 59,572,567 Trust Units and no Special Voting Units are issued and outstanding. At the Meeting, upon a show of hands, every Unitholder present in person or represented by proxy and entitled to vote shall have one vote. On a poll or ballot, every Unitholder present in person or by proxy has one vote for each Trust Unit, in respect of which he is the registered holder. All votes on special resolutions shall be by a poll and no demand for a poll shall be necessary.

When any Trust Unit is held jointly by several persons, any one of them may vote at the Meeting in person or by proxy in respect of the Trust Unit, but if more than one of them shall be present at such meeting in person or by proxy, and such joint owners of the proxy so present disagree as to any vote to be cast, the joint owner present or represented whose name appears first in the register of Unitholders maintained by the Trustee shall be entitled to cast such vote.

To the best of the knowledge of the Trustee and the Directors and senior Officers of APF, there is no person or corporation which beneficially owns, directly or indirectly, or exercises control or direction over Trust Units carrying more than 10% of the voting rights attached to the issued and outstanding Trust Units of the Trust which may be voted at the Meeting.

The number of Trust Units of the Trust that are owned, directly or indirectly, by all Directors and executive Officers of APF and their associates as group, at the date hereof is 689,274 (1.16% of the outstanding Trust Units). In addition, the Directors, Officers and employees of APF hold options and rights entitling them as a group to acquire an additional 654,392 Trust Units of the Trust.

VOTING OF TRUST UNITS - ADVICE TO BENEFICIAL HOLDERS

Only registered holders of Trust Units or the persons they validly appoint as their proxies are permitted to vote at the Meeting. However, in many cases, Trust Units beneficially owned by a person (a "Beneficial Owner") are registered either (i) in the name of an intermediary (an "Intermediary") (including banks, trust companies, securities dealers or brokers and trustees or administrators of self-administered RRSPs, RRIFS, RESPs and similar plans) that the Beneficial Owner deals with in respect of the Trust Units, or (ii) in the name of a clearing agency (such as the Canadian Depository for Securities Limited) of which the Intermediary is a participant.

There are two kinds of Beneficial Owners - those who object to their name being made known to the issuers of securities which they own (called OBOs for Objecting Beneficial Owners) and those who do not object to the issuers of the securities they own knowing who they are (called NOBOs for Non-Objecting Beneficial Owners). Up until September 2002, issuers (including the Directors and Officers of APF) had no knowledge of the identity of any of their beneficial owners, including NOBOs. Subject to the provision of National Instrument 54-101,

Communication with Beneficial Owners of Securities of Reporting Issuers, however, after September 1, 2002 issuers could request and obtain a list of their NOBOs from Intermediaries via their Transfer Agents. Prior to September 1, 2004 issuers could obtain this NOBO list and use it for specific purposes connected with the affairs of the issuer except for the distribution of proxy-related materials directly to NOBOs. This was stage one of the implementation of the Instrument. Effective for securityholder meetings taking place on or after September 1, 2004 issuers can obtain and use this NOBO list for distribution of proxy-related materials directly to NOBOs. This is stage two of the implementation of the Instrument.

This year, the Trust has decided to take advantage of those provisions of National Instrument 54-101 that permit it to directly deliver proxy-related materials to its NOBOs. As a result NOBOs can expect to receive a scannable Voting Instruction Form (VIF) from our Transfer Agent, Computershare Trust Company of Canada (or Computershare Investor Services Inc. as the case might be) ("Computershare"). These VIFs are to be completed and returned to Computershare in the envelope provided or by facsimile. In addition, Computershare provides both telephone voting and internet voting as described on the VIF itself which contains complete instructions. Computershare will tabulate the results of the VIFs received from NOBOs and will provide appropriate instructions at the Meeting with respect to the Trust Units represented by the VIFs they receive.

Beneficial Owners who are OBOs will continue to receive a form of proxy or voting registration form from an Intermediary, delivered by ADP Investor Communications ("ADP"). By following the instructions on the form, the Beneficial Owner is able to direct the voting of the Trust Units he or she beneficially owns.

If you are a Beneficial Owner who is a NOBO and receives a form of proxy or VIF and you wish to vote at the Meeting in person, you should insert your name as the Appointee on the VIF. If you are a Beneficiary Owner and receive a form of proxy or voting registration form from ADP and you wish to vote at the Meeting in person, you should strike out the person's name in the proxy and insert your own name in the blank space provided.

QUORUM FOR MEETING

At the Meeting, a quorum shall consist of two or more persons either present in person or represented by proxy and representing in the aggregate not less than 10% of the outstanding Trust Units. Generally, if a quorum is not present at a meeting within one half an hour after the time fixed for the holding of the meeting, it shall stand adjourned to such day being not less than fourteen (14) days later and to such place and time as may be determined by the Chairman of the meeting. At such meeting, the Unitholders present either personally or by proxy shall form a quorum. In the case of the Meeting, at which a special resolution is under consideration, such adjournments are required to be for not less than 21 days nor more than 60 days and notice is to be given at least 10 days prior to the date of the adjourned meeting.

MATTERS TO BE ACTED UPON AT MEETING

1. Re-Appointment of Trustee

The Trust Indenture by which the Trust was formed provides that the Unitholders shall, at each annual meeting, re-appoint or appoint a successor to the Trustee. Accordingly, Unitholders will consider an ordinary resolution to appoint Computershare Trust Company of Canada ("Computershare") as trustee of the Trust. Computershare, or its predecessor, The Trust Company of Bank of Montreal, has been trustee of the Trust since formation on October 10, 1996.

The Board of Directors recommends that Unitholders approve the Trustee Re-Appointment Resolution.

The form of Trustee Re-Appointment Resolution is set forth in Schedule "A".

2. Election of Directors of APF

The Trust Indenture provides that the members of the Board of Directors of APF are to be selected by a vote of Unitholders at a meeting of Unitholders held in accordance with the Trust Indenture and that following such meeting the Trustee shall elect the individuals so selected by the Unitholders to the Board of Directors of APF.

Five (5) nominees have been nominated as Directors of APF to hold office until the next annual general meeting, or until their successors are duly elected or appointed or until a Director vacates his office.

The names and municipalities of residence of the five persons nominated for selection as Directors of APF by Unitholders, the number of Trust Units of the Trust beneficially owned, directly or indirectly, or over which each exercises control or direction, the offices held by each in APF, the period served as Director and the principal occupation of each are as follows:

Name and Municipality of Residence	Number of Trust Units Beneficially Owned or Controlled	Offices Held and Time as Director	Principal Occupation
Martin Hislop, C.A. Calgary, Alberta	244,521(4)(6)	Chief Executive Officer and formerly President; Director since December 8, 1995	Chief Executive Officer of APF
Steven Cloutier, B.A., LL.B.(7) Calgary, Alberta	288,526(4)(6)	President, Chief Operating Officer, Corporate Secretary and Treasurer; Director since December 8, 1995	President and Chief Operating Officer of APF
Donald Engle, P. Land(1)(2) Calgary, Alberta	31,345(5)	Director since December 1, 2000 and Chairman of the Board since March 19, 2002	President of Sapphire Resources Ltd., a private oil and gas consulting company and Director and President of Welton Energy Corporation, a junior oil and gas company
Robert MacDonald(1)(2)(7) Calgary, Alberta	NIL (5)	Director since June 11, 2003	Retired businessman. Director, Commercial Banking, CIBC World Markets from October, 1998 to June 2003; prior thereto, Managing Director of Koch Producer Services, the merchant banking arm of a private U.S. based energy company from March 1998 to October 1998
John Howard, P. Eng.(1) Calgary, Alberta	4,000(5)	Director since August 5, 2004	President of Lunar Enterprises Corp., a private oil and gas company, 1987 to present; President and C.E.O. of Barrington Petroleum Ltd., an oil and gas company, 1999-2001 and Sunoma Energy Corp., a private oil and gas company, 1999-2000

Notes:

(1) Member of the Audit and Reserves Committee.
(2) Member of the Compensation Committee.
(3) The Trust does not have an executive committee of its Board of Directors.
(4) Mr. Hislop holds options and rights to acquire 186,344 Trust Units at exercise prices between $7.53 and $11.63 and Steven Cloutier holds options and rights to acquire 164,944 Trust Units at exercise prices between $7.53 and $11.63.
(5) Messrs. Engle, MacDonald and Howard hold 24,341, 24,358 and 20,858 rights, respectively, to acquire Trust Units.
(6) Of the Trust Units held by Messrs. Hislop (directly and indirectly) and Cloutier, 40,698 and 64,452 Trust Units respectively are subject to escrow agreements entered into as a result of the internalization of management of the Trust in January, 2003. These Trust Units are releasable from escrow, in the case of Mr. Hislop, on January 3, 2006 and in the case of Mr. Cloutier, as to one-half on each of January 3, 2006 and 2007.
(7) Member of the Nominating Committee.

Mr. Hislop is a chartered accountant with more than 25 years' experience in all aspects of financing and managing private and public oil and gas corporations, partnerships and trusts. Prior to creating APF Energy Trust in 1996, Mr. Hislop was the President and CEO of Skyridge Resources Inc., a private oil and gas company he co-founded in 1994. Mr. Hislop was also a co-founder of Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange until it was merged with Crossfield Gas Corp. in 2003 to form Bear Creek Energy Ltd.

From 1986 to 1994, he was the President and CEO of Lakewood Energy Inc., a TSX-listed oil and gas company, and its predecessor entities. During 1984 and 1985, Mr. Hislop provided corporate finance consulting services to a Canadian-based investment dealer. Mr. Hislop first gained exposure to the energy business as Vice President, Finance of Maxwell Cummings & Sons Holdings Ltd., a private investment company. In that capacity, he participated in the creation and/or financing of several oil and gas companies in which the Cummings group took positions, including Aberford Resources and Marline Oil. Mr. Hislop has sat on the boards of numerous private and public Canadian corporations, including APF Energy Inc., Bear Creek Energy Ltd., Millennium Energy Inc. and Bridgetown Energy Corporation.

Steve Cloutier was appointed President and Chief Operating Officer of APF Energy in 2002. From 1996 to 1998, he was Vice-President, Corporate Development of APF Energy and in 1998, he was promoted to Executive Vice President and Chief Operating Officer. Since co-founding APF Energy, Mr. Cloutier has been directly involved in oil and gas transactions worth more than $690 million.

A native of Montreal, Quebec, Mr. Cloutier graduated in 1985 from McGill University with a bachelor's degree in industrial relations. From 1985 to 1987, Mr. Cloutier worked for a Montreal-based wealth management company. In 1986, he entered the University of Victoria Law School, from which he graduated in 1989. He commenced his legal career that year, practicing corporate law in Toronto and in 1994, he moved to Calgary joining Skyridge Resources Inc., a private oil and gas company, as Vice-President, Corporate Development. In 1995, Mr. Cloutier co-founded Millennium Energy Inc., a junior oil and gas company whose shares traded on the TSX Venture Exchange, and remained a director of Millennium until it was merged with Crossfield Gas Corp. in 2003 to form Bear Creek Energy Ltd.

Mr. Engle is a professional Landman and has been President of Sapphire Resources Ltd., a private oil and gas consulting company, since 1975. He has also been a Director and President of Welton Energy Corporation, a junior oil and gas company since August, 2003. From 1996 to May, 2000, Mr. Engle was also President of Grey Wolf Exploration Inc., a publicly traded oil and gas company listed on the TSX. He was also a Director of CanScot Resources Ltd. until its acquisition by APF in September, 2003.

Mr. MacDonald is an independent businessman with 27 years oil and gas banking and financing experience. He was Director, Commercial Banking with CIBC World Markets from October, 1998 to June, 2003. From March, 1998 to October, 1998 he was Managing Director, Koch Producer Services, the merchant banking arm of a private U.S. based energy company. From 1993 to 1998, Mr. MacDonald was Vice President, Oil & Gas Group, CIBC. Prior to that he held various senior management positions within the financial services industry in Canada and the U.S. Since 2003 he has been trustee of Newalta Income Fund and director of Newalta

Corporation, the operating entity wholly-owned by Newalta Income Fund. Mr. MacDonald is director-elect of Trilogy Energy Ltd., the general partner wholly-owned by Trilogy Energy Trust.

Since graduating with a B.Sc. in Chemical Engineering in 1968 from the University of Alberta, Mr. Howard has held senior leadership roles with Abeford Resources Ltd. (President & C.E.O., 1981-1987), Novalta Resources Ltd. and its successor, Seagull Energy Canada Ltd. (President & C.E.O., 1987-97) and Sunoma Energy Corp. (President & C.E.O., 1999-2000) / Barrington Petroleum Ltd. (President & C.E.O., 1999-2001). In addition, Mr. Howard served as a Governor of the Canadian Association of Petroleum Producers (1995-97) and its predecessor, the Independent Petroleum Association of Canada (1982-87) including as its Chairman (1986-87). He also served the Government of Canada as a member of the Energy Options Advisory Committee (1987-88). Mr. Howard has sat on the board of many corporations, and is currently a member of the following boards of directors: Bear Ridge Resources Ltd., Chariot Energy Inc., Eastshore Energy Ltd., Ketch Resources Ltd., Trifecta Resources Inc. and Westrock Energy Ltd.

The information as to securities beneficially owned, directly or indirectly or over which control or direction is exercised, is based upon information furnished to the Trust by the respective persons whose names appear above.

3. **Appointment of Auditors of the Trust**

The Trust Indenture provides that the auditors of the Trust will be selected at each annual meeting of Unitholders. Accordingly, Unitholders will consider an ordinary resolution to appoint the firm of PricewaterhouseCoopers LLP, Chartered Accountants, Calgary, Alberta, to serve as auditors of the Trust until the next annual meeting of the Unitholders and to authorize the Directors of APF to fix the remuneration of the auditors. PricewaterhouseCoopers LLP have been the auditors of the Trust since its formation on October 10, 1996.

EXECUTIVE COMPENSATION

On December 18, 2002, Unitholders approved the internalization of management of the Trust and, in connection with the acquisition of the Manager on January 3, 2003 by the Trust, the external management contract structure of the Trust and all related fees were eliminated.

The Board of Directors of APF has appointed a compensation committee that is comprised of Donald Engle, Daniel Mercier and Robert MacDonald, three unrelated Directors. Robert MacDonald was appointed to the compensation committee on May 19, 2004, replacing Steven Cloutier, the President and Chief Operating Officer of APF. Mr. Mercier will be retiring from the APF Board of Directors immediately prior to the Meeting.

Report Of The Compensation Committee

Executive Compensation

APF is a wholly-owned subsidiary of the Trust. The Directors of APF are elected by the Unitholders. Because 2003 represented the first year of operations with internalized management, the Board of Directors of APF as a whole resolved initially to review the issue of employee compensation, rather than delegating the responsibility to the Compensation Committee. Going forward, the Compensation Committee has primary responsibility for this function and makes recommendations to the board.

The unrelated members of the APF Board of Directors determined that one of the objectives of the internalization should be a go-forward compensation structure that placed APF employees at median industry levels, based on the oil and gas industry as a whole, for base salary, with the opportunity for top-quartile total compensation through a short-term incentive plan ("STIP"). As the Trust has been one of the industry's best

performers since inception, the unrelated members of the APF Board wanted to ensure total employee compensation provided an incentive to continue to generate strong returns.

In order to have access to additional resources, the Board of Directors of APF retained an independent consulting firm in late 2002 to provide advice in helping to determine a range of compensation levels. In particular, the mandate of the consultants was to review executive compensation, relative to other oil and gas companies and trusts of comparable size.

After considering the objectives of the internalization, relevant data from the independent consulting firm and other sources of compensation information, the independent members of the APF Board approved 2003 compensation and implemented a new STIP, the first payment under which was made in early 2004.

In 2004, APF hired a Manager of Human Resources who has extensive experience with both executive and non-executive compensation programs. APF subscribes for executive compensation data from two independent consultants and forwards these reports to the Compensation Committee.

Base Salary

All APF employees receive base salaries commensurate with industry standards. APF had six Named Executive Officers from January 1, 2004 to June, 2004 and five Named Executive Officers at year end, as that term is defined by National Instrument 51-102. In the case of the Chief Executive Officer and President, each earned a base 2004 salary of $253,000. In the case of the Vice Presidents, each earned a base 2004 salary of $171,500. The unrelated members of the Board of APF were responsible for fixing the salaries of the officers, while the salaries of the staff were fixed by management.

STIP

The APF Short Term Incentive Plan ("STIP") is intended to provide employees of APF with an opportunity to earn additional income as a result of superior corporate and individual performance. Together with base salary, the Trust Unit Incentive Plan and the Trust Unit Incentive Rights Plan, the STIP comprises an important component of employee compensation, one that is designed to encourage employees to contribute to the success of APF and the Trust.

In order to attract and retain qualified employees, the STIP has been structured to provide high payments in years where corporate performance is outstanding and the Unitholders have been rewarded with top-level returns.

The STIP comprises two components: the Group Bonus, linked to the financial performance of the Trust; and the Performance Bonus, measured in relation to an employee's individual performance.

1. The Group Bonus

The first component of the STIP is the creation of the bonus pool, from which the Group Bonus is paid. The significant elements of the Group Bonus are as follows:

- It will be shared by all APF employees, regardless of position within the organization.
- The aggregate amount to be paid into the pool will be calculated in accordance with a formula based on the Trust's total return per Trust Unit and the Trust's cash flow, as described below.
- Payment to individual employees will be made pro rata to their base salaries as a percentage of total corporate payroll.

Total Return

Total return is calculated as the sum of the appreciation (or depreciation) in the price of the Trust Units and the annual distribution, divided by the Trust Unit price at the beginning of the year.

- Example using 2004 actual figures

Trust Unit price, beginning of the year	$12.48
Trust Unit price, end of the year	$11.82
Price appreciation	$<0.66>
Distributions during the year	$ 2.00
Total return	$ 1.34
Total return, as a percent	10.70%

* In order to limit volatility, the year-end unit price is calculated as the volume-weighted average price during the 10 trading days immediately prior to January 1, and the 10 trading days immediately following January 1.

By taking into consideration total return per unit, employee STIP compensation is in alignment with the interests of Unitholders. **In order for any payment to be made into the Bonus Pool, a minimum total return of 10% must be achieved.**

Cash Flow

The second component of the Group Bonus is related to the Trust's cash flow, on a gross basis. Cash flow is calculated as all revenues less operating costs, royalties and other expenses of running the Trust, before taking into account the expenses related to the STIP. By taking into consideration cash flow, employee STIP compensation is related to the growth of the business, but only if a minimum total return is achieved.

Calculation of the Bonus Pool and Payment of the Group Bonus

The quantum to be paid into the Bonus Pool is calculated in accordance with the formula set out in Table 1. As both total return and net operating income increase, the amount of the Bonus Pool will increase.

Table 1

Total Return	Bonus Rate
<10%	0.00%
10-15%	1.08%
15-20%	1.30%
20-25%	1.56%
25-30%	1.87%
30-35%	2.24%
35-40%	2.69%
40-45%	3.22%
45-50%	3.87%
50-55%	4.64%
55-60%	5.57%
60-65%	6.69%
65-70%	8.02%
70-75%	9.63%
75-80%	11.56%
80-85%	13.87%
85%+	16.64%

Once the Bonus Pool is calculated, individual amounts paid as part of the Group Bonus are calculated based on an individual employee's Base Salary for the recently completed year as a percentage of total company payroll.

2. The Performance Bonus

In order to recognize individual achievement that has helped to contribute to the success of the Trust, the Board of Directors of APF has considered that a portion of the STIP should be derived from a variety of individual performance measures.

Eligibility to receive a Performance Bonus is dependent on an employee's seniority within the organization. The Compensation Committee of the Board of Directors of APF is authorized to determine all Performance Bonuses, which ultimately are approved in the discretion of the APF Board of Directors.

Group RRSP/Savings Plan

APF has a group RRSP whereby officers and employees are eligible to receive up to 5% of base salary by way of a matching contribution to a group RRSP, subject to certain limits. The plan also has a savings component, for those employees who do not wish to contribute to an RRSP.

Option/Rights Plan ("Incentive Plan")

APF has an Incentive Plan that is a combination of two plans: one originally created when the Trust was formed in 1996; and another in 2001, in response to the evolution of the oil and gas royalty trust industry.

The first plan (the "Original Plan") is a conventional option plan, whereby options to acquire Trust Units were issued at the then current market price. The options vested in one-third increments on the first, second and third anniversaries of their grant.

In 2001, APF ceased granting options under the Original Plan, after Unitholders approved a Trust Unit rights incentive plan (the "Incentive Rights Plan"). Unlike many public issuers, APF did not re-price and merge the two plans; rather, the Original Plan was frozen. The Incentive Rights Plan was similar to the Original Plan, except that the strike price of the right may be reduced, at the election of the holder, in accordance with a

formula linked to Unitholder distributions and book value of assets. Otherwise, there is the same one-third vesting rule.

Employment Agreements

All of the officers have entered into employment agreements with APF. Among the principal terms contained therein are provisions which call for a severance payment if the officer's employment is terminated without cause. The provisions also apply if there is a change in control of the Trust. In the case of the Chief Executive Officer and the President, each is entitled to receive a payment equal to the aggregate of two times the preceding year's base salary, STIP payment and benefits. In the case of the Vice Presidents, each is entitled to receive a payment equal to the aggregate of one times the preceding year's base salary, STIP payment and benefits. See "Executive Compensation - Summary Compensation Table" for compensation amounts.

Compensation of the President and the Chief Executive Officer ("CEO")

The factors considered by the Compensation Committee in determining total compensation for the President and the CEO, as well as the manner in which these factors are reviewed, are similar to those used in determining total compensation for the other executives of APF. However, in the case of the President and the CEO, more weight is given to the overall performance of the Trust as well as the President and CEO's performance in such areas as leadership, execution and strategic planning.

This report is furnished by the Compensation Committee.

Donald Engle
Daniel Mercier
Robert MacDonald

Performance Chart

The following graph and table compare the change in the cumulative Unitholder return from December 31, 1999 until December 31, 2004, of a $100 investment in Trust Units with the cumulative total return of the S&P/TSX Composite Total Return Index, the S&P/TSX Oil & Gas Exploration & Production Total Return Index and the S&P/TSX Capped Energy Trust Total Return, assuming the reinvestment of dividends/distributions, where applicable, for the comparable period.

The Total Unitholder Return is shown in the following graph. Details of the distributions are as follows:

Payment Period	Amount
January 1 to December 31, 1999	$1.555
January 1 to December 31, 2000	$1.900
January 1 to December 31, 2001	$3.045
January 1 to December 31, 2002	$1.800
January 1 to December 31, 2003	$2.180
January 1 to December 31, 2004	$1.995
TOTAL	$12.475

INDEX	DEC. 31/99	DEC. 31/00	DEC. 31/01	DEC. 31/02	DEC. 31/03	DEC. 31/04
APF Energy Trust Total Return	100%	150%	202%	239%	372%	411%
S & P/TSX Composite Total Return Index	100%	107%	94%	82%	104%	119%
S&P/TSX Oil & Gas Exploration & Production Total Return Index	100%	147%	152%	176%	212%	298%
S&P/TSX Capped Energy Trust Total Return	100%	153%	172%	205%	300%	391%

Total Return Index Values


500%
400%
300%
200%
100%
0%
Dec. 31/99
Dec. 31/00
Dec 31/01
Dec. 31/02
Dec. 31/03
Dec.31/04
APF Energy Trust Total Return
S&P/TSX Composite Total Return Index
S&P/TSX Oil & Gas Exploration and Production Total Return Index
S&P/TSX Capped Energy Trust Total Return

Summary Compensation Table

The following table shows the total compensation paid by APF to each Named Executive Officer during each of the three most recently completed financial years.

Name and Principal Position	Annual Compensation				Long Term Compensation	All Other Compensation
	Year[1]	Salary ($)	Bonus[2] ($)	Other Annual Compensation ($)	Securities Under Options/SARs Granted	($)
Martin Hislop Chief Executive Officer	2004 2003	253,000 248,000	185,875 197,117	Nil Nil	15,000 101,344	Nil Nil
Steven Cloutier President	2004 2003	253,000 248,000	185,875 197,117	Nil Nil	15,000 101,344	Nil Nil
Alan MacDonald Vice-President, Finance	2004 2003	171,500 168,000	89,909 133,531	Nil Nil	10,000 69,493	Nil Nil
Dan Allan[4] Vice-President, Exploration and Production	2004	171,500	39,909	Nil	10,000	Nil
Wayne Geddes[4] Vice-President, Land	2004	171,500	Nil	Nil	Nil	Nil
Bonnie Nicol[5] Vice-President, Operations	2004 2003	171,500 168,000	55,000 133,531	Nil Nil	10,000 69,493	361,680 Nil
Kenneth Pretty[5] Vice-President, Corporate Development and Land	2004 2003	171,500 168,000	45,000 133,531	Nil Nil	10,000 69,493	367,181 Nil
John Ewing[5] Vice-President, Geoscience	2004 2003	171,500 168,000	45,000 133,531	Nil Nil	10,000 69,493	Nil Nil

Notes:

(1) Compensation is provided only for the year ended December 31, 2004 and the year ended December 31, 2003, the year in which the management of the Trust was internalized. Prior thereto, no compensation payments were made to the Named Executive Officers by the Trust or APF, as they were compensated by APF Energy Management Inc., the Manager of the Trust.

(2) The bonus amounts were paid under the "Group Bonus", as described above, for the years ended December 31, 2003 and 2004. The amounts do not include payments made in 2005 for the "Performance Bonus", but do include payments made in 2004 for the Performance Bonus, as described above. The Performance Bonus paid in 2005 is subject to APF Board of Director approval in 2005 and will be included as compensation for the year ended December 31, 2005.

(3) The value of perquisites and benefits for each Named Executive Officer is less than the lesser of $50,000 and 10% of the total of the annual salary and bonus of the Named Executive Officer for the financial year.

(4) Dan Allan and Wayne Geddes became Named Executive Officers on January 1, 2004 and October 18, 2004, respectively. The compensation listed is annual compensation.

(5) Bonnie Nicol resigned on November 1, 2004, Kenneth Pretty resigned on June 24, 2004 and John Ewing resigned on November 13, 2004. The compensation listed for these officers for the 2004 year is the amount of their annual compensation. The securities granted to each officer were subsequently cancelled. Amounts listed under "All other compensation" are amounts paid on the resignation of the Named Executive Officer.

Options/SAR Grants During the Most Recently Completed Financial Year

The option and SAR grants made to each of the Named Executive Officers during the most recent financial year are set forth in the following table:

Name	Securities under Options/SARs Granted (#)	% of Total Options/SARs Granted to Employees in Financial Year	Exercise or Base Price[1] ($/Security)	Market Value of Securities Underlying Options/SARs on the Date of the Grant ($/Security)	Expiration Date
Martin Hislop	15,000	1.57%	12.17	12.17	2014\03\31
Steven Cloutier	15,000	1.57%	12.17	12.17	2014\03\31
Alan MacDonald	10,000	1.05%	12.17	12.17	2014\03\31
Dan Allan	10,000	1.05%	12.17	12.17	2014\03\31
Wayne Geddes	Nil	Nil	-	-	-
Bonnie Nicol [2]	10,000	1.05%	12.17	12.17	-
Kenneth Pretty [2]	10,000	1.05%	12.17	12.17	-
John Ewing [2]	10,000	1.05%	12.17	12.17	-

Notes:

(1) Holders of rights can elect to reduce the exercise price of their rights in future periods by a portion of the future distributions made by the Trust. See "Trust Unit Incentive Plan and Trust Unit Incentive Rights Plan" below.

(2) These rights were subsequently cancelled upon the resignation of the respective officers during 2004.

Equity Compensation Plans

As of December 31, 2004, equity securities are authorized for issuance as follows:

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants and rights (a)	Weighted average exercise price of outstanding options, warrants and rights (b)	Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) (c)
Equity compensation plans approved by security holders	1,951,104	9.83	1,248,896
Equity compensation plans not approved by security holders	Nil	Nil	Nil
Total	1,951,104	9.83	1,248,896

Trust Unit Option and Right Exercises

The following table sets forth with respect to the Named Executive Officers, the number of Trust Units acquired on exercise of options and rights during the year and the Unexercised Trust Unit Options/Rights and the Value of in-the-Money Trust Unit Option/Rights at December 31, 2004.

Name	Securities Acquired or Exercised (#)	Aggregated Value Realized ($)	Unexercised Trust Unit Options/Rights/SARs at FY-End (#) Exercisable/ Unexercisable	Value of Unexercised in-the-Money Options/Rights/SARs at FY-End (1) ($) Exercisable/ Unexercisable
Martin Hislop	-	-	95,447/90,897	271,226/259,413
Steven Cloutier	6,898	28,489	74,714/89,230	224,599/252,662
Alan MacDonald	16,553	62,901	23,164/67,996	77,368/201,990
Dan Allan	-	-	14,558/39,116	16,451/32,901
Wayne Geddes	-	-	-	-
Bonnie Nicol	32,940	89,458	-	-
Kenneth Pretty	46,498	135,476	-	-
John Ewing	23,164	83,159	-	-

Notes:

(1) The closing price of the Trust Units on the TSX on December 31, 2004 was $11.72.

(2) Rights holders can elect to reduce the exercise price of their rights in future periods by a portion of the future distributions (the "reduction feature") in accordance with the Rights Plan. See "Trust Unit Incentive Plan and Trust Unit Incentive Rights Plan" below. The reduction feature reduces the exercise price by the amount, if any, that cash distributions in any calendar quarter exceed 2.5% of APF's net book value of property, plant and equipment. The above values for unexercised in-the-money options assume that such election for reduction is exercised.

REMUNERATION OF DIRECTORS OF APF

For the year ended December 31, 2004, the Chairman of APF was paid an annual retainer of $50,000 and $2,000 per board and committee meeting attended, plus expenses of attending such meetings. Each of the other non-management directors of APF received an annual retainer of $35,000. Payment for attendance at meetings and expenses of attending such meetings were payable on the same basis as for the Chairman. In the fiscal year of the Trust ended December 31, 2004, a total of $309,750 in fees was paid to the non-management directors of APF.

INDEBTEDNESS OF DIRECTORS AND SENIOR OFFICERS AND OTHERS

There is not now, nor was there any indebtedness outstanding from Directors or Officers of APF to the Trust or APF at any time in the last fiscal year.

TRUST UNIT INCENTIVE PLAN AND TRUST UNIT INCENTIVE RIGHTS PLAN (the "Original Plan" and "Incentive Rights Plan" respectively)

At the time of creation of the Trust, the Board of Directors of APF approved a trust unit incentive plan for Directors, Officers, employees and consultants of APF. The number of options and the exercise price thereof is set by the Board of Directors of APF at the time of grant provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant. Options granted under the Original Plan may be exercised during a period not exceeding five years, subject to earlier termination upon an optionee ceasing to be a Director, Officer, employee or consultant of APF or upon an optionee retiring, becoming permanently disabled or dying. The options are non-transferable and non-assignable. No further options will be granted under the Original Plan.

By resolution of the Board of Directors of APF effective February 1, 1998, the Original Plan was amended to provide that, in lieu of immediate vesting, options shall vest as to one-third in the year following the

anniversary date of the grant and as to a further one-third in each of the second and third years following the anniversary date of the grant.

There are currently options to purchase 78,935 Trust Units issued and outstanding under the Original Plan. They are granted at a price of $9.70 and expire March 1, 2006. No new options will be granted.

On June 6, 2001, the Unitholders approved the creation of the Incentive Rights Plan for Directors, Officers, employees and consultants of APF and employees of its subsidiaries and it has been implemented by the Board of Directors. The number of Trust Units reserved for issuance to any one person pursuant to rights shall not exceed 5% of the total number of Trust Units then outstanding. At present, there are 59,572,567 Trust Units outstanding.

At present, the Incentive Rights Plan has a maximum of 3,200,000 Trust Units (5.37% of the outstanding Trust Units at the date hereof). The number of rights and the exercise price is set by the Board of Directors of APF at the time of grant, provided that the exercise price shall not be less than the closing market price of the Trust Units on the day immediately preceding the date of grant.

Distributions per Trust Unit to Unitholders in a calendar quarter which represent a return of more than 2.5% of the Trust's net book capital assets at the end of such calendar quarter result in a downward reduction in the exercise price of the rights at the election of the holder of rights by notice to APF at the time of exercise of the right. The Incentive Rights Plan will be administered by the Board of Directors who may also vary the 2.5% threshold from time to time to accord with their view of the economic environment, establish a minimum price for the issuance of Trust Units on the exercise of the rights and extend the exercise period of any rights to a period not exceeding ten years.

Rights granted under the Incentive Rights Plan may be exercised during a period not exceeding ten years, subject to earlier termination upon a holder of rights ceasing to be a Director, Officer, employee or a consultant of APF. If a rights holder ceases to be employed by the Corporation or a subsidiary or ceases to be an officer or director for a reason other than cause then vested rights may be exercised for a period of 90 days thereafter. The rights are non-transferable and non-assignable. The rights vest over a three-year period, with one-third of the rights vesting at the end of each year after one year from the date of the grant, and under certain other limited circumstances. No financial assistance will be provided to holders of rights who wish to exercise their rights to acquire Trust Units.

There are currently rights to purchase 1,985,612 Trust Units granted under the Incentive Rights Plan (3.33% of the outstanding Trust Units at the date hereof). They were granted at prices from $9.67 to $12.17 and expire between March 2012 and February 2015. The rights were issued at the closing price of the Trust Units on the TSX on the last day preceding the grant of the rights.

The Board of Directors reserves the right to amend the Rights Plan in its sole discretion, subject to the approval, if required, of the TSX. Securityholder approval may be required, in accordance with the policies of the TSX, for amendments to the Incentive Rights Plan and votes attached to securities held by insiders may be excluded on a vote in respect of the amendment.

CORPORATE GOVERNANCE

General

The Board of Directors continually evaluates the corporate governance policies and procedures of the Corporation. In 2004, the Board of Directors appointed one new Director to the Board who was also appointed to the Audit Committee (and the Reserves Committee) and who qualifies through education, training and experience as being "financially literate". The Audit Committee is comprised entirely of unrelated Directors.

Corporate Governance Guidelines

APF's Board of Directors and management support the TSX Guidelines for corporate governance. The approach taken by APF, on behalf of the Trust to corporate governance and compliance with the Guidelines is as follows:

Corporate Governance Guidelines	The Trust's Alignment	Comments
1. The Board should explicitly assume responsibility for stewardship and specifically for:	Yes	The Board of Directors of APF (the "Board") expressly accepts responsibility for the stewardship of the Trust to the extent delegated to APF under the Trust Indenture. In general terms, the Board, in consultation with the chief executive officer of APF (the "CEO"), defines the principal objectives of the Trust and monitors the management of the business and affairs of the Trust with the goal of achieving the Trust's principal objectives.
(a) adoption of a strategic planning process	Yes	A strategic planning process has been adopted by the Board. Each year, the Board meets to review APF's business and operations in the context of broader industry and capital market developments. Given the rapid growth of APF's asset base, the Board supplements these annual meetings with bi-annual meetings where senior management provide detailed information and analysis on APF's past performance, current initiatives and anticipated projects. The plan is reviewed annually once APF's independent engineering report is finalized and its operating and financial results have been released.
(b) identification of principal risks and the implementation of appropriate risk-management systems	Yes	The Board has identified the principal risks of APF and the Trust. Risk-management systems have been implemented and are monitored, by the Audit Committee in respect of internal financial controls, and the Board as a whole for other aspects of the business, such as commodity, foreign exchange and interest rate risks.
(c) succession planning and monitoring senior management	Yes	The Board has established succession planning as one of the objectives of the CEO. The performance of senior management is currently monitored by the Board.
(d) communications policy	Yes	The Board has designated the President, the CEO and the Vice President, Finance as spokesmen for the Trust to ensure effective communication between the Trust, Unitholders, the public and regulatory agencies. The Audit Committee reviews public financial information for recommendation to the Board for approval prior to its release.

Corporate Governance Guidelines	The Trust's Alignment	Comments
(e) integrity of internal control and management information systems	Yes	The Board ensures the integrity of internal control and management information systems through its delegation to the Audit Committee. The Audit Committee reviews the methods of controlling corporate assets and information systems and oversees the financial reporting process in accordance with generally accepted accounting principles.
2. Majority of directors are unrelated and how the conclusion was reached	Yes	Of the seven present directors, five are unrelated. The unrelated directors comply with the definition in the Guidelines, which define an unrelated director as a director who is independent of management and is free from any interest and any business or other relationship which could, or could reasonably be perceived to, materially interfere with the director's ability to act with a view to the best interests of the Trust, other than interests arising from securityholdings. The Chairman of the Board is one of the unrelated directors.
3. Appoint a committee responsible for appointment/assessment of directors, composed of a majority of unrelated directors	Partial	The Nominating Committee, which includes the President and one unrelated director, was recently established to assess the appointment of directors.
4. Implement a process for assessing the effectiveness of the Board, its committees and individual directors	Yes	The Board performs this function on an ongoing basis with the assistance of such outside consultants as are required.
5. Provide orientation and education programs for new directors	Yes	All current Board members are provided with regular information specific to APF, as well as continuing education material that touches on a number of relevant topics, such as: commodity markets; risk management; and corporate governance.
6. Consider the size of the Board, with a view to improving effectiveness	Yes	The present Board consists of seven members. There will be five members following the Meeting. The Board considers the size of the Board to be appropriate given the size of the Trust. The Board will assess, from time to time, whether further expansion is warranted.

Corporate Governance Guidelines	The Trust's Alignment	Comments
7. Review compensation of directors in light of risks and responsibilities	Yes	Effective January 1, 2003, the compensation of the unrelated Directors was adjusted to reflect increased risks and responsibilities. The quantum was determined in the context of compensation rates for Directors of similarly sized public entities, as well as on data provided by an independent compensation consultant. This represented the first adjustment since the Trust's inception in 1996. The Board will assess, from time to time, whether further adjustments are warranted, having reference again to compensation rates for Directors of similarly sized public entities, as well as on data provided by an independent compensation consultants.
8. Committees should generally be composed of non-management directors; and the majority of committee members should be unrelated	Yes	The Audit Committee and Reserves Committee and the Compensation Committee are composed entirely of unrelated Directors.
9. Appoint a committee responsible for determining the Corporation's approach to corporate governance issues	Yes	The Audit Committee is currently responsible for governance issues, including recommending to the Board for approval the Trust's disclosures in response to the TSX governance guidelines.
10. Define limits to management's responsibilities by developing mandates for:	Yes	
(a) the Board	Yes	The Board has a broad responsibility for supervising the management of the business and affairs of APF. It has the statutory authority and obligation to protect and enhance the assets of APF in the interest of all Unitholders.
(b) the Chief Executive Officer The Board should approve the Chief Executive Officer's corporate objectives	Yes	The annual business plan based on the strategic plan is reviewed by the Board annually and updated at regular Board meetings. Upon approval, this becomes the mandate of the CEO and President.
11. Establish procedures to enable the Board to function independently of management	Yes	Through the office of the Chairman, who is unrelated to management, the independent members of the Board may initiate discussions and proposals for consideration by the Board as a whole.

Corporate Governance Guidelines	The Trust's Alignment	Comments
12. Establish an Audit Committee with a specifically defined mandate, with all members being outside directors	Yes	The Audit Committee, which is composed entirely of outside and unrelated Directors, has a written mandate from the Board. It is responsible for reviewing audit functions and recommending for approval to the Board all public disclosure information such as financial statements, quarterly reports, financial news releases and annual information forms. It makes inquiries to ensure that management has effective internal control systems in place and meets with the auditors with and without management present. See "Audit Committee Information" below.
13. Implement a system to enable individual directors to engage outside advisors at the Corporation's expense	Yes	Individual Directors may engage outside advisors at any time subject to the approval of the Chairman.

Audit Committee Information

The charter of the APF Audit Committee, composition of the committee and other details respecting the Audit Committee as prescribed by National Instrument 52-110 are set out in the Annual Information Form of the Trust for the year ended December 31, 2004 under the heading "Audit Committee Information".

DISTRIBUTION REINVESTMENT PLAN

On November 20, 2003, the Trust announced the adoption of a Premium Distribution Reinvestment and Optional Unit Purchase Plan (the "DRIP"), effective for monthly distributions payable on and following December 15, 2003.

The DRIP allows eligible Unitholders to direct that their monthly cash distributions be reinvested in additional Trust Units at 95% of the average market price (as defined in the DRIP) on an applicable distribution date. The DRIP includes a feature which allows eligible Unitholders to elect, under the premium distribution component of the DRIP, to have these additional Trust Units delivered to a designated broker in exchange for a premium cash distribution equal to 102% of the cash distribution that such Unitholders would have otherwise been entitled to receive on the applicable distribution date. The DRIP also allows those Unitholders who participate in either the distribution reinvestment component or the premium distribution component of the DRIP to purchase additional Trust Units from treasury for cash at a purchase price equal to the average market price (with no discount) in minimum amounts of $1,000 per remittance and up to $100,000 aggregate amount of remittances by a Unitholder in any calendar month, all subject to an overall annual limit of 2% of the outstanding Trust Units.

3,688,207 Trust Units have, at December 31, 2004, been issued from treasury of the Trust on account of the DRIP.

A participant may terminate participation in the DRIP at any time by written notice to the DRIP Agent, being Computershare Trust Company of Canada, 9th Floor, 100 University Avenue, Toronto, Ontario M5J 2Y1.

INTEREST OF INSIDERS IN MATERIAL TRANSACTIONS

There were no material interests, direct or indirect, of Directors and senior Officers of APF, nominees for Director of APF, any Unitholder who beneficially owns more than 10% of the Trust Units of the Trust, or any known associate or affiliate of such persons in any transaction in the year ending December 31, 2004, or in any proposed transaction which has materially affected or would materially affect the Trust or APF other than as disclosed herein.

INTEREST OF CERTAIN PERSONS AND COMPANIES IN MATTERS TO BE ACTED UPON

APF is not aware of any material interest of any Director, nominee for Director or Officer of APF or any one who has held office as such in the year ending December 31, 2004, or of any associate or affiliate of any of the foregoing in respect of any matter to be acted on at the Meeting, except as specifically provided herein.

OTHER MATTERS

APF knows of no amendment, variation or other matter to come before the Meeting other than the matters referred to in the Notice of Annual General Meeting. However, if any other matter properly comes before the Meeting, the accompanying proxy will be voted on such matter in accordance with the best judgment of the person or persons voting the proxy.

APPROVAL AND CERTIFICATION

The contents and sending of this Information Circular - Proxy Statement have been approved by the Board of Directors of APF on behalf of the Trust.

The foregoing contains no untrue statement of a material fact and does not omit to state a material fact that is required to be stated or that is necessary to make a statement not misleading in light of the circumstances in which it was made.

DATED March 11, 2005

APF ENERGY TRUST
By: APF Energy Inc.

(Signed) "Martin Hislop"
Chief Executive Officer

(Signed) "Alan MacDonald"
Chief Financial Officer

Additional information relating to APF and the Trust is on SEDAR at www.sedar.com. Securityholders may obtain copies of the Trust's financial statements and MD&A, which contain financial information for the Trust's most recently completed financial year, by contacting the Trust at:

APF Energy Inc.
2100, 144 - 4th Avenue S.W.
Calgary, AB T2P 3N4
Attention: Secretary
Telephone: (403) 294-1000

SCHEDULE "A"

A. ***Trustee Re-Appointment Resolution***

BE IT RESOLVED THAT Computershare Trust Company of Canada be appointed as the Trustee of the Trust, until the termination of the Trust or until the Trustee resigns or is removed or replaced, in accordance with the provisions of the trust indenture by which the Trust was established.

Exemption Order
82-5166



Form of Proxy - Annual General Meeting to be held on May 4, 2005

This Form of Proxy is solicited by and on behalf of Management.

Notes to proxy

1. Every holder has the right to appoint some other person of their choice, who need not be a holder, to attend and act on their behalf at the meeting. If you wish to appoint a person other than the persons whose names are printed herein, please insert the name of your chosen proxyholder in the space provided (see reverse).
2. If the securities are registered in the name of more than one owner (for example, joint ownership, trustees, executors, etc.), then all those registered should sign this proxy. If you are voting on behalf of a corporation or another individual you may be required to provide documentation evidencing your power to sign this proxy with signing capacity stated.
3. This proxy should be signed in the exact manner as the name appears on the proxy.
4. If this proxy is not dated, it will be deemed to bear the date on which it is mailed by Management to the holder.
5. The securities represented by this proxy will be voted as directed by the holder, however, if such a direction is not made in respect of any matter, this proxy will be voted as recommended by Management.
6. The securities represented by this proxy will be voted or withheld from voting, in accordance with the instructions of the holder, on any ballot that may be called for and, if the holder has specified a choice with respect to any matter to be acted on, the securities will be voted accordingly.
7. This proxy confers discretionary authority in respect of amendments to matters identified in the notice of meeting or other matters that may properly come before the meeting.

Proxies submitted must be received by 3:00 pm, Mountain Time, on May 3, 2005

010CSE 60S30.E.BROKER00001.000014

Appointment of Proxyholder

I/We, being holder(s) of APF Energy Trust APF Energy Trust hereby appoint: Martin Hislop, or failing this person, Steven Cloutier

OR

Print the name of the person you are appointing if this person is someone other than the Chairman of the Meeting.

as my/our proxyholder with full power of substitution and to vote in accordance with the following direction (or if no directions have been given, as the proxyholder sees fit) and all other matters that may properly come before the Annual General Meeting of APF Energy Trust to be held at Sun Life Plaza Conference Centre, Mezzanine Level, 140-4th Avenue SW, Calgary, Alberta on 04 May 2005 at 03:00 PM and at any adjournment thereof.

1. Election of Directors

The nominees proposed by Management are:

Selection of (5) Directors as specified in the Info Circular.

FOR all nominees: ▷ ☐

WITHHOLD vote for all nominees: ▷ ☐

2. Appointment of Auditors

Appoint PricewaterhouseCoopers as auditors and fix remuneration

For ▷ ☐ Withhold ▷ ☐

Resolution

Management recommends a vote FOR the following resolution. Please read the resolution in full in the accompanying Information Circular.

		For	Against
3	Re-appoint Computershare Trust Company of Canada as trustee	☐	☐

Authorized Signature(s) - Sign Here - This section must be completed for your instructions to be executed.

I/We authorize you to act in accordance with my/our instructions set out above. I/We hereby revoke any proxy previously given with respect to the Meeting. **If no voting instructions are indicated above, this Proxy will be voted as recommended by management.**

Signature(s)

Date



A P F Q

Exemption Order
82-5166



Trust Company of Canada
530 8th Avenue SW, Suite 600
Calgary,Alberta
T2P 3S8
Telephone (403) 267-6800
www.computershare.com

Canada
Australia
Channel Islands
Hong Kong
Germany
Ireland
New Zealand
Philippines
South Africa
United Kingdom
USA

LETTER OF CONFIRMATION
April 11, 2005

To: Alberta Securities Commission
British Columbia Securities Commission
Manitoba Securities Commission
Office of the Administrator, New Brunswick
Securities Commission of Newfoundland and Labrador
Nova Scotia Securities Commission
Ontario Securities Commission
Registrar of Securities, Prince Edward Island
L'Autorite des marches financiers
Securities Division, Saskatchewan Financial Services Commission
Securities Registry, Government of the Northwest Territories
Registrar of Securities, Government of the Yukon Territory
The Toronto Stock Exchange


SEC MAIL
RECEIVED
PROCESSING
APR 21 2005
WASH, D.C.
209
SECTION

Dear Sirs:

Subject: APF Energy Trust (the "Trust")

We confirm that the following materials were sent by pre-paid mail on April 7, 2005, to the registered holders and non-objecting beneficial owners of Trust Units of the Corporation:

1. Notice of Annual Meeting of Shareholders/Management Information Circular
2. Proxy (to registered holders only)
3. Voting Information Form (to NOBO holders only)
4. Annual Report
5. Supplemental Mailing List Return Card
6. Return Envelope

We further confirm that copies of the above-mentioned materials were sent by courier on April 7, 2005 to those intermediaries holding Trust Units of the Corporation who responded directly to Computershare with respect to the search procedures in compliance with current securities legislation requirements for delivery to beneficial owners.

We are providing this confirmation to you in our capacity as agent for the Corporation.

Yours truly,

COMPUTERSHARE TRUST COMPANY OF CANADA

(Signed)
Angie Bains
Assistant Corporate Trust Officer
Corporate Trust
(403) 267-6543
(403) 267-6598

Exemption Order
82-5166

PRESS RELEASE


SEC MAIL PROCESSING
RECEIVED
APR 21 2005
WASH. SECTION

April 13, 2005

NOT FOR DISTRIBUTION TO U.S. NEWSWIRE SERVICES OR FOR DISSEMINATION IN THE UNITED STATES. ANY FAILURE TO COMPLY WITH THIS RESTRICTION MAY CONSTITUTE A VIOLATION OF U.S. SECURITIES LAW.

STARPOINT ENERGY TRUST
Suite 3900, 205 – 5th Avenue S.W.
Calgary, Alberta T2P 2V7
Phone: (403) 268-7800
Fax: (403) 263-3388

APF ENERGY TRUST
Suite 2100, 144 – 4th Avenue SW
Calgary, Alberta T2P 3N4
Phone: (403) 294-1000
Fax: (403) 294-1074

STARPOINT ENERGY TRUST AND APF ENERGY TRUST ANNOUNCE STRATEGIC COMBINATION; APF EXPLORECO

StarPoint Energy Trust ("StarPoint") (TSX: SPN.UN) and APF Energy Trust ("APF") (TSX: AY.UN) are pleased to announce that their respective Boards of Directors have unanimously approved an agreement (the "Combination Agreement") providing for the combination of StarPoint and APF into a single trust to be managed by StarPoint's existing management team (the "Combined Trust"). The Combined Trust will continue under the name StarPoint Energy Trust.

Prior to the Combination, in a separate transaction (the "Plan"), APF unitholders will be given the right to receive common shares in a new, publicly listed, junior exploration company with approximately 1,000 boepd of primarily natural gas production focused in Central Alberta ("Exploreco"). The existing APF management team will manage Exploreco.

Under the terms of the Combination Agreement, each APF trust unit issued and outstanding will be exchanged for 0.63 of a StarPoint trust unit on a tax-deferred rollover basis.

In addition, pursuant to the Plan, APF unitholders will be entitled to receive one common share of Exploreco for every one APF trust unit held.

Based on the 20 day weighted average trading prices for both APF and StarPoint, the exchange ratio reflects a price of $12.67 for each APF trust unit outstanding, excluding the value of Exploreco.

The transaction is subject to regulatory approval and the approval by a majority of at least two thirds of APF unitholders approving both the Plan, and the Combination. It is expected that the meeting relating to such approvals will be held on or about June 15, 2005. The transactions are expected to close before the end of June, 2005, which will enable unitholders of both StarPoint and APF to receive June distributions from their respective trusts. An information circular regarding the Plan and the Combination is expected to be mailed to APF unitholders in May, 2005.

The Combined Trust will have current production of more than 26,750 boepd (after the spin-out of approximately 1,000 boepd to the Exploreco), and an enterprise value of approximately $1.7 billion.

BMO Nesbitt Burns Inc. acted as financial advisor to StarPoint. FirstEnergy Capital Corp., Orion Securities Inc., and TD Securities Inc. acted as strategic advisors to StarPoint. GMP Securities Inc. acted as financial advisor to APF.

BENEFITS OF THE COMBINATION

The proposed Combination allows for unitholders of **both** StarPoint and APF to participate in a stronger, more efficient trust. The combination of a well balanced portfolio of low risk internal drilling prospects and the ability to compete more effectively for larger potential acquisitions, positions the Combined Trust to add significant future unitholder value.

The Combined Trust will be a strategically positioned, intermediate sized, publicly traded energy trust that will provide the following benefits and opportunities to **both** StarPoint and APF unitholders:

- A significantly increased enterprise value of approximately $1.7 billion, which is expected to result in enhanced liquidity, a more competitive cost of capital, and improved financing flexibility to better compete for future acquisitions;

- Potential inclusion in the TSX 300 Index and TSX Trust Sub-index, garnering greater market liquidity and attention which will facilitate inclusion in pension fund and index fund portfolios;

- An independently engineered reserve base of more than 87 million boe of proven plus probable reserves (NI 51-101; GLJ and Sproule effective January 1, 2005);

- A reserve life index of more than 9.3 years for proven plus probable reserves (based on a 2005 combined exit rate of 25,650 boepd; assumes spin-out of approximately 1,000 boepd to Exploreco, and 750 boepd non-core disposition);

- Current production of more than 26,750 boepd (after the spin-out of approximately 1,000 boepd to Exploreco), strategically balanced 54 percent to high quality light oil, and 46 percent to long life natural gas;

- Annualized cash flow of more than $235 million;

- A strong balance sheet with significant financial flexibility and a combined debt to forward cash flow ratio of less than 1.2 times;

- A low payout ratio of 72 percent (fully diluted), and 70 percent (basic) – which is significantly lower than either StarPoint or APF, standalone; this provides for increased flexibility and greater stability of distributions going forward;

- An excellent hedging program for both light oil and natural gas to protect cash flows for distribution, and ongoing capital expenditure programs;

- Greater stability for delivering distributions to unitholders, as cash flow is generated from a larger suite of diversified, high quality, high netback, light oil and natural gas assets;

- An excellent property fit, particularly in South East Saskatchewan and Central Alberta;

- Excellent operating and G&A cost saving opportunities based on the significant property overlap, particularly in South East Saskatchewan and Central Alberta;

- A balanced commodity mix (54 percent light oil and 46 percent natural gas) that is expected to provide increased stability for future distributions;

- An annualized capital expenditure budget of approximately $85 million to pursue identified development drilling prospects and opportunities on significant undeveloped land holdings;

- A significantly larger, more diversified asset portfolio that allows for the additional pursuit of internal development opportunities;

- A large, operated, lower risk development drilling inventory of more than 575 locations for long life light oil and natural gas;

- A large undeveloped land base of more than 500,000 net acres; and

- The potential to leverage in-house technical skills over a larger asset base to achieve both operating efficiencies, and to increase the identification of internal drilling opportunities.

Additional benefits of the Combination for unitholders of StarPoint include the following:

- The transaction is accretive to StarPoint's proven plus probable reserves per unit (15 percent), production per unit (16 percent), and cash flow per unit (20 percent);

- Enhances existing core areas in South East Saskatchewan and Central Alberta; and

- Exposure to significant new core areas in Southern Alberta and West Central Alberta.

Additional benefits of the Combination and creation of the Exploreco for unitholders of APF, include the following:

- APF unitholders will receive one common share for every APF trust unit held, in a new, publicly-listed junior exploration company, with approximately 1,000 boepd of production and more than 50 drilling locations managed by the existing APF management team;

- Strategic consolidation with StarPoint's assets in APF's existing core areas in South East Saskatchewan and Central Alberta;

- Increased exposure to light crude oil prices, which are currently very strong;

- The Combination provides APF unitholders with enhanced trading liquidity with a pro forma market capitalization of over $1.4 billion versus $700 million currently, and further improves APF's pro forma cost of capital; and

- Continued representation in the Combined Trust through the appointment of Mr. Martin Hislop, APF's Chief Executive Officer, and Mr. Steve Cloutier, APF's President, to the Board of the Combined Trust.

THE COMBINED TRUST –
A STRATEGICALLY POSITIONED, INTERMEDIATE ENERGY TRUST

StarPoint and APF believe the Combined Trust will be one of the best positioned intermediate sized energy trusts in Canada.

The Combined Trust will have an operated, long life, high netback, reserve, production and cash flow base primarily focused in South East Saskatchewan, and South Central Alberta.

The Combined Trust will also have a solid balance sheet, a low payout ratio and an excellent hedging program for both light oil and natural gas.

Upon closing, the Combined Trust will have the following key operating and financial characteristics:

1. **Enterprise Value**	**C$ Billion**
• Market Capitalization	1.400
• Debt and Working Capital	.290
	1.690

2. **Long Life Reserves***	**MMBOE**
• Total Proved	60.2
• Proven plus Probable	87.6

*Note: Assumes 3.31 MMBOE reserves P+P carved out to Exploreco.

3. **High Netback Production**	**BOEPD**
• Current Combined Production*	>26,750
- 54% light oil	
- 46% natural gas	
• StarPoint 2005 Average Rate	>17,650
• Combined 2005 Exit Rate*	>25,650

*Notes: 1. Current Combined Production assumes 1,000 boepd carved out to Exploreco.
2. Combined 2005 Exit Rate assumes non-core disposition of 750 boed; $40MM capex for remainder of 2005; normal natural declines.

4. **Long Reserve Life Index***	**Years**
• Total Proved	6.4
• Proven plus Probable	9.3

*Note: Based on the Combined 2005 Exit Rate of 25,650 boed.

5. Stable Cash Flow Base*	$Cdn.
• Annualized cash flow	>$235MM
• Per unit annualized fully diluted	$3.30

*Notes: 1. Assumes US$42.50 WTI per bbl; C$6.50 AECO mcf pricing; C$0.81; Annualized production of 25,650 boepd; opex: $8.10/boe.
2. Includes forward hedging programs as set forth below.

6. Units Outstanding*	MM Units
• Basic	68.4
• Fully Diluted	70.9

*Note: Assumes APF's convertible debentures are exchanged into trust units.

7. Solid Balance Sheet*	C$MM
• Current Debt	$290
• Available bank lines (E)	$325

*Note: Debt to forward cash flow ratio of 1.20 times

8. Regular Monthly Distributions*	$/Unit
• Monthly (E)	$0.20/month

*Note: The stability of ongoing distributions is increased through StarPoint's ongoing comprehensive hedging strategy, and the Combined Trust's lower payout ratio.

9. Low Payout Ratio	Percent
• Basic	70%
• Fully Diluted	72%

10. Large Development Drilling Inventory	Locations
• Light oil	225 (157.5 net)
• Natural gas	350 (245.0 net)
	575 (402.5 net)

11. Large Land Base	Net Acres Undeveloped
• Current Combined	>500,000

12. Low Cost Structure	$/BOEPD
• G&A/boe	$1.25
• Opex	$8.10

13. Estimated Taxability of Distributions	% Taxable
• 2005	80%

It is part of the Combined Trust's management strategy to hedge up to 60% of the net after Crown royalty volumes, of both crude oil and natural gas production from the Combined Trust at above budget pricing parameters to lock-in cash flows for periods of up to two to three years.

Accordingly, concurrent with the Combination transaction, StarPoint and APF management plan to execute a number of strategic hedges for both crude oil and natural gas. These hedges will assist the Combined Trust in:

- locking in the valuation metrics of the Combination;
- maintaining solid, steady distributions to unitholders; and
- completing the capital expenditure program of the Combined Trust.

The Combined Trust will maintain StarPoint's ongoing distribution policy of $0.20 per unit, per month. The stability of ongoing distributions is increased through StarPoint's comprehensive ongoing hedging strategy, and the Combined Trust's lower payout ratio.

The executive management team of the Combined Trust will be comprised of the following:

Mr. Paul Colborne, President and Chief Executive Officer
Mr. Brett Herman, Vice President, Finance and Chief Financial Officer
Mr. Graham Kidd, Vice President, Corporate Development
Mr. Murray Mason, Vice President, Production
Mr. Eric Strachan, Manager, Exploration
Mr. Jeremy Wallis, Manager, Land, and
Mr. Curt Ziemer, Controller.

This executive team brings a successful track record of executing asset and corporate acquisitions, exploitation and development programs, sound financial management, and maintaining strict cost controls that the Combined Trust will rely on in the future.

The Board of Directors of the Combined Trust will be comprised of Messrs. Paul Colborne, James Bertram, Fred Coles, James Pasieka, Rob Peters, Paul Starnino, with the addition of Steve Cloutier and Martin Hislop.

UPWARD REVISION TO 2005 GUIDANCE

As a result of this strategic Combination, StarPoint is now revising upward its 2005 average daily production estimate to more than 17,650 boepd, with a 2005 production exit rate of more than 25,650 boepd.

Annualized cash flow has now been increased to more than $235 million from $82.5 million. Annualized cash flow per unit has now been increased to more than $3.30 per Combined Trust unit from $2.72 per unit.

StarPoint's payout ratio is now expected to decrease from 86 percent to 72 percent on a fully diluted basis.

EXPLORECO – POSITIONED FOR GROWTH

Prior to the Combination of StarPoint and APF referred to herein, in a separate plan of arrangement transaction (the "Plan"), APF unitholders will have the right to receive one common share of Exploreco for every one APF trust unit held.

The Exploreco will be highly focused with a contiguous, operated, high working interest asset and opportunity base strategically located in the Wood River area of Central Alberta. In particular, the Exploreco will be uniquely positioned with more than 50 drilling locations for high quality, long life, operated, dry, Horseshoe Canyon coal bed methane (CBM) natural gas, as well as potential in a number of multi-zone conventional formations.

Key operating and financial information regarding the Exploreco are set forth below:

1. Reserve Volumes:

- Total proved: 1.83 MMBOE
- Proven plus Probable: 3.31 MMBOE

2. **Current Production:**
   - 1,000 boepd
     - 15 percent crude oil
     - 85 percent natural gas
   - Reserve Life Index: 9 years

   *Note: Reserve volumes and values are pursuant to independent engineering reports prepared effective January 1, 2005 by Gilbert Laustsen Jung Associates Ltd. and Sproule Associates Ltd.

3. **Reserve Values (PV 10%):**
   - Total Proved $26.2 million
   - Proven + Probable $44.0 million

4. **Debt:**
   - Nil

5. **Land:**
   - 45,000 net acres undeveloped

6. **Upside:**
   - more than 50 net drilling locations

7. **Operatorship and Working Interests:**
   - 70 percent operated assets
   - 60 percent average working interest

8. **Tax Pools**
   - $44 million

The Exploreco management team will be led by the following executive officers:

Mr. Steve Cloutier, President and Chief Executive Officer
Mr. Alan MacDonald, Vice President, Finance and Chief Financial Officer
Mr. Dan Allan, Vice President, Exploration and Production; and
Mr. Wayne Geddes, Vice President, Land.

This proven executive team has been primarily responsible for growing APF into a high quality, long life 18,000 boepd intermediate sized energy trust, over the past eight years.

The Exploreco Board of Directors shall include, Messrs. Martin Hislop, Steve Cloutier, John Howard and Ms. Nancy Penner.

It is anticipated that Exploreco will consider consolidating its shares on a basis to be decided at a later date. Management and insiders of Exploreco are proposing to capitalize Exploreco with a private placement of approximately $6-$8 million based on the independently engineered net asset value of the Exploreco. Combining the proposed initial private placement with internally generated cash flow, Exploreco will be well positioned to aggressively pursue and expand its asset base and certain exploratory initiatives, which are currently underway.

BOARD RECOMMENDATIONS

The Boards of Directors of both StarPoint and APF have unanimously approved the transaction. GMP Securities Inc. has provided APF's Board of Directors with its opinion that the consideration to be received by APF unitholders is fair, from a financial point of view, to APF. The APF Board has concluded that the transaction is in the best interests of APF, and has resolved to recommend that the APF unitholders vote their APF Trust units for the proposed transaction. The management and Board of APF have agreed to vote their units in favour of the proposed transaction.

APF has also agreed that it will not solicit or initiate any discussions concerning the sale of material assets or any other business combination. StarPoint and APF have also agreed to pay a reciprocal non-completion fee of $20 million to the other in certain circumstances.

FINANCIAL ADVISORS

BMO Nesbitt Burns Inc. acted as financial advisor to StarPoint. FirstEnergy Capital Corp., Orion Securities Inc., and TD Securities Inc. acted as strategic advisors to StarPoint. GMP Securities Inc. acted as financial advisor to APF.

JOINT CONFERENCE CALL

A joint conference call to discuss the strategic combination will be held on Thursday, April 14, 2005 at 9:00 a.m. Mountain Time (11:00 a.m. Eastern). To participate, please call 1-888-458-1598 and enter pass code 2434679#. A recording of the call will be available until May 12, 2005 by calling 1-877-653-0545 and entering confirmation number 275049#.

FORWARD-LOOKING STATEMENTS

Certain information set forth in this document, including management's assessment of StarPoint's, APF's, the Trust's and Exploreco's future plans and operations, contains forward-looking statements. By their nature, forward-looking statements are subject to numerous risks and uncertainties, some of which are beyond these parties' control, including the impact of general economic conditions, industry conditions, volatility of commodity prices, currency fluctuations, imprecision of reserve estimates, environmental risks, competition from other industry participants, the lack of availability of qualified personnel or management, stock market volatility and ability to access sufficient capital from internal and external sources. Readers are cautioned that the assumptions used in the preparation of such information, although considered reasonable at the time of preparation, may prove to be imprecise and, as such, undue reliance should not be placed on forward-looking statements. StarPoint's, APF's, the Trust's and Exploreco's actual results, performance or achievement could differ materially from those expressed in, or implied by, these forward-looking statements and, accordingly, no assurance can be given that any of the events anticipated by the forward-looking statements will transpire or occur, or if any of them do so, what benefits that StarPoint, APF, the Trust or Exploreco will derive therefrom. StarPoint and APF each disclaim any intention or obligation to update or review any forward-looking statements, whether as a result of new information, future events or otherwise.

Note: Boe means barrel of oil equivalent on the basis of 1 boe to 6,000 cubic feet of natural gas. Boe's may be misleading, particularly if used in isolation. A boe conversion ratio of 1 boe for 6,000 cubic feet of natural gas is based on an energy equivalency conversion method primarily applicable at the burner tip and does not represent a value equivalency at the wellhead. Boepd means a boe per day.

For further information please contact:

StarPoint Energy Trust
Paul Colborne
President and C.E.O.
Telephone: (403) 268-7800
Fax: (403) 263-3388

Brett Herman
Vice President, Finance and C.F.O.
Telephone: (403) 268-7800
Fax: (403) 263-3388

APF Energy Trust
Steve Cloutier
President and C.O.O.
Telephone: (403) 294-1000
Fax: (403) 294-1074

Alan MacDonald
Vice President, Finance and C.F.O.
Telephone: (403) 294-1000
Fax: (403) 294-1074